PROSPECTUS
ING Select Opportunities
Modified Single Premium Deferred Variable Annuity Contract

Issued By ING Life Insurance and Annuity Company
Through Its Variable Annuity Account B

This prospectus sets forth the information you ought to know before investing. You should keep the prospectus for future reference. Additional information has been filed with the Securities and Exchange Commission (SEC) and is available upon written or oral request without charge, including the Statement of Additional Information (SAI) dated April 30, 2010.

The SAI is incorporated by reference into the prospectus, and its table of contents appears on page 56.

The SEC maintains a web site (www.sec.gov) that contains the SAI, material incorporated by reference, and other information about us, which we file electronically. The reference number assigned to this Contract is 333-162593.

How to reach us…

	Customer Service Center
Call:	(888) 854-5950
Write:	P.O. Box 10450, Des Moines, Iowa 50306-0450
Visit:	www.ingfinancialsolutions.com

The variable sub-accounts currently available under your Contract…

ING BlackRock Inflation Protected Bond Portfolio	ING Russell^{TM} Large Cap Value Index Portfolio
ING EURO STOXX 50® Index Portfolio	ING Russell^{TM} Mid Cap Index Portfolio
ING International Index Portfolio	ING Russell^{TM} Small Cap Index Portfolio
ING Money Market Portfolio	ING U.S. Stock Index Portfolio
ING Russell^{TM} Large Cap Growth Index Portfolio	ING U.S. Bond Index Portfolio

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

NOT: FDIC/NCUA INSURED; A DEPOSIT OF A BANK; BANK GUARANTEED; OR INSURED BY ANY FEDERAL GOVERNMENT AGENCY. **MAY LOSE VALUE.**

RIGHT TO EXAMINE AND RETURN THIS CONTRACT: You may return the Contract within 10 days of its receipt (or longer as state law may require or when issued as a replacement contract). If so returned, we will promptly pay you the amount required by the state in which the Contract was issued. Where applicable, this amount may be more or less than the Premium paid, depending on the investment results of the variable sub-accounts. See page 43.

EXCHANGES: Your agent should only recommend an exchange (replacement) if it is in your best interest and only after evaluating your personal and financial situation and needs, tolerance for risk and the financial ability to pay for the Contract.

We pay compensation to broker/dealers whose registered representatives sell the Contract. See page 45.

April 30, 2010

Contents

Glossary

This glossary defines the special terms used throughout the prospectus. A special term used in only one section of the prospectus is defined there. The page references are to sections of the prospectus where more information can be found.

Accumulation Value – The sum of the Accumulation Values in each of the variable sub-accounts. Each variable sub-account is valued at the close of each Business Day for the preceding Valuation Period. See page 10.

Additional Premium – Any payment, other than the Initial Premium, made by you and accepted by us for this Contract. See page 23.

Annuitant – The individual designated by you and upon whose life Annuity Payments and Minimum Guaranteed Withdrawal Benefits are based. See page 21.

Annuity Commencement Date – The date on which Annuity Payments commence. See page 39.

Annuity Payments – Periodic payments made by us to you or, subject to our consent in the event the payee is not a natural person, to a payee designated by you. See page 39. For Contracts issued in Oregon, payments to a non-natural person are not subject to our consent.

Annuity Plan – An option elected by you, or the contractually designated default option if none is elected, that determines the frequency, duration and amount of the Annuity Payments. See page 39.

Beneficiary – The individual or entity you select to receive the Death Benefit. See page 22.

Business Day –Any day that the New York Stock Exchange (NYSE) is open for trading, exclusive of federal holidays, or any day the Securities and Exchange Commission (SEC) requires that mutual funds, unit investment trusts or other investment portfolios be valued.

Cash Surrender Value – The amount you receive upon Surrender of this Contract, which equals the Accumulation Value minus any applicable Surrender Charges. See page 31.

Code – The Internal Revenue Code of 1986, as amended.

Company, we, us or our – ING Life Insurance and Annuity Company (ING Life), a stock company domiciled in Connecticut. See page 10.

Contingent Annuitant – The individual who is not an Annuitant and will become the Annuitant if the named Annuitant dies prior to the Annuity Commencement Date and the Death Benefit is not otherwise payable. See page 21.

Contract – This Modified Single Premium Deferred Variable Annuity Contract, together with any attached application, amendments or Endorsements, where applicable.

Contract Anniversary – The same day and month each year as the Contract Date. If the Contract Date is February 29th, in non-leap years, the Contract Anniversary shall be March 1st.

Contract Date – The date on which this Contract becomes effective.

Contract Year – The period beginning on a Contract Anniversary (or, in the first Contract Year only, beginning on the Contract Date) and ending on the day preceding the next Contract Anniversary.

Death Benefit – The amount payable to the Beneficiary upon death of any Owner (or, if the Owner is not a natural person, upon the death of the Annuitant) (1) prior to the Annuity Commencement Date (see page 39) and before the Contract Enters Lifetime Automatic Periodic Benefit Status (see page 29), or (2) while the Table 2 Annuity Plan for a non-qualified Contract or Roth IRA Contract is in effect (see page 39) and before the Contract enters Lifetime Automatic Periodic Benefit Status (see page 29).

Endorsements – Attachments to this Contract that add to, amend, change, modify or supersede the Contract's terms or provisions.

Excess Transfer – Any transfer after 12 transfers have occurred within any Contract Year.

Excess Transfer Charge – The charge we may access on each Excess Transfer. See page 18.

Excess Withdrawal – Any Withdrawal taken before the Annuitant reaches the Lifetime Withdrawal Eligibility Age, other than a request for the payment of Investment Advisory Fees, or any Withdrawal in a Contract Year exceeding the then current Maximum Annual Withdrawal (MAW) (see page 27) on or after the Lifetime Withdrawal Phase has begun (see page 27). See page 25.

Extended Medical Care – Confinement in a Hospital or Nursing Home prescribed by a Qualifying Medical Professional. See page 17.

General Account – An account which contains all of our assets other than those held in Variable Annuity Account B.

Hospital or Nursing Home – A Hospital or a skilled care or intermediate care nursing, operating as such according to applicable law and at which medical treatment is available on a daily basis. A Hospital or Nursing Home does not include a rest home or other facility whose primary purpose is to provide accommodations, board or personal care services to individuals who do not need medical or nursing care. See page 17.

Initial Premium – The payment made by you to us to put this Contract into effect. See page 23.

Initial Standard Death Benefit Base – The Initial Premium. See page 37.

Insurable Interest – A lawful and substantial economic interest in the continued life of a person. An Insurable Interest does not exist if the Owner's sole economic interest in the Annuitant arises as a result of the Annuitant's death. See page 42.

Investment Advisory Fees – Fees or charges paid to a registered investment advisor for advice provided on the selection and ongoing allocation of Accumulation Value among the funds underlying this Contract.

Irrevocable Beneficiary – A Beneficiary whose rights and interests under this Contract cannot be changed without his, her or its consent. See page 22.

Joint Owner – An individual who, along with another individual Owner, is entitled to exercise the rights incident to ownership. Both Joint Owners must agree to any change or the exercise of any rights under the Contract. The Joint Owner may not be an entity and may **not** be named if the Owner is an entity. See page 21.

Lifetime Automatic Periodic Benefit Status – A period in time during which we will pay you MGWB Periodic Payments. See page 29.

Lifetime Withdrawal Eligibility Age – The minimum age of the Annuitant on or after which you may begin the Lifetime Withdrawal Phase. See page 27.

Lifetime Withdrawal Phase – The period under the Minimum Guaranteed Withdrawal Benefit during which the Maximum Annual Withdrawal is calculated and available for Withdrawal (see pages 25 and 27). The Lifetime Withdrawal Phase begins on the date of the first Withdrawal, other than a Withdrawal requested for the payment of Investment Advisory Fees, on or after the date the Annuitant reaches the Lifetime Withdrawal Eligibility Age. See page 27.

Maximum Annual Withdrawal or MAW – The maximum amount available for Withdrawal from the Contract under the Minimum Guaranteed Withdrawal Benefit in any Contract Year without reducing the MGWB Base in future Contract Years. See pages 27.

MGWB Base – The factor that is used only for the sole purpose of calculating the MAW and the charge for the Minimum Guaranteed Withdrawal Benefit. The MGWB Base has no cash value. See page 25.

MGWB Charge Rate – The percentage of the MGWB Base as of the last Business Day immediately prior to the date the MGWB charge is deducted. See page 19.

MGWB Periodic Payments – The payments that occur after the Contract enters the Lifetime Automatic Periodic Benefit Status. See page 29.

Minimum Guaranteed Withdrawal Benefit or MGWB – The benefit available after the Annuitant reaches the Lifetime Withdrawal Eligibility Age that guarantees you will have a pre-determined amount, the MAW, available for Withdrawals from the Contract each Contract Year, even if the Accumulation Value is reduced to zero. See page 25.

Minimum Guaranteed Withdrawal Benefit Charge or MGWB Charge – The charge for the MGWB. See page 19.

Net Return Factor – The value that reflects: (1) the investment experience of a mutual fund or investment portfolio in which a variable sub-account invests; and (2) the charges assessed against that variable sub-account during a Valuation Period. See page 10.

Notice to Us – Notice made in a form that: (1) is approved by or is acceptable to, us; (2) has the information and any documentation we determine in our discretion to be necessary to take the action requested or exercise the right specified; and (3) is received by us at our Customer Service Center at the address specified on page 1. Under certain circumstances, we may permit you to provide Notice to Us by telephone or electronically.

Notice to You – Written notification mailed to your last known address. A different means of notification may also be used if you and we mutually agree. When action is required by you, the time frame and manner for response will be specified in the notice.

Owner – The individual (or entity) that is entitled to exercise the rights incident to ownership. The terms "you" or "your," when used in this prospectus, refer to the Owner. See page 21.

Premium – Collectively, the Initial Premium and any Additional Premium. See page 23.

Proof of Death – The documentation we deem necessary to establish death, including, but not limited to: (1) a certified copy of a death certificate; (2) a certified copy of a statement of death from the attending physician; (3) a finding of a court of competent jurisdiction as to the cause of death; or (4) any other proof we deem in our discretion to be satisfactory to us. See page 37.

Qualified Institutional Care – For Contracts issued in Washington, care provided in a hospital, skilled or intermediate nursing home, congregate care facility, adult family home, or other facility certified or licensed by the state primarily affording diagnostic, preventative, therapeutic, rehabilitative, maintenance or person care services. Such facility provides twenty-four hour nursing services on its premises or in facilities available to the institution on a formal prearranged basis. See page 17.

Qualifying Medical Professional – A legally licensed practitioner of the healing arts who: (1) is acting within the scope of his or her license; (2) is not a resident of your household or that of the Annuitant; and (3) is not related to you or the Annuitant by blood or marriage. See page 17.

Ratchet – The increase to the MGWB Base by an amount equal to the difference between the MGWB Base and the Accumulation Value on the applicable Ratchet Date if the Accumulation Value is greater than the amount of the MGWB Base immediately prior to such Ratchet Date. See page 26.

Ratchet Date – The applicable date on which the Ratchet is to occur. See page 26.

Right to Examine and Return this Contract – The period of time during which you have the right to return the Contract for any reason, or no reason at all, and receive the Premium paid and not previously surrendered. See page 43.

Specially Designated Variable Sub-account – A variable sub-account that is used as a "holding" account or for administrative purposes. The Specially Designated Variable Sub-account is designated by us – currently, ING Money Market.

Standard Death Benefit Base – The sum of all Premiums reduced pro rata by any Withdrawals. See page 37.

Surrender – A transaction in which the entire Cash Surrender Value is taken from the Contract. See page 31.

Surrender Charge – A charge applied to certain Withdrawals and to a Surrender that will reduce the amount paid to you. See page 16.

Surrender Charge Free Withdrawal – The amount that may be withdrawn each Contract Year without any applicable Surrender Charges. See page 17.

Terminal Condition – An illness or injury that results in a life expectancy of 12 months or less, as measured from the date of diagnosis by a Qualifying Medical Professional.

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See page 18.

Valuation Period – The time from the close of regular trading on the NYSE on one Business Day to the close of regular trading on the next succeeding Business Day.

Withdrawal – A transaction in which only a portion of the Cash Surrender Value is taken from the Contract. Annuity Payments under the Table 2 Annuity Plan for non-qualified Contracts are treated as Withdrawals. See pages 31 and 39.

Synopsis – The Contract

This synopsis reviews some important things that you should know about this annuity. We urge you to read the entire prospectus for complete details. This Synopsis is designed only as a guide. Certain features and benefits may vary depending on the state in which your Contract is issued. These state variations are identified later in the prospectus.

You can use an annuity to save money for retirement and to receive retirement income for life. It is not meant to be used to meet short-term financial goals.

This annuity is a modified single premium deferred variable annuity. If you purchase the annuity with after-tax money, the first payment must be at least $10,000. We refer to this annuity as a non-qualified contract. If you purchase the annuity with pre-tax money, the first payment must be at least $5,000. We refer to this annuity as a qualified contract. Additional payments, known as Additional Premium, will only be accepted during the first year, subject to our prior approval.

Premiums cannot total more than $1,000,000, unless you receive approval from us.

THE ANNUITY CONTRACT

How does this annuity work?
This annuity is a contract between you and us. You pay premium into your contract, and we agree to make payments to you, starting in five years or at a later date in the future.

An annuity consists of the accumulation phase and the income phase.

During the **accumulation phase**, you make investment decisions that can increase or decrease your annuity's value, which we refer to as the Accumulation Value, based upon your allocation to the various underlying investment options we offer. You decide how your money is allocated.

For a list of the investment options currently available to you, see page 12.

Since this annuity is tax-deferred, you do not pay taxes on the earnings until the money is paid to you.

We begin to pay money to you during the **income phase**. We use the value of your contract to determine the amount of income you receive, which we refer to as an Annuity Payment. Depending on the Annuity Plan you choose, you can receive payouts for life or for a specific period of time. You select the date the payouts start, which we refer to as the Annuity Commencement Date, and how often you receive them. See page 42 for more information about Annuity Payments and Annuity Plans available to you.

What other options do I have for accessing money from my annuity?

Regular Withdrawals: You can withdraw up to 10% of your Accumulation Value during the year, as measured from the date the contract became effective (Contract Year) without paying a Surrender Charge. The Surrender Charge is based on the amount of Premium withdrawn and the period of time since that Premium was added. The Surrender Charge is a percentage of the withdrawal. See page 16 for more information.

Systematic withdrawals: You can get monthly, quarterly, or annual payments from your annuity in set amounts without paying Surrender Charges. There are restrictions on taking systematic withdrawals. See page 32 for more information.

Extended medical care and terminal condition waiver of surrender charge: If you are in a hospital or nursing facility or diagnosed with a terminal condition, you can take money from your annuity without paying a Surrender Charge under some conditions. See page 17 for more information.

What happens if I die?
This annuity has a death benefit that pays money to your beneficiary if you die before we start to pay you income from your contract. The death benefit is equal to the greater of: (a) your annuity's value; and (b) the return of Premiums paid into the contract, reduced pro rata for withdrawals. For more information about the death benefit, see page 37.

What other benefits are included with the annuity?
This annuity includes a minimum guaranteed withdrawal benefit, or MGWB, which generally provides, subject to certain restrictions and limitations, that we will guarantee a minimum level of annual withdrawals from the contract for the lifetime of the annuitant, even if these withdrawals deplete your annuity's value to zero. It is important to note that excess withdrawals (as described more fully on page 25) will decrease the value of the MGWB and may, if applicable, result in the loss of the MGWB. This is more likely to occur if such withdrawals are made during periods of negative market activity. For more information about the MGWB, and how withdrawals can affect this benefit, see page 25.

FEES AND EXPENSES

What fees and/or expenses do you deduct from my annuity?
You will pay fees while you own the annuity. These fees will be deducted from the annuity. The amount of the fees depends on the value of the investments in your annuity and the types of investments you choose. There are three types of fees: transactional, recurring and underlying investment portfolio fees. For specific information about these fees, see page 8.

TAXES

How will payouts and withdrawals from my annuity be taxed?
This annuity is tax-deferred, which means you do not pay taxes on the annuity's earnings until the money is paid to you. When you take payouts or make a withdrawal, you pay ordinary income tax on the accumulated earnings. You also defer paying taxes on earnings if you move money from one underlying investment option to another. You may pay a federal income tax penalty on earnings you withdraw before age 59½. See page 47 for more information. Your annuity may also be subject to a premium tax, which depends on your state of residency. See page 18 for more information.
You can exchange one tax-deferred annuity for another without paying taxes on the accumulated earnings when you make the exchange. Before making such exchange, you should compare the benefits, features, and costs of the two annuities.

Does buying an annuity in a retirement plan provide extra tax benefits?
No. Buying an annuity within an IRA or other tax-deferred retirement plan doesn't give you any extra tax benefits, because amounts contributed to such plans are already tax-deferred. Choose your annuity based on its other features and benefits as well as its risks and costs, not its tax benefits.

OTHER INFORMATION

What else do I need to know?
We may change your contract from time to time to follow federal or state laws and regulations. If we do, we will provide Notice to You of such changes in writing.

Compensation: We pay the broker-dealer for selling the annuity to you. Your broker-dealer also may have certain revenue sharing arrangements or pay its personnel more for selling this contract than for selling other annuity contracts. See page 45 for more information.

Right to Examine the Contract: Many states have laws that give you a set number of days to look at an annuity after you buy it. If you decide during that time that you do not want it, you can return the annuity. See page 43 for more information.

Synopsis – Fees and Expenses

The following tables describe the fees and expenses that you will pay when buying, owning, and Surrendering the Contract.

<u>This table</u> describes the transactional fees and expenses that you will pay at the time that you buy the Contract, Surrender the Contract, or transfer Accumulation Value between variable sub-accounts. Premium taxes may also be deducted.

Transactional Fees and Expenses	
Surrender Charge	6%
(as a percentage of Premium withdrawn, if applicable)[1]	
Excess Transfer Charge[2]	$25
Overnight Charge[3]	$20

1. A Surrender Charge will apply to certain Surrenders or Withdrawals of Premium, based on the following schedules:

Surrender Charge Schedule						
Full Years Since Paid Premium	0	1	2	3	4	5+
Surrender Charge	6%	5%	4%	3%	2%	0%

   The charge is deducted proportionally from the Accumulation Value in the variable sub-accounts, or you may request the charge be deducted from the Withdrawal of Premium. Each Premium is subject to its own Surrender Charge schedule lasting 5 full years from the payment date.
2. Per transfer after 12 during a Contract Year (which we refer to as an Excess Transfer, currently nil.)
3. You may choose to have this charge deducted from the amount of a Surrender or Withdrawal you would like sent to you by overnight delivery service.

<u>This table</u> describes the recurring fees and expenses that you will pay periodically during the time that you own the Contract, not including variable sub-account fees and expenses.

Recurring Fees and Expenses		
Annual Administrative Charge[4]	$40	
Separate Account Annual Expenses (as a percentage of Accumulation Value)		
	Maximum	Current
Mortality & Expense Risk Charge[5]	0.75%	0.75%
Asset Based Administrative Charge	None	None
Total Separate Account Annual Expenses	0.75%	0.75%
Minimum Guaranteed Withdrawal Benefit Charge(as a percentage of the MGWB Base)[6]	1.90%	1.00%

4. The annual administrative charge is waived if the Accumulation Value or Premiums paid is $100,000 or more when it is deducted. This charge is deducted on your Contract Anniversary, the Annuity Commencement Date, or when you Surrender the Contract. For Contracts issued in New York, the annual administrative charge is $30.
5. This charge is deducted on Business Days as a percentage of and from the Accumulation Value in each variable sub-account.
6. This charge is for the MGWB, which is an included benefit of your annuity. The charge is deducted quarterly from the Accumulation Value in each variable sub-account. The MGWB Base is equal to the Initial Premium on the Contract Date, and is increased dollar-for-dollar for any Additional Premiums permitted during the first Contract Year. The charge can increase upon: an increase to the MGWB Base, the Maximum Annual Withdrawal or MAW percentage, and in the event of any Additional Premiums permitted, subject to the maximum charge. For more information, please see pages 19 and 25.

<u>This item</u> shows the minimum and maximum total gross operating expenses charged by the variable sub-accounts that you may pay periodically during the time that you own the Contract. More detail concerning each variable sub-account's fees and expenses is contained in the prospectus for the relevant underlying investment portfolio.

Total Annual Variable Sub-account Gross Operating Expenses		
Expenses that are deducted from underlying investment portfolio assets, including management fees, service and/or distribution (12b-1) fees, and other expenses[6, 7]	Minimum	Maximum
	0.43%	0.82%

6. We may receive compensation from the underlying investment portfolios or their affiliates based on an annual percentage of the average net assets held in that investment portfolio by us. The percentage paid may vary from one underlying investment portfolio to another. For certain underlying investment portfolios, some of this compensation may be paid out as 12b-1 fees or service fees that are deducted from investment portfolio assets. These fees are disclosed in the underlying investment portfolio prospectuses. We may also receive compensation from certain underlying investment portfolios or their affiliates for recordkeeping or other services. See page 45.
7. No underlying investment portfolio currently charges a redemption fee. See page 20.

<u>This example</u> is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts.

Example
Assumptions

a. You invest $10,000 in the Contract for the time periods indicated below.
b. The costs reflected include the maximum transactional and recurring fees and expenses noted above and the maximum charge for the MGWB. Also included are the maximum gross operating expenses noted above of any of the variable sub-accounts.
c. The example assumes that your investment has a 5% return each year.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If you Surrender or annuitize your Contract at the end of the applicable time period

1 year	3 years	5 years	10 years
$1,303	$1,117	$1,656	$3,402

If you do not Surrender your Contract

1 year	3 years	5 years	10 years
$703	$717	$1,456	$3,402

Condensed Financial Information

Accumulation Value

We use accumulation units to calculate the Accumulation Value of a Contract. Each variable sub-account of Variable Annuity Account B has its own accumulation unit value. Their values may increase or decrease from day to day based on the investment performance of the applicable underlying investment portfolio. Shares in the underlying investment portfolios are valued at their net asset value.

On the Contract Date, the Accumulation Value in each variable sub-account equals the Initial Premium allocated to that variable sub-account, less a charge for premium tax, if applicable. We calculate the Accumulation Value at the close of each Business Day thereafter as follows:

> Accumulation Value in the variable sub-account at the close of the preceding Business Day
>> ➔ *Multiplied by* the variable sub-account's Net Return Factor for the current Valuation Period (see below)
>> ➔ *Plus* any Additional Premium accepted to the variable sub-accounts during the current Valuation Period
>> ➔ *Minus* any premium taxes related to the Additional Premium, if applicable
>> ➔ *Plus or Minus* any transfers to or from the variable sub-account during the current Valuation Period
>> ➔ *Minus* any Withdrawals and any applicable Surrender Charges from the variable sub-account during the current Valuation Period
>> ➔ *Minus* any charges, other than daily charges (e.g., the charge for the MGWB, which is deducted on quarterly Contract Anniversaries), or applicable taxes, including any premium taxes not previously deducted, allocated to that variable sub-account

No accumulation unit value history is contained in this prospectus because the Contract was not available for sale during the fiscal year ended December 31, 2009.

The Net Return Factor is an index number that reflects certain charges under the Contract and the investment performance of the variable sub-account. The Net Return Factor is calculated for each variable sub-account as follows:

> The net asset value of the portfolio in which the variable sub-account invests at the close of the current Business Day
>> ➔ Plus the amount of any dividend or capital gains distribution declared for and reinvested in such portfolio during the current Valuation Period
>> ➔ Divided by the net asset value of the portfolio at the close of the preceding Business Day
>> ➔ Minus the daily charges from the variable sub-account (e.g., the mortality & expense risk charge)

Calculations for the variable sub-accounts are made on a per unit basis.

Financial Statements

The financial statements of each of ING Life Insurance and Annuity Company and its Variable Annuity Account B can be found in the SAI. The financial statements of Variable Annuity Account B include information about all contracts offered through it. The financial statements of ING Life Insurance and Annuity Company should only be considered as bearing on the Company's ability to meet its contractual obligations under the Contracts. ING Life Insurance and Annuity Company's financial statements do not bear on the future investment experience of the assets held in Variable Annuity Account B.

ING Life Insurance and Annuity Company

Organization and Operation

ING Life Insurance and Annuity Company (the Company, we, us, our) issues the Contracts described in this prospectus and is responsible for providing each Contract's insurance and annuity benefits. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

As part of a restructuring plan approved by the European Commission, ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation over the next four years by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales or combinations thereof.

We are engaged in the business of issuing life insurance and annuities.

Our principal executive offices are located at:

One Orange Way
Windsor, Connecticut 06095-4774

Regulatory Matters
As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation**.**

Insurance and Retirement Plan Products and Other Regulatory Matters. Federal and state regulators and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company.

These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken by regulators with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the Company.

Product Regulation
Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to non-qualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. (See page 47 for further discussion of some of these requirements.) Failure to administer certain non-qualified contract features (for example, contractual annuity start dates in non-

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qualified annuities) could affect such beneficiary tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

Variable Annuity Account B and its Variable Sub-accounts

Organization and Operation
We established Variable Annuity Account B (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law of Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940. It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into "sub-accounts." Each sub-account invests directly in shares of a corresponding fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of ING Life Insurance and Annuity Company. All obligations arising under the Contracts are obligations of ING Life Insurance and Annuity Company.

Please note that we currently offer other variable annuity contracts through Variable Annuity Account B having different variable sub-accounts that are not discussed in this prospectus. Under certain circumstances, we may make certain changes to the variable sub-accounts. For more information, see page 24.

Variable Sub-accounts
More information about the variable sub-accounts available under the Contract is contained in the below table.

You bear the entire investment risk for amounts you allocate to any underlying investment portfolio, and you may lose your principal. The investment results of the underlying investment portfolios are likely to differ significantly. There is no assurance that any of the funds will achieve their respective investment objectives. You should carefully consider the investment objectives, risks and charges and expenses of the underlying investment options before investing. More information is available in the prospectus for an underlying investment option. You may obtain a copy of the prospectus for an underlying investment portfolio by contacting our customer service center. Contact information for the customer service center appears on page 1. **If you received a summary prospectus for any of the underlying investment portfolios available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the portfolio's summary prospectus.**

Please work with your investment professional to determine if the variable sub-accounts may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

Variable Sub-accounts Currently Available

ING Investors Trust
7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258
ING Blackrock Inflation Protected Bond Portfolio (Class I)
Sub-advised by BlackRock Financial Management Inc.
Seeks to maximize real return, consistent with preservation of real capital and prudent investment management.
ING U.S. Stock Index Portfolio (Class S) (formerly ING Stock Index Portfolio)
Sub-advised by ING Investment Management Co.
Total Return.

ING Money Market Portfolio
7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258

ING Money Market Portfolio (Class S)
Sub-advised by ING Investment Management Co.

The Portfolio seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00. There is no guarantee that the ING Money Market Subaccount will have a positive or level return.

ING Variable Portfolios, Inc.
7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258

ING EURO STOXX 50® Index Portfolio (Class I) (formerly ING Dow Jones Euro STOXX 50® Index Portfolio)
Sub-advised by ING Investment Management Co.

The Portfolio seeks investment results (before fees and expenses) that correspond to the total return of the EURO STOXX 50® Index

ING International Index Portfolio (Class I)
Sub-advised by ING Investment Management Co.

The Portfolio seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted international index.

ING Russell™ Large Cap Growth Index Portfolio (Class I)
Sub-advised by ING Investment Management Co.

The Portfolio seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index ("Index").

ING Russell™ Large Cap Value Index Portfolio (Class I)
Sub-advised by ING Investment Management Co.

The Portfolio seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Value Index.

ING Russell™ Mid Cap Index Portfolio (Class I)
Sub-advised by ING Investment Management Co.

The Portfolio seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Index.

ING Russell™ Small Cap Index Portfolio (Class I)
Sub-advised by ING Investment Management Co.

The Portfolio seeks investment results before fees and expenses)that correspond to the total return of the Russell 2000® Index.

ING U.S. Bond Index Portfolio (Class I)
Sub-advised by Lehman Brothers Asset Management LLC

The Portfolio seeks investment results before fees and expenses) that correspond to the total return of the Barclays Capital U.S. Aggregate Bond Index.

Fees Deducted by the Underlying Investment Portfolios
The prospectuses for the underlying investment portfolios show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually. Fees of an underlying investment portfolio are one factor that impacts the value of a share. Please refer to the prospectuses for the underlying investment portfolios for more information and to learn more about additional factors.

The Company may receive compensation from each of the underlying investment portfolios or their affiliates based on an annual percentage of the average net assets held in that underlying investment portfolio by the Company. The percentage paid may vary from one fund company to another. For certain underlying investment portfolios, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from underlying investment portfolio assets. Any such fees deducted from underlying investment portfolio assets are disclosed in the prospectuses for the underlying investment portfolio. The Company may also receive additional compensation from certain underlying investment portfolios for administrative, recordkeeping or other services provided by the Company to the underlying investment portfolios or their affiliates. These additional payments may also be used by the Company to finance distribution. See page 20 for more information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the underlying investment portfolios, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. See page 20 for more information.

Fees are deducted from the value of the underlying investment portfolio shares on a daily basis, which in turn affects the value of each variable sub-account that purchases fund shares.

Variable Sub-account Classifications for MGWB and Required Automatic Rebalancing
In order to mitigate the insurance risk inherent in our guarantees under the Minimum Guaranteed Withdrawal Benefit, we have classified the variable sub-accounts currently available under the Contract into three groups, each of which has a different weighting in relation to the allocation of your Accumulation Value. Your application to purchase the Contract is not complete unless your Initial Premium is allocated according to the allocation percentages of each group under required automatic rebalancing for the MGWB. See page 24.

To issue the Contract, we require that the Initial Premium be allocated according to the allocation percentages of each group, and you may allocate to one or more variable sub-accounts in these groups (or none in the case of Groups B or C) as follows:

Group A	Group B	Group C
No _less_ than **40%*** (40-100%) Of total Accumulation Value	**Balance** of total Accumulation Value	No _more_ than **10%** (0-10%) Of total Accumulation Value
* _Currently waived to_ **30%**	Currently 0-70% with Group A waiver	
⬇ Currently available ⬇	⬇ Currently available ⬇	⬇ Currently available ⬇
ING BlackRock Inflation Protected Bond	ING Russell Large Cap Growth Index	ING EURO STOXX 50 Index
ING U.S. Bond Index	ING U.S. Stock Index	ING International Index
ING Money Market	ING Russell Large Cap Value Index	
	ING Russell Mid Cap Index	
	ING Russell Small Cap Index	

While the MGWB is in effect, your allocation of Accumulation Value will remain subject to the above allocation percentages. Moreover, your Accumulation Value will be subject to periodic automatic rebalancing to ensure that your current allocation between and among the variable sub-accounts in each group continues to conform to the above allocation percentages. We will rebalance the proportion of your Accumulation Value in each group pro-rata between and among the variable sub-accounts that comprise your current allocation. The above groups and allocation percentages are also indicated in the Contract on the data table for the MGWB, which is part of the schedule pages appearing at the front of the Contract. **By purchasing the Contract, you are providing the Company with direction and authorization to periodically rebalance, on your behalf, the proportion of your Accumulation Value allocated between and among the variable sub-accounts in each group. You should not purchase the Contract if you do not want your Accumulation Value to be subject to these variable sub-account classifications and the rebalancing requirement.**

The dates on which your Accumulation Value will be subject to required automatic rebalancing:

> Each quarterly Contract Anniversary;
> Receipt by us of any Additional Premiums, if permitted;
> Upon any transfer or reallocation among the variable sub-accounts; and
> Upon a Withdrawal for other than payment of the charge for the MGWB or Investment Advisory Fees.

On any required automatic rebalancing date, if the Accumulation Value you have allocated to the variable sub-accounts in each group does not meet the minimum or maximum allocation percentage, as applicable, we will automatically rebalance the Accumulation Value, pro-rata between and among your variable sub-account allocations, to restore the proportion of your Accumulation Value allocated to each group; according to the appropriate allocation percentages, starting with Group C and as follows:

➔ Amounts rebalanced **from** <u>Group C</u> will be reallocated **to** <u>Group B</u>
  ○ The portion of your Accumulation Value allocated to one or more variable sub-accounts in Group C will be rebalanced pro-rata from Group C and reallocated pro-rata to the variable sub-accounts that comprise your current allocation to Group B, if any.
  ○ Rebalancing will only occur **from** <u>Group C</u> to <u>Group A</u> if no Accumulation Value is allocated to <u>Group B</u>
➔ Amounts rebalanced **from** <u>Group B</u> will be reallocated **to** <u>Group A</u>.
  ○ The portion of your Accumulation Value allocated to one or more variable sub-accounts in Group B will be rebalanced pro-rata from Group B and reallocated pro-rata to the variable sub-accounts that comprise your current allocation to Group A.

➔*Explanatory Example #1*:
You purchase the Contract with $120,000 of Initial Premium, which, pursuant to your allocation instructions, is allocated pro-rata among the variable sub-accounts in Group A. You then make a payment of $480,000 in Additional Premium, which, pursuant to your allocation instructions at that time, is allocated pro-rata among the variable sub-accounts in Group B, and which brings the total of your Accumulation Value to $600,000. Because the percentage of this total Accumulation Value allocated to Group A, which is 20% (120,000/600,000 * 0.2), is less than the 30% required minimum allocation percentage, we will automatically rebalance $60,000 of the Accumulation Value in Group B to Group A. This is done pro-rata among the variable sub-accounts that comprise your current allocation of Accumulation Value, which, in this case, consists of all the variable sub-accounts available between these two groups. After required automatic rebalancing, the Contract complies with the allocation percentages with 30% of the total Accumulation Value in Group A ($180,000) and 70% in Group B ($420,000).

➔*Explanatory Example #2*:
You purchase the Contract with $100,000 of Initial Premium. Pursuant to your allocation instructions: $40,000, or 40%, is allocated pro-rata to the variable sub-accounts in Group A; $10,000, or 10%, is allocated pro-rata to the variable sub-accounts in Group C; and the remaining $50,000, or 50%, is allocated pro-rata to the variable sub-accounts in Group B. (Accordingly, your Accumulation Value is allocated to all the variable sub-accounts available under the Contract.) Upon a subsequent Withdrawal of $20,000 from the variable sub-accounts in Group A, the Accumulation Value allocated to Group C exceeds the 10% maximum allocation percentage. We will automatically rebalance $2,000 of the Accumulation Value in Group C to Group B. Moreover, as a result of the Withdrawal, since the Accumulation Value allocated to Group A is only 25% of the total Accumulation Value, we will next automatically rebalance $4,000 of the Accumulation Value in Group B to Group A. Both transactions (rebalance Group C to Group B, and Group B to Group A) are done pro-rata among the variable sub-accounts that comprise your current allocation of Accumulation Value within each group. After required automatic rebalancing, the Contract complies with the allocation percentages with 30% of the total Accumulation Value in Group A ($24,000), 60% of the total Accumulation Value in Group B ($48,000) and 10% of the total Accumulation Value in Group C ($8,000).

Although the Group A minimum allocation percentage is currently waived to 30%, this waiver is **not** contractual. The Contract will indicate that at least 40% of your total Accumulation Value must be allocated to Group A. We may revoke this non-contractual waiver at any time in order to reduce the risk that, due to a decrease in the equity markets (especially a prolonged and/or precipitous decline), the guarantees under the MGWB are not covered by your Accumulation Value, which would thereby increase the possibility that we may be required to pay a benefit to you. Also, we may revoke this non-contractual waiver at any time in order to reduce the risks associated with the costs we incur in hedging the guarantees under the MGWB.

In the event that we decide we want to revoke this non-contractual waiver, we will notify you before implementing the change. We will send Notice to You at least 30 days prior to the date on which the change becomes effective. The notice will describe the change and permit you the opportunity to provide alternative allocation instructions before the next succeeding required automatic rebalancing date, or, if you are unwilling to accept the impending change, you may cancel the MGWB. This notice will specify how to cancel the MGWB. If you cancel the MGWB, any guaranteed payments under the MGWB will terminate, and all charges will cease, effective on the next succeeding required automatic rebalancing date. Otherwise, on the next succeeding required automatic rebalancing date, we will rebalance your Accumulation Value to conform to the 40% minimum allocation percentage of Group A.

We will not reclassify the variable sub-accounts available under the Contract.

Required automatic rebalancing is separate from elective automatic rebalancing under the Contract. Please see page 36 for more information on elective automatic rebalancing.

Changes to a Variable Sub-account and/or Variable Annuity Account B
We may make additional variable sub-accounts through Variable Annuity Account B available to you under the Contract. We may also eliminate, combine or substitute underlying investment portfolios, subject to the conditions set forth in your Contract, and subject to any required regulatory approvals, including SEC approval.

If you elected the dollar cost averaging, systematic withdrawals or automatic rebalancing programs, as described below, or if you have other outstanding instructions and a variable sub-account is no longer available because it has been substituted or merged, we will execute your instructions using the substituted or merged variable sub-account, unless you instruct otherwise. The substituted or merged variable sub-account may have higher fees and charges than the variable sub-account it replaces. If a variable sub-account is no longer available for any other reason, we will allocate your Accumulation Value proportionally among the other variable sub-accounts available that, according to your outstanding instructions, comprise your current allocation.

Subject to any required regulatory approvals, we reserve the right to transfer assets of Variable Annuity Account B or any variable sub-account that we determine to be associated with the class of contracts to which this Contract belongs to another separate account or variable sub-account. The portfolio in which the transferred assets invests may have higher fees and charges than the portfolio from which such assets were transferred.

We operate Variable Annuity Account B in accordance with the Investment Company Act of 1940. Subject to SEC approval, we reserve the right to make the following changes to this separate account:

> Deregister the separate account;
> Operate the separate account as a management company;
> Restrict or eliminate any voting rights; or
> Combine Variable Annuity Account B with another separate account.

We will provide you with written notice before we make any of these changes to the variable sub-accounts and/or Variable Annuity Account B.

Fees and Expenses

We deduct the following fees and expenses to compensate us for our costs, the services we provide, and the risks we assume under the Contracts. We incur costs for distributing and administering the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. Fees and expenses expressed as a percentage are rounded to the nearest hundredth of one percent. We expect to profit from the charges and may use the profits to finance the distribution of Contracts.

Surrender Charge
A Surrender Charge may apply to a Surrender or Withdrawal of Premium.

The Contract has a Surrender Charge schedule. This charge is intended to cover the costs we incur in selling the Contracts. Each Premium is subject to its own Surrender Charge schedule lasting 5 complete years from the payment date. We consider Withdrawals to come from Premium in the same order as paid (first-in, first-out (FIFO)). Therefore, the rate of this charge depends on the number of complete years (12 month periods) that have elapsed since you paid the Premium and is deducted pro rata from the Accumulation Value in the variable sub-accounts, unless you request otherwise:

Surrender Charge Schedule						
Full Years since Premium Paid	0	1	2	3	4	5+
Surrender Charge	6%	5%	4%	3%	2%	0%

If a variable sub-account is liquidated, Surrender Charges will be deducted pro rata across all remaining variable sub-accounts.

Surrender Charges will be applied to the gross Withdrawal amount.

No Surrender Charges will apply to:

	Payment of the Death Benefit (see page 37)
	Commencement of Annuity Payments after the fifth Contract Year (see page 39)
	○ **IMPORTANT NOTE:** For Contracts issued in Florida, no Surrender Charges will apply to Annuity Payments after the first Contract Year.
	Withdrawals equal to the greater of the following, which we refer to as the Surrender Charge Free Withdrawal:
	➔ 10% of the Accumulation Value at the time of the Withdrawal less any Withdrawals already taken during the current Contract Year; and
	➔The amount of the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) (see page 27), less any Withdrawals already taken during the current Contract Year.

A Surrender Charge Free Withdrawal will not be considered a Withdrawal of Premium for purposes of assessing Surrender Charges.

> ➔*Explanatory Example #2:*
> The Contract is purchased with $30,000 of Initial Premium. After three Contract Years, the Accumulation Value equals $32,400, of which $3,240 ($32,400 * .10) is available in that Contract Year to withdraw without incurring Surrender Charges. A Withdrawal of $9,720 exceeds the Surrender Charge Free Withdrawal by $6,480 ($9,720 - $3,240) and would be subject to a 3% Surrender Charge of $200 (($6,480/(1-.03) * .03). The Surrender Charge will be deducted from your Accumulation Value.

There is no Surrender Charge under the Contract on amounts transferred or rolled over from certain existing contracts issued by us or one of our affiliates ("internal transfer"), provided that there was no Surrender Charge applicable to the existing contract at the time of the internal transfer. This waiver does not apply to all existing contracts.

The Contract has a waiver of Surrender Charge for Extended Medical Care or a Terminal Condition. Extended Medical Care means confinement in a Hospital or Nursing Home prescribed by a Qualifying Medical Professional, as these terms are defined in the Contract. We will waive the Surrender Charge in most states in the event:

	You begin receiving Extended Medical Care on or after the first Contract Anniversary for at least 45 days during a 60 day period with Notice to Us during the term of your care or within 90 days after the last day of your care; or
	You are first diagnosed by a Qualifying Medical Professional, on or after the first Contract Anniversary, as having a Terminal Condition.

For purposes of this Surrender Charge waiver:

	A **Hospital or Nursing Home** is defined as a hospital or a skilled care or intermediate care nursing facility:
	○ Operating as such according to applicable law; and
	○ At which medical treatment is available on a daily basis.
	➔ A Hospital or Nursing Home does **not** include a rest home or other facility whose primary purpose is to provide accommodations, board or personal care services to individuals who do not need medical or nursing care.
	A **Qualifying Medical Professional** is defined as a legally licensed practitioner of the healing arts who:
	○ Is acting within the scope of his or her license;
	○ Is **not** a resident of your household or that of the Annuitant; and
	○ Is **not** related to you or the Annuitant by blood or marriage.

To qualify for a waiver as a result of Extended Medical Care:

	You (or any Annuitant, if the Owner is a non-natural person) begin receiving Extended Medical Care on or after the first Contract Anniversary and receive such Extended Medical Care for at least 45 days during any continuous 60-day period; and
	Your request for a Surrender or Withdrawal, together with satisfactory proof of such Extended Medical Care, must be provided by Notice to Us during the term of such Extended Medical Care or within 90 days after the last day that you received Extended Medical Care.

To qualify for a waiver as a result of a Terminal Condition:

> You (or any Annuitant, if the Owner is a non-natural person) must first be diagnosed by a Qualifying Medical Professional as having a Terminal Condition on or after the first Contract Anniversary; and
>
> Your request for a Surrender or Withdrawal, together with satisfactory proof of such Terminal Condition, must be provided by Notice to Us.

We require the proof of Extended Medical Care or a Terminal Condition to be in writing and, where applicable, attested to by a Qualifying Medical Professional. We reserve the right in the Contract to require a secondary medical opinion by a Qualifying Medical Professional of our choosing. We will pay for any such secondary medical opinion.

○ **IMPORTANT NOTE:** For Contracts issued in Massachusetts, no waiver of Surrender Charge for Extended Medical Care or a Terminal Condition is available. For Contracts issued in Texas, no waiver of Surrender Charge for a Terminal Condition is available. For Contracts issued in Washington, the waiver is available for Qualified Institutional Care or a Terminal Condition. Qualified Institutional Care means care provided in a hospital, skilled or intermediate nursing home, congregate care facility, adult family home, or other facility certified or licensed by the state primarily affording diagnostic, preventative, therapeutic, rehabilitative, maintenance or person care services. Such facility provides twenty-four hour nursing services on its premises or in facilities available to the institution on a formal prearranged basis.

Premium Tax
In certain states, the Premium you pay for the Contract is subject to a premium tax. A premium tax is generally any tax or fee imposed or levied by any state government or political subdivision thereof on your Premium received by us. Currently, the premium tax ranges from zero to 3.5%, depending on your state of residence. We reserve the right in the Contract to recoup the amount of any premium tax from the Accumulation Value if and when:

> The premium tax is incurred by us; or
>
> The Accumulation Value is applied to an Annuity Plan on the Annuity Commencement Date.

Unless you direct otherwise, a charge for any premium taxes will be deducted proportionally from the Accumulation Value. We reserve the right in the Contract to change the amount we charge for the premium tax if you change your state of residence. We do not expect to incur any other tax liability attributable to the Contract. We also reserve the right to charge for any other taxes as a result of any changes in applicable law.

Annual Administrative Charge
The Contract has a $40 annual administrative charge. This charge covers a portion of our ongoing administrative expenses and is deducted from the Accumulation Value in the variable sub-accounts. We deduct this charge on:

> Each Contract Anniversary prior to the Annuity Commencement Date;
>
> Each Contract Anniversary on or following the Annuity Commencement Date under the Table 2 Annuity Plans;
>
> The Annuity Commencement Date; or
>
> The date you Surrender the Contract.

Each such charge will be deducted in the same proportion that the Accumulation Value in that variable sub-account bears to the total Accumulation Value in all variable sub-accounts to that date. This charge is waived if either the Accumulation Value or total Premium paid is $100,000 or more when the annual administrative charge becomes due. We may at any time reduce, but never increase these amounts for waiving this charge. For Contracts issued in New York, the annual administrative charge is $30.

Excess Transfer Charge
The Contract has a $25 charge for each transfer exceeding 12 during a Contract Year (which we refer to as an Excess Transfer). Currently, we elect not to deduct this charge. If you make an Excess Transfer, you will be assessed an Excess Transfer Charge. The charge is deducted from the Accumulation Value in the variable sub-account from which the transfer is made. The charge will not apply to any transfers due to the election of dollar cost averaging or automatic rebalancing.

Redemption Fees
If applicable, we may deduct the amount of any redemption fees imposed by the underlying investment portfolios as a result of Withdrawals, transfers or other fund transactions you initiate. For contracts issued in Connecticut, we will not deduct any redemption fees. For contracts issued in Texas or Oregon, the amount of redemption fees we may deduct will not exceed 5% of the Withdrawals, transfers or other fund transaction. Redemption fees, if any, are separate and distinct from any transaction charges or other charges

deducted from your Accumulation Value. The prospectus for an underlying investment portfolio will have a more complete description of its fees and expenses.

Mortality & Expense Risk Charge
The Contract has a mortality & expense risk charge, 0.75% annually, that is deducted on Business Days as a percentage of the Accumulation Value in each variable sub-account. This charge compensates us for Death Benefit and age risks and the risk that expense charges will not cover actual expenses. If there are any profits from this charge, we may use them to finance the distribution of the Contracts.

MGWB Charge
The charge for the MGWB is currently 1.00% annually (which we refer to as the MGWB Charge Rate), calculated using the MGWB Base and deducted proportionally, in arrears, from the Accumulation Value in the variable sub-accounts on each quarterly Contract Anniversary. The maximum MGWB Charge Rate is 1.90% annually. The MGWB charge is equal to the MGWB Base on the previous Business Day multiplied by the MGWB Charge Rate. This charge compensates us for the risk that the assumptions used in designing the MGWB prove accurate.

We reserve the right in the Contract to increase the charge for the MGWB, subject to the maximum annual charge. The Charge for the MGWB may increase at our discretion upon any of the following:

> An increase to the MGWB Base or the Maximum Annual Withdrawal, which may occur due to a Ratchet;
> If and when any Additional Premiums are paid into the Contract; or
> An increase in the MAW percentage

The MAW percentage will automatically increase as the Annuitant ages, at which time we will have the right to increase the charge for the MGWB. For more information about the calculation of the MAW percentage, see page 27. We expect that when we increase the charge for the MGWB, we will increase it to an amount equal to the charge then in effect for new Contracts. In the event that we elect to increase the charge for the MGWB pertaining to your Contract, we will send Notice to You not less than 30 days in advance. You may decline the charge increase by providing Notice to Us. When you decline a charge increase, you will forfeit all future Ratchets. You will not be permitted to pay any Additional Premiums into the Contract, and you will not be eligible for any increase in the MAW percentage. Please note that by declining a charge increase, you will limit your ability to increase the amount guaranteed to be available for Withdrawals annually under the MGWB.

The charge for the MGWB will continue to be assessed until the Accumulation Value is reduced to zero, or until the MGWB is terminated. See page 30. The MGWB charge will be prorated in the event that:

> The Contract (and therefore the MGWB) is terminated by Surrender. See page 31.
> The Accumulation Value is applied to an Annuity Plan described in Table 1. See page 39.
> The MGWB is terminated upon an impermissible ownership change. See page 22.
> We revoke the current, noncontractual waiver of the Group A minimum allocation percentage, and you decide to cancel the MGWB. See page 15.

Also, the MGWB will terminate upon the death of the Owner or Annuitant (subject to the surviving spouse's option to continue the Contract). See page 30. Upon Proof of Death (see page 37), any charges which are due but unpaid for any period the MGWB was active and in force prior to the date of death will be deducted, or any charges that have been deducted for any period of time after the date of death will be refunded.

Prorated charges will be deducted on the next succeeding quarterly Contract Anniversary.

Consolidated Charge Deduction Option
You may elect the Consolidated Charge Deduction Option by providing Notice to Us, in which case all fees and expenses, except the daily mortality and expense risk charge, will be deducted from the Specially Designated Variable Sub-account –currently, the ING Money Market Portfolio. If you do not elect this option, or if the amount of the charges is greater than the Accumulation Value in the Specially Designated Variable Sub-account, we will deduct the fees and charges for the Contract proportionally from the variable sub-accounts to which your Accumulation Value is then allocated. You may cancel this option at any time by providing Notice to Us, and any change will take effect within 7 days of our receipt of your request.

Underlying Investment Portfolio Expenses

As shown in the prospectuses for the underlying investment portfolios as well as described in the "Fees Deducted by the Underlying Investment Portfolios" section of this prospectus, each underlying investment portfolio deducts management fees from the amounts allocated to it. In addition, each underlying investment portfolio deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and Contract Owner services provided on behalf of the fund. Furthermore, certain underlying investment portfolios may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of these fees and expenses, review each prospectus for the underlying investment portfolio.** You should evaluate the expenses associated with the underlying investment portfolios available through this Contract before making a decision to invest.

The Company may receive substantial revenue from each of the funds or from the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the Contract. This revenue is one of several factors we consider when determining Contract fees and charges and whether to offer a fund through our Contracts. **Fund revenue is important to the Company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to make a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors. Only affiliated funds are available under the Contract.

Types of Revenue Received from Affiliated Funds.

The types of revenue received by the Company from affiliated funds may include:

	A share of the management fee deducted from fund assets;
	Service fees that are deducted from fund assets;
	For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets; and
	Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques that are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue may be retained by the affiliated investment adviser and ultimately shared with the Company. The Company receives additional amounts related to affiliated funds in the form of intercompany payments from the fund's investment adviser or the investment adviser's parent. These revenues provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

In addition to the types of revenue received from affiliated funds described above, affiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each investment portfolio and its corresponding underlying fund or funds.

Please note that certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. For more information, please see page 45.

20

The Annuity Contract

The Contract described in this prospectus is a modified single premium deferred variable annuity contract. The Contract provides a means for you to invest in one or more of the available variable sub-accounts and has a guaranteed minimum withdrawal benefit. The Contract is non-participating, which means that it will not pay dividends resulting from any surplus or earnings of the Company. Except for Contracts issued in Florida and South Carolina, the Contract consists of any attached application, amendment or Endorsements that are issued in consideration of the Initial Premium paid. For Contracts issued in Florida, the application is not considered part of the Contract. For Contracts issued in South Carolina, the application, as well as any amendments or Endorsements, are not considered part of the Contract. In any event, we urge you to read the Contract, which details your rights as the Owner.

Owner

The Owner is the individual (or entity) entitled to exercise the rights incident to ownership. The Owner may be an individual or a non-natural person (e.g., a corporation or trust). We require the Owner to have an Insurable Interest in the Annuitant. See page 42. Two individuals may own the Contract, which we refer to as Joint Owners. Joint Owners must agree to any changes or exercise the rights under the Contract. The Death Benefit becomes payable (see page 37) if the Owner dies (or, in the case of multiple Owners, any Owner dies) before the Annuity Commencement Date (see page 42). If the Owner is a non-natural person, the Death Benefit becomes payable if any Annuitant dies prior to the Annuity Commencement Date. Under the Table 2 Annuity Plan for a non-qualified Contract or Roth IRA Contract, the Death Benefit is also payable after the Annuity Commencement Date (see page 41). We will pay the Death Benefit to the Beneficiary (see below).

Joint Owner

For Contracts purchased with after-tax money, which we refer to as non-qualified Contracts, Joint Owners may be named in a written request to us at any time before the Contract is in effect. A Joint Owner may not be an entity. In the case of Joint Owners, all Owners must agree to any change or exercise of the rights under the Contract. Joint Owners must agree to any exercise of the rights under the Contract. All other rights of ownership must be exercised jointly by both Owners. Joint Owners own equal shares of any benefits accruing or payments made to them. In the case of Joint Owners, upon the death of a Joint Owner, any surviving Owner will take the place of, and will be deemed to be, the sole primary Beneficiary, and the Death Benefit is payable. See page 37. This Beneficiary change will override any previous Beneficiary designation. All rights of a joint Owner terminate upon the death of that Owner, so long as the other joint Owner survives, and the deceased joint Owner's entire interest in the Contract will pass to the surviving joint Owner. The Death Benefit is either payable to the surviving joint Owner, or in the case of a surviving joint Owner who is the spouse of the deceased joint Owner, will be payable if the surviving joint Owner dies prior to the Annuity Commencement Date. See page 42.

Annuitant and Contingent Annuitant

The Annuitant is the individual upon whose life the Annuity Payments and the Minimum Guaranteed Withdrawal Benefits are based. The Annuitant must be a natural person, who is designated by you at the time the Contract is issued. If you do not designate the Annuitant, the Owner will be the Annuitant. In the case of Joint Owners, we will not issue a Contract if you have not designated the Annuitant. Each Owner must have an Insurable Interest in the life of the Annuitant. While the Minimum Guaranteed Withdrawal Benefit is in effect, the Annuitant must be the Owner, unless the Owner is not a natural person. If the Owner is a non-natural person, an Annuitant must be named. We require the Owner to have an Insurable Interest in the Annuitant. See page 42.

You may name a Contingent Annuitant. A Contingent Annuitant is the individual who will become the Annuitant if the named Annuitant dies prior to the Annuity Commencement Date.

Neither the Annuitant nor the contingent annuitant can be changed while he or she is still living. Permitted changes to the Annuitant:

If the Owner is an individual, and the Annuitant dies prior to the Annuity Commencement Date, the Contingent Annuitant, if any, will become the Annuitant, if two Owners do not exist.
Otherwise, the Owner will become the Annuitant if the Owner is a natural person.
If two individual Owners exist, the youngest Owner will become the Annuitant.
The Owner, or joint Owners, must name an individual as the Annuitant if the Owner is age 90 or older as of the date of the Annuitant's death. We require the Owner to have an Insurable Interest in the Annuitant. See page 42.

If the Owner is a non-natural person, and the Annuitant dies before the Annuity Commencement Date, we will pay the Death Benefit to the designated Beneficiary (see below). Under the Table 2 Annuity Plan for a non-qualified Contract or Roth IRA Contract, the Death Benefit is also payable after the Annuity Commencement Date (see page 41). There are different distribution requirements under the Code for paying the Death Benefit on a Contract that is owned by a non-natural person. You should consult your tax adviser for more information if the Owner is non-natural person.

Beneficiary

The Beneficiary is the individual or entity designated by you to receive the Death Benefit. The Beneficiary may become the successor Owner if the Owner, who is a spouse, as defined under U.S. federal law, dies before the Annuity Commencement Date. You may designate one or more classes of Beneficiaries: primary Beneficiaries and contingent Beneficiaries. The Death Benefit will be paid to the primary Beneficiary. The Owner may designate a contingent Beneficiary, who will become the Beneficiary if all primary Beneficiaries die before any Owner (or the Annuitant if the Owner is a non-natural person). The Owner may designate one or more primary Beneficiaries and contingent Beneficiaries. The Owner may also designate any Beneficiary to be an Irrevocable Beneficiary. An Irrevocable Beneficiary is a Beneficiary whose rights and interest under the Contract cannot be changed without the consent of such Irrevocable Beneficiary.

Payment of the Death Benefit to the Beneficiary:

We pay the Death Benefit to the primary Beneficiary (unless there are joint Owners, in which case the Death Benefit is paid to the surviving Owner(s)).
If all primary Beneficiaries die before any Owner (or, if the Owner is not a natural person, the Annuitant), we pay the Death Benefit to any contingent Beneficiary, who shall take the place of, and be deemed to be, the primary Beneficiary.
If there is a sole natural Owner and no surviving Beneficiary (or no Beneficiary is designated), we pay the Death Benefit to the Owner's estate.
If the Owner is not a natural person and all Beneficiaries die before the Annuitant (or no Beneficiary is designated), the Owner will be deemed to be the primary Beneficiary.
One or more individuals may be a Beneficiary or contingent Beneficiary.
In the case of more than one Beneficiary, we will assume any Death Benefit is to be paid in equal shares to all primary Beneficiaries, unless you provide Notice to Us directing otherwise.

We will deem a Beneficiary to have predeceased the Owner if:

The Beneficiary died at the same time as the Owner;
The Beneficiary died within 24 hours after the Owner's death; or
There is insufficient evidence to determine that the Beneficiary and Owner died other than at the same time.

The Beneficiary may decide how to receive the Death Benefit, subject to the distribution requirements under Section 72(s) of the Code. You may restrict a Beneficiary's right to elect an Annuity Plan or receive the Death Benefit in a single lump-sum payment.

Change of Owner or Beneficiary

You may change the ownership of a non-qualified Contract before the Annuity Commencement Date. Any change, addition or deletion of an Owner is treated as a change of ownership. We require any new Owner to have an Insurable Interest in the Annuitant. See page 42.

The age of the new Owner (or, if the new Owner is a non-natural person, the Annuitant's age), as of the date of the change, will be used in determining when a Death Benefit is payable. In the event that the new Owner (or, in the case of a change to a non-natural Owner, the Annuitant) is age 85 or older, the Death Benefit after the ownership change will be the Accumulation Value. Please note that once a Death Benefit has been changed due to a change in Owner, a subsequent change to a younger Owner will not restore the Death Benefit.

A change in ownership will cause the Minimum Guaranteed Withdrawal Benefit to terminate. We do not consider the following transactions to be a change of Owner and thus they are permitted under the Minimum Guaranteed Withdrawal Benefit:

Continuation of the Contract by a Beneficiary who is the spouse (as defined under federal law) of the deceased Owner;
From one custodian to another for the benefit of the same individual;
From a custodian for the benefit of an individual to the same individual;
From an individual to custodian for the benefit of the same individual;
Collateral assignments;
From one trust to another where the individual Owner and the grantor of both trusts are the same individual;
From one individual to a trust where the individual Owner and the grantor of the trust are the same individual;
From a trust to an individual where the individual Owner and grantor of the trust is the same individual;
Pursuant to a court order; and
From an Owner of a tax-qualified Contract that is a non-natural person to a beneficial owner or participant of that tax-qualified Contract.

22

You have the right to change the Beneficiary unless you have designated such person as an Irrevocable Beneficiary at any time prior to the Annuity Commencement Date. Unless you specify otherwise, a change of Beneficiary cancels any existing Beneficiary designations in the same class (primary or contingent).

Notice to Us is required for any changes pursuant to the Contract. Any such change will take effect as of the date Notice to Us is received and not affect any payment made or action taken by us before recording the change. A change of Owner likely has tax consequences. See page 47.

Contract Purchase Requirements
We will issue a Contract so long as the Annuitant and the Owner (if natural person) are between the ages 50 and 80 at the time of application. An Insurable Interest must exist at the time we issue the Contract. In purchasing the Contract, you will represent and acknowledge that the Owner has an Insurable Interest in the Annuitant. We require the agent/registered representative to confirm on the application that the Owner has an Insurable Interest in the Annuitant. Insurable Interest means the Owner has a lawful and substantial economic interest in the continued life of a person. See page 42.

The minimum initial payment (which we refer to as the Initial Premium) for non-qualified (purchased with after-tax money) Contracts must be at least $10,000, and the Initial Premium for qualified (purchased with pre-tax money) Contracts must be at least $5,000. We currently accept Additional Premiums (any payment after the first payment) from the time your right to return the Contract expires up to 90 days after the first Contract Anniversary, but only when you notify us that Additional Premium will be coming before the end of the first Contract Year. Otherwise, we will only accept Additional Premiums through the end of the first Contract Year. Your ability to pay Additional Premiums is subject to our right in the Contract to not allow Additional Premiums. Each Additional Premium must be at least $500 for non-qualified Contracts and $50 for qualified Contracts.

We may refuse to accept certain forms of payment (e.g., traveler's checks). We may also require information as to why a particular form of payment was used (e.g., third party checks), and the source of the funds, before we decide to accept it. We will not issue a Contract when you use an unacceptable form of payment. We will return to the source any payments we determine to be unacceptable.

If your Premium payment was transmitted by wire order from your agent/registered representative (broker-dealer), we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. Which procedure depends on whether your state or agent/registered representative (broker-dealer) requires an application to issue the Contract.

> If an application is required, we will issue the Contract along with a Contract acknowledgement and delivery statement, but we reserve the right to void the Contract if we are not in receipt of a properly completed application within 5 days of receiving the Initial Premium. We will refund the Accumulation Value plus any charges we deducted, and the Contract will be voided. We will return the Initial Premium when required.
>
> When an application is not required, we will issue the Contract along with a Contract acknowledgement and delivery statement. We require you to execute and return the Contract acknowledgement and delivery statement. Until you do, we will require a signature guarantee, or notarized signature, on certain transactions prior to processing.

Except for Contracts issued in Florida or Connecticut, our prior approval is required for Premium that would cause the Accumulation Value of all annuities you maintain with us to exceed $1,000,000. For Contracts issued in Florida, we reserve the right not to accept Additional Premium which would bring the total sum of premiums or the value of the annuity under this Contract above $100,000, unless we approve such higher amount.

Availability of the Contract
The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state income tax brackets. You should **not** buy this Contract if:

> You are looking for a short-term investment;
> You cannot risk getting back an amount less than your initial investment; or
> Your assets are in a plan that already provides for tax-deferral and you can identify no other benefits in purchasing this Contract.

When considering an investment in the Contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.

Replacing an existing insurance contract with this Contract may not be beneficial to you. Before purchasing the Contract, you should determine whether your existing contract will be subject to any fees or penalties upon termination of such contract. You should also compare the fees, charges, coverage provisions and limitations, if any, of your existing contract to this Contract.

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other features and benefits, which other plans may not provide. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. See page 51 for more information. If this Contract is issued as an IRA, no contributions may be made for the taxable year in which you attain age 70½.

Crediting of Premium Payments
We will process your Initial Premium within 2 Business Days of receipt and allocate it according to the instructions you specify, in an amount equal to the Accumulation Value as next determined, so long as the application and all information necessary for processing the Contract are complete. The Contract will not be issued unless your Initial Premium is allocated in accordance with the allocation percentages of each group of variable sub-accounts under required automatic rebalancing for the MGWB. See page 14.

In the event that an application is incomplete for any reason, we are permitted to retain your Initial Premium for up to 5 Business Days while attempting to complete it. We will contact you for further instructions when a variable sub-account that you have selected is not available or, we believe, is requested in error. If the application cannot be completed during this time, we will inform you of the reasons for the delay. We will also return the Initial Premium promptly. Alternatively, you may direct us to hold the Initial Premium, which we will place in a non-interest bearing account until the application is completed. Once the application is completed, we will process your Initial Premium within 2 Business Days and allocate it according to your instructions.

In some states, we may be required to allocate your Initial Premium to a money market sub-account while you have the right to return the Contract for a refund of the Initial Premium. We refer to this sub-account in the Contract as the Specially Designated Variable Sub-account – currently, the ING Money Market Portfolio. After your right to return the Contract expires, we will convert your Accumulation Value in the Specially Designated Variable Sub-account to Accumulation Value of the variable sub-accounts you previously selected. The Accumulation Value will be allocated based on the Accumulation Value next computed for each variable sub-account.

We will process Additional Premium payments on or after the Accumulation Value next determined after receipt when we receive complete instructions. On Additional Premium, we will ask about any missing information. Additional Premium will be allocated in the same proportion as the current Accumulation Value, unless you specify otherwise. If a variable sub-account is no longer available for the allocation of Additional Premium (or for transfers) because it has been substituted or merged into another variable sub-account, we will execute your instructions using the substituted or merged variable sub-account. If a variable sub-account is no longer available for any other reason (including due to a fund purchase restriction) or, we believe, is requested in error, we will allocate the Additional Premiums proportionally among the other variable sub-account(s) in your current allocation. If none of the variable sub-accounts in which you are currently invested are available for the allocation of Additional Premium, we will attempt to contact you or your designated representative and obtain alternate instructions. Otherwise, we will return the Additional Premium to you.

Once we allocate your Initial Premium and any permitted Additional Premiums to the variable sub-accounts selected by you, we will convert them to accumulation units. We have established an account to hold assets funding the variable benefits for this and other variable contracts, which we refer to as Variable Annuity Account B. We will divide the amount of the payment allocated to a particular variable sub-account by the value of an accumulation unit for the variable sub-account to determine the number of accumulation units of the variable sub-account to be held in Variable Annuity Account B with respect to your Contract. The net investment results of each variable sub-account vary with its investment performance.

Administrative Procedures
We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the Accumulation Value as it is next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile Withdrawal request form), even if appropriate identifying information is provided.

Other Contracts
We and our affiliates offer various other products with different features and terms than the Contracts, which may offer some or all of the same variable sub-accounts. These products may have different benefits, fees and charges, and may or may not better match your needs. Please consult your agent/registered representative if you are interested in learning more information about these other products.

Minimum Guaranteed Withdrawal Benefit

Highlights

This paragraph introduces the terminology (i.e., the defined terms) of the Minimum Guaranteed Withdrawal Benefit, or MGWB, and provides a general overview of how its components work together. Benefits and guarantees are subject to the terms, conditions and limitations of the MGWB provisions under the Contract. The MGWB is an included feature of your Contract and is not an optional rider. You should however, consider the risk that, depending on the market performance of your allocation of Accumulation Value to the variable sub-accounts and how long you live, the MGWB feature of your Contract may not provide a benefit to you. The MGWB is an obligation of the General Account of ING Life Insurance and Annuity Company. Payment of the benefit is dependent upon the claims paying ability of the Company. More detailed information follows below. The capitalized words that are underlined in this paragraph constitute terminology that is unique to the MGWB and also indicate the title of the subsections included below, in which these defined terms are defined. The MGWB guarantees an amount available for regular or systematic Withdrawals from the Contract each Contract Year once the Lifetime Withdrawal Phase begins (which is the date of your first Withdrawal on or after the Annuitant reaches the Lifetime Withdrawal Eligibility Age). We use the MGWB Base (which is set to the Initial Premium on the Contract Date and adjusted as described below) as part of the calculation of the pre-determined amount the MGWB guarantees to be available for regular or systematic Withdrawals from the Contract each Contract Year (which we refer to as the Maximum Annual Withdrawal). The rate at which we calculate the amount of the Maximum Annual Withdrawal is greater the longer you can wait to take a Withdrawal. The guarantee continues when the MGWB enters Lifetime Automatic Periodic Benefit Status (which begins when your Accumulation Value is reduced to zero by a Withdrawal less than or equal to the Maximum Annual Withdrawal), at which time we will make periodic payments to you in an aggregate annual amount equal to the Maximum Annual Withdrawal (since Accumulation Value would be zero) until the Annuitant's death. The MGWB Base is eligible for Ratchets (which are recalculations of the MGWB Base as described below), and is subject to adjustment for any Excess Withdrawals. The MGWB has an allowance for Withdrawals from a Contract subject to the Required Minimum Distribution rules of the Code that would otherwise be Excess Withdrawals. The MGWB allows for spousal continuation, and for contracts issued in New Jersey, continuation by a civil union partner.

MGWB Base
The MGWB Base is the factor we use for the sole purpose of calculating the Maximum Annual Withdrawal and the charges for the MGWB. On the Contract Date, the MGWB Base is set equal to the Initial Premium. The MGWB Base is increased, dollar for dollar, by any Additional Premiums that we may permit and accept. The MGWB Base may also be increased by Ratchets and may decrease due to any Withdrawals. The MGWB has no cash value.

Withdrawals and Excess Withdrawals
Once the Lifetime Withdrawal Phase begins, on the date of your first Withdrawal after the Annuitant is age 65, Withdrawals within a Contract Year up to the Maximum Annual Withdrawal, including for payment of Investment Advisory Fees, will have no impact on the MGWB Base. These Withdrawals will not incur Surrender Charges. Additionally, we will waive the Surrender Charges on Withdrawals in a Contract Year that are less than or equal to the Surrender Charge Free Withdrawal. See page 17.

> →*Explanatory Example:*
> Under a Contract in the Lifetime Withdrawal Phase of the MGWB, the Accumulation Value is $90,000, the MGWB Base is $100,000, and the Maximum Annual Withdrawal is $5,500. While a Withdrawal of $5,500 would reduce the Accumulation Value to $84,500, it would not reduce the MGWB Base, as the Withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is:

> Any Withdrawal taken before the Annuitant reaches the Lifetime Withdrawal Eligibility Age, other than a request for the payment of Investment Advisory Fees;
> Any Withdrawal in a Contract Year exceeding the then current Maximum Annual Withdrawal (MAW) on or after the Lifetime Withdrawal Phase has begun; or

On the date that any Excess Withdrawal occurs, we will apply an immediate pro rata reduction to the MGWB Base. The proportion of any such reduction will equal:

$$\frac{A}{\{B - (C - A)\}}$$

	A is the amount of the Excess Withdrawal
	B is the Accumulation Value immediately prior to the Withdrawal
	C is the total amount of the current Withdrawal

IMPORTANT NOTE: An Excess Withdrawal will be deemed to be a full Surrender and the Cash Surrender Value will be paid if, at the time of the Withdrawal, no Premiums have been received for the prior 24 months and the remaining Cash Surrender Value as of the close of that Business Day is less than $2,500.

An Excess Withdrawal will result in a pro rata reduction of the MGWB Base, meaning the MGWB Base will be reduced in the same proportion as the Accumulation Value is reduced by the portion of the Withdrawal that is considered an Excess Withdrawal, inclusive of Surrender Charges (rather than the total amount of the Withdrawal). An Excess Withdrawal may subject to Surrender Charges whether or not the Lifetime Withdrawal Phase has begun. Surrender Charges are considered part of the Withdrawal.

> →*Explanatory Example*:
> Under a Contract before the Lifetime Withdrawal Phase of the MGWB begins, the Accumulation Value is $90,000, the MGWB Base is $100,000, and there is no Maximum Annual Withdrawal because the Annuitant not yet age 65. As a result, the entire amount of a $3,000 Withdrawal is considered an Excess Withdrawal. The MGWB Base will be reduced by 3.33% ($3,000/$90,000) to $96,667 ((1 - 3.33%) * $100,000). This example assumes no Surrender Charges.

Accumulation Value	Net Withdrawal	Surrender Charges	Gross Withdrawal	Total Net Withdrawals	Total Gross Withdrawals	MGWB Base	Maximum Annual Withdrawal
$90,000	($3,000)	0	($3,000)	($3,000)	($3,000)	$100,000	n/a
$87,000						**$96,667**	

Although a Withdrawal to pay Investment Advisory Fees before the Lifetime Withdrawal Phase begins is considered an Excess Withdrawal, the adjustment to the MGWB Base will be dollar for dollar (rather than pro rata).

An Excess Withdrawal that occurs after the Lifetime Withdrawal Phase begins will also cause the Maximum Annual Withdrawal to be recalculated. The adjustment to the MGWB Base and Maximum Annual Withdrawal is based on the lesser of the amount by which the total gross Withdrawals in the Contract Year exceed the Maximum Annual Withdrawal and the amount of the current gross Withdrawal.

> →*Explanatory Example:*
> Under a Contract after the Lifetime Withdrawal Phase of the MGWB begins, the Accumulation Value is $53,000, the MGWB Base is $100,000, and the Maximum Annual Withdrawal is $5,000. The first two Withdrawals of $3,000 and $1,500 ($4,500 total) do not exceed the Maximum Annual Withdrawal and do not incur Surrender Charges. The next Withdrawal of $1,500 exceeds the Maximum Annual Withdrawal and will incur Surrender Charges. Although the current Withdrawal is $1,700 with surrender charge, the adjustment to the MGWB Base and the Maximum Annual Withdrawal is based on $1,200, which is the amount by which the total gross Withdrawals in the Contract Year exceed the Maximum Annual Withdrawal. The MGWB Base will be reduced by 2.5% ($1,200/$48,000) to $97,500 ((1 - 2.5%) * $100,000). The Maximum Annual Withdrawal is also reduced by 2.5% to $4,875 ((1 - 2.5%) * $5,000).

Accumulation Value	Net Withdrawal	Surrender Charges	Gross Withdrawal	Total Net Withdrawals	Total Gross Withdrawals	MGWB Base	Maximum Annual Withdrawal
$53,000	($3,000)		($3,000)	($3,000)	($3,000)	$100,000	$5,000
$50,000	($1,500)		($1,500)	($4,500)	($4,500)	$100,000	$5,000
$48,500	($1,500)	($200)	($1,700)	($6,000)	($6,200)	$100,000	$5,000
$46,800				**($6,000)**	**($6,200)**	**$97,500**	**$4,875**

Ratchets

The MGWB Base is recalculated on each Contract Anniversary (which we refer to as the Ratchet Date) to equal the greater of the current value of:

	The MGWB Base; and
	The Accumulation Value

We call each such recalculation a Ratchet. If the Accumulation Value on the applicable Ratchet Date is equal to or less than the MGWB Base on such Ratchet Date, no Ratchet occurs.

If a Ratchet is scheduled to occur on a non-Business Day, the determination of whether a Ratchet will occur will take place on the next Business Day, calculated using the Accumulation Value as of the end of that Business Day, prior to the processing of any transactions. To the extent an Additional Premium is accepted, on any date that such Additional Premium is paid on a Ratchet Date, that Additional Premium will be added to the MGWB Base before any otherwise applicable Ratchets are applied.

Lifetime Withdrawal Phase
The Lifetime Withdrawal Phase is the period during which the maximum amount available for Withdrawal in any Contract Year without reducing the MGWB Base in future Contract Years is calculated (which we refer to as the Maximum Annual Withdrawal). The Lifetime Withdrawal Phase begins on the date of your first Withdrawal, other than a Withdrawal requested for payment of Investment Advisory Fees, on and after the Annuitant is age 65 (which we refer to as the Lifetime Eligibility Age). On the date of your first Withdrawal after the Annuitant is age 65, the MGWB Base is recalculated to equal the greater of the current value of:

> The MGWB Base; and
> The Accumulation Value on the previous Business Day.

The Lifetime Withdrawal Phase will continue until the earliest of:

> The date Annuity Payments begin, except under the Table 2 Annuity Plan for a non-qualified Contract or Roth IRA Contract (see page 39);
> The Accumulation Value is reduced to zero by an Excess Withdrawal;
> The date the Contract enters Lifetime Automatic Periodic Benefit Status;
> Surrender of the Contract; and
> The first Owner's death or, if the Owner is not a natural person, the Annuitant's death, unless the Beneficiary is the Owner's spouse and elects to continue the Contract.

Maximum Annual Withdrawal
The Maximum Annual Withdrawal is the maximum amount available for regular or systematic Withdrawals from the Contract under the MGWB in any Contract Year without reducing the MGWB Base in future Contract Years. The Maximum Annual Withdrawal equals the MGWB Base multiplied by the applicable MAW percentage, as set forth in the schedules below. The amount of the Maximum Annual Withdrawal is first calculated on the date the Lifetime Withdrawal Phase begins. We use the MAW percentages from one of the three schedules below to calculate the amount of the Maximum Annual Withdrawal. The MAW percentages are based on the age of the Annuitant as of the date the Maximum Annual Withdrawal is calculated. The schedules depend on the number of Contract Years completed prior to any Withdrawal, other than a Withdrawal to pay Investment Advisory Fees.

The rate at which we calculate the amount of the Maximum Annual Withdrawal is greater the longer you wait to take a Withdrawal:

Before 5th Contract Anniversary		After 5th but before 10th Contract Anniversary		After 10th Contract Anniversary	
Annuitant's Age	MAW%	Annuitant's Age	MAW%	Annuitant's Age	MAW%
65-69	3.0%	65-69	4.0%	65-69	5.0%
70-74	3.5%	70-74	4.5%	70-74	5.5%
75+	4.0%	75+	5.0%	75+	6.0%

IMPORTANT NOTE: One of three schedules of the MAW percentages indicated will apply once the Lifetime Withdrawal Phase begins, and once determined, the schedule of MAW percentages will apply for the life of the Annuitant.

During the Lifetime Withdrawal Phase, you are eligible for a greater MAW percentage within the same schedule of MAW percentages as the Annuitant ages. The Maximum Annual Withdrawal will be automatically recalculated using the greater MAW percentage on the next Contract Anniversary. The MAW percentage is permanently fixed, however, once the MGWB enters Lifetime Automatic Periodic Benefit Status, which begins when your Accumulation Value is reduced to zero by a Withdrawal less than or equal to the Maximum Annual Withdrawal.

The Maximum Annual Withdrawal is recalculated whenever the MGWB Base is recalculated, and the amount of the Maximum Annual Withdrawal will increase if the MGWB Base is increased through Ratchets. The amount of the Maximum Annual Withdrawal will not be reduced by any negative market performance attributable to your variable sub-account allocations.

ONLY FOR TAX-QUALIFIED CONTRACTS
ALLOWANCE FOR REQUIRED MINIMUM DISTRIBUTIONS

Required Minimum Distributions
For purposes of the MGWB, we do not deem Withdrawals that exceed the Maximum Annual Withdrawal to be Excess Withdrawals, if such Withdrawals relate to a Contract subject to the Required Minimum Distribution rules of the Code. You will be entitled to receive the amount by which the Required Minimum Distribution applicable to this Contract for a calendar year exceeds the Maximum Annual Withdrawal without causing a pro rata adjustment to the MGWB Base and Maximum Annual Withdrawal. We refer to this amount as the Additional Withdrawal Amount.

> →*Explanatory Example:*
> If your Required Minimum Distribution for the current calendar year applicable to the Contract is $6,000, and the Maximum Annual Withdrawal is $5,000, then you will be entitled to receive an Additional Withdrawal Amount of $1,000 ($6,000 - $5,000).

The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January to equal the portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on the determination date. We waive surrender charges on Withdrawals in a Contract Year that are less than or equal to the Surrender Charge Free Withdrawal. See page 17. Amounts Withdrawn for payment of Investment Advisory Fees will count toward the application of the Maximum Annual Withdrawal and the Additional Withdrawal Amount.

If you are entitled to an Additional Withdrawal Amount, once you have taken the Maximum Annual Withdrawal for the then current Contract Year, the amount of any additional Withdrawals will reduce the Additional Withdrawal Amount for the current calendar year and, and if such additional Withdrawals do not exceed the Additional Withdrawal Amount, they will not constitute Excess Withdrawals.

> →*Explanatory Example:*
> Assuming the Required Minimum Distribution for the current calendar year applicable to the Contract is $6,000, and the Maximum Annual Withdrawal is $5,000, the Additional Withdrawal Amount equals $1,000 ($6,000 - $5,000). The first two Withdrawals of $3,000 and $1,500 ($4,500 total) do not exceed the Maximum Annual Withdrawal. Although the next Withdrawal of $1,500 exceeds the Maximum Annual Withdrawal by $1,000, this amount is equal to the Additional Withdrawal Amount. Because the Additional Withdrawal Amount is not deemed to be an Excess Withdrawal, there would be no pro rata adjustment to the MGWB Base and Maximum Annual Withdrawal.

Any unused amount of the Additional Withdrawal Amount from one calendar year may be carried over to the next calendar year and is available through the end of that latter year, at which time any amount remaining will expire. Once you have taken the Maximum Annual Withdrawal for the current Contract Year, the dollar amount of any additional Withdrawals will first count against and reduce any unused Additional Withdrawal Amount from the previous calendar year, followed by any Additional Withdrawal Amount for the current calendar year.

> →*Explanatory Example:*
> Assume the most recent Contract Anniversary was July 1, 2008 and the Maximum Annual Withdrawal is $5,000. Also assume the Required Minimum Distributions for 2009 and 2010 applicable to the Contract are $6,000 and $5,000, respectively. Between July 1, 2008 and December 2008, a Withdrawal is taken that exhausts the Maximum Annual Withdrawal. On January 1, 2009, the Additional Withdrawal Amount for the current calendar year equals $1,000 ($6,000 - $5,000). (Note: Although the Maximum Annual Withdrawal has been exhausted, it is still used to calculate the Additional Withdrawal Amount.) No additional Withdrawals occur in 2009. On January 1, 2010, the Additional Withdrawal Amount for the current calendar year equals zero ($5,000 - $5,000). However, the Additional Withdrawal Amount calculated for 2009 would still available for Withdrawal until December 31, 2010.

Withdrawals that exceed the amount of the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts will be deemed to be Excess Withdrawals that will cause a pro rata reduction of the MGWB Base, and therefore, a recalculation of the amount of the Maximum Annual Withdrawal.

> →*Explanatory Example:*
> Under a Contract with an Accumulation Value of $53,000, the MGWB Base is $100,000, the Maximum Annual Withdrawal is $5,000 and the Required Minimum Distribution for the current calendar year applicable to the Contract is $6,000. The Additional Withdrawal amount equals $1,000 ($6,000 - $5,000). The first two Withdrawals of $3,000 and $1,500 ($4,500 total) do not exceed the Maximum Annual Withdrawal. The next Withdrawal of $3,500 exceeds the sum of the Maximum

Annual Withdrawal and the Additional Withdrawal Amount. Although the current Withdrawal is $3,500, the adjustment to the MGWB Base and the Maximum Annual Withdrawal is based on $2,000, which is the amount by which the total Withdrawals in the Contract Year exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount. The MGWB Base will be reduced by 4.26% ($2,000/47,000) to $95,745 ((1 - 4.26%) * $100,000). The Maximum Annual Withdrawal is also reduced by 4.26% to $4,787 (1 - 4.26%) * $5,000). This example assumes no surrender charges.

Accumulation Value	Withdrawal	Total Withdrawals	MGWB Base	Maximum Annual Withdrawal
$53,000	($3,000)	($3,000)	$100,000	$5,000
$50,000	($1,500)	($4,500)	$100,000	$5,000
$48,500	($3,500)	($8,000)	$100,000	$5,000
$45,000		**($8,000)**	**$95,745**	**$4,787**

The Additional Withdrawal Amount is not subject to any adjustment in the event that the Maximum Annual Withdrawal is recalculated during a Contract Year. There is also no adjustment to the Additional Withdrawal Amount upon spousal continuation of the MGWB.

Lifetime Automatic Periodic Benefit Status
Lifetime Automatic Periodic Benefit Status only begins when your Accumulation Value is reduced to zero by a Withdrawal less than or equal to the Maximum Annual Withdrawal and not by an Excess Withdrawal (or Surrender of the Contract). An Excess Withdrawal that causes your Accumulation Value to be reduced to zero will terminate the MGWB. Moreover, any Excess Withdrawal will be deemed to be a full Surrender and the Cash Surrender Value will be paid if, at the time of the Withdrawal, no Premiums have been received for the prior 24 months and the remaining Cash Surrender Value as of the close of that Business Day is less than $2,500. See page 25.

During Lifetime Automatic Periodic Benefit Status, you will no longer be entitled to make Withdrawals; instead, we will make periodic payments to you, which over the course of a Contract Year, will, in the aggregate, equal the Maximum Annual Withdrawal. We refer to these payments as MGWB Periodic Payments. MGWB Periodic Payments will begin on the first Contract Anniversary after the date the MGWB enters Lifetime Periodic Benefit Status and will continue to be paid annually for each Contract Year thereafter until the Annuitant dies and the Contract terminates. If, when Lifetime Automatic Periodic Benefit Status begins, your net Withdrawals are less than the Maximum Annual Withdrawal for that Contract Year, we will promptly pay you the difference.

During Lifetime Automatic Periodic Benefit Status:

> The dollar amount of the Maximum Annual Withdrawal will be the same for the remaining life of the Annuitant.
> The MAW percentage is permanently fixed, and you will no longer be eligible for a greater MAW percentage as the Annuitant ages.
> No Additional Premiums are permitted.
> The Contract will provide no further benefits other than as provided in connection with the Minimum Guaranteed Withdrawal Benefit.
> Any Endorsements attached to the Contract will terminate unless specified otherwise

The Owner or, if applicable, the Owner's estate is obligated to return any MGWB Periodic Payments made before we receive Notice to Us of the Annuitant's death.

If you have previously elected to receive systematic Withdrawals pursuant to the terms of the Contract, which would entitle you to receive either a fixed dollar amount or an amount based upon a percentage of the Accumulation Value that is withdrawn from your Contract and paid to you on a monthly, quarterly or annual basis, the MGWB Periodic Payments once Lifetime Automatic Periodic Benefit Status begins will be made at the same frequency and on the same dates as previously set up, provided the payments were being made monthly or quarterly. If the payments were being made annually, then the MGWB Periodic Payments will be made on each Contract Anniversary. The sum of the MGWB Periodic Payments in each Contract Year will equal the amount of the Maximum Annual Withdrawal.

In the event that the Accumulation Value is reduced to zero before the Lifetime Withdrawal Phase begins, MGWB Periodic Payments will be deferred until the Contract Anniversary on or after the Annuitant reaches age 65. A Death Benefit may still be payable while the MGWB is in deferred Lifetime Automatic Periodic Benefit Status. See page 37.

Death of Owner or Annuitant and Spousal Continuation of the MGWB

The MGWB terminates upon the death of the Owner, if such Owner is a natural person. In the case of joint Owners who are natural persons, the MGWB terminates upon the death of the first Owner and in the case of an Owner that is a non-natural person, the MGWB terminates upon the death of the Annuitant. When the MGWB is in Lifetime Automatic Periodic Benefit Status, it terminates on the date of the Annuitant's death.

The Contract permits a sole primary Beneficiary who is the spouse of the deceased Owner to elect to continue the Contract. The surviving spouse as Beneficiary (or deemed Beneficiary) has the option, but is not required to continue the Contract. Except as described in the Important Note below, the spouse's right to continue the Contract is limited by our use of the definition of "spouse" under U.S. federal law, which refers only to a person of the opposite sex who is a husband or a wife. In electing to continue the Contract, the age of the surviving spouse will be used as the Owner's age under the continued Contract. The surviving spouse will become the sole Owner and will also replace the deceased Owner as Annuitant, if applicable.

The MGWB is continued on the date that the Contract is continued. The MGWB Charge will restart at the next quarterly Contract Anniversary following spousal continuation of the Contract. The Lifetime Withdrawal Phase does not begin, or resume, until the date of the first Withdrawal after the surviving spouse as the Annuitant reaches age 65. The amount of the Maximum Annual Withdrawal will also be calculated, or recalculated, based on the age of the surviving spouse as the Annuitant. Any Withdrawal taken after spousal continuation of the Contract, but before the MGWB is continued will be considered an Excess Withdrawal. The MGWB Base remains eligible for Ratchets. Any available Additional Withdrawal Amounts will not be adjusted due to a spousal continuation.

Treatment of the MGWB upon spousal continuation depends on whether or not the surviving spouse is the original Annuitant and the Lifetime Withdrawal Phase has begun:

If the surviving spouse is <u>NOT</u> a Joint Owner and the original Annuitant <u>AND</u> the Lifetime Withdrawal Phase has already begun:	If the surviving spouse <u>IS</u> a Joint Owner and the original Annuitant <u>OR</u> the Lifetime Withdrawal Phase has not yet begun:
The MGWB Base equals the Accumulation Value, inclusive of the Death Benefit, as of the date of the spousal continuance.	The MGWB Base equals the greater of the Accumulation Value, inclusive of the Death Benefit; and the last calculated MGWB Base, reduced pro rata for any Withdrawals since the deceased Owner's death.
Additional Premiums will only be allowed until the first Contract Anniversary following the original Contract Date.	Additional Premiums will only be allowed until the first Contract Anniversary following the original Contract Date.
The schedule of MAW percentages to calculate the amount of the Maximum Annual Withdrawal is based on the current age of the surviving spouse as Annuitant. The number of Contract Years completed prior to any Withdrawal is measured from the date the surviving spouse continues the MGWB.	The schedule of MAW percentages to calculate the amount of the Maximum Annual Withdrawal is based on the current age of the surviving spouse as the original Annuitant. The number of Contract Years completed prior to any Withdrawal is measured from the Contract Date.

O **IMPORTANT NOTE:** For contracts issued in New Jersey only, a surviving civil union partner will have the same option to continue the Contract as a surviving spouse. All references in this section to a "surviving spouse" or "spousal continuation" shall apply equally to a civil union partner. If the contract is continued by a civil union partner, the Death Benefit must be paid in accordance with Section 72(s) of the Code.

Other Events that Terminate the MGWB

In addition to the MGWB terminating upon the Owner or Annuitant's death (subject to the surviving spouse's option to continue the Contract) as described above, the MGWB terminates in the event that:

	The Contract (and therefore the MGWB) is terminated by Surrender. See page 31.
	The Accumulation Value is applied to an Annuity Plan described in Table 1. See page 39.
	The MGWB is terminated upon an impermissible ownership change. See page 22.
	We revoke the current, noncontractual waiver of the Group A minimum allocation percentage, and you decide to cancel the MGWB. See page 15.

If the MGWB is terminated, the charge for the MGWB will be prorated. Prorated charges will be deducted on the next succeeding Contract Anniversary. See page 19.

Surrender and Withdrawals

Except under certain tax-qualified Contracts, you may withdraw all or part of your money at any time before the earlier of:

> The date on which Annuity Payments begin (which we refer to as the Annuity Commencement Date), except under the Table 2 Annuity Plans (see page 39); and
>
> > **IMPORTANT NOTE:** You may take a Withdrawal after the Annuity Commencement Date under the Table 2 Annuity Plan for a non-qualified Contract or Roth IRA Contract; you may Surrender the Contract after the Annuity Commencement Date under both Table 2 Annuity Plans.
>
> The death of the Owner (or, if the Owner is not a natural person, the death of the Annuitant).

A Surrender or Withdrawal before the Owner or Annuitant, as applicable, reaches age 59 ½ may be subject to a U.S. federal income tax penalty equal to 10% of such amount treated as income, for which you would be responsible. See page 47 for a general discussion of the U.S. federal income tax treatment of the Contract, which discussion is **not** intended to be tax advice. **You should consult a tax adviser** for advice about the effect of U.S. federal income tax laws, state laws or any other tax laws affecting the Contract, or any transaction involving the Contract.

Cash Surrender Value
You may take the full cash value from the Contract (which we refer to as the Cash Surrender Value). We do not guarantee a minimum Cash Surrender Value. The Cash Surrender Value will fluctuate daily based on the investment results of the variable sub-accounts to which your Accumulation Value is allocated. At any time prior to the Annuity Commencement Date, the Cash Surrender Value equals:

> Accumulation Value
> ➔ *Minus (if applicable)*
> > ○ Any applicable Surrender Charges
> > ○ Any non-daily charges that have been incurred but not deducted (for example, the annual administrative charge and the pro rata portion of any MGWB Charges)
> > ○ Any Surrender Charges calculated at the time of Surrender

To Surrender the Contract, you must provide Notice to Us of such Surrender. If we receive your Notice to Us before the close of business on any Business Day, we will determine the Cash Surrender Value as of the close of business on such Business Day; otherwise, we will determine the Cash Surrender Value as of the close of the next Business Day. We may require that the Contract be returned to us before we pay you the Cash Surrender Value. If you have lost the Contract, we may require that you complete and return to our Customer Service Center a lost contract form.

We will generally pay the Cash Surrender Value within 7 days of receipt of Notice to Us of such Surrender. You may receive the Cash Surrender Value in a single lump sum payment or apply it to an Annuity Plan. See page 39. Upon payment of the Cash Surrender Value, this Contract will terminate and cease to have any further value.

Withdrawals
You may take a portion of the Accumulation Value from the Contract (which we refer to as a Withdrawal). To make a Withdrawal, you must provide Notice to Us that specifies the variable sub-accounts from which to make the Withdrawal. Otherwise, we will make the Withdrawal on a pro rata basis from all of the variable sub-accounts in which you are invested. If we receive your Notice to Us before the close of business on any Business Day, we will determine the amount of the Accumulation Value of each variable sub-account at the close of business on such Business Day; otherwise, we will determine the amount of the Accumulation Value as of the close of the next Business Day. The Accumulation Value may be more or less than the Premium payments you have made. A Withdrawal may be subject to a surrender charge.

We currently offer the following Withdrawal options:

> Regular Withdrawals; and
> Systematic Withdrawals.

Regular Withdrawals
After your right to return the Contract has expired (see page 43), you may take one or more regular Withdrawals. Each such regular Withdrawal must be a minimum of the lesser of:

	$1,000; and
	The Surrender Charge Free Withdrawal. See page 17.

You are permitted to make regular Withdrawals regardless of whether you have previously elected, or continue to elect, to make systematic Withdrawals. A Withdrawal will constitute an Excess Withdrawal (see page 25) and be deemed to be a full Surrender and the Cash Surrender Value will be paid if:

	No Premiums have been received in the prior 24 months; and
	The remaining Cash Surrender Value as of the close of the Business Day on which such Surrender is made is less than $2,500.

Systematic Withdrawals
You may choose to receive automatic systematic Withdrawal payments from the Accumulation Value in the variable sub-accounts in which you are invested, provided you are not making IRA withdrawals (see "Withdrawals from Individual Retirement Annuities" below). You may take systematic Withdrawals monthly, quarterly or annually. Systematic Withdrawals will incur surrender charges, unless you limit the amount of your systematic Withdrawals to the maximum amount available for Withdrawal in a Contract Year without incurring surrender charges. There is no additional charge for electing the systematic Withdrawal option. Only one systematic Withdrawal option may be elected at a time. You may begin a systematic Withdrawal in a Contract Year in which a regular Withdrawal has been made.

If you are eligible for systematic Withdrawals, you must provide Notice to Us of the date on which you would like such systematic Withdrawals to start. This date must be at least 30 days after the Contract Date and no later than the 28th day of the calendar month. For a day that is after the 28th day of the calendar month, the payment will be made on the first Business Day of the next succeeding calendar month. Subject to these restrictions on timing, if you have not indicated a start date, your systematic Withdrawals will begin on the first Business Day following the Contract Date (or the monthly or quarterly anniversary thereof), and the systematic Withdrawals will be made at the frequency you have selected, which may be either monthly, quarterly or annually. If the day on which a systematic Withdrawal is scheduled is not a Business Day, the payment will be made on the next succeeding Business Day.

You may express the amount of your systematic Withdrawal as either:

	A fixed dollar amount; or
	An amount that is a percentage of the Accumulation Value.

The amount of each systematic Withdrawal must be a minimum of $100. If your systematic Withdrawal is a fixed dollar amount of less than $100 on any systematic Withdrawal date, we will automatically and immediately terminate your systematic Withdrawal election. Fixed dollar systematic Withdrawals that are intended to satisfy the requirements of Section 72(q) or 72(t) of the Code may exceed the maximum amount available for Withdrawal in a Contract Year without incurring surrender charges. However, such Withdrawals will incur surrender charges on any amount in excess of such applicable maximum amount.

Systematic withdrawals of an amount based on a percentage of the Accumulation Value are subject to the applicable maximum percentage of Accumulation Value as shown below, which is used to calculate the amount of Withdrawal on the date of each systematic Withdrawal:

Frequency of Systematic Withdrawals	Maximum Percentage of Accumulation Value
Monthly	0.83%
Quarterly	2.50%
Annually	10.00%

If your systematic Withdrawal of an amount that is a percentage of the Accumulation Value would be less than $100, we will contact you and seek alternative instructions. Unless you direct otherwise, we will automatically terminate your systematic Withdrawal election.

You may change the fixed dollar amount, or percentage of Accumulation Value, of your systematic Withdrawal once each Contract Year, except in a Contract Year during which you have previously made a regular Withdrawal. You may cancel the systematic Withdrawal option at any time by providing Notice to Us at least 7 days before the date of the next scheduled systematic Withdrawal. For systematic Withdrawals based on a fixed dollar amount, we will not adjust the systematic Withdrawal payments to account for any Additional Premium received from you. For systematic Withdrawals based on a percentage of your Accumulation Value, however, we will automatically incorporate into the systematic Withdrawal calculation any Additional Premiums received from you.

32

Surrender Charges on Systematic Withdrawals
Systematic Withdrawals will incur surrender charges, unless you elect to limit the amount of your systematic Withdrawals to the maximum amount available for Withdrawal in a Contract Year without incurring surrender charges. In the event that a systematic Withdrawal incurs a surrender charge, we will apply the surrender charge to the Accumulation Value.

Withdrawals from Individual Retirement Annuities
If you have an IRA Contract (other than a Roth IRA Contract) and will be at least age 70½ during any calendar year, you may, pursuant to your IRA Contract, elect for such calendar year and successive calendar years to have distributions made to you to satisfy requirements imposed by U.S. federal income tax law. Such IRA Withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service rules governing mandatory distributions under qualified plans.

If you elect to make IRA Withdrawals, we will send you a reminder notice before such IRA Withdrawals commence, and you may elect to make IRA Withdrawals at that time, or at a later date. Any IRA Withdrawals will be made at the frequency you have selected (which may be monthly, quarterly or annually) and will commence on the start date you have selected, which must be no earlier than 30 days after the Contract Date and no later than the 28th day of the calendar month. For a day that is after the 28th day of any calendar month, the payment will be made on the first Business Day of the next succeeding month. Subject to these restrictions on timing, if you have not indicated a start date, your IRA Withdrawals will begin on the first Business Day following your Contract Date at the frequency you have selected.

At your discretion, you may request that we calculate the amount you are required to withdraw from your Contract each year based on the information you give us and the various options under the IRA Contract that you have chosen. This amount will be a minimum of $100 per IRA Withdrawal. For information regarding the calculation and options that you have, please see the SAI, which you may request from us without charge by sending us the request form on page 56 of this prospectus. Alternatively, we will accept written instructions from you setting forth your calculation of the required amount to be withdrawn from your IRA Contract each year, also subject to the $100 minimum per IRA Withdrawal. If at any time the IRA Withdrawal amount is greater than the Accumulation Value, we will immediately terminate the IRA Contract and promptly send you an amount equal to the Cash Surrender Value.

You may not elect to make IRA Withdrawals if you have already elected to make systematic Withdrawals. Additionally, since only one systematic Withdrawal option may be elected at a time, if you have elected to make such systematic Withdrawals, distributions thereunder must be sufficient to satisfy the mandatory distribution rules imposed by U.S. federal income tax law; otherwise, we may alter such distributions to comply with U.S. federal income tax law. You are permitted to change the frequency of your IRA Withdrawals once per Contract Year, and you may cancel IRA Withdrawals altogether at any time by providing Notice to Us at least 7 days before the next scheduled IRA Withdrawal date to ensure such scheduled IRA Withdrawals and successive IRA Withdrawals are not effected.

Variable Sub-account Transfers (Excessive Trading Policy)

Between the time that your right to return the Contract has expired and the date on which Annuity Payments begin, you may transfer your Accumulation Value among the variable sub-accounts in which you are invested, subject to the variable sub-account classifications of, and automatic rebalancing required by, the MGWB until it is no longer in effect. See page 14. We currently do not charge you for transfers made during a Contract Year, but reserve the right to charge for each transfer after the twelfth transfer in a Contract Year. **We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.**

The minimum amount that you may transfer is $100 (unless your entire Accumulation Value held in a variable sub-account is less than $100, in which case you may transfer the entire Accumulation Value in such variable sub-account regardless of the amount). You must provide Notice to Us to make a transfer. We will determine transfer values at the end of the Business Day on which you provide Notice to Us. Transferred amounts will be reduced by Excess Transfer Charges and redemption fees, if any, imposed by the investment portfolio in which a variable sub-account invests. The transfer will be made on the same day we receive the transfer request, unless such day is not a Business Day, or we receive the transfer request after the earlier of 4 p.m. Eastern Time and the close of regular trading on the New York Stock Exchange, in which case we will make the transfer on the next succeeding Business Day.

Variable Annuity Account B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believed to be genuine. We may require personal identifying information to process a request for transfer made by telephone, on the Internet or by other approved electronic means. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

Limits on Frequent or Disruptive Transfers
The Contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

>   Increased trading and transaction costs;
>   Forced and unplanned investment portfolio turnover;
>   Lost opportunity costs; and
>   Large asset swings that decrease the fund's ability to provide maximum investment return to all Contract Owners.

Consequently, we have adopted an Excessive Trading Policy (as described below) to prevent frequent or disruptive transfers that could otherwise adversely affect fund performance and investment returns. **Accordingly, individuals and entities that use market-timing investment strategies or make frequent transfers should not purchase the Contract.**

Excessive Trading Policy
We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

>   Meets or exceeds our current definition of Excessive Trading, as defined below; or
>   Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

>   More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
>   Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether one is engaging in Excessive Trading:

>   Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, and Withdrawals);
>   Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
>   Purchases and sales of fund shares in the amount of $5,000 or less;
>   Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
>   Transactions initiated by us, another member of the ING family of insurance companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of Contract Owners and fund investors and/or state or federal regulatory requirements.

If we modify our policy, it will be applied uniformly to all Contract Owners or, as applicable, to all Contract Owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Investment Portfolios
Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of insurance companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a sub-account if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of shares of a fund or shares of all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies
As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the Contract. Trading information related to a Contract Owner is shared under these agreements, as necessary, so that fund companies are able to monitor fund share trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding Contract Owner transactions, including, but not limited to, information regarding fund transfers initiated by you. In addition to information about Contract Owner transactions, this information may include personal Contract Owner information, including your name and social security number or other tax identification number.

As a result of this information sharing, a fund company may direct us to restrict a Contract Owner's transactions if the fund determines that the Contract Owner has violated the fund's excessive/frequent trading policy. This could include directing us to reject any allocations of Premium, or reallocations of Accumulation Value, to the fund or all funds within the fund family.

Dollar Cost Averaging
Dollar cost averaging is available prior to the Annuity Commencement Date. Dollar cost averaging is also available after the Annuity Commencement Date under the Table 2 Annuity Plans. See page 39. You are eligible to participate in dollar cost averaging, or DCA, through the ING Money Market Portfolio starting no earlier than 30 days after the Contract Date. This variable sub-account serves as the source account from which we will, on a monthly basis, automatically transfer a set dollar amount of money to the variable sub-accounts you specify. You may participate in dollar cost averaging by providing Notice to Us of your election to participate. There is no additional charge for dollar cost averaging. The duration is 3 months, or any longer duration you may specify, so long as you meet

the minimum monthly transfer amount of $100. We will transfer all your money allocated to that source account into the variable sub-account(s) you specify in equal payments over the relevant duration. The last payment will include earnings accrued over the duration. DCA is not available with automatic rebalancing and may be subject to limited availability in connection with systematic Withdrawals.

Because the number of units of a variable sub-account that are purchased depend on whether the value of the unit is low (resulting in more units purchased) or high (resulting in fewer units purchased), DCA, through a stream of equal payments over the relevant duration is designed to lessen the impact of market fluctuation on your investment. Therefore, a lower than average value per unit may be achieved over the long term; however, we cannot guarantee this. When you elect to participate in DCA, you are continuously investing in securities whose price levels are changing. You should consider your ability to withstand periods of potentially significantly fluctuating price levels.

Transfers under DCA will be subject to the variable sub-account classifications of, and automatic rebalancing required by, the MGWB until it is no longer in effect. See page 14. If you do not specify to which variable sub-accounts to transfer the dollar amount of the source account, we will transfer the money to the variable sub-accounts in which you are currently invested on a proportional basis, subject to any fund purchase restrictions. The transfer date is the same day each month as your Contract Date. For a day that is after the 28th day of any calendar month, the transfer will be made on the first Business Day of the next succeeding calendar month. If, on any transfer date, your Accumulation Value in a source account is equal to or less than the amount you have elected to transfer, the entire amount will be transferred and the program will end. You may terminate the DCA at any time by sending Notice to Us at least 7 days before the next scheduled transfer date.

Although transfers pursuant to DCA are excluded when determining whether trading activity is excessive under our Excessive Trading Policy, the variable sub-accounts available to you for this purpose will be subject to any purchase restrictions and/or limitations that an underlying investment portfolio has directed us to implement. See "Excessive Trading Policy" and "Limits Imposed by the Underlying Investment Portfolios" on pages 34 and 35, respectively.

We may modify, suspend or terminate DCA. We will send Notice to You in advance. Such modification, suspension or termination, however, will apply prospectively only and will not affect any DCAs in effect at the time. DCA is not available for contracts issued in Oregon.

Elective Automatic Rebalancing
Elective automatic rebalancing is available prior to the Annuity Commencement Date. Elective automatic rebalancing is also available after the Annuity Commencement Date under the Table 2 Annuity Plans. See page 39. You are eligible to elect to have your investments in the variable sub-accounts automatically rebalanced starting no earlier than 30 days after the Contract Date. You must have at least $10,000 of Accumulation Value. Elective automatic rebalancing is available at no additional charge. Elective automatic rebalancing is not available if you participate in Dollar Cost Averaging.

If you elect to participate in automatic rebalancing, we will transfer your Contract's Accumulation Value on a quarterly, semi-annual, or annual calendar basis among the variable sub-accounts to maintain the investment blend of your selected variable sub-accounts. Monthly automatic rebalancing is not permitted. The minimum size of any allocation must be expressed in full percentage points. If you have elected to make automatic systematic Withdrawals, you may choose automatic rebalancing only if such systematic Withdrawals are taken on a pro rata basis.

To elect automatic rebalancing, you must provide Notice to Us of such election. We will begin the program on the last Business Day of the relevant quarterly, semi-annual or annual period in which we receive notice of your election. Elective automatic rebalancing will be subject to the variable sub-account classifications of, and automatic rebalancing required by, the MGWB until it is no longer in effect. See page 14. You may cancel elective automatic rebalancing at any time. In addition, the program will automatically terminate if you choose to reallocate your Accumulation Value among the variable sub-accounts or if you pay any Additional Premiums or take a Withdrawal on other than a pro rata basis. Payments of Additional Premiums and Withdrawals, each made on a pro rata basis, will not cause elective automatic rebalancing program to terminate.

Although transfers pursuant to elective automatic rebalancing are excluded when determining whether trading activity is excessive under our Excessive Trading Policy, the variable sub-accounts available to you for this purpose will be subject to any purchase restrictions and/or limitations that an underlying investment portfolio has directed us to implement. See "Excessive Trading Policy" and "Limits Imposed by Underlying Investment Portfolios" on pages 34 and 35, respectively.

Death Benefit

The Contract provides for a Death Benefit equal to the greater of:

> The total of all Premiums paid into the Contract, adjusted on a pro rata basis for Withdrawals; and
> The Accumulation Value.

We use the standard death benefit base to determine the value of all Premiums paid into the Contract, as adjusted ratably for Withdrawals. Withdrawals will not reduce the Death Benefit by the actual amount withdrawn. On the Contract Date, the standard death benefit base is equal to the Initial Premium (which we refer to as the Initial Standard Death Benefit Base). On any Business Day thereafter, the standard death benefit base is recalculated to equal:

> The standard death benefit base from the prior Business Day
> ➔*Plus* any Additional Premiums made during the current Business Day
> ➔*Minus* the pro rata adjustment for any Withdrawal during the current Business Day, which equals:
>   O The Accumulation Value withdrawn ➔ *Divided By*
>   O The Accumulation Value immediately prior to the Withdrawal ➔ *Multiplied By*
>   O The amount of the standard death benefit base immediately prior to the Withdrawal.

The Death Benefit is calculated as of the date of death of any Owner (or, if the Owner is not a natural person, upon any Annuitant's death) and payable upon our receipt of:

> Proof of Death; and
> All required claim forms.

PROVIDED:

> The Accumulation Value of the Contract has not been applied to an Annuity Plan (see page 39); and
>   **IMPORTANT NOTE:** The Death Benefit is still payable after the Annuity Commencement Date under the Table 2 Annuity Plan for a non-qualified Contract or Roth IRA Contract (see page 39).
> Lifetime Automatic Periodic Benefit Status has not begun under the MGWB.

Proof of Death is the documentation we deem necessary to establish death, including, but not limited to:

> A certified copy of a death certificate;
> A certified copy of a statement of death from the attending physician
> A finding of a court of competent jurisdiction as to the cause of death; or
> Any other proof we deem in our sole discretion to be satisfactory to us.

We will calculate the Death Benefit on the Business Day we receive Proof of Death and reallocate this amount to the Specially Designated Variable Sub-account – currently, the ING Money Market Portfolio.

Once we have received satisfactory Proof of Death and all required documentation necessary to process a claim, we will generally pay the Death Benefit within 7 days of such date. See page 42. We will pay the Death Benefit under a non-qualified Contract according to Section 72(s) of the Code. Only one Death Benefit is payable under the Contract. The Death Benefit will be paid to the named Beneficiary, unless the Contract has joint Owners, in which case any surviving Owner will take the place of, and be deemed to be, the Beneficiary entitled to collect the Death Benefit. The Owner may restrict how the Beneficiary is to receive the Death Benefit (e.g., by requiring a lump-sum payment, installment payments or that any amount be applied to an Annuity Plan). See page 39.

Spousal Beneficiary Contract Continuation
Any surviving spouse of a deceased Owner who is a named Beneficiary (or deemed Beneficiary) has the option, but is not required, to continue the Contract under the same terms existing prior to such Owner's death. Such election would be in lieu of payment of the Death Benefit. Except as described in the Important Note below, the surviving spouse's right to continue the Contract is limited by our use of the term "spouse," as it is defined under U.S. federal law, which refers only to a person of the opposite sex who is a husband or a wife. Also, the surviving spouse may not continue the Contract if he or she is age 90 or older on the date of the Owner's death. If the surviving spouse elects to continue the Contract, the following will apply:

The surviving spouse will replace the deceased Owner as the Contract Owner (and if the deceased Owner was the Annuitant, the surviving spouse will replace the deceased Owner as the Annuitant);

The age of the surviving spouse will be used as the Owner's age under the continued Contract;

All rights of the surviving spouse as the Beneficiary under the Contract in effect prior to such continuation election will cease;

Any surrender charges on subsequent Withdrawals or Surrender will be waived.

Additional Premiums will only be allowed until the first Contract Anniversary following the original Contract Date.

All rights and privileges granted by the Contract or allowed by us will belong to the surviving spouse as Owner of the continued Contract.

Upon the death of the surviving spouse as the Owner of the Contract, the Death Benefit will be distributed to the Beneficiary or Beneficiaries described below, and the Contract will terminate.

○ **IMPORTANT NOTE:** For contracts issued in New Jersey only, a surviving civil union partner will have the same option to continue the Contract as a surviving spouse. All references in this section to a "surviving spouse" shall apply equally to a civil union partner. If the contract is continued by a civil union partner, the Death Benefit must be paid in accordance with Section 72(s) of the Code.

Payment of the Proceeds to a Spousal or Non-spousal Beneficiary
Subject to any payment restrictions imposed by the Owner, the Beneficiary may decide to receive the Death Benefit:

In one lump sum or installments; or

By applying the Death Benefit to an Annuity Plan.

We will not accept any Additional Premiums following the date of the Owner's death. The Beneficiary may receive the Death Benefit in one lump sum or installments, provided the Death Benefit is distributed to the Beneficiary within 5 years of the Owner's death. The Beneficiary has until 1 year after the Owner's death to decide to apply the Death Benefit to an Annuity Plan. If the Death Benefit is applied to an Annuity Plan, the Beneficiary will be deemed to be the Annuitant, and the Annuity Payments must:

Be distributed in substantially equal installments over the life of such Beneficiary or over a period not extending beyond the life expectancy of such Beneficiary; and

Begin no later than 1 year after the Owner's date of death.

If we do not receive a request to apply the Death Benefit to an Annuity Plan, we will make a single sum distribution to the Beneficiary. Unless you elect otherwise, the payment will be made into an interest bearing account, backed by our General Account, which can be accessed by the Beneficiary through a checkbook feature. The Beneficiary may access the Death Benefit proceeds at any time without penalty. For information on required distributions under U.S. federal income tax laws, see "Required Distributions upon Owner's Death" below. Interest earned on amounts held in the interest bearing account may be less than interest paid on other settlement options, as we seek to make a profit on such interest bearing accounts.

The Beneficiary may elect to receive the Death Benefit in payments over a period of time based on his or her life expectancy. These payments are sometimes referred to as stretch payments. Stretch payments for each calendar year will vary in amount because they are based on the Accumulation Value and the Beneficiary's remaining life expectancy. The first stretch payment must be made by the first anniversary of the Owner's date of death. Each succeeding stretch payment is required to be made by December 31st of each calendar year. Stretch payments are subject to the same conditions and limitations as systematic Withdrawals. See page 32. The rules for, and tax consequences of, stretch payments are complex and contain conditions and exceptions not covered in this prospectus. **You should consult a tax adviser** for advice about the effect of U.S. federal income tax laws, state laws or other tax laws affecting the Contract, or any transactions involving the Contract.

Death Benefit Once Annuity Payments Have Begun
There is no Death Benefit once the Owner decides to begin receiving Annuity Payments, except under the Table 2 Annuity Plan for a non-qualified Contract or Roth IRA (see below). In the event that the Owner dies (or, in the event that the Owner is not a natural person, the Annuitant dies) before all guaranteed Annuity Payments have been made pursuant to any applicable Annuity Plan, we will continue to make the Annuity Payments until all such guaranteed payments have been made. The Annuity Payments will be paid to the Beneficiary according to the Annuity Plan at least as frequently as before the death of the Owner or Annuitant, as applicable.

Annuity Plans and Annuity Payments

Annuity Commencement Date

The Contract provides for Annuity Payments, so long as the Annuitant is then living. You can apply the Accumulation Value to an Annuity Plan on any date following the fifth Contract Anniversary. We refer to the date on which Annuity Payments commence as the Annuity Commencement Date. For Contracts issued in Florida or New York, the Annuity Commencement Date can be any date following the first Contract Anniversary. Notice to Us is required at least 30 days in advance of the date you wish to begin receiving Annuity Payments.

The Annuity Commencement Date can be no later than the January 1st on or next following the Annuitant's 90th birthday (which date we refer to as the Maximum Annuity Commencement Date), unless we agree to a later date. If you do not select a date, the Annuity Commencement Date will be the Maximum Annuity Commencement Date.

> We agree to a later date; or
> The Internal Revenue Service publishes a final regulation or a revenue ruling concluding that an annuity contract with a Maturity Date that is later than the Contract Anniversary following the oldest Annuitant's 90th birthday will be treated as an annuity for U.S. federal tax purposes.

Notice to Us is required at least 30 days in advance of the date you wish to begin receiving Annuity Payments. If you do not select an Annuity Commencement Date, it will be the Contract Anniversary on or next following the Annuitant's 90th birthday (which we refer to as the maximum Annuity Commencement Date).

The Annuity Plans

You may elect one of the Annuity Plans described in Table 1 or Table 2 below. In addition, you may elect another Annuity Plan we may be offering thirty days prior to the Annuity Commencement Date, the latest date by which you must provide your election. You may change Annuity Plans at any time before the Annuity Commencement Date by providing at least 30 days prior Notice to Us. The Annuity Plan may not be changed once Annuity Payments begin.

TABLE 1: On or Before the Maximum Annuity Commencement Date
Payments for a Period Certain ➔ Annuity Payments are made in equal installments for a fixed number of years. The number of years cannot be less than 10 nor more than 30, unless otherwise required by applicable law.
Payments for Life with a Period Certain ➔ Annuity Payments are made for a fixed number of years and as long thereafter as the Annuitant is living. The number of years cannot be less than 10 nor more than 30, unless otherwise required by applicable law.
Life Only Payments ➔ Annuity Payments are made for as long as the Annuitant is living.
Joint and Last Survivor Life Payments ➔ Annuity Payments are made for as long as either of two Annuitants is living.

TABLE 2: ONLY on the Maximum Annuity Commencement Date
○ **IMPORTANT NOTE:** This annuity payout option is designated as the default Annuity Plan under your Contract, as applicable, if you do not elect an Annuity Plan.
Payments for Life with Surrender Right and Lump Sum Distribution at Death ➔ If your Contract is a non-qualified Contract or Roth IRA Contract, Annuity Payments are made for as long as the Annuitant is living.
Automatic Required Minimum Distribution Option ➔ If your Contract is a Traditional IRA or SEP IRA Contract, periodic payments are made for as long as the Annuitant is living.

Annuity Plan Comparison Chart						
Key: ✓ = *permitted* ✗ = *not permitted*	**Payments for a Period Certain**	**Payments for Life with a Period Certain**	**Life Only Payments**	**Joint and Last Survivor Life Payments**	**Payments for Life with Surrender Right and Lump Sum Distribution at Death**	**Automatic Required Minimum Distribution Option**
Select another Annuity Plan after the Annuity Commencement Date	✗	✗	✗	✗	✗	✓
Monthly, quarterly, annual and semi-annual Annuity Payments	✓	✓	✓	✓	✓	✓
Change the frequency of the Annuity Payments	✗	✗	✗	✗	✗	✓
Withdrawals after the Annuity Commencement Date	✗	✗	✗	✗	✗	✓
Surrender of the Contract after the Annuity Commencement Date	✗	✗	✗	✗	✓	✓
Accumulation Value remains allocated to variable sub-accounts	✗	✗	✗	✗	✓	✓

Annuity Payments

Annuity Payments are periodic payments made by us to you, or subject to our consent in the event the payee is not a natural person, to a payee designated by you. Annuity Payments will be made to the Owner, unless you provide Notice to Us directing otherwise. Any change in payee will take effect as of the date we receive Notice to Us.

For Table 1 Annuity Plans, we determine the amount of the Annuity Payments on the Annuity Commencement Date as follows:

> Accumulation Value
> ➔ *Minus* any premium tax that may apply
> ➔ *Multiplied by* the applicable payment factor, which depends on:
> ○ The Annuity Plan;
> ○ The frequency of Annuity Payments;
> ○ The age of the Annuitant (and gender, where appropriate under applicable law); and
> ○ A net investment return of 1.0% is assumed (we may pay a higher rate at our discretion).

We use the Annuity 2000 Mortality Tables. Portions of the tables relevant to each Annuity Plan are set forth in the Contract for illustration purposes. For Contracts issued in Oregon, we will use the greater of these minimums or the current rates used at the time Annuity Payments begin. You can obtain information more specific to your Contract by contacting our Customer Service Center. Contact information for the Customer Service Center appears on page 1.

Under the Annuity Plan that provides for life only payments, if the Minimum Guaranteed Withdrawal Benefit is still in effect (see page 25) on the Annuity Commencement Date, we will pay the greater amount of:

> The Annuity Payments (as determined per the above calculation); and
> The Maximum Annual Withdrawal (see page 27).

For Table 2 Annuity Plans:

If your Contract is a non-qualified Contract or Roth IRA Contract, we determine the amount of the Annuity Payments, on an annual basis on each Contract Anniversary beginning with the Contract Anniversary that is the maximum Annuity Commencement Date, as follows:

> Accumulation Value
> ➔ *Divided by* the life expectancy of the Annuitant, which depends on:
> ○ The age of the Annuitant, as determined pursuant to the Single Life Expectancy Table under Treasury Regulation Section 1.401(a)(9)-9.

If your Contract is a Traditional IRA or SEP IRA Contract, we determine the amount of the periodic payments, on an annual basis beginning on the December 31 that precedes the maximum Annuity Commencement Date (and on each December 31 thereafter), as follows:

Accumulation Value
- ➜ *Plus* the actuarial present value of the Minimum Guaranteed Withdrawal Benefit; and
  - ○ This present value is determined pursuant to Treasury Regulation Section 1.401(a)(9)-6, Q&A 12.
- ➜ *Divided by* the distribution period, which depends on:
  - ○ The age of the Annuitant, as determined pursuant to the Uniform Lifetime Table under Treasury Regulation Section 1.401(a)(9)-9.

Under the Table 2 Annuity Plans, if the Minimum Guaranteed Withdrawal Benefit is still in effect (see page) on the Annuity Commencement Date, we will pay the greater amount of:

- The Annuity Payments (as determined per the above calculation); and
- The Maximum Annual Withdrawal (see page 27), as determined beginning with the Contract Anniversary that is the maximum Annuity Commencement Date.

If the Accumulation Value is less than $2,000 on the Annuity Commencement Date, we will pay such amount in a single lump-sum payment. We will make the Annuity Payments in monthly installments, unless you deliver Notice to Us directing us to pay at a different frequency. If any day that an Annuity Payment is thereafter scheduled to be paid is not a Business Day (e.g., a weekend, or the day does not exist in the given month), such Annuity Payment will be paid on the next Business Day. Each Annuity Payment must be at least $20.

We reserve the right in the Contract to make the Annuity Payments less frequently, as necessary, to make the Annuity Payments equal to at least $20. We may also change the $2,000 and $20 minimums, if allowed by law, based upon increases reflected in the Consumer Price Index for All Urban Consumers (CPI-U) since September 1, 2009. The MGWB terminates, once you begin to receive Annuity Payments under an Annuity Plan.

Upon application of the Accumulation Value to an Annuity Plan, unless you are eligible for and elect a Table 2 Annuity Plan for non-qualified Contracts, this Contract will terminate and will cease to have any further value other than as provided under the Annuity Plan you elected.

○ **IMPORTANT NOTE:** For Contracts issued New York, Annuity Payments at the time of commencement will not be less than those that would otherwise be provided by the application of an amount to purchase any single premium immediate annuity offered by us at the time to the same class of Annuitants. Such amount will be the greater of (1) the Cash Surrender Value; or (2) 95% of what the Cash Surrender Value would be if there were no Surrender Charge applied. If no single premium immediate annuity is offered by us at the time Annuity Payments under the Contract would otherwise commence, such Annuity Payments will not be less than those that would otherwise by provided by applying reasonable current market single premium immediate annuity rates to the same amount.

Death of the Annuitant
In the event the Annuitant dies on or after the Annuity Commencement Date, but before all Annuity Payments have been made pursuant to the applicable Annuity Plan, we will continue the Annuity Payments until all guaranteed Annuity Payments have been made. The Annuity Payments will be paid at least as frequently (and at least as rapidly) as before the Annuitant's death until the end of any guaranteed period certain. We may require satisfactory proof of death in regard to the Annuitant before continuing the Annuity Payments.

Under the Table 2 Annuity Plan for a non-qualified Contract or Roth IRA Contract, so long as the MGWB is **not** in the Lifetime Automatic Periodic Benefit Status (see page 29), the Beneficiary will be entitled to the Death Benefit (see page 37) according to one of the following:

- In a lump sum on or before the end of the calendar year in which the Annuitant's death occurs; or
- Periodic payments, in the same frequency and at least as rapidly as under this Annuity Plan at the time of death, equal to, on an annual basis as determined on the Contract Anniversary immediately preceding the Contract Year in which the payments will be made, the Accumulation Value:
  - ➜ *Increased by* the difference between the Accumulation Value and, if greater, the Standard Death Benefit Base upon receipt of Proof of Death (see page 37); and
  - ➜ *Divided by* the remaining life expectancy of the Annuitant at the time of death (or the life expectancy of the Beneficiary at the time of the Annuitant's death if shorter).
    - ○ Life expectancy is determined pursuant to the Single Life Table under Treasury Regulation Section 1.401(a)(9)-9.
- **IMPORTANT NOTE:** If the Accumulation Value has been reduced to zero upon receipt of Proof of Death, the Death Benefit will equal the Standard Death Benefit Base, and this amount will be allocated to the Specially Designated Variable Sub-account.

On each Contract Anniversary following the first periodic payment of the Death Benefit (the amount of which is determined as per the above), we will recalculate the periodic payment using the remaining Accumulation Value and the life expectancy factor used in calculating the amount of the prior periodic payment reduced by one. At any time after election of this periodic payment option, the Beneficiary may allocate all or a portion of the Accumulation Value from the Specially Designated Variable Sub-account to the available variable sub-accounts.

Other Important Information

Reports to Contract Owners
We will confirm purchase, transfer and Withdrawal transactions usually within 5 Business Days of processing any such transaction. At least once a year, we will send you, without charge, a report showing the current Accumulation Value and Cash Surrender Value, as well as amounts deducted from, or added to, the Accumulation Value since the last report. This report will show your allocation of the Accumulation Value among the variable sub-accounts, as well as any other information that is required by law or regulation. We may also send you a quarterly statement showing these same values as of the end of the calendar quarter.

In addition, we will provide you with any other reports, notices or documents that we are required by applicable law to furnish to you. We will send these reports to you at your last known address within 60 days after the report date. Upon your request, we will provide additional reports, but we reserve the right in the Contract to access a reasonable charge for each such additional report.

Suspension of Payments
We reserve the right to suspend or postpone the date of any payment or determination of any value under the Contract, beyond the 7 permitted days by applicable law, on any Business Day when:

> The New York Stock Exchange is closed;
> Trading on the New York Stock Exchange is restricted (except for contracts issued in Texas);
> An emergency exists as determined by the SEC so that the sale of securities held in Variable Annuity Account B may not reasonably occur or so that the Company may not reasonably determine the value of Variable Annuity Account B's net assets; or
> The SEC so permits for the protection of security holders (except for contracts issued in Texas).

During such times, we may delay:

> Determination and payment of the Cash Surrender Value (see page 31);
> Determination and payment of the Death Benefit (see page 37);
> Allocation changes to the Accumulation Value; or
> Application of the Accumulation Value under an Annuity Plan (see page 39).

For contracts issued in Idaho and Florida, deferred payments will include interest that is required by applicable law.

Misstatement Made by Owner in Connection with Purchase of this Contract
We may require proof of the age and sex of the person upon whose life certain benefit payments are determined (i.e., the Death Benefit or Annuity Payments). If the Owner misstates the age or sex of a person in connection with the purchase of the Contract, we reserve the right in the Contract to adjust (either upward or downward) these payments based on the correct age or sex. If an upward adjustment to your benefit payment is required, we will include an amount in your next benefit payment representing the past underpayments by us, with interest credited at a rate of 1.5% annually (where permitted). If a downward adjustment to your benefit payment is required, we will make a deduction from future benefit payments until the past overpayments by us, plus interest at 1.5% annually (where permitted), has been repaid in full by you.

We reserve the right in the Contract (where permitted) to void the Contract and return the Cash Surrender Value in the event of any material misrepresentation made by the Owner in connection with the purchase of the Contract.

Insurable Interest
We require the Owner of the Contract to have an Insurable Interest in the Annuitant. Insurable Interest means the Owner has a lawful and substantial economic interest in the continued life of a person. An Insurable Interest does not exist if the Owner's sole economic interest in the Annuitant arises as a result of the Annuitant's death. A natural person is presumed to have an Insurable Interest in his or her own life and is generally considered to have an Insurable Interest in his or her spouse and family members. State statutory and case law have established guidelines for circumstances in which an Insurable Interest is generally considered to exist:

| | Relationships between parent and child, brother and sister, and grandparent and grandchild; and |
| | Certain business relationships and financial dependency situations (e.g., uncle has Insurable Interest in nephew who runs the uncle's business and makes money for the uncle). |

The above list is **not** comprehensive, but instead contains some common examples to help illustrate what it means for the Owner to have an Insurable Interest in the Annuitant. You should consult your agent/registered representative for advice on whether the Owner of the Contract would have an Insurable Interest in the Annuitant to be designated.

An Insurable Interest must exist at the time we issue the Contract. In purchasing the Contract, you will represent and acknowledge that you, as the Owner, have an Insurable Interest in the Annuitant. We require the agent/registered representative to confirm on the application that the Owner has an Insurable Interest in the Annuitant. We also require that any new Owner after issuance of the Contract to have an Insurable Interest in the Annuitant. We will seek to void the Contract if we discover that it was applied for and issued (or ownership was transferred) based on misinformation, or information that was omitted, in order to evade state Insurable Interest and other laws enacted to prevent an Owner from using the Contract to profit from the death of a person in whom such Owner does not have an Insurable Interest.

Assignment
You may assign a non-qualified Contract as collateral security for a loan or other obligation. This kind of assignment is not a change of ownership. But you should understand that your rights, and those of any Beneficiary, are subject to the terms of the assignment. To make, modify or release an assignment, you must provide Notice to Us. Your instructions will take effect as of the date we receive Notice to Us of such assignment. We require written consent of an Irrevocable Beneficiary before your instructions will take effect. An assignment likely has U.S. federal tax consequences. You should consult a tax adviser for tax advice. We are not responsible for the validity, tax consequences or other effects of any assignment you choose to make.

Contract Changes
We have the right to amend, make changes to or modify the Contract if required by law, including any amendment, change or modification necessary to continue to qualify such Contract as an annuity contract under applicable law. Any such amendment, change or modification must be in writing. An Endorsement added to comply with applicable law does not require your consent but is subject to regulatory approval. Any such amendments, changes or modifications will apply uniformly to all contracts affected.

Right to Examine and Return this Contract
For a prescribed period, you may return the Contract for any reason or no reason at all, which we refer to as the Right to Examine and Return this Contract. Subject to the state requirements specified in the table below, you may return the Contract within 10 days of your receipt of it, and you have up to 30 days if the Contract was issued as a replacement contract. Unless as otherwise noted below, if so returned, we will promptly pay you the Accumulation Value plus any charges we have deducted.

Contract Issue State	Days for New Purchase and Amount Returned	Days for Replacement Purchase and Amount Returned
Arizona	10 days or 30 days if you are age 65 or older on the date the application is signed Accumulation Value plus any charges deducted	30 days Accumulation Value plus any charges deducted
Connecticut	10 days Accumulation Value plus any charges deducted	Same
Delaware	10 days Accumulation Value plus any charges deducted	20 days Premium paid, less any Withdrawals
District of Columbia	10 days Premium paid, less any Withdrawals	Same
Florida	14 days Premium paid less any Withdrawals	Same
Georgia	10 days Premium paid, less any Withdrawals	Same
Hawaii	10 days Premium paid, less any Withdrawals	30 days Accumulation Value plus any charges deducted
Idaho	20 days Premium paid, less any Withdrawals	Same
Indiana	10 days Accumulation Value plus any charges deducted	20 days Premium paid, less any Withdrawals
Kentucky	10 days Premium paid less any Withdrawals	30 days Accumulation Value plus any charges deducted

Contract Issue State	Days for New Purchase and Amount Returned	Days for Replacement Purchase and Amount Returned
Louisiana	10 days Premium paid less any Withdrawals	30 days Accumulation Value plus any charges deducted
Maryland	10 days Premium paid less any Withdrawals	30 days Accumulation Value plus any charges deducted
Massachusetts	10 days Accumulation Value plus any charges deducted	20 days Premium paid, less any Withdrawals
Michigan	10 days Premium paid less any Withdrawals	Same
Minnesota	10 days Accumulation Value plus any charges deducted	30 days Premium paid, less any Withdrawals
Mississippi	10 days Premium paid less any Withdrawals	30 days Accumulation Value plus any charges deducted
Missouri	10 days Premium paid less any Withdrawals	20 days Premium paid less any Withdrawals
New Hampshire	10 days Premium paid less any Withdrawals	30 days Premium paid, less any Withdrawals
North Dakota	20 days Accumulation Value plus any charges deducted	Same
Nebraska	10 days Premium paid less any Withdrawals	30 days Accumulation Value plus any charges deducted
New York	10 days Accumulation Value plus any charges deducted	60 days Accumulation Value plus any charges deducted
North Carolina	10 days Premium paid less any Withdrawals	30 days Accumulation Value plus any charges deducted
Oklahoma	10 days Premium paid less any Withdrawals	20 days Premium paid less any Withdrawals
Pennsylvania	10 days Accumulation Value plus any charges deducted	45 days (affiliate of ING)/20 days (non-affiliate of ING) Accumulation Value plus any charges deducted
Rhode Island	20 days Premium paid, less any Withdrawals	30 days Accumulation Value plus any charges deducted
South Carolina	10 days Premium paid, less any Withdrawals	30 days Accumulation Value plus any charges deducted
Tennessee	10 days Accumulation Value plus any charges deducted	20 days Premium paid less any Withdrawals
Virginia	10 days Accumulation Value plus any charges deducted	Same
Washington	10 days Premium paid less any Withdrawals	20 days Premium paid less any Withdrawals
West Virginia	10 days Premium paid less any Withdrawals	30 days Accumulation Value, adjusted for any MVA
Wyoming	10 days Accumulation Value plus any charges deducted	20 days Premium paid less any Withdrawals

If you decide to return the Contract, you must deliver it to:

> To us at our Customer Service Center (the address is specified on page 1); or
> To your agent/registered representative.

We do not retain any investment gain associated with a Contract that is returned. If the state in which your Contract was issued requires us to pay the Accumulation Value (plus any charges deducted) in the event that your return it, this amount may be greater or less than the Premiums paid. For the states noted above in which we pay the amount of the Premiums paid if you return the Contract, your investment will not be subject to any market risk until the Right to Examine and Return this Contract expires. We may, in our discretion, require that, until your Right to Examine and Return this Contract expires, the Premium be allocated to the ING Money Market Portfolio. In the event that your right to return the Contract has expired and you decided to keep it, any Premium we required to be allocated to the ING Money Market Portfolio will be transferred to the variable sub-accounts chosen by you based on the Accumulation Value next computed.

Non-Waiver
We may, in our discretion, elect not to exercise a right, privilege or option under the Contract. Such election will not constitute our waiver of the right to exercise such right, privilege or option at a later date, nor will it constitute a waiver of any provision of the Contract.

Special Arrangements
We may reduce or waive any Contract fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

Selling the Contract
Our affiliate, Directed Services LLC, 1475 Dunwoody Drive, West Chester, Pennsylvania 19380 is the principal underwriter and distributor of the Contract, as well as of contracts issued by our affiliate, ING USA Annuity and Life Insurance Company. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, Inc., or FINRA.

Directed Services LLC does not retain any commissions or compensation that we pay to it for Contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products, which representatives we refer to as selling firms. Selling firms are also registered with the SEC and are FINRA member firms.

The following is a list of broker/dealers that are affiliated with the Company:

Directed Services LLC	ING Funds Distributor, LLC
ING America Equities, Inc.	ING Investment Advisors, LLC
ING Financial Advisers, LLC	ING Investment Management Services LLC
ING Financial Markets LLC	ShareBuilder Securities Corporation
ING Financial Partners, Inc.	Systematized Benefits Administrators, Inc.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts. Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to such selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by the Owners of the Contract or Variable Annuity Account B. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of Premium payments. Selling firms may receive commissions of up to 5.50% of Premium. In addition, selling firms may receive ongoing annual compensation of up to 1.0% of all, or a portion, of the values of Contracts sold through such selling firm. Individual representatives may receive all or a portion of the compensation paid to their selling firm, depending on such selling firm's practices. Commissions and annual compensation, when combined with additional compensation or reimbursement of expenses (as more fully described below), could exceed 5.50% of Premium.

Directed Services LLC has special compensation arrangements with certain selling firms based on such firms' aggregate or anticipated sales of the Contracts or other specified criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers. These amounts may include:

> Marketing/distribution allowances which may be based on the percentages of Premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the calendar year;
>
> Loans or advances of commissions in anticipation of future receipt of Premiums (i.e., a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;

	Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;
	Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of the Contract;
	Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of Contracts; and
	Additional cash or non-cash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2009, received the most total dollars of compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked from greatest to least aggregate compensation:

1. Morgan Stanley Smith Barney LLC
2. LPL Financial Corporation
3. Merrill Lynch, Pierce, Fenner & Smith, Inc.
4. ING Financial Partners Inc.
5. ING Financial Partners, Inc. CAREER
6. UBS Financial Services Inc.
7. ING Financial Advisers, LLC
8. Wells Fargo Advisors, LLC
9. Raymond James Financial Services Inc.
10. Financial Network Investment Corporation
11. Chase Investment SVCS Corp
12. Securities America Inc.
13. Multi-Financial Securities Corporation
14. National Planning Corporation
15. Wells Fargo Advisors, LLC (Bank Channel)
16. Woodbury Financial Services Inc.
17. Wells Fargo Investments LLC
18. Morgan Keegan and Company Inc.
19. PrimeVest Financial Services Inc.
20. Wells Fargo SEC, LLC
21. Royal Alliance Associates Inc.
22. Madison Avenue Securities Inc.
23. SII Investments Inc.
24. First Allied Securities Inc.
25. Securian Financial Services Inc.

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of Premiums and/or a percentage of Accumulation Value. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide such selling firm or registered representative a financial incentive to promote our products, such as the Contract, over those of another company, and may also provide a financial incentive to promote one of our contracts over another, such as the Contract.

Voting Rights
We will vote the shares of an underlying investment portfolio owned by Variable Annuity Account B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a trust in our own right, we may decide to do so without consulting you.

We determine the number of shares that you have in a variable sub-account by dividing the Contract's Accumulation Value in that variable sub-account by the net asset value of one share of the underlying investment portfolio in which a variable sub-account invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a trust shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all Contracts in that variable sub-account. We will also vote shares we hold in Variable Annuity Account B that are not attributable to Contract Owners in the same proportion. The effect of proportional voting is that a small number of Contract Owners may decide the outcome of a vote.

State Regulation
We are regulated by the Insurance Department of the State of Connecticut. We are also subject to the insurance laws and regulations of all jurisdictions in which we do business. The Contract offered by this prospectus has been approved where required by such jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the insurance

departments of the various jurisdictions in which we do business to allow regulators to assess our solvency and compliance with state insurance laws and regulations.

Legal Proceedings
We are not aware of any current or pending legal proceedings that involve Variable Annuity Account B as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of its business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Directed Services LLC, the principal underwriter and distributor of the Contract, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Directed Services LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the Contract.

United States Federal Income Tax Considerations

Introduction
The Contract is designed to be treated as an annuity for U.S. federal income tax purposes. The U.S. federal income tax treatment of the Contract is complex and sometimes uncertain. You should keep the following in mind when reading it:

	Your tax position (or the tax position of the designated Beneficiary, as applicable) may influence the U.S. federal taxation of amounts held, or paid out, under the Contract;
	Tax laws change. It is possible that a change in the future could retroactively affect contracts issued in the past, including your Contract;
	This section addresses some, but not all, applicable U.S. federal income tax rules and does not discuss U.S. federal estate and gift tax implications, state and local taxes, taxes of any foreign jurisdiction or any other tax provisions; and
	No assurance can be given that the Internal Revenue Service, or IRS, would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

The information provided herein is not tax advice. For advice about the effect of U.S. federal income tax laws affecting the Contract, state tax laws or any other tax laws affecting the Contract or any transactions involving the Contract, you should consult a tax adviser.

Types of Contracts: Non-Qualified and Qualified
Non-qualified annuity contracts are purchased with after-tax money to save money for retirement in exchange for the right to receive annuity payments for either a specified period of time or over the lifetime of an individual. Qualified annuity contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from retirement plans, pre-tax contributions to Individual Retirement Annuities ("IRA") or after-tax contributions to a Roth IRA that are intended to qualify for special favorable income tax treatment under Section 408 or 408A of the Code, respectively.

Taxation of Non-Qualified Contracts

Premiums
You may not deduct the amount of premiums paid into a non-qualified annuity contract.

Taxation of Gains Prior to Distribution
Section 72 of the Code governs the general U.S. federal income taxation of annuity contracts. If the owner of a non-qualified annuity contract is a natural person (e.g., an individual), generally such owner will not be taxed on increases in the value of his or her non-qualified contract until a distribution occurs or until annuity payments begin. An agreement to assign or pledge any portion of the contract's value generally will be treated as a distribution. To be eligible to defer U.S. federal income taxation on the increases in the value of the contract, each of the following requirements must be satisfied.

1. **Diversification.** Section 817(h) of the Code requires that the investments of the funds that comprise a separate account in a variable annuity contract be "adequately diversified" in order for a non-qualified contract to qualify as an annuity contract under U.S. federal income tax law. Variable Annuity Account B, through its funds, intends to comply with the

diversification requirements prescribed by Section 817(h) of the Code and Treasury regulation section 1.817-5, and any rulings made thereunder, which affect how the assets of the various funds in Variable Annuity Account B may be invested. If your Contract does not satisfy the applicable diversification requirements because Variable Annuity Account B's funds fail to be, or remain, adequately diversified, we will take appropriate steps to bring your Contract into compliance with applicable law, regulations and rulings. We reserve the right to modify your Contract as necessary to satisfy such diversification requirements.

2. **Investor Control.** Although earnings under non-qualified annuity contracts generally are not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if such contract owner possesses incidents of investment control over such assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which variable contract owners could direct their investments among sub-accounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts, such as the Contract. Therefore, the Company reserves the right to modify your Contract as necessary to prevent you from being considered the owner of a pro rata share of the assets of Variable Annuity Account B for U.S. federal income tax purposes.

3. **Required Distributions.** To be treated as an annuity contract for U.S. federal income tax purposes, the Code requires any non-qualified contract to contain certain provisions specifying how the owner's interest will be distributed in the event of the owner's death. As a result, your Contract contains certain provisions that are intended to comply with these Code requirements.

   Different distribution requirements apply if the contract owner's death occurs:

   > After he or she begins receiving annuity payments under the contract; or
   > Before he or she begins receiving such distributions.

   If the contract owner's death occurs after he or she begins receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of such contract owner's death.

   If the contract owner's death occurs before he or she begins receiving annuity payments, such contract owner's entire balance must be distributed within five years after the date of his or her death. For example, if the contract owner died on September 1, 2009, his or her entire balance must be distributed by August 31, 2014. However, if distributions begin within one year of such contract owner's death, then payments may be made over either of the following two timeframes:

   > Over the life of the designated beneficiary; or
   > Over a period not extending beyond the life expectancy of the designated beneficiary.

   Under the terms of the Contract, if the designated Beneficiary is your spouse, your Contract may be continued after your death with the surviving spouse as the new Contract Owner.

   There are currently no regulations interpreting these Code requirements; however, if such requirements are clarified by regulation or otherwise, we will review the distribution provisions in your Contract and, if necessary, modify them to assure that such provisions comply with the applicable requirements.

4. **Owners of Non-Qualified Contracts That Are Not Natural Persons.** If the owner of a non-qualified annuity contract is not a natural person, such contract generally is not treated as an annuity for U.S. federal income tax purposes and any income on such contract during the applicable taxable year is taxable as ordinary income. The income on the contract during the applicable taxable year is equal to any increase in the contract's value over the "investment in the contract" (generally, the premiums or other consideration paid for such contract less any nontaxable withdrawals) during such taxable year. There are certain exceptions to this rule, and a non-natural person considering an investment in the Contract should consult with its tax adviser prior to purchasing the Contract. If the Contract Owner is not a natural person and the primary Annuitant dies, the same rules apply on the death of the primary Annuitant as outlined above for the death of a Contract Owner.

   When the contract owner is a non-natural person, a change in the annuitant is treated as the death of such contract owner.

5. **Delayed Annuity Starting Date.** If the date on which annuity payments begin under a non-qualified annuity contract occurs, or is scheduled to occur, at a time after the annuitant has, or will have, reached an advanced age (e.g., after age 95), it is possible that such contract will not be treated as an annuity for U.S. federal income tax purposes. In that event, the income and gains under such contract could be currently includible in the contract owner's taxable income.

Taxation of Distributions

General. When a withdrawal from a non-qualified annuity contract occurs, the amount received will be treated as ordinary income, subject to U.S. federal income tax, up to an amount equal to the excess, if any, of the contract's value immediately prior to the distribution (without regard to the amount of any surrender charge) over the contract owner's investment in the contract at such time. Investment in the contract generally is equal to the amount of all premiums paid into the contract, plus amounts previously included in taxable income as a result of certain loans, assignments, pledges and gifts, less the aggregate amount of non-taxable distributions previously made under such contract.

In the case of a surrender of a non-qualified annuity contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in such contract (i.e., the cost basis).

10% Penalty Tax. A distribution from a non-qualified annuity contract may be subject to a U.S. federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions from non-qualified contracts if such distributions are:

> Made on or after the taxpayer reaches age 59½;
> Made on or after the death of the contract owner (or the annuitant, if the contract owner is a non-natural person);
> Attributable to the taxpayer's becoming "disabled," as defined in the Code;
> made as part of a series of substantially equal periodic payments (which payments are made at least annually) over the life or the life expectancy of the taxpayer, or the joint lives or joint life expectancies of the taxpayer and his, her or its designated beneficiary; or
> Allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an "immediate annuity," as defined in the Code. Other exceptions may be applicable under certain circumstances, and special rules may be applicable in connection with the exceptions listed above. You should consult a tax adviser with regard to whether any distributions from your Contract meet the exceptions from the 10% penalty tax as provided in the Code.

Tax-Free Exchanges. Section 1035 of the Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax adviser regarding the procedures for making a Section 1035 exchange.

If your Contract is acquired through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions from your Contract, other than Annuity Payments, will be treated, for U.S. federal income tax purposes, as coming:

> First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into your Contract;
> Second, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
> Third, from any remaining "income on the contract"; and
> Fourth, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another annuity contract will be tax-free. Pursuant to IRS guidance, receipt of withdrawals, surrenders or annuity payments (annuitizations) from either an original contract or a new contract during the 12-month period following the partial exchange may retroactively negate the tax-free treatment of the partial exchange. If this occurs, the partial surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract. Furthermore, if the partial exchange occurred prior to the contract owner reaching age 59½, the contract owner may be subject to an additional 10% tax penalty. A taxable event may be avoided if certain requirements identified as a qualifying event are satisfied. We are not responsible for the manner in which any other insurance companies administer, recognize or report, for U.S. federal income tax purposes, Section 1035 exchanges and partial exchanges and what the ultimate tax treatment may be by the IRS. You should consult with your tax adviser with respect to any proposed Section 1035 exchange or partial exchange prior to proceeding with any such transaction with respect to your Contract.

Tax Consequences of the MGWB. Except as otherwise noted below, when a Withdrawal from a non-qualified annuity contract occurs under a minimum guaranteed withdrawal provision of your Contract, the amount you receive will be treated as ordinary income subject to U.S. federal income tax up to an amount equal to the excess, if any, of the Contract's value (unreduced by the amount of any deferred sales charge) immediately before the distribution over your investment in the Contract at that time.

Investment in the Contract is generally equal to the amount of all contributions to the Contract, plus amounts previously included in your gross income as the result of certain loans, assignments and gifts, less the aggregate amount of non-taxable distributions you previously made from your Contract. For non-qualified contracts, the income on the Contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the MGWB provisions of your contract could increase the applicable Contract value. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of the minimum guaranteed withdrawal provisions after your Contract's value has been reduced to zero may be subject to the exclusion ratio rules under Section 72(b) of the Code for U.S. federal income tax purposes.

Payments of the Maximum Annual Withdrawal under the Table 2 Annuity Plans (see page 39) are designed to be treated as Annuity Payments for withholding and tax reporting purposes. A portion of each such Annuity Payment is generally not taxed as ordinary income, and the remainder is taxed as ordinary income. The non-taxable portion of the Annuity Payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of Annuity Payments. Any Withdrawals in addition to the Annuity Payments of the Maximum Annual Withdrawal, if permitted, constitute Excess Withdrawals, causing a pro rata reduction of the MGWB Base and Maximum Annual Withdrawal. This reduction will result in a proportional reduction in the non-taxable portion of your future Maximum Annual Withdrawal payments. Once your investment in the Contract has been fully recovered, the full amount of each of your future Maximum Annual Withdrawal payments would be subject to U.S. federal income tax as ordinary income.

The U.S. federal income tax treatment of partial annuitizations is unclear. We currently treat any partial annuitization, such as those associated with the minimum guaranteed income benefit, as Withdrawals rather than Annuity Payments. You should consult your tax adviser before electing a partial annuitization of your Contract.

Taxation of Annuity Payments. Although the U.S. federal income tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment generally is not taxed as ordinary income, while the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment generally is determined in a manner that is designed to allow the contract owner to recover his, her or its investment in the annuity contract ratably on a tax-free basis over the expected stream of annuity payments when annuity payments begin. Once the investment in such contract has been fully recovered, the full amount of each subsequent annuity payment will be subject to tax as ordinary income.

The U.S. federal income tax treatment of partial annuitizations is unclear. We currently treat any partial annuitizations involving the Contract as Withdrawals rather than as Annuity Payments. You should consult your tax adviser before electing a partial annuitization with respect to your Contract.

Death Benefits. Amounts may be distributed from an annuity contract, such as the Contract, because of the contract owner's death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, such amounts are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payment option, such amounts are taxed in the same way as annuity payments. As discussed above, the Code contain special rules that specify how the contract owner's interest in a non-qualified contract will be distributed and taxed in the event of the contract owner's death.

Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a non-qualified annuity contract, the selection of certain annuity dates or the designation of an annuitant or payee other than a contract owner may result in certain tax consequences that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. You should consult your tax adviser regarding the potential tax effects of any transfer, pledge, assignment, or designation or exchange of your Contract or any portion of your Contract value.

Immediate Annuities. Under Section 72 of the Code, an "immediate annuity" means an annuity (i) that is purchased with a single premium, (ii) with annuity payments starting within one year from the date of purchase, and (iii) that provides a series of substantially equal periodic payments made at least annually. Your Contract is not designed as an immediate annuity. If your Contract were treated as an immediate annuity, it could affect the U.S. federal income tax treatment of your Contract with respect to (a) the application of certain exceptions from the 10% early Withdrawal penalty, (b) ownership, if the Owner is not a natural person, and (c) certain exchanges.

Multiple Contracts. U.S. federal income tax laws require that all non-qualified annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) of the Code through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under your Contract unless the intended recipient of the distribution notifies us at or before the time of such distribution that the recipient elects not to have any amounts withheld. Withholding is mandatory, however, if the intended recipient of such distribution fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic Annuity Payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect to have U.S. federal income tax withheld, you are still liable for payment of U.S. federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the Contracts made to their residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some state, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact our customer service center. Contact information appears on page 1.

If you or your designated Beneficiary is a non-resident alien, withholding is governed by Section 1441 of the Code based on your or your designated Beneficiary's citizenship, country of domicile and treaty status, and we may require additional documentation or information prior to processing any requested transaction.

Taxation of Qualified Contracts

General
The tax rules applicable to owners of qualified contracts vary according to the type of qualified contract and the specific terms and conditions of the qualified contract. Qualified annuity contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from retirement plans, pre-tax contributions to IRA or after-tax contributions to a Roth IRA that are intended to qualify for special favorable income tax treatment under Sections 408 or 408A of the Code, respectively. The ultimate effect of U.S. federal income taxes on the amounts held under a qualified contract, or on annuity payments from a qualified contract, depends on the type of qualified contract and your tax position. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified retirement plan in order to continue receiving favorable tax treatment.

Under U.S. federal income tax laws, earnings on amounts held in qualified annuity contracts used as an IRA or Roth IRA generally are not taxed until they are withdrawn. It is not necessary, however, to purchase a qualified contract to obtain the favorable tax treatment accorded to an IRA or Roth IRA under Sections 408 or 408A of the Code, respectively. A qualified contract, therefore, does not provide any tax benefits beyond the deferral already available to an IRA or Roth IRA under the Code. Qualified contracts do provide other features and benefits (such as guaranteed living benefits and/or Death Benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss the alternatives available to you with your financial adviser, taking into account the additional fees and expenses you may incur in purchasing a qualified contract, such as the Contract.

Adverse tax consequences may result from: (i) contributions in excess of specified limits; (ii) distributions before age 59½ (subject to certain exceptions); (iii) distributions that do not conform to specified commencement and minimum distribution rules; and (iv) certain other specified circumstances. Some qualified contracts may be subject to additional distribution or other requirements that are not incorporated into your Contract. No attempt is made to provide more than general information about the use of this Contract as a qualified contract. Contract Owners, Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under qualified contracts may be subject to the terms and conditions of the retirement plans or programs themselves, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict any language of the Contract, unless we consent to be so bound.

Contract Owners and Beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. Therefore, you should consult your legal and tax advisers regarding the suitability of the Contract for your particular situation.

Tax Deferral

The following discussion assumes that a qualified contract is purchased with premium payments that are comprised solely of proceeds from retirement plans, pre-tax contributions to IRA or after-tax contributions to a Roth IRA that are intended to qualify for special favorable income tax treatment under Sections 408 or 408A of the Code, respectively.

Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity. IRAs are subject to limits on (i) the amounts that can be contributed, (ii) the deductible amount of the contribution and (iii) the time when distributions can begin. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Employers may establish Simplified Employee Pension ("SEP") plans to provide IRA contributions on behalf of their employees. If you make a tax-free rollover of a distribution from an IRA, you may not make another tax-free rollover from the IRA within a one-year period. You should be aware that sales of the Contract for use with IRAs may be subject to special requirements imposed by the IRS.

The IRS has not reviewed the Contract described in this prospectus for qualification as an IRA and has not addressed, in a ruling of general applicability, whether the Contract's Death Benefit provisions comply with IRS qualification requirements. You should consult with your tax adviser in connection with purchasing the Contract as an IRA.

Roth IRAs. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are not deductible, are subject to certain limitations and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA within a one-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which such conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements imposed by the IRS. The IRS has not reviewed the Contract described in this prospectus for qualification as a Roth IRA and has not addressed, in a ruling of general applicability, whether the Contract's Death Benefit provisions comply with IRS qualification requirements. You should consult with your tax adviser in connection with purchasing the Contract as a Roth IRA.

Contributions

In order to be excludable from gross income for U.S. federal income tax purposes, total annual contributions to certain qualified contracts are limited by the Code. You should consult with your tax adviser in connection with contributions to a qualified contract.

Distributions – General

Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from your Contract including Withdrawals, Annuity Payments, rollovers, exchanges and Death Benefit proceeds. We report the taxable portion of all distributions to the IRS.

Individual Retirement Annuities. All distributions from an IRA are taxed when received unless either one of the following is true:

	The distribution is rolled over to another IRA or to a plan eligible to receive rollovers as permitted under the Code; or
	The IRA owner made after-tax contributions to the IRA (e.g., Roth). In this latter case, the distribution will be taxed according to the rules detailed in the Code.

The Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions, including one or more of the following, have occurred:

	The IRA owner has attained age 59½;
	The IRA owner has become "disabled," as defined in the Code;
	The IRA owner has died and the distribution is to the beneficiary of such IRA;
	The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Code;
	The distribution is made due to an IRS levy upon the IRA owner's plan;
	The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO"); or
	The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, for a qualified first-time home purchase or for higher education expenses.

Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution that is both:

> Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to the Roth IRA's owner; and
> (a) Made after the Roth IRA owner (i) attains age 59½, (ii) dies, or (iii) becomes "disabled," as defined in the Code, or
> (b) Is for a qualified first-time home purchase.

If a distribution is not qualified, generally it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions that is not taxable and then as taxable accumulated earnings.

The Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have been met. In general, the exceptions from imposition of the 10% penalty on distribution from an IRA listed above also apply to a distribution from a Roth IRA. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, for a qualified first-time home purchase or for higher education expenses.

Special Disaster Relief. In 2005, 2007 and 2008 Congress temporarily provided taxpayers with certain kinds of relief which eased the complex rules covering withdrawals by individuals who suffered economic losses due to natural disasters such as Hurricanes Katrina, Rita and Wilma as well as tornados and floods. Please consult a qualified tax adviser for further information if there is any question as to whether such relief is available.

Lifetime Required Minimum Distributions (IRAs only). To avoid certain tax penalties, you and any designated Beneficiary must also meet the minimum distribution requirements imposed by the Code. These rules may dictate the following:

> The start date for distributions;
> The time period in which all amounts in your account(s) must be distributed; and
> Distribution amounts.

Start Date and Time Period. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from your Contract over a period not extending beyond one of the following time periods:

> Over your life or the joint lives of you and your designated Beneficiary; or
> Over a period not greater than your life expectancy or the joint life expectancies of you and your designated Beneficiary.

Distribution Amounts. The amount of each required distribution must be calculated in accordance with Section 401(a)(9) of the Code. The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your Contract.

Required Distributions upon Death (IRAs and Roth IRAs Only). Different distribution requirements apply to qualified contacts after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your Contract.

If your death occurs on or after you begin receiving minimum distributions under the Contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Section 401(a)(9) of the Code provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under your Contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on

53

September 1, 2006, your entire balance must be distributed to the designated Beneficiary by December 31, 2011. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated Beneficiary, then payments may be made over either of the following time frames:

> Over the life of the designated Beneficiary; or
> Over a period not extending beyond the life expectancy of the designated Beneficiary.

Start Dates for Spousal Beneficiaries. If the designated Beneficiary is your spouse, distributions must begin on or before the later of the following:

> December 31 of the calendar year following the calendar year of your death; or
> December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated Beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of the your death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated Beneficiary is the Contract Owner's surviving spouse, the spousal Beneficiary may elect to treat the Contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse will be deemed to have made such an election if the surviving spouse makes a rollover to or from the Contract or fails to take a distribution within the required time period.

Withholding
Any taxable distributions under the Contract are generally subject to withholding. U.S. federal income tax liability rates vary according to the type of distribution and the recipient's tax position.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated Beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated Beneficiary is a non-resident alien, then any withholding is governed by Section 1441 of the Code based on your or your designated Beneficiary's citizenship, country of domicile and treaty status, and we may require additional documentation prior to processing any requested information.

Assignment and Other Transfers

IRAs and Roth IRAs. The Code does not allow a transfer or assignment of your rights under the IRA Contracts or Roth IRA Contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the such a Contract to persons other than your spouse incident to a divorce. You should consult your tax adviser regarding the potential tax effects of such a transaction if you are contemplating such an assignment or transfer.

Possible Changes in Taxation
Although the likelihood of changes in tax legislation, regulation, rulings and other interpretations thereof is uncertain, there is always the possibility that the tax treatment of the Contract could change by such means. It is also possible that any such change could be retroactive (i.e., effective before the date of the change). You should consult a tax adviser with respect to legislative and regulatory developments and their potential effects on the Contract.

Same-Sex Marriages
Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a qualified tax adviser. In certain states, to the extent that an annuity contract or certificate offers to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any Contract Owner's spouse.

Taxation of Company
We are taxed as a life insurance company under the Code. Variable Annuity Account B is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to Variable Annuity Account B to increase reserves under the Contracts. Because of this, under existing U.S. federal tax law, we believe that any such income and gains will not be taxed to the

54

extent that such income and gains are applied to increase reserves under the Contracts. In addition, any foreign tax credits attributable to Variable Annuity Account B will be first used to reduce any income taxes imposed on such separate account before being used by the Company.

In summary, we do not expect that we will incur any U.S. federal income tax liability attributable to Variable Annuity Account B and we do not intend to make any provision for such taxes. However, changes in U.S. federal tax laws and/or the interpretation thereof may result in our being taxed on income or gains attributable to Variable Annuity Account B. In this case, we may impose a charge against Variable Annuity Account B (with respect to some or all of the Contracts) to set aside provisions to pay any such taxes. We may deduct this amount from Variable Annuity Account B, including from your Accumulation Value invested in the variable sub-accounts.

Statement of Additional Information

Table of Contents

Please tear off, complete and return the form below to request, free of charge, a Statement of Additional Information for the Contract offered under this prospectus. Send the completed form to our Customer Service Center at the address specified on page 1.

_ _

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR VARIABLE ANNUITY ACCOUNT B.

Please Print or Type:

_____
Name

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Social Security Number

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Street Address

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PART B

VARIABLE ANNUITY ACCOUNT B

OF

ING LIFE INSURANCE AND ANNUITY COMPANY

ING SELECT OPPORTUNITIES

Statement of Additional Information

Dated

April 30, 2010

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account B (the "Separate Account") dated April 30, 2010.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING
P.O. Box 10450
Des Moines, IA 50306-040
(888) 854-5950

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company," we, us, our) is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

The Company is an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management and is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and administrative expense charge, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees and Expenses" in the prospectus).

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT B

Variable Annuity Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contracts. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

A complete description of each fund, including its investment objective, policies, risks and fees and expenses, is contained in the fund's prospectus and statement of additional information.

OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, Directed Services, LLC serves as the principal underwriter for contracts. Directed Services, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Directed Services, LLC is also a member of the Financial Industry Regulatory Authority, Inc., or FINRA . Directed Services, LLC's principal office is located at 1475 Dunwoody Drive, West Chester, PA, 19380-1478. Directed Services, LLC offers the securities under the Contracts on a continuous basis. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "The Annuity Contract" and "Contract Purchase Requirements."

Compensation paid to the principal underwriter, Directed Services, LLC, reflects compensation paid to Directed Services, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account B of ING Life Insurance and Annuity Company.

ACCUMULATION UNIT VALUE

The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus for the Contracts under Condensed Financial Information. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below do not reflect the mortality and expense risk charge for this product and are for illustration purposes only. For AUV's calculated for this Contract, please see the Condensed Financial Information in the prospectus.

ILLUSTRATION OF CALCULATION OF AUV

EXAMPLE 1.

1. AUV, beginning of period	$10.00
2. Value of securities, beginning of period	$10.00
3. Change in value of securities	$0.10
4. Gross investment return (3) divided by (2)	0.01
5. Less daily mortality and expense charge	0.00004280
6. Less asset based administrative charge	0.00000411
7. Net investment return (4) minus (5) minus (6)	0.009953092
8. Net investment factor (1.000000) plus (7)	1.009953092
9. AUV, end of period (1) multiplied by (8)	$10.09953092

ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)

EXAMPLE 2.

1. Initial premium payment	$1,000
2. AUV on effective date of purchase (see Example 1)	$10.00
3. Number of units purchased (1) divided by (2)	100
4. AUV for valuation date following purchase (see Example 1)	$10.09953092
5. Contract Value in account for valuation date following purchase	
(3) multiplied by (4)	$1,009.95

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account B as of December 31, 2009, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and consolidated financial statements of ING Life Insurance and Annuity Company as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

.

Financial Statements of ING Life Insurance and Annuity Company

The audited financial statements of ING Life Insurance and Annuity Company are listed below and are included in this Statement of Additional Information:

Consolidated Financial Statements of ING Life Insurance and Annuity Company:
     Report of Independent Registered Public Accounting Firm
     Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007
     Consolidated Balance Sheets as of December 31, 2009 and 2008
     Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 2009, 2008 and 2007
     Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007
     Notes to Financial Statements

Financial Statements of Variable Annuity Account B

The audited financial statements of Variable Annuity Account B are listed below and are included in this Statement of Additional Information

Financial Statements of Variable Annuity Account B
Report of Independent Registered Public Accounting Firm
     Statements of Assets and Liabilities as of December 31, 2009
     Statements of Operations for the year ended December 31, 2009
     Statements of Changes in Net Assets for the years ended December 31, 2009 and 2008
     Notes to Financial Statements

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2009 the Company changed its method of accounting for the recognition and presentation of other-than-temporary impairments.

/s/   Ernst & Young LLP

Atlanta, Georgia
March 31, 2010,
except for Note 2, as to which the date is
 April 5, 2010

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Operations
(In millions)

	Year Ended December 31,		
	2009	2008	2007
Revenue:			
Net investment income	$ 1,253.7	$ 1,083.7	$ 1,054.7
Fee income	533.8	612.9	769.9
Premiums	35.0	46.9	46.8
Broker-dealer commission revenue	275.3	622.5	568.4
Net realized capital gains (losses):			
Total other-than-temporary impairment losses	(442.0)	(1,052.5)	(76.0)
Portion of other-than-temporary impairment losses recognized in Other comprehensive income (loss)	47.5	-	-
Net other-than-temporary impairments recognized in earnings	(394.5)	(1,052.5)	(76.0)
Other net realized capital gains	162.4	399.4	48.4
Total net realized capital losses	(232.1)	(653.1)	(27.6)
Other income	16.4	21.3	20.3
Total revenue	1,882.1	1,734.2	2,432.5
Benefits and expenses:			
Interest credited and other benefits to contractowners	522.6	1,432.4	802.8
Operating expenses	597.6	687.5	652.2
Broker-dealer commission expense	275.3	622.5	568.4
Net amortization of deferred policy acquisition cost and value of business acquired	79.6	128.9	129.2
Interest expense	3.5	1.4	5.5
Total benefits and expenses	1,478.6	2,872.7	2,158.1
Income (loss) before income taxes	403.5	(1,138.5)	274.4
Income tax expense (benefit)	49.6	(108.3)	56.0
Net income (loss)	$ 353.9	$ (1,030.2)	$ 218.4

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

		As of December 31,		
		2009		**2008**
Assets				
Investments:				
Fixed maturities, available-for-sale, at fair value (amortized cost of $15,038.2 at 2009 and $14,544.3at 2008)	$	15,185.5	$	13,157.7
Equity securities, available-for-sale, at fair value (cost of $175.1 at 2009 and $247.7 at 2008)		187.9		240.3
Short-term investments		535.5		41.9
Mortgage loans on real estate		1,874.5		2,107.8
Policy loans		254.7		267.8
Loan-Dutch State obligation		674.1		-
Limited partnerships/corporations		426.2		513.9
Derivatives		129.0		235.2
Securities pledged (amortized cost of $483.7 at 2009 and $1,248.8 at 2008)		469.8		1,319.9
Total investments		19,737.2		17,884.5
Cash and cash equivalents		243.3		203.5
Short-term investments under securities loan agreement, including collateral delivered		351.0		483.9
Accrued investment income		217.2		205.8
Receivables for securities sold		3.1		5.5
Reinsurance recoverable		2,426.3		2,505.6
Deferred policy acquisition costs		901.8		865.5
Value of business acquired		991.5		1,832.5
Notes receivable from affiliate		175.0		175.0
Short-term loan to affiliate		287.2		-
Due from affiliates		49.1		13.8
Current income tax recoverable		23.9		38.6
Property and equipment		90.8		114.7
Other assets		100.8		233.3
Assets held in separate accounts		41,369.8		35,927.7
Total assets	$	66,968.0	$	60,489.9

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets

(In millions, except share data)

	As of December 31,	
	2009	**2008**
Liabilities and Shareholder's Equity		
Future policy benefits and claims reserves	$ 21,115.0	$ 20,782.1
Payables for securities purchased	18.4	1.6
Payables under securities loan agreement, including collateral held	351.0	488.3
Notes payable	4.9	17.9
Borrowed money	0.1	615.3
Due to affiliates	159.9	116.7
Deferred income taxes	351.2	101.1
Other liabilities	693.6	874.7
Liabilities related to separate accounts	41,369.8	35,927.7
Total liabilities	64,063.9	58,925.4
Shareholder's equity		
Common stock (100,000 shares authorized; 55,000 issued and outstanding; $50 per share value)	2.8	2.8
Additional paid-in capital	4,528.2	4,161.3
Accumulated other comprehensive loss	(15.0)	(482.1)
Retained earnings (deficit)	(1,611.9)	(2,117.5)
Total shareholder's equity	2,904.1	1,564.5
Total liabilities and shareholder's equity	$ 66,968.0	$ 60,489.9

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Changes in Shareholder's Equity

(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2007	$ 2.8	$ 4,299.5	$ (14.0)	$ (1,305.7)	$ 2,982.6
Comprehensive income:					
Net income	-	-	-	218.4	218.4
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($(27.7) pretax), including tax valuation allowance of $(6.4)	-	-	(24.4)	-	(24.4)
Pension liability ($7.1 pretax)	-	-	4.6	-	4.6
Total comprehensive income					198.6
Dividends paid	-	(145.0)	-	-	(145.0)
Employee share-based payments	-	4.8	-	-	4.8
Balance at December 31, 2007	2.8	4,159.3	(33.8)	(1,087.3)	3,041.0
Comprehensive loss:					
Net loss	-	-	-	(1,030.2)	(1,030.2)
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($(635.4) pretax), including tax valuation allowance of $6.4	-	-	(435.3)	-	(435.3)
Pension liability ($18.7 pretax)	-	-	(13.0)	-	(13.0)
Total comprehensive loss					(1,478.5)
Employee share-based payments	-	2.0	-	-	2.0
Balance at December 31, 2008	2.8	4,161.3	(482.1)	(2,117.5)	1,564.5
Cumulative effect of change in accounting principle, net of DAC and tax	-	-	(151.7)	151.7	-
Comprehensive loss:					
Net income	-	-	-	353.9	353.9
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($879.0 pretax), including change in tax valuation allowance of $(54.1)	-	-	656.2	-	656.2
Portion of other-than-temporary impairment losses recognized in other comprehensive income (loss) ($(47.5) pretax), including increase in tax valuation allowance of $16.1	-	-	(47.5)	-	(47.5)
Change in other-than-temporary impairment losses recognized in other comprehensive income (loss) ($0.8 pretax), including decrease in tax valuation allowance of $(0.3)	-	-	0.8	-	0.8
Pension liability ($14.3 pretax)	-	-	9.3	-	9.3
Total comprehensive loss					972.7
Capital contribution	-	365.0	-	-	365.0
Employee share-based payments	-	1.9	-	-	1.9
Balance at December 31, 2009	$ 2.8	$ 4,528.2	$ (15.0)	$ (1,611.9)	$ 2,904.1

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

		Year Ended December 31,	
	2009	2008	2007
Cash Flows from Operating Activities:			
Net income (loss)	$ 353.9	$ (1,030.2)	$ 218.4
Adjustments to reconcile net income (loss) to			
net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value			
of business acquired, and sales inducements	(152.8)	(205.1)	(193.4)
Net amortization of deferred policy acquisition costs,			
value of business acquired, and sales inducements	83.3	128.3	133.9
Net accretion/decretion of discount/premium	45.4	87.1	72.7
Future policy benefits, claims reserves, and			
interest credited	398.2	1,296.8	579.6
Provision for deferred income taxes	36.7	25.3	30.4
Net realized capital gains	232.1	653.1	27.6
Depreciation	10.4	56.7	18.2
Change in:			
Accrued investment income	(11.4)	(37.5)	12.1
Reinsurance recoverable	79.3	88.8	121.0
Other receivable and assets accruals	130.9	(115.3)	(37.0)
Due to/from affiliates	7.9	(17.2)	46.4
Other payables and accruals	46.0	(120.3)	17.8
Other, net	(110.6)	(44.0)	(16.4)
Net cash provided by operating activities	1,149.3	766.5	1,031.3
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, or redemption of:			
Fixed maturities, available-for-sale	5,864.2	9,039.7	10,235.6
Equity securities, available-for-sale	99.4	135.0	113.8
Mortgage loans on real estate	308.7	146.5	205.4
Limited partnerships/corporations	116.2	510.1	32.6
Derivatives	25.3	175.0	44.4
Acquisition of:			
Fixed maturities, available-for-sale	(6,215.4)	(11,593.4)	(8,425.5)
Equity securities, available-for-sale	(25.2)	(54.8)	(243.9)
Mortgage loans on real estate	(87.2)	(168.0)	(415.1)
Limited partnerships/corporations	(49.3)	(428.6)	(312.1)
Derivatives	(196.1)	(122.4)	(12.2)
Policy loans, net	13.1	5.6	(4.5)
Short-term investments, net	(492.7)	126.7	(163.3)
Loan-Dutch State obligation, net	124.8	-	-
Sales (purchases) of fixed assets, net	13.5	(24.0)	(90.5)
Collateral (delivered) held, net	(4.4)	23.2	(18.8)
Net cash (used in) provided by investing activities	(505.1)	(2,229.4)	945.9

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

	Year Ended December 31,		
	2009	2008	2007
Cash Flows from Financing Activities:			
Deposits received for investment contracts	2,069.6	3,836.4	1,600.0
Maturities and withdrawals from investment contracts	(2,123.6)	(2,312.2)	(3,451.2)
Short-term (repayments) loans to (from) affiliates	(300.2)	13.0	45.0
Short-term repayments of repurchase agreements, net	(615.2)	(123.1)	(94.8)
Notes payable	-	-	9.9
Dividends to Parent	-	-	(145.0)
Contribution of capital	365.0	-	-
Net cash (used in) provided by financing activities	(604.4)	1,414.1	(2,036.1)
Net increase (decrease) in cash and cash equivalents	39.8	(48.8)	(58.9)
Cash and cash equivalents, beginning of year	203.5	252.3	311.2
Cash and cash equivalents, end of year	$ 243.3	$ 203.5	$ 252.3
Supplemental cash flow information:			
Income taxes paid (received), net	$ 13.7	$ (44.1)	$ 45.1
Interest paid	$ 4.8	$ 23.6	$ 44.6
Non-cash transfer: Loan-Dutch State obligation	$ 798.9	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

1. **Organization and Significant Accounting Policies**

Basis of Presentation

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the state of Connecticut. ILIAC and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. ILIAC is authorized to conduct its insurance business in all states and the District of Columbia.

The consolidated financial statements include ILIAC and its wholly-owned subsidiaries, ING Financial Advisers, LLC ("IFA") and Directed Services LLC ("DSL"). ILIAC is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial services holding company based in the Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

On May 11, 2006, ILIAC organized Northfield Windsor LLC ("NWL") as a wholly-owned subsidiary for the purpose of purchasing, constructing, developing, leasing, and managing a new corporate office facility to be located at One Orange Way, Windsor, Connecticut (the "Windsor Property"). Effective October 1, 2007, the principal executive office of ILIAC was changed to One Orange Way, Windsor, Connecticut. On October 31, 2007, ILIAC's subsidiary, NWL merged with and into ILIAC. As of the merger date, NWL ceased to exist, and ILIAC became the surviving corporation. The merger did not have an impact on ILIAC's consolidated results of operations and financial position, as NWL was a wholly-owned subsidiary and already included in the consolidated financial statements for all periods presented since its formation.

As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation over the next four years by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales or a combination thereof.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Description of Business

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, and 457, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to individuals, pension plans, small businesses, and employer-sponsored groups in the health care, government, and education markets (collectively "not-for-profit" organizations) and corporate markets. The Company's products are generally distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

Products offered by the Company include deferred and immediate (payout annuities) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers pension and retirement savings plan administrative services.

The Company has one operating segment.

Recently Adopted Accounting Standards

Measuring the Fair Value of Certain Alternative Investments

In September 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2009-12, "Fair Value Measurements and Disclosures (ASC Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2009-12"), which allows the use of net asset value to estimate the fair value of certain alternative investments, such as interests in hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles, and funds of funds. In addition, ASU 2009-12 requires disclosures about the attributes of such investments.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The provisions of ASU 2009-12 were adopted by the Company on December 31, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP. The disclosure provisions required by ASU 2009-12 are presented in the Investments footnote to these consolidated financial statements.

Measuring Liabilities at Fair Value

In August 2009, the FASB issued ASU 2009-05, "Fair Value Measurements and Disclosures (ASC Topic 820): Measuring Liabilities at Fair Value" ("ASU 2009-05"), which clarifies that in circumstances where a quoted price in an active market for an identical liability is not available, one of the following techniques should be used to measure a liability's fair value:

- The quoted price of the identical liability when traded as an asset; or
- Quoted prices for similar liabilities or similar liabilities traded as assets; or
- Another valuation technique consistent with the principles of ASC Topic 820, such as the income approach or a market approach.

ASU 2009-05 also clarifies that restrictions preventing the transfer of a liability should not be considered as an adjustment in the measurement of its fair value.

The provisions of ASU 2009-05 were adopted by the Company on December 31, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP.

FASB Accounting Standards Codification

In June 2009, the FASB issued ASU 2009-01, "Topic 105 - Generally Accepted Accounting Principles: amendments based on Statement of Financial Accounting Standards No. 168, "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles ("ASU 2009-01"), which confirms that as of July 1, 2009, the "FASB Accounting Standards Codification™" ("the Codification" or "ASC") is the single official source of authoritative, nongovernmental US GAAP. All existing accounting standard documents are superseded, and all other accounting literature not included in the Codification is considered nonauthoritative.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The Company adopted the Codification as of July 1, 2009. There was no effect on the Company's financial condition, results of operations, or cash flows. The Company has revised its disclosures to incorporate references to the Codification topics.

Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Company on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements", which clarifies that an SEC filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Company determined that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company under U.S. auditing standards. The disclosure provisions included in ASC Topic 855, as amended, are presented in this Organization and Significant Accounting Policies footnote.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued new guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, included in ASC Topic 820, "Fair Value Measurements and Disclosures," which confirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. In addition, this guidance, as included in ASC Topic 820:

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

- Clarifies factors for determining whether there has been a significant decrease in market activity for an asset or liability;
- Requires an entity to determine whether a transaction is not orderly based on the weight of the evidence; and
- Requires an entity to disclose in interim and annual periods the input and valuation technique used to measure fair value and any change in valuation technique.

These provisions, as included in ASC Topic 820, were adopted by the Company on April 1, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued new guidance on recognition and presentation of other-than-temporary impairments, included in ASC Topic 320, "Investments-Debt and Equity Securities," which requires:

- Noncredit related impairments to be recognized in other comprehensive income (loss), if management asserts that it does not have the intent to sell the security and that it is more likely than not that the entity will not have to sell the security before recovery of the amortized cost basis;
- Total other-than-temporary impairments ("OTTI") to be presented in the statement of earnings with an offset recognized in other comprehensive income (loss) for the noncredit related impairments;
- A cumulative effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income (loss); and
- Additional interim disclosures for debt and equity securities regarding types of securities held, unrealized losses, and other-than-temporary impairments.

These provisions, as included in ASC Topic 320, were adopted by the Company on April 1, 2009. As a result of implementation, the Company recognized a cumulative effect of change in accounting principle of $151.7 after considering the effects of deferred policy acquisition costs ("DAC") and income taxes of $(134.0) and $46.9, respectively, as an increase to April 1, 2009 Retained earnings (deficit) with a corresponding decrease to Accumulated other comprehensive income (loss).

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

In addition, the Company recognized an increase in amortized cost for previously impaired securities due to the recognition of the cumulative effect of change in accounting principle as of April 1, 2009, as follows:

	Change in Amortized Cost
Fixed maturities:	
U.S. corporate, state and municipalities	$ 47.0
Foreign	45.0
Residential mortgage-backed	14.3
Commercial mortgage-backed	88.5
Other asset-backed	44.0
Total investments, available-for-sale	$ 238.8

The disclosure provisions, as included in ASC Topic 320, are presented in the Investments footnote to these consolidated financial statements.

Interim Disclosures about Fair Value of Financial Instruments

In April 2009, the FASB issued new guidance on interim disclosures about fair value of financial instruments, included in ASC Topic 825, "Financial Instruments," which requires that the fair value of financial instruments be disclosed in an entity's interim financial statements, as well as in annual financial statements. The provisions included in ASC Topic 825 also require that fair value information be presented with the related carrying value and that the method and significant assumptions used to estimate fair value, as well as changes in method and significant assumptions, be disclosed.

These provisions, as included in ASC Topic 825, were adopted by the Company on April 1, 2009 and are presented in the Financial Instruments footnote to these consolidated financial statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued new guidance on disclosures about derivative instruments and hedging activities, included in ASC Topic 815, "Derivatives and Hedging," which requires enhanced disclosures about objectives and strategies for using derivatives, fair value amounts of and gains and losses on derivative instruments, and credit-risk-related contingent features in derivative agreements, including:

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

- How and why derivative instruments are used;
- How derivative instruments and related hedged items are accounted for under US GAAP for derivative and hedging activities; and
- How derivative instruments and related hedged items affect an entity's financial statements.

These provisions, as included in ASC Topic 815, were adopted by the Company on January 1, 2009 and are included in the Financial Instruments footnote to these consolidated financial statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows. In addition, the Company's derivatives are generally not accounted for using hedge accounting treatment under ASC Topic 815, as the Company has not historically sought hedge accounting treatment.

Business Combinations

In December 2007, the FASB issued new guidance on business combinations, included in ASC Topic 805, "Business Combinations." ASC Topic 805 requires most identifiable assets, liabilities, noncontrolling interest, and goodwill, acquired in a business combination to be recorded at full fair value as of the acquisition date, even for acquisitions achieved in stages. In addition, the guidance requires:

- Acquisition-related costs to be recognized separately and generally expensed;
- Non-obligatory restructuring costs to be recognized separately when the liability is incurred;
- Contractual contingencies acquired to be recorded at acquisition-date fair values;
- A bargain purchase, which occurs when the fair value of net assets acquired exceeds the consideration transferred plus any non-controlling interest in the acquiree, to be recognized as a gain; and
- The nature and financial effects of the business combination to be disclosed.

These provisions, as included in ASC Topic 805, also amend or eliminate various other authoritative literature.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

In addition, in April 2009, the FASB issued new guidance on accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies, which rescinds requirements to recognize contingent assets and liabilities acquired in a business combination at fair value on the acquisition date, and reinstates certain previous guidance to value many of those contingencies under ASC Topic 450, "Contingencies."

These provisions, as included in ASC Topic 805, were adopted by the Company on January 1, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows as of December 31, 2009, as there have been no acquisitions for the year ended December 31, 2009.

Equity Method Investment Accounting

In November 2008, a consensus was reached on new guidance on equity method investment accounting considerations, included in ASC Topic 323, "Investments-Equity Method and Joint Ventures," which requires, among other provisions, that:

- Equity method investments be initially measured at cost;
- Contingent consideration only be included in the initial measurement;
- An investor recognize its share of any impairment charge recorded by the equity investee; and
- An investor account for a share issuance by an equity investee as if the investor had sold a proportionate share of its investment.

These provisions, as included in ASC Topic 323, were adopted by the Company on January 1, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows as of December 31, 2009, as there have been no acquisitions or changes in ownership for the year ended December 31, 2009.

New Accounting Pronouncements

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2010-06.

Accounting and Reporting Decreases in Ownership of a Subsidiary

In January 2010, the FASB issued ASU 2010-02 "Consolidations (ASC Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification," ("ASU 2010-02"), which clarifies that the scope of the decrease in ownership provisions applies to the following:

- A subsidiary or group of assets that is a business or nonprofit activity;
- A subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture; and
- An exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity (including an equity method investee or joint venture).

ASU 2010-02 also notes that the decrease in ownership guidance does not apply to sales of in substance real estate and expands disclosure requirements.

The provisions of ASU 2010-02 are effective as of the beginning of the first interim or annual reporting period after December 15, 2009, and are required to be applied retrospectively to January 1, 2009. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2010-02.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities

In December 2009, the FASB issued ASU 2009-17, "Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities," ("ASU 2009-17"), which eliminates the exemption for qualifying special-purpose entities ("QSPEs"), as well as amends the consolidation guidance for variable interest entities ("VIEs"), as follows:

- Removes the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the VIE's activities, and whether the entity has the obligation to absorb losses or the right to reserve benefits that could be significant to the VIE; and
- Requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE.

In addition, in February 2010, the FASB issued ASU 2010-10, "Consolidation (ASC Topic 810): Amendments for Certain Investment Funds" (ASU 2010-10), which primarily defers ASU 2009-17 for an investment in an entity that is accounted for as an investment company.

The provisions of ASU 2009-17 and ASU 2010-10 are effective as of the beginning of the first fiscal year that begins after November 15, 2009, and for subsequent interim and annual reporting periods. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2009-17 and ASU 2010-10.

Accounting for Transfers of Financial Assets

In December 2009, the FASB issued ASU 2009-16 "Transfers & Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets" ("ASU 2009-16"), which eliminates the QSPE concept and requires a transferor of financial assets to:

- Consider the transferor's continuing involvement in assets, limiting the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire asset to an entity that is not consolidated;
- Account for the transfer as a sale only if an entity transfers an entire financial asset and surrenders controls, unless the transfer meets the conditions for a participating interest; and

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

- Recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of financial assets accounted for as a sale.

The provisions of ASU 2009-16 are effective as of the beginning of the first fiscal year that begins after November 15, 2009, and for subsequent interim and annual reporting periods. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2009-16.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, certain money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the consolidated financial statements, as of December 31, 2009 and for the three years ended December 31, 2009, 2008, and 2007, were issued.

Investments

All of the Company's fixed maturities and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Shareholder's equity, after adjustment, if any, for related changes in experience-rated contract allocations, DAC, value of business acquired ("VOBA"), and deferred income taxes.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Other-Than-Temporary Impairments

The Company analyzes its general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow needs.

When the Company has determined it has the intent to sell or if it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment") the individual security is written down from amortized cost to fair value and a corresponding charge is recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security nor is it more likely than not it will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Consolidated Balance Sheets in accordance with the requirements of ASC Topic 320.

In order to determine the amount of the OTTI that is considered a credit impairment, the Company estimates the recovery value by performing a discounted cash flow analysis based upon the best estimate of expected future cash flows, discounted at the effective interest rate implicit in the underlying debt security. The effective interest rate is the original yield for a fixed rate security or current coupon yield for a floating rate security.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Experience-Rated Products

Included in available-for-sale securities are investments that support experience-rated products. Experience-rated products are products where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum principal and interest guarantees. Unamortized realized capital gains (losses) on the sale of and unrealized capital gains (losses) on investments supporting these products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets. Net realized capital gains (losses) on all other investments are reflected in the Consolidated Statements of Operations. Unrealized capital gains (losses) on all other investments are reflected in Accumulated other comprehensive income (loss) in Shareholder's equity, net of DAC and VOBA adjustments, and related income taxes. During 2008 and 2009, due to the economic environment, which resulted in significant realized and unrealized losses associated with assets supporting experience-rated contracts, the Company accelerated the amortization of realized losses and recorded such amounts in Interest credited and other benefits to contractowners in the Consolidated Statements of Operations and recorded unrealized losses in Accumulated other comprehensive income (loss) in Shareholder's equity rather than Future policy benefits and claims reserves.

Purchases and Sales

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

Valuation of Investments and Derivatives

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third-party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2009.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following valuation methods and assumptions were used by the Company in estimating reported values for the investments and derivatives described below:

Fixed maturities, available-for-sale: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. The fair values for marketable bonds without an active market, excluding subprime residential mortgage-backed securities, are obtained through several commercial pricing services, which provide the estimated fair values and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. Approximately three broker quotes are currently being provided for these securities. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the assets. CMO-Bs are classified as Level 3 assets due to the lack of corroborating evidence to support a higher level and the inactivity of the market for these bonds.

Trading activity for the Company's Residential Mortgage-backed Securities ("RMBS"), particularly subprime and Alt-A RMBS, declined during 2008 as a result of the dislocation of the credit markets. During 2008 and 2009, the Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A RMBS did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A RMBS was inactive and classified these securities as Level 3 assets. The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

determining that the market was inactive. While the market for subprime and Alt-A RMBS remained largely inactive in the first half of 2009 compared to prior years, the Company noted an increase in trade activity of Alt-A RMBS during the second half of 2009. Therefore, the Company determined that the Alt-A RMBS should be transferred to Level 2 of the valuation hierarchy as its overall assessment of the market is that it is now active. The market for subprime RMBS remains largely inactive, and as such these securities will remain in Level 3 of the valuation hierarchy. The Company will continue to monitor market activity for RMBS to determine proper classification in the valuation hierarchy.

Broker quotes and prices obtained from pricing services are reviewed and validated monthly through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. At December 31, 2009, $93.4 and $11.2 billion of a total of $15.7 billion in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model and CMO-Bs valued using average broker quotes.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, broker quotes are solicited. All prices and broker quotes obtained, with the exception of CMO-B securities, go through the review process described above, including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

Short-term investments: The fair values for certain short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Derivatives: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Consolidated Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates ("LIBOR"), or through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. Valuations for the Company's futures contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

Product guarantees: The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates in accordance with ASC 815, "Derivatives and Hedging". The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach as described in ASC 820. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. These derivatives are classified as Level 3 assets. Explicit risk margins in the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks as required by US GAAP. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees. As of December 31, 2009, the credit spread of ING and the Company changed in relation to prior periods, which resulted in an increase in the value of the derivatives for product guarantees.

The following investments are reported at values other than fair value on the Consolidated Balance Sheets, and are therefore not categorized in the fair value hierarchy:

Mortgage loans on real estate: Mortgage loans on real estate are reported at amortized cost, less impairment write-downs and allowance for losses. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Net realized capital gains (losses).

Policy loans: The reported value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Loan - Dutch State obligation: The reported value of the State of the Netherlands (the "Dutch State") loan obligation is based on the outstanding loan balance plus any unamortized premium.

Limited partnerships/corporations: The carrying value for these investments, primarily private equities and hedge funds, is determined based on the Company's degree of influence over the investee's operating and financial policies along with the percent of the investee that the Company owns. Those investments where the Company has determined it has significant influence are accounted for under the equity method, with the remainder accounted for under the cost method.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments.

Repurchase Agreements

The Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements typically meet the requirements to be accounted for as financing arrangements. The Company enters into dollar roll transactions by selling existing mortgage-backed securities and concurrently entering into an agreement to repurchase similar securities within a short time frame in the future at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company and the Company, in turn, repays the loan amount along with the additional agreed upon interest. Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets (the "Required Collateral Value Amount"). Cash collateral received is invested in short term investments, with the offsetting collateral liability included in Borrowed money on the Consolidated Balance Sheets. As of December 31, 2009, there are no securities pledged in dollar rolls and repurchase agreement transactions. At December 31, 2008, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $657.2 and is included in Securities pledged on the Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements, including accrued interest, totaled $0.1 and $615.3, respectively at December 31, 2009 and 2008, and is included in Borrowed money on the Consolidated Balance Sheets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policy requires that, at all times during the term of the reverse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. At December 31, 2009 and 2008, the Company did not have any securities pledged under reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2009. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal, based on counterparty ongoing monitoring processes.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. At December 31, 2009 and 2008, the fair value of loaned securities was $339.5 and $474.8, respectively, and is included in Securities pledged on the Consolidated Balance Sheets.

Derivatives

The Company's use of derivatives is limited mainly to hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. Generally, derivatives are not accounted for using hedge accounting treatment under US GAAP, as the Company has not historically sought hedge accounting treatment.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Other investments or Other liabilities, as appropriate, on the Consolidated Balance Sheets. Changes in the fair value of such derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity. For the majority of the Company's counterparties, there is a termination event should the Company's long term debt ratings drop below BBB+/Baa1.

The Company also has investments in certain fixed maturity instruments, and has issued certain products with guarantees, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

Embedded derivatives within fixed maturity instruments are included in Fixed maturities, available-for-sale, on the Consolidated Balance Sheets, and changes in fair value are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets, and changes in the fair value are recorded in Interest credited and benefits to contractowners in the Consolidated Statements of Operations.

Deferred Policy Acquisition Costs and Value of Business Acquired

General

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

VOBA represents the outstanding value of in force business capitalized in purchase accounting when the Company was acquired and is subject to amortization. The value is based on the present value of estimated profits embedded in the Company's contracts.

Current US GAAP guidance for universal life and investment-type products, such as fixed and variable deferred annuities, indicates DAC and VOBA are amortized, with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges.

Internal Replacements

Contractowners may periodically exchange one contract for another, or make modifications to an existing contract. Beginning January 1, 2007, these transactions are identified as internal replacements and are accounted for in accordance with current US GAAP guidance for DAC related to modification or exchange of insurance contracts.

Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts, as follows:

- For deferred annuities, the estimated future gross profits of the new contracts are treated as revisions to the estimated future gross profits of the replaced contracts in the determination of amortization.
- As of January 1, 2007, internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unlocking

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA. The DAC and VOBA balances are evaluated for recoverability.

At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated future gross profits requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization. In general, sustained increases in investment, mortality, and expense margins, and thus estimated future gross profits, lower the rate of amortization. Sustained decreases in investment, mortality, and expense margins, and thus estimated future gross profits, however, increase the rate of amortization.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

At December 31, 2009 and 2008, total accumulated depreciation and amortization was $92.0 and $103.0, respectively. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated or amortized. The Company's property and equipment are depreciated using the following estimated useful lives.

	Estimated Useful Lives
Buildings	40 years
Furniture and fixtures	5 years
Leasehold improvements	10 years, or the life of the lease, whichever is shorter
Equipment	3 years
Software	3 years

Reserves

The Company records as liabilities reserves to meet the Company's future obligations under its variable annuity and fixed annuity products.

Future policy benefits and claims reserves include reserves for deferred annuities and immediate annuities with and without life contingent payouts.

Reserves for individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon, net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. Credited interest rates vary by product and range from 0.0% to 7.8% for the years 2009, 2008, and 2007. Certain reserves also may include net unrealized gains and losses related to investments and unamortized net realized gains and losses on investments for experience-rated contracts. Reserves on experience-rated contracts reflect the rights of contractowners, plan participants, and the Company. During 2009 and 2008, given the economic environment, which resulted in significant net realized and unrealized losses, the Company did not include the net unrealized and unamortized realized losses associated with experienced-rated contracts in Future policy benefits and claims reserves. The net unrealized losses on investments supporting experience-rated contracts are reflected in Accumulated other comprehensive (loss) income, and the amortization of realized losses has been recorded in Interest credited and other benefits to contractowners. Reserves for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Reserves for individual immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by annuity type plan, year of issue, and policy duration. For the years 2009, 2008, and 2007, reserve interest rates ranged from 5.3% to 6.0%.

The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is reported at fair value in accordance with the requirements of US GAAP guidance for insurance companies, derivatives, and fair value measurements. The fair value of the obligation is calculated based on the income approach. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks beginning January 1, 2008 with the adoption of new US GAAP guidance on fair value measurements. Nonperformance risk for product guarantees contain adjustment to the fair value of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair value of these product guarantees.

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

Certain variable annuities offer guaranteed minimum death benefits ("GMDB"). The GMDB is accrued in the event the contractowner account value at death is below the guaranteed value and is included in reserves.

The Company's domestic individual life insurance business was disposed of on October 1, 1998 via an indemnity reinsurance agreement. The Company includes an amount in Reinsurance recoverable on the Consolidated Balance Sheets, which equals the Company's total individual life reserves. Individual life reserves are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Revenue Recognition

For most annuity contracts, charges assessed against contractowner funds for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected in both Premiums and Interest credited and other benefits to contractowners in the Consolidated Statements of Operations.

Premiums on the Consolidated Statements of Operations primarily represent amounts received for immediate annuities with life contingent payouts.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contractowner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- such separate accounts are legally recognized;
- assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- investments are directed by the contractholder;
- and, all investment performance, net of contract fees and assessments, is passed through to the contractholder.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The Company reports separate account assets and liabilities that meet the above criteria at fair value based on the fair value of the underlying investments. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations. The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Assets and liabilities of separate account arrangements that do not meet the above criteria for separate presentation in the Consolidated Balance Sheets (primarily the guaranteed interest option), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2009 and 2008, unrealized capital losses of $8.8 and $53.2, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in Shareholder's equity.

Reinsurance

The Company utilizes indemnity reinsurance agreements to reduce its exposure to losses from GMDBs in its annuity insurance business. Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the Company's primary liability as the direct insurer of the risks. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial strength and credit ratings of its reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets.

The Company has a significant concentration of reinsurance arising from the disposition of its individual life insurance business. In 1998, the Company entered into an indemnity reinsurance agreement with a subsidiary of Lincoln National Corporation ("Lincoln"). The Lincoln subsidiary established a trust to secure it obligations to the Company under the reinsurance transaction. Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.4 billion and $2.5 billion at December 31, 2009 and 2008, respectively, is related to the reinsurance recoverable from a subsidiary of Lincoln under this reinsurance agreement.

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

2.   Investments

Fixed Maturities and Equity Securities

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2009.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	OTTI[2]	Fair Value
Fixed maturities:					
U.S. Treasuries	$ 1,897.2	$ 3.0	$ 38.3	$ -	$ 1,861.9
U.S. government agencies and authorities	632.5	41.1	-	-	673.6
State, municipalities, and political subdivisions	112.5	2.5	7.8	-	107.2
U.S. corporate securities:					
Public utilities	1,138.7	40.8	14.3	-	1,165.2
Other corporate securities	4,366.5	267.4	63.2	0.6	4,570.1
Total U.S. corporate securities	5,505.2	308.2	77.5	0.6	5,735.3
Foreign securities[1]:					
Government	343.0	29.2	8.7	-	363.5
Other	2,922.5	129.0	56.6	0.1	2,994.8
Total foreign securities	3,265.5	158.2	65.3	0.1	3,358.3
Residential mortgage-backed securities	1,916.6	268.3	111.9	16.8	2,056.2
Commercial mortgage-backed securities	1,535.0	10.4	214.3	-	1,331.1
Other asset-backed securities	657.4	9.8	106.3	29.2	531.7
Total fixed maturities, including securities pledged	15,521.9	801.5	621.4	46.7	15,655.3
Less: securities pledged	483.7	4.3	18.2	-	469.8
Total fixed maturities	15,038.2	797.2	603.2	46.7	15,185.5
Equity securities	175.1	13.4	0.6	-	187.9
Total investments, available-for-sale	$ 15,213.3	$ 810.6	$ 603.8	$ 46.7	$ 15,373.4

[1] Primarily U.S. dollar denominated.

[2] Represents other-than-temporary impairments reported as a component of Other comprehensive income ("noncredit impairments").

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2008.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
Fixed maturities:				
U.S. Treasuries	$ 1,391.4	$ 84.5	$ 0.9	$ 1,475.0
U.S. government agencies and authorities	783.2	77.2	-	860.4
State, municipalities, and political subdivisions	72.9	0.3	17.7	55.5
U.S. corporate securities:				
Public utilities	926.8	4.3	101.2	829.9
Other corporate securities	3,925.4	85.7	408.8	3,602.3
Total U.S. corporate securities	4,852.2	90.0	510.0	4,432.2
Foreign securities[1]:				
Government	409.8	4.3	63.3	350.8
Other	2,455.4	35.0	317.8	2,172.6
Total foreign securities	2,865.2	39.3	381.1	2,523.4
Residential mortgage-backed securities	3,412.6	153.6	266.7	3,299.5
Commercial mortgage-backed securities	1,601.0	0.1	370.2	1,230.9
Other asset-backed securities	814.6	1.0	214.9	600.7
Total fixed maturities, including				
fixed maturities pledged	15,793.1	446.0	1,761.5	14,477.6
Less: fixed maturities pledged	1,248.8	78.9	7.8	1,319.9
Total fixed maturities	14,544.3	367.1	1,753.7	13,157.7
Equity securities	247.7	1.0	8.4	240.3
Total investments available-for-sale	$ 14,792.0	$ 368.1	$ 1,762.1	$ 13,398.0

[1] Primarily U.S. dollar denominated.

At December 31, 2009, net unrealized gains were $146.2 and at December 31, 2008, net unrealized losses were $1,322.9 on total fixed maturities, including securities pledged to creditors, and equity securities. During 2009 and 2008, as a result of the economic environment, which resulted in significant losses on investments supporting experience-rated contracts, the Company reflected all unrealized losses in Shareholder's equity rather than Future policy benefits and claims reserves and no net unrealized losses were allocated to experience-rated contracts.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The amortized cost and fair value of total fixed maturities, excluding securities pledged, as of December 31, 2009, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 250.5	$ 253.1
After one year through five years	3,942.6	4,134.7
After five years through ten years	4,025.5	4,173.0
After ten years	3,194.3	3,175.5
Mortgage-backed securities	3,451.6	3,387.3
Other asset-backed securities	657.4	531.7
Less: securities pledged	483.7	469.8
Fixed maturities, excluding securities pledged	$ 15,038.2	$ 15,185.5

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the Dutch State loan obligation, with a carrying value in excess of 10.0% of the Company's Shareholder's equity at December 31, 2009 or 2008.

At December 31, 2009 and 2008, fixed maturities with fair values of $12.9 and $14.2, respectively, were on deposit as required by regulatory authorities.

The Company invests in various categories of collateralized mortgage obligations ("CMOs"), including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At December 31, 2009 and 2008, approximately 29.4% and 15.7%, respectively, of the Company's CMO holdings were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Certain CMOs, primarily interest-only and principal-only strips are accounted for as hybrid instruments and valued at fair value as allowed under a provision of current US GAAP. The fair value of these instruments at December 31, 2009 and 2008 was $233.5 and $134.0, respectively, and is included in Fixed maturities, available for sale, on the Consolidated Balance Sheets. The impact to Other net realized capital gains (losses) on the Consolidated Statements of Operations related to these hybrid instruments was $57.0 and $6.0 for the years ended December 31, 2009 and 2008, respectively.

Transfer of Alt-A RMBS Participation Interest

On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-Up Facility (the "Back-Up Facility") covering 80% of ING's Alt-A RMBS. Under the terms of the Back-Up Facility, a full credit risk transfer to the Dutch State was realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING Insurance Americas with a book value of $36.0 billion, including book value of $802.5 of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction"). As a result of the risk transfer, the Dutch State will participate in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State took place at a discount of approximately 10% of par value. In addition, under the Back-Up Facility, other fees were paid both by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company remains the legal owner of 100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on the portfolio. The ING-Dutch State Transaction closed March 31, 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph taking effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company entered into a participation agreement with its affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company conveyed to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and will pay a periodic transaction fee, and received, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State is obligated to pay certain periodic fees and make certain periodic payments with respect to the Company's

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Designated Securities Portfolio, and ING Support Holding is obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions made with respect to the 80% participation interest in the Company's Designated Securities Portfolio. The Dutch State payment obligation to the Company under the Company Back-Up Facility is accounted for as a loan receivable for US GAAP and is reported in Loan - Dutch State obligation on the Consolidated Balance Sheets.

Upon the closing of the transaction on March 31, 2009, the Company recognized a gain of $206.2, which was reported in Net realized capital gains (losses) on the Consolidated Statements of Operations.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company's Alt-A RMBS which had a book value of $4.2 was sold for cash to an affiliate, Lion II Custom Investments LLC ("Lion II"). Immediately thereafter, Lion II sold to ING Direct Bancorp the purchased securities (the "Step 2 Cash Transfer"). Contemporaneous with the Step 2 Cash Transfer, ING Direct Bancorp included such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. The Step 1 Cash Transfer closed on March 31, 2009, and the Company recognized a gain of $0.3 contemporaneous with the closing of the ING-Dutch State Transaction, which was reported in Net realized capital gains (losses) on the Consolidated Statements of Operations.

As part of the final restructuring plan submitted to the European Commission ("EC") in connection with its review of the Dutch state aid to ING (the "Restructuring Plan"), ING has agreed to make additional payments to the Dutch State corresponding to an adjustment of fees for the Back-Up Facility. Under this new agreement, the terms of the ING-Dutch State Transaction which closed on March 31, 2009, including the transfer price of the Alt-A RMBS securities, will remain unaltered and the additional payments will not be borne by the Company or any other ING U.S. subsidiaries.

Equity Securities

Equity securities, available-for-sale, included investments with fair values of $119.0 and $141.0 in ING proprietary funds as of December 31, 2009 and 2008, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Repurchase Agreements

The Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements typically meet the requirements to be accounted for as financing arrangements. The Company enters into dollar roll transactions by selling existing mortgage-backed securities and concurrently entering into an agreement to repurchase similar securities within a short time frame in the future at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company and the Company, in turn, repays the loan amount along with the additional agreed upon interest. Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets (the "Required Collateral Value Amount"). Cash collateral received is invested in short term investments, with the offsetting collateral liability included in Borrowed money on the Consolidated Balance Sheets. As of December 31, 2009, there are no securities pledged in dollar rolls and repurchase agreement transactions. At December 31, 2008, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $657.2 and is included in Securities pledged on the Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements, including accrued interest, totaled $0.1 and $615.3, respectively at December 31, 2009 and 2008, and is included in Borrowed money on the Consolidated Balance Sheets.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policy requires that, at all times during the term of the reverse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. At December 31, 2009 and 2008, the Company did not have any securities pledged under reverse repurchase agreements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2009. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal, based on counterparty ongoing monitoring processes.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. At December 31, 2009 and 2008, the fair value of loaned securities was $339.5 and $474.8, respectively, and is included in Securities pledged on the Consolidated Balance Sheets.

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings under current guidance and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary for any of the investments in VIEs. Rather, the VIEs are accounted for using the cost or equity method of accounting. In addition, the Company may be exposed to the loss of asset management fees it receives for some of these structures. The carrying value of investments in VIEs of $0.1 at December 31, 2009 are included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, for Investment Grade ("IG") and Below Investment Grade ("BIG") securities by duration were as follows as of December 31, 2009 and 2008.

	2009				2008			
	IG	% of IG and BIG	BIG	% of IG and BIG	IG	% of IG and BIG	BIG	% of IG and BIG
Six months or less below amortized cost	$ 105.5	15.7%	$ 18.5	2.8%	$ 169.3	9.6%	$ 40.2	2.3%
More than six months and twelve months or less below amortized cost	44.0	6.6%	37.9	5.7%	511.9	29.1%	58.3	3.3%
More than twelve months below amortized cost	300.8	45.0%	161.4	24.2%	921.5	52.3%	60.3	3.4%
Total unrealized capital loss	$ 450.3	67.3%	$ 217.8	32.7%	$ 1,602.7	91.0%	$ 158.8	9.0%

The following table summarizes the unrealized capital losses (including non-credit impairments) by duration and reason, along with the fair value of fixed maturities, including securities pledged to creditors, in unrealized capital loss positions at December 31, 2009 and 2008.

2009	Six Months or Less Below Amortized Cost	More than Six Months and Twelve Months or Less Below Amortized Cost	More than Twelve Months Below Cost	Total Unrealized Capital Losses
Interest rate or spread widening	$ 75.9	$ 35.2	$ 78.5	$ 189.6
Mortgage and other asset-backed securities	48.1	46.7	383.7	478.5
Total unrealized capital losses	$ 124.0	$ 81.9	$ 462.2	$ 668.1
Fair value	$ 2,901.8	$ 212.6	$ 2,127.2	$ 5,241.6
2008				
Interest rate or spread widening	$ 144.2	$ 381.7	$ 383.5	$ 909.4
Mortgage and other asset-backed securities	65.3	188.5	598.3	852.1
Total unrealized capital losses	$ 209.5	$ 570.2	$ 981.8	$ 1,761.5
Fair value	$ 2,999.6	$ 3,446.7	$ 2,964.2	$ 9,410.5

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments), along with the fair value of fixed maturities, including securities pledged to creditors, by market sector and duration were as follows as of December 31, 2009 and 2008.

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss
2009								
U.S. Treasuries	$ 1,002.1	$ 38.3	$ -	$ -	$ -	$ -	$ 1,002.1	$ 38.3
U.S. corporate, state, and municipalities	1,097.0	22.7	86.1	14.9	381.2	48.3	1,564.3	85.9
Foreign	528.6	14.8	40.0	20.4	301.8	30.2	870.4	65.4
Residential mortgage-backed	141.1	45.4	47.7	4.2	425.3	79.1	614.1	128.7
Commercial mortgage-backed	105.8	1.2	27.2	35.7	757.1	177.4	890.1	214.3
Other asset-backed	27.2	1.6	11.6	6.7	261.8	127.2	300.6	135.5
Total	$ 2,901.8	$ 124.0	$ 212.6	$ 81.9	$ 2,127.2	$ 462.2	$ 5,241.6	$ 668.1
2008								
U.S. Treasuries	$ 482.8	$ 0.9	$ -	$ -	$ -	$ -	$ 482.8	$ 0.9
U.S. corporate, state, and municipalities	1,104.3	89.0	1,487.4	235.9	613.4	202.8	3,205.1	527.7
Foreign	576.0	54.6	906.2	145.8	563.3	180.7	2,045.5	381.1
Residential mortgage-backed	621.9	48.6	610.9	94.0	646.6	124.1	1,879.4	266.7
Commercial mortgage-backed	84.3	2.6	285.4	69.5	821.5	298.1	1,191.2	370.2
Other asset-backed	88.1	13.7	156.8	25.1	319.4	176.1	564.3	214.9
Total	$ 2,957.4	$ 209.4	$ 3,446.7	$ 570.3	$ 2,964.2	$ 981.8	$ 9,368.3	$ 1,761.5

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 82.2% of the average book value as of December 31, 2009. In addition, this category includes 427 securities, which have an average quality rating of A+.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2009 and 2008.

	Amortized Cost		Unrealized Capital Loss		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2009						
Six months or less						
below amortized cost	$ 3,652.0	$ 185.0	$ 168.0	$ 60.7	377	98
More than six months and twelve months or less						
below amortized cost	734.6	247.0	40.2	124.3	120	48
More than twelve months						
below amortized cost	431.1	660.1	28.2	246.7	90	129
Total	$ 4,817.7	$ 1,092.1	$ 236.4	$ 431.7	587	275
2008						
Six months or less						
below amortized cost	$ 5,085.8	$ 2,956.4	$ 408.8	$ 992.5	778	555
More than six months and twelve months or less						
below amortized cost	1,858.2	276.7	132.2	128.5	328	69
More than twelve months						
below amortized cost	921.6	31.3	81.6	17.9	183	15
Total	$ 7,865.6	$ 3,264.4	$ 622.6	$ 1,138.9	1,289	639

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2009 and 2008.

	Amortized Cost		Unrealized Capital Loss		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2009						
U.S. Treasuries	$ 1,040.5	$ -	$ 38.3	$ -	9	-
U.S. corporate, state and						
municipalities	1,532.2	118.0	53.5	32.4	256	23
Foreign	830.0	105.8	31.7	33.7	111	22
Residential mortgage-backed	522.0	220.8	55.1	73.6	115	109
Commercial mortgage-backed	732.4	372.0	49.3	165.0	59	39
Other asset-backed	160.5	275.5	8.5	127.0	37	82
Total	$ 4,817.6	$ 1,092.1	$ 236.4	$ 431.7	587	275
2008						
U.S. Treasuries	$ 483.7	$ -	$ 0.9	$ -	4	-
U.S. corporate, state and						
municipalities	2,744.0	988.8	211.7	316.1	579	232
Foreign	1,728.2	698.3	144.1	237.0	285	154
Residential mortgage-backed	1,733.1	413.4	131.1	135.6	252	77
Commercial mortgage-backed	812.8	748.5	102.6	267.6	93	72
Other asset-backed	363.8	415.3	32.2	182.6	76	104
Total	$ 7,865.6	$ 3,264.3	$ 622.6	$ 1,138.9	1,289	639

During the year ended December 31, 2009, unrealized capital losses on fixed maturities decreased by $1.1 billion primarily due to the transfer of 80% interest in the Alt-A RMBS securities owned by the Company as a result of the Alt-A transaction with the Dutch State during the first quarter of 2009. In addition, improved economic conditions and tightening of credit spreads in 2009 served to increase the value of fixed maturities. These improvements were partially offset by the impact of the implementation of new US GAAP guidance on impairments in the second quarter of 2009, when certain noncredit impairments were reclassified into Other comprehensive income (loss), which previously were reported in Net realized capital gains (losses).

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

At both December 31, 2009 and 2008, the Company held 8 fixed maturities with unrealized capital losses in excess of $10.0. The unrealized capital losses on these fixed maturities equaled $118.2, or 17.7% and $206.3 or 11.7% of the total unrealized capital losses, as of December 31, 2009 and 2008, respectively.

The fair value of the Company's fixed maturities, including securities pledged, increased $1.2 billion before tax and DAC, from December 31, 2008 through December 31, 2009 primarily due to improved economic conditions and tightening of credit spreads in 2009.

All securities with fair values less than amortized cost are included in the Company's other-than-temporary impairment analysis, and impairments were recognized as disclosed in "Other-Than-Temporary Impairments," which follows this section. Management determined that no additional recognition of the unrealized loss as an other-than-temporary impairment was necessary.

Other-Than-Temporary Impairments

The Company analyzes its general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow needs.

When the Company has determined it has the intent to sell or if it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment") the individual security is written down from amortized cost to fair value and a corresponding charge is recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security nor is it more likely than not it will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Consolidated Balance Sheets in accordance with the requirements of ASC Topic 320.

In order to determine the amount of the OTTI that is considered a credit impairment, the Company estimates the recovery value by performing a discounted cash flow analysis based upon the best estimate of expected future cash flows, discounted at the effective interest rate implicit in the underlying debt security. The effective interest rate is the original yield for a fixed rate security or current coupon yield for a floating rate security.

The following table identifies the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding noncredit impairments included in Other comprehensive income (loss) by type for the years ended December 31, 2009, 2008, and 2007.

	2009		2008		2007	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ 156.0	15	$ -	-	$ -	-
U.S. corporate	47.8	57	283.2	233	36.3	113
Foreign[1]	50.6	42	108.9	94	19.1	54
Residential mortgage-backed	31.6	69	349.3	194	7.1	30
Commercial mortgage-backed	17.7	11	220.8	29	-	-
Other asset-backed	43.4	32	24.8	35	10.5	21
Equity securities	19.5	9	55.1	17	-	-
Limited partnerships	17.6	17	6.6	6	3.0	1
Mortgage loans on real estate	10.3	4	3.8	1	-	-
Total	$ 394.5	256	$ 1,052.5	609	$ 76.0	219

[1] Primarily U.S. dollar denominated.

The above schedule includes $112.2, $235.8, and $16.4, in other-than-temporary write-downs for the years ended December 31, 2009, 2008, and 2007, respectively, related to credit impairments, which are recognized in earnings. The remaining $282.3, $816.7, and $59.6 in write-downs for the years ended December 31, 2009, 2008, and 2007, respectively, are related to intent impairments.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following table summarizes these intent impairments, which are also recognized in earnings by type for the years ended December 31, 2009, 2008, and 2007.

	2009		2008		2007	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ 156.0	15	$ -	-	$ -	-
U.S. corporate	35.9	42	204.5	180	31.6	102
Foreign[1]	48.7	41	81.3	78	19.1	54
Residential mortgage-backed	2.4	1	291.8	128	2.6	2
Commercial mortgage-backed	17.7	11	220.8	29	-	-
Other asset-backed	21.6	10	18.3	14	6.3	16
Total	$ 282.3	120	$ 816.7	429	$ 59.6	174

[1] Primarily U.S. dollar denominated.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security.

The following table identifies the noncredit impairments recognized in Other comprehensive income (loss) by type for the year ended December 31, 2009.

	2009	
	Impairment	No. of Securities
U.S. corporate	$ 0.6	2
Foreign[1]	0.1	3
Residential mortgage-backed	16.8	29
Other asset-backed	29.2	17
Total	$ 46.7	51

[1] Primarily U.S. dollar denominated.

The fair value of the fixed maturities with other-than-temporary impairments at December 31, 2009, 2008, and 2007 was $2,964.4, $2,136.5, and $1,210.8, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following table identifies the amount of credit impairments on fixed maturities held by the Company as of the dates indicated, for which a portion of the OTTI loss was recognized in Other comprehensive income (loss), and the corresponding changes in such amounts.

	2009
Balance at April 1, 2009[1]	$ 25.1
Additional credit impairments:	
On securities not previously impaired	13.6
On securities previously impaired	8.8
Reductions:	
Securities sold, matured, prepaid or paid down	(1.5)
Balance at December 31, 2009	$ 46.0

[1] Represents credit losses remaining in Retained earnings related to the adoption of new guidance on OTTI, included in ASC Topic 320, on April 1, 2009.

Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Fixed maturities, available-for-sale	$ 1,125.7	$ 1,019.3	$ 895.5
Equity securities, available-for-sale	15.4	(13.2)	38.5
Mortgage loans on real estate	111.3	116.0	118.5
Real estate	6.6	9.0	-
Policy loans	13.7	14.2	14.1
Short-term investments and cash equivalents	2.4	5.8	2.2
Other	18.4	12.7	88.3
Gross investment income	1,293.5	1,163.8	1,157.1
Less: investment expenses	39.8	80.1	102.4
Net investment income	$ 1,253.7	$ 1,083.7	$ 1,054.7

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments and changes in fair value of derivatives. The cost of the investments on disposal is determined based on specific identification of securities. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2009, 2008, and 2007.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

	2009	2008	2007
Fixed maturities, available-for-sale, including net OTTI of $(347.1), $(987.0), and $(73.0) in 2009, 2008, and 2007, respectively	$ (35.5)	$ (990.8)	$ (50.3)
Equity securities, available-for-sale, including net OTTI of $(19.5), $(55.1), and $0.0 in 2009, 2008, and 2007, respectively	(2.9)	(81.0)	6.4
Derivatives	(190.2)	(187.0)	(123.0)
Other investments, including net OTTI of $(27.9), $(10.4), and $(3.0) in 2009, 2008, and 2007, respectively	(14.8)	(18.7)	(2.6)
Less: allocation to experience-rated contracts, including net OTTI of $(175.5), $(439.1), and $(49.9) in 2009, 2008, and 2007, respectively	11.3	624.4	141.9
Net realized capital losses	$ (232.1)	$ (653.1)	$ (27.6)
After-tax net realized capital losses including tax valuation allowance of $92.2 for 2009 and of $(328.0) for 2008	$ (58.7)	$ (752.5)	$ (17.9)

The decline in Net realized capital losses for the year ended December 31, 2009, was primarily due to a decline in impairments related to improved market conditions which began in the latter part of the first quarter of 2009, as well as the implementation of new US GAAP guidance on impairments in the second quarter of 2009, which resulted in the transfer of noncredit related impairments to Other comprehensive income (loss). Also contributing to the decline was a gain of $206.2 recognized in the first quarter of 2009 on the transfer of an 80% interest in the Company's Alt-A residential mortgage-backed securities to the Dutch State as well as gains on the sale of equity securities driven by improvements in equity market conditions.

Net realized capital gains (losses) allocated to experience-rated contracts are deducted from Net realized capital gains (losses) and an offsetting amount was reflected in Future policy benefits and claim reserves on the Consolidated Balance Sheets. During 2008 and continuing in 2009, as a result of the economic environment, which resulted in significant realized losses associated with experience-rated contracts, the Company accelerated amortization of realized losses rather than reflect those losses in Future policy benefits and claims reserves. During 2009 and 2008, the Company fully amortized $11.3 and $624.4, respectively, of net unamortized realized capital losses allocated to experience-rated contractowners, which are reflected in Interest credited and other benefits to contractowners in the Consolidated Statements of Operations. Net unamortized realized capital gains allocated to experienced-rated contractowners were $53.8 at

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

December 31, 2007 and were reflected in Future policy benefits and claims reserves.

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross realized gains and losses, including those related to experience-related contracts, were as follows for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Proceeds on sales	$ 4,674.6	$ 8,426.5	$ 5,738.8
Gross gains	228.5	120.0	66.4
Gross losses	87.4	234.4	101.2

3. Financial Instruments

Fair Value Measurements

ASC Topic 820, "Fair Value Measurements and Disclosures", defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Company has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
    a) Quoted prices for similar assets or liabilities in active markets;

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

b) Quoted prices for identical or similar assets or liabilities in non-active markets;
c) Inputs other than quoted market prices that are observable; and
d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

▪ Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

The following tables present the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008.

| | 2009 | | | |
	Level 1	Level 2	Level 3[1]	Total
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 1,861.8	$ 12,320.6	$ 1,472.9	$ 15,655.3
Equity securities, available-for-sale	148.1	-	39.8	187.9
Derivatives	-	129.0	-	129.0
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	1,128.0	1.8	-	1,129.8
Assets held in separate accounts	34,936.7	6,433.1	-	41,369.8
Total	$ 38,074.6	$ 18,884.5	$ 1,512.7	$ 58,471.8
Liabilities:				
Product guarantees	$ -	$ -	$ 6.0	$ 6.0
Derivatives	-	283.4	48.3	331.7
Total	$ -	$ 283.4	$ 54.3	$ 337.7

[1] Level 3 net assets and liabilities accounted for 2.5% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 8.7%.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

	2008			
	Level 1	Level 2	Level 3[1]	Total
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 1,481.7	$ 10,704.3	$ 2,291.6	$ 14,477.6
Equity securities, available-for-sale	240.3	-	-	240.3
Derivatives	-	235.2	-	235.2
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	711.1	18.2	-	729.3
Assets held in separate accounts	30,547.6	5,380.1	-	35,927.7
Total	$ 32,980.7	$ 16,337.8	$ 2,291.6	$ 51,610.1
Liabilities:				
Product guarantees	$ -	$ -	$ 220.0	$ 220.0
Derivatives	-	470.5	73.6	544.1
Total	$ -	$ 470.5	$ 293.6	$ 764.1

[1] Level 3 net assets and liabilities accounted for 3.9% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 13.4%.

Valuation of Financial Assets and Liabilities

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2009.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Fixed maturities, available-for-sale: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. The fair values for marketable bonds without an active market, excluding subprime residential mortgage-backed securities, are obtained through several commercial pricing services, which provide the estimated fair values, and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values, which the Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. Approximately three broker quotes are currently being provided for these securities. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the assets. CMO-Bs are classified as Level 3 assets due to the lack of corroborating evidence to support a higher level and the inactivity of the market for these bonds.

Trading activity for the Company's Residential Mortgage-backed Securities ("RMBS"), particularly subprime and Alt-A RMBS, declined during 2008 as a result of the dislocation of the credit markets. During 2008 and 2009, the Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A RMBS did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A RMBS was inactive and classified these securities as Level 3 assets. The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of determining that the market was inactive. While the market for subprime and Alt-

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

A RMBS remained largely inactive in the first half of 2009 compared to prior years, the Company noted an increase in trade activity of Alt-A RMBS during the second half of 2009. Therefore, the Company determined that the Alt-A RMBS should be transferred to Level 2 of the valuation hierarchy as its overall assessment of the market is that it is now active. The market for subprime RMBS remains largely inactive, and as such these securities will remain in Level 3 of the valuation hierarchy. The Company will continue to monitor market activity for RMBS to determine proper classification in the valuation hierarchy.

Broker quotes and prices obtained from pricing services are reviewed and validated monthly through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. At December 31, 2009, $93.4 and $11.2 billion of a total of $15.7 billion in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model and CMO-Bs valued using average broker quotes.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, broker quotes are solicited. All prices and broker quotes obtained, with the exception of CMO-B securities, go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Bond valuations are obtained from third party commercial pricing services and brokers and are classified in the fair value hierarchy as Level 1 or Level 2 assets consistent with the policies described above for Fixed maturities.

Derivatives: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Consolidated Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates ("LIBOR"), or through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. Valuations for the Company's futures contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

Product guarantees: The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates in accordance with ASC 815, "Derivatives and Hedging". The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach as described in ASC 820. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. These derivatives are classified as Level 3 assets. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks as required by US GAAP. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees. As of December 31, 2009, the credit spread of ING and the Company changed in relation to prior periods, which resulted in an increase in the value of the derivatives for product guarantees.

The following disclosures are made in accordance with the requirements of ASC 825, "Financial Instruments", which requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC 825 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets and therefore not categorized in the fair value hierarchy:

Limited partnerships/corporations: The fair value for these investments, primarily private equities and hedge funds, is estimated based on the Net Asset Value ("NAV") as provided by the investee.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Loan - Dutch State obligation: The fair value of the Dutch State loan obligation is estimated utilizing discounted cash flows at market risk-free rates adjusted for credit spreads.

Policy loans: The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Investment contract liabilities (included in Future policy benefits and claims reserves):

> *With a fixed maturity*: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

> *Without a fixed maturity*: Fair value is estimated as the amount payable to the contractowner upon demand. However, the Company has the right under such contracts to delay payment of withdrawals, which may ultimately result in paying an amount different than that determined to be payable on demand.

Notes receivable from affiliates: Estimated fair value of the Company's notes receivable from affiliates is based upon discounted future cash flows using a discount rate approximating the current market value.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company's financial instruments were as follows at December 31, 2009 and 2008.

	2009		2008	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 15,655.3	$ 15,655.3	$ 14,477.6	$ 14,477.6
Equity securities, available-for-sale	187.9	187.9	240.3	240.3
Mortgage loans on real estate	1,874.5	1,792.8	2,107.8	2,027.9
Loan-Dutch State obligation	674.1	645.5	-	-
Policy loans	254.7	254.7	267.8	267.8
Cash, cash equivalents, short-term investments, and short-term investments under securities loan agreement	1,129.8	1,129.8	729.3	729.3
Derivatives	129.0	129.0	235.2	235.2
Notes receivable from affiliates	175.0	169.6	175.0	175.0
Assets held in separate accounts	41,369.8	41,369.8	35,927.7	35,927.7
Liabilities:				
Investment contract liabilities:				
With a fixed maturity	1,359.0	1,450.4	1,529.4	1,610.6
Without a fixed maturity	16,441.2	17,688.4	15,611.8	17,237.9
Product guarantees	6.0	6.0	220.0	220.0
Derivatives	331.7	331.7	544.1	544.1

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair value of financial assets and liabilities classified as Level 3, additional information is presented below, with particular attention addressed to the reserves for product guarantees due to the impact on the Company's results of operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following tables summarize the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2009 and 2008.

	Fixed maturities, available-for-sale, including securities pledged	Equity securities, available-for-sale	Derivatives	Product Guarantees
Balance at January 1, 2009	$ 2,291.6	$ -	$ (73.6)	$ (220.0)
Capital gains (losses):				
Net realized capital (losses) gains	(41.2) [1]	(11.0)	5.9 [3]	219.4 [4]
Net unrealized capital gains [2]	137.7	5.3	-	-
Total net realized and unrealized capital gains (losses)	96.5	(5.7)	5.9	219.4
Purchases, sales, issuances, and settlements, net	(432.7)	1.0	11.6	(5.4)
Transfers in to Level 3	-	44.5	-	-
Transfers out of Level 3	(482.5)	-	7.8	-
Balance at December 31, 2009	$ 1,472.9	39.8	$ (48.3)	$ (6.0)
Balance at January 1, 2008	$ 1,737.6	$ -	$ -	$ (76.4)
Capital gains (losses):				
Net realized capital losses	(72.6) [1]	-	(29.3) [3]	(139.6) [4]
Net unrealized capital gains [2]	71.8	-	-	-
Total net realized and unrealized capital losses	(0.8)	-	(29.3)	(139.6)
Purchases, sales, issuances, and settlements, net	(171.7)	-	21.5	(4.0)
Transfers in to Level 3	726.5	-	(65.8)	-
Balance at December 31, 2008	$ 2,291.6	$ -	$ (73.6)	$ (220.0)

[1] This amount is included in Net realized capital gains (losses) with $(79.8) and $5.4 for the years ended December 31, 2009 and 2008, respectively, related to the amortization of book value included in Net investment income on the Consolidated Statements of Operations.

[2] The amounts in this line are included in Accumulated other comprehensive income (loss) on the Consolidated Balance Sheets.

[3] This amount is included in Net realized capital gains (losses) on the Consolidated Statements of Operations and contains unrealized gains (losses) on Level 3 derivatives held at December 31, 2009 and 2008. All gains and losses on these Level 3 assets are classified as realized gains (losses) for the purpose of this disclosure because it is impractical to track realized and unrealized gains (losses) on a contract-by-contract basis.

[4] This amount is included in Interest credited and other benefits to contractowners on the Consolidated Statements of Operations. All gains and losses on these Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Changes in Level 3 fair value balances are discussed below by investment type.

Fixed Maturities available-for-sale, including securities pledged: The amount of Level 3 fixed maturities for the year ended December 31, 2009, declined mainly due to the transfer of 80% interest in the Company's Alt-A residential mortgage-backed securities to the Dutch State during the first quarter of 2009. The unrealized capital gains on Level 3 fixed maturities for the year ended December 31, 2009, represent the decrease in unrealized losses due to the decrease in the Level 3 fixed maturities portfolio related to the Dutch State Transaction, as well as increases in the value of fixed maturities as the markets improved in the latter part of 2009. Transfers out of Level 3 for the year ended December 31, 2009, represent the movement of Alt-A mortgage-backed securities to Level 2, as the market became active again for these securities at the end of 2009. The increase in Level 3 fixed maturities for the year ended December 31, 2008, was related to the Company's determination that subprime and Alt-A RMBS should be classified as Level 3 due to decreased levels of corroborating market activity for these securities.

Equity securities, available-for-sale: Equity securities transferred into Level 3 in 2009 represent private equities or equity securities not traded on an exchange, which are valued by sources other than a pricing service such as analytics or brokers.

Derivatives: Fair value of Level 3 derivatives declined for the year ended December 31, 2009, primarily due to the transfer from Level 3 to Level 1 of futures contracts, which are valued based on unadjusted prices from an active exchange. Level 3 derivatives for the year ended December 31, 2008 increased due to the transfer in of subprime and Alt-A RMBS due to significantly reduced market activity.

Product guarantees: For the year ended December 31, 2009, the value of the liability related to product guarantees decreased as an increase in interest rates and market values increased customer account balances and decreased the Company's liability. As of December 31, 2009, the net realized gains attributable to credit risk were $5.0. For the year ended December 31, 2008, liabilities related to product guarantees increased as deterioration in the economic environment led to lower customer account balances and increased the Company's liability.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Derivative Financial Instruments

See the Organization & Significant Accounting Policies footnote for disclosure regarding the Company's purpose for entering into derivatives and the policies on valuation and classification of derivatives. In addition, the Company's derivatives are generally not accounted for using hedge accounting treatment under US GAAP, as the Company has not historically sought hedge accounting treatment. The Company enters into the following derivatives:

Interest rate swaps: Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturity portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.

Foreign exchange swaps: Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.

Credit default swaps: Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract.

Forwards: Forwards are acquired to hedge the Company's CMO-B portfolio against movements in interest rates, particularly mortgage rates. On the settlement date, the Company will either receive a payment (interest rate drops on purchased forwards or interest rate rises on sold forwards) or will be required to make a payment (interest rate rises on purchased forwards or interest rate drops on sold forwards).

Swaptions: Swaptions are used to manage interest rate risk in the Company's collateralized mortgage obligations portfolio. Swaptions are contracts that give the Company the option to enter into an interest rate swap at a specific future date.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. A decrease in variable annuity account values would also result in lower fee income. A decrease in equity markets may also negatively impact the Company's investment in equity securities. The futures income would serve to offset these effects. Futures contracts are also used to hedge against an increase in certain equity indices. Such increases may result in increased payments to contract holders of fixed indexed annuity contracts, and the futures income would serve to offset this increased expense. The underlying reserve liabilities are valued under ASC 820, ASC 815 and ASC 944. The change in reserve liabilities is recorded in Interest credited and other benefits to contractowners in the Consolidated Statements of Operations.

Interest rate caps: Interest rate caps are used to manage the interest rate risk in the Company's fixed maturity portfolio. Interest rate caps are purchased contracts that are used by the Company to hedge annuity products in an increasing interest rate environment.

Managed Custody Guarantees: The Company issued certain credited rate guarantees on externally managed variable bond funds that represent stand alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates, and credit ratings/spreads.

Embedded derivatives: The Company also has investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of December 31, 2009 and 2008.

	2009			2008		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**	**Notional Amount**	**Asset Fair Value**	**Liability Fair Value**
Interest rate swaps[1]	5,909.4	$ 86.8	$ (228.8)	7,207.2	$ 207.6	$ (439.6)
Foreign exchange swaps[1]	199.5	-	(43.3)	199.5	3.1	(21.7)
Credit default swaps[1]	243.9	0.2	(53.6)	341.1	16.1	(75.0)
Forwards[1]	-	-	-	263.0	3.3	-
Swaptions[1]	90.7	0.5	-	2,521.5	5.1	-
Futures[1]	-	-	-	580.6	-	(7.8)
Interest rate caps[1]	3,750.0	41.5	(6.0)	-	-	-
Managed custody guarantees[3]	N/A*	-	(6.0)	N/A*	-	(40.0)
Embedded derivatives:						
Within securities[2]	N/A*	46.4	(0.1)	N/A*	123.7	-
Within retail annuity products[3]	N/A*	-	-	N/A*	-	(180.0)
Total	10,193.5	$ 175.4	$ (337.8)	11,112.9	$ 358.9	$ (764.1)

* N/A - Not applicable.

[1] The fair values of these derivatives are reported in Derivatives or Other liabilities on the Consolidated Balance Sheets.

[2] The fair values of embedded derivatives within securities are reported in Fixed maturities, available-for-sale, on the Consolidated Balance Sheets with the underlying instrument.

[3] The fair values of embedded derivatives within retail annuity products and managed custody guarantees are reported in Future policy benefits and claim reserves on the Consolidated Balance Sheets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the years ended December 31, 2009 and 2008.

		2009		**2008**
Interest rate swaps[1]	$	(109.5)	$	(198.4)
Foreign exchange swaps[1]		(23.3)		29.1
Credit default swaps[1]		(16.5)		(12.3)
Forwards[1]		13.1		27.2
Swaptions[1]		(4.9)		(6.2)
Futures[1]		(49.0)		(29.3)
Interest rate caps[1]		(0.1)		2.1
Managed custody guarantees[2]		34.0		(40.0)
Embedded derivatives:				
Within securities[2]		(77.4)		82.0
Within retail annuity products[2]		185.4		(99.6)
Other		-		0.8
Total	$	(48.2)	$	(244.6)

[1] Changes in value are included in Net realized capital losses on the Consolidated Statements of Operations.

[2] Changes in value are included in Interest credited and other benefits to contractowners on the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivatives Association, Inc. ("ISDA") agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets and is reinvested in short-term investments. The source of non-cash collateral posted was investment grade bonds of the entity. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract. At December 31, 2009, the fair value of credit default swaps of $0.2 and

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

$53.6 was included in Derivatives and Other liabilities, respectively, on the Consolidated Balance Sheets. At December 31, 2008, the fair value of credit default swaps of $16.1 and $75.0 was included in Derivatives and Other liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2009 and 2008, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $84.4 and $161.0, respectively.

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings under current guidance and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary for any of the investments in VIEs. Rather, the VIEs are accounted for using the cost or equity method of accounting. In addition, the Company may be exposed to the loss of asset management fees it receives for some of these structures. The carrying value of investments in VIEs of $0.1 at December 31, 2009 are included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

4.   Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC was as follows for the years ended December 31, 2009, 2008, and 2007.

Balance at January 1, 2007	$	622.6
Deferrals of commissions and expenses		147.1
Amortization:		
Amortization		(80.9)
Interest accrued at 5% to 7%		44.8
Net amortization included in the Consolidated Statements of Operations		(36.1)
Change in unrealized capital gains (losses) on available-for-sale securities		1.0
Implementation of ASC Topic 944-30		(6.0)
Balance at December 31, 2007		728.6
Deferrals of commissions and expenses		168.7
Amortization:		
Amortization		(112.5)
Interest accrued at 5% to 7%		50.6
Net amortization included in the Consolidated Statements of Operations		(61.9)
Change in unrealized capital gains (losses) on available-for-sale securities		30.1
Balance at December 31, 2008		865.5
Deferrals of commissions and expenses		108.2
Amortization:		
Amortization		(39.3)
Interest accrued at 5% to 7%		58.0
Net amortization included in the Consolidated Statements of Operations		18.7
Change in unrealized capital gains (losses) on available-for-sale securities		(90.6)
Balance at December 31, 2009	$	901.8

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The estimated amount of DAC amortization expense, net of interest, is $17.8, $44.6, $49.8, $48.6, and $44.4, for the years 2010, 2011, 2012, 2013, and 2014, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

Activity within VOBA was as follows for the years ended December 31, 2009, 2008, and 2007.

Balance at January 1, 2007	$	1,340.2
Deferrals of commissions and expenses		40.5
Amortization:		
Amortization		(177.3)
Interest accrued at 5% to 7%		84.2
Net amortization included in the Consolidated Statements of Operations		(93.1)
Change in unrealized capital gains (losses) on available-for-sale securities		2.9
Implementation of ASC Topic 944-30		(37.3)
Balance at December 31, 2007		1,253.2
Deferrals of commissions and expenses		33.3
Amortization:		
Amortization		(144.2)
Interest accrued at 5% to 7%		77.2
Net amortization included in the Consolidated Statements of Operations		(67.0)
Change in unrealized capital gains (losses) on available-for-sale securities		613.0
Balance at December 31, 2008		1,832.5
Deferrals of commissions and expenses		40.4
Amortization:		
Amortization		(170.5)
Interest accrued at 4% to 7%		72.2
Net amortization included in the Consolidated Statements of Operations		(98.3)
Change in unrealized capital gains (losses) on available-for-sale securities		(783.1)
Balance at December 31, 2009	$	991.5

The estimated amount of VOBA amortization expense, net of interest, is $36.1, $64.0, $64.8, $59.2, and $53.0, for the years 2010, 2011, 2012, 2013, and 2014, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Analysis of DAC and VOBA

The decrease in Net amortization of DAC and VOBA for the year ended December 31, 2009, was primarily due to reduced amortization rates driven by an increase in estimated future gross profits due to the improvement in equity markets in 2009. This decline was partially offset by the impact of higher current year gross profits, primarily due to lower expenses and lower realized losses, which resulted in an increase in amortization.

The increase in Net amortization of DAC and VOBA for the year ended December 31, 2008, was primarily driven by unfavorable unlocking of $63.0 resulting from unfavorable equity market performance and the revisions of certain assumptions used in the estimation of gross profits.

5.   Dividend Restrictions and Shareholder's Equity

ILIAC's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of ILIAC's statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations.

During 2007, ILIAC paid $145.0 in dividends on its common stock to its Parent. During 2009 and 2008, ILIAC did not pay any dividends to its Parent. On February 19, 2010, ILIAC paid a $203.0 dividend on its common stock to its Parent.

On November 12, 2008, ING issued to the Dutch State non-voting Tier 1 securities for a total consideration of Euro 10 billion. On February 24, 2009, $2.2 billion was contributed to direct and indirect insurance company subsidiaries of ING America Insurance Holdings, Inc. ("ING AIH"), of which $365.0 was contributed to the Company. The contribution was comprised of the proceeds from the investment by the Dutch government and the redistribution of currently existing capital within ING. During 2008 and 2007, ILIAC did not receive any cash capital contributions from its Parent.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The State of Connecticut Insurance Department (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income (loss) was $271.6, $(428.4), and $245.5, for the years ended December 31, 2009, 2008, and 2007, respectively. Statutory capital and surplus was $1,762.1 and $1,524.6 as of December 31, 2009 and 2008, respectively. As specifically permitted by statutory accounting practices, statutory surplus as of December 31, 2008 included the impact of the $365.0 capital contribution received on February 24, 2009.

Effective December 31, 2009, the Company adopted Actuarial Guideline 43 – Variable Annuity Commissioners Annuity Reserve Valuation Method ("AG43") for its statutory basis of accounting. The adoption of AG43 resulted in higher reserves than those calculated under previous standards by $97.9. Where the application of AG43 produces higher reserves than the Company had otherwise established under previous standards, the Company may request permission from the Department to grade-in the impact of higher reserve over a three year period. The Company elected this grade-in provision, as allowed under AG43 and as approved by the Department, which allows the Company to reflect the impact of adoption of $97.9 over a three year period. The impact of the grade-in for the year ended December 31, 2009 was a $32.6 increase in reserves and a corresponding decrease in statutory surplus.

Effective December 31, 2009, the Company adopted SSAP No. 10R, Income Taxes, for its statutory basis of accounting. This statement requires the Company to calculate admitted deferred tax assets based upon what is expected to reverse within one year with a cap on the admitted portion of the deferred tax asset of 10% of capital and surplus for its most recently filed statement. If the Company's risk-based capital levels, after reflecting the above limitation, exceeds 250% of the authorized control level, the statement increases the limitation on admitted deferred tax assets from what is expected to reverse in one year to what is expected to reverse over the next three years and increases the cap on the admitted portion of the deferred tax asset from 10% of capital and surplus for its most recently filed statement to 15%. Other revisions in the statement include requiring the Company to reduce the gross deferred tax asset by a statutory valuation allowance adjustment if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion of or all of the gross deferred tax assets will not be realized. The effects on the Company's 2009 financial statements of adopting this change in accounting principle at December 31, 2009 were increases to total assets and capital and surplus of $51.1. This adoption had no impact on total liabilities or net income.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

6.   Additional Insurance Benefits and Minimum Guarantees

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2009, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $6.9 billion and $3.6, respectively. As of December 31, 2008, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $6.5 billion and $181.2, respectively.

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2009 and 2008, was $6.9 billion and $6.5 billion, respectively.

7.   Income Taxes

ILIAC files a consolidated federal income tax return with ING AIH, an affiliate, and certain other subsidiaries of ING AIH. ILIAC is party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the group whereby ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Income tax expense (benefit) consisted of the following for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Current tax expense (benefit):			
Federal	$ 27.5	$ (121.8)	$ 28.6
State	(0.9)	(18.1)	(9.0)
Total current tax expense (benefit)	26.6	(139.9)	19.6
Deferred tax expense:			
Federal	23.0	31.6	36.4
Total deferred tax expense	23.0	31.6	36.4
Total income tax expense (benefit)	$ 49.6	$ (108.3)	$ 56.0

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes and cumulative effect of change in accounting principle for the following reasons for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Income (loss) before income taxes and cumulative effect of change in accounting principle	$ 403.5	$ (1,138.5)	$ 274.4
Tax rate	35.0%	35.0%	35.0%
Income tax expense (benefit) at federal statutory rate	141.2	(398.5)	96.0
Tax effect of:			
Dividend received deduction	(2.6)	(15.5)	(26.2)
IRS audit settlement	(0.1)	(10.1)	-
State audit settlement	(1.2)	(12.6)	(21.8)
State tax expense	0.1	1.3	-
Tax valuation allowance	(92.2)	333.0	-
Other	4.4	(5.9)	8.0
Income tax expense (benefit)	$ 49.6	$ (108.3)	$ 56.0

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2009 and 2008, are presented below.

	2009	2008
Deferred tax assets:		
Insurance reserves	$ 140.0	$ 217.2
Net unrealized capital loss	-	503.8
Investments	255.6	294.7
Postemployment benefits	67.1	67.4
Compensation	46.3	42.5
Other	16.6	3.9
Total gross assets before valuation allowance	525.6	1,129.5
Less: valuation allowance	(202.5)	(333.0)
Assets, net of valuation allowance	323.1	796.5
Deferred tax liabilities:		
Net unrealized capital gain	(55.3)	-
Value of business acquired	(347.0)	(653.3)
Deferred policy acquisition costs	(272.0)	(244.3)
Total gross liabilities	(674.3)	(897.6)
Net deferred income tax liability	$ (351.2)	$ (101.1)

Net unrealized capital gains and losses are presented as a component of other comprehensive income (loss) in Shareholder's equity, net of deferred taxes.

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2009 and 2008, the Company had a tax valuation allowance of $158.5 and $328.0, respectively, related to realized capital losses. The change from December 31, 2008 to December 31, 2009 consists of (a) $(92.2) related to realized capital losses which is included in Net income (loss) and (b) $(77.3) related to the adoption of new US GAAP guidance on impairments, as included in ASC Topic 320, which is reflected in Accumulated other comprehensive loss. Additionally, at December 31, 2009, the Company had a valuation allowance of $39.0 which is included in Accumulated other comprehensive loss. The Company had no valuation allowance at December 31, 2008. As of December 31, 2009, the tax valuation allowance on unrealized capital losses included $77.3, which was reclassified from beginning Retained earnings to Other comprehensive loss under ASC Topic 320. The Company has also established a $5.0 tax valuation allowance against foreign tax credits, the benefit of which is uncertain.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Tax Sharing Agreement

Under the intercompany tax sharing agreement, ILIAC had a receivable from ING AIH of $23.9 and $38.6 for federal income taxes as of December 31, 2009 and 2008, respectively.

See Related Party Transactions footnote for more information.

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008
Balance at January 1	$ 22.1	$ 47.4
Additions for tax positions related to current year	0.9	2.4
Additions for tax positions related to prior years	3.5	2.2
Reductions for tax positions related to prior years	(13.3)	(20.7)
Reductions for settlements with taxing authorities	(0.4)	(9.2)
Balance at December 31	$ 12.8	$ 22.1

The Company had $24.8 and $23.1 of unrecognized tax benefits as of December 31, 2009 and 2008, respectively, which would affect the Company's effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and Income tax expense (benefit) on the Balance Sheets and the Statements of Operations, respectively. The Company had accrued interest of $3.3 and $3.8 as of December 31, 2009 and 2008, respectively. The decrease in accrued interest during the year ended December 31, 2009 primarily related to the settlement of the 2001 through 2006 New York state audit.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Tax Regulatory Matters

The Company is currently under audit by the Internal Revenue Service ("IRS") for tax years 2004 through 2009. It is anticipated that the IRS audit of tax years 2004 through 2008 will be finalized within the next twelve months. Upon finalization of the IRS examinations, it is reasonably possible that the unrecognized tax benefits will increase by up to $4.1. The timing of the payment of the remaining allowance of $16.9 cannot be reliably estimated. The Company and the IRS have agreed to participate in the Compliance Assurance Program ("CAP") for tax year 2008 and 2009.

On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the dividend received deduction ("DRD") on separate account assets held in connection with variable annuity and life insurance contracts. Revenue Ruling 2007-61 suspended Revenue Ruling 2007-54 issued in August 2007 that purported to change accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other members of the public will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing, substance, and effective date of any such regulations are unknown, but they could result in the elimination of some or all of the separate account DRD tax benefit that the Company receives.

- **Benefit Plans**

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Retirement Plan was amended and restated effective January 1, 2008. The Retirement Plan was amended on July 1, 2008, related to the admission of the employees from the acquisition of CitiStreet LLC ("CitiStreet") by Lion, and ING North America filed a request for a determination letter on the qualified status of the Retirement Plan, but has not yet received a favorable determination letter on the qualified status of the Retirement Plan. Additionally, effective January 1, 2009, the Retirement Plan was amended to provide that anyone hired or rehired by the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Company on or after January 1, 2009, would not be eligible to participate in the Retirement Plan.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $22.3, $14.0, and $17.2, for 2009, 2008, and 2007, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was amended and restated effective January 1, 2008 and subsequently amended on July 1, 2008, with respect to the admission of employees from the acquisition of CitiStreet by Lion. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated May 19, 2009. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges to operations of the Company for the Savings Plan were $8.9, $10.3, and $10.1, for the years ended December 31, 2009, 2008, and 2007, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Non-Qualified Retirement Plans

Through December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants begin accruing benefits under ING North America Serp. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was terminated effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following tables summarize the benefit obligations, fair value of plan assets, and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2009 and 2008.

	2009		2008	
Change in Projected Benefit Obligation:				
Projected benefit obligation, January 1	$	94.9	$	85.6
Interest cost		5.3		5.2
Benefits paid		(13.4)		(11.6)
Post service cost-unrecognized		-		0.2
Actuarial gain on obligation		3.4		15.5
Projected benefit obligation, December 31	$	90.2	$	94.9
Fair Value of Plan Assets:				
Fair value of plan assets, December 31	$	-	$	-

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Amounts recognized in the Consolidated Balance Sheets consist of:

	2009	**2008**
Accrued benefit cost	$ (90.2)	$ (94.9)
Accumulated other comprehensive income	21.1	20.0
Net amount recognized	$ (69.1)	$ (74.9)

At December 31, 2009 and 2008, the projected benefit obligation was $90.2 and $94.9, respectively.

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2009 and 2008 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2009	**2008**
Discount rate at end of period	6.00%	6.00%
Rate of compensation increase	1.50%	4.00%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries (particularly the Citigroup Pension Discount Curve Liability Index), including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 6.0% was the appropriate discount rate as of December 31, 2009, to calculate the Company's accrued benefit liability. Accordingly, as prescribed by current US GAAP guidance for employers' accounting for pensions, the 6.0% discount rate will also be used to determine the Company's 2010 pension expense. December 31 is the measurement date for the SERP's and Agents Non-Qualified Plan.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2009	**2008**	**2007**
Discount rate	6.00%	6.50%	5.90%
Rate of increase in compensation levels	1.50%	4.00%	4.20%

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The weighted average assumptions used in calculating the net pension cost for 2009 were, as indicated above, a 6.0% discount rate and a 1.5% rate of compensation increase. Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2009, 2008, and 2007, were as follows:

	2009		2008		2007
Interest cost	$ 5.3	$	5.2	$	5.4
Net actuarial loss recognized in the year	2.1		-		0.7
Unrecognized past service cost recognized in the year	0.1		-		-
The effect of any curtailment or settlement	0.1		0.5		0.4
Net periodic benefit cost	$ 7.6	$	5.7	$	6.5

Cash Flows

In 2010, the employer is expected to contribute $10.5 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs, and Agents Non-Qualified Plan, for the years ended December 31, 2010 through 2014, and thereafter through 2019, are estimated to be $10.5, $9.3, $8.9, $7.8, $6.8, and $26.5, respectively.

Other

On October 4, 2004, the President signed into law The Jobs Creation Act ("Jobs Act"). The Jobs Act affects nonqualified deferred compensation plans, such as the Agents Nonqualified Plan. ING North America has made changes to impacted nonqualified deferred compensation plans, as necessary to comply with the requirements of the Jobs Act.

Stock Option and Share Plans

ING sponsors the ING Group Long Term Equity Ownership Plan ("leo"), which provides employees of the Company who are selected by the ING Board of Directors to be granted options and/or performance shares. The terms applicable to an award under leo are set out in an award agreement, which is signed by the participant when he or she accepts the award.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Options granted under leo are nonqualified options on ING shares in the form of American Depository Receipts ("ADRs"). Leo options have a ten (10) year term and vest three years from the grant date. Options awarded under leo may vest earlier in the event of the participant's death, permanent disability or retirement. Retirement for purposes of leo means a participant terminates service after attaining age 55 and completing 5 years of service. Early vesting in all or a portion of a grant of options may also occur in the event the participant is terminated due to redundancy or business divestiture. Unvested options are generally subject to forfeiture when a participant voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination or termination for cause. An option gives the recipient the right to purchase an ING share in the form of ADRs at a price equal to the fair market value of one ING share on the date of grant. On exercise, participant's have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the options being exercised, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

Awards of performance shares may also be made under leo. Performance shares are a contingent grant of ING stock, and, on vesting, the participant has the right to receive a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the vesting date times the number of vested Plan shares. Performance shares generally vest three years from the date of grant, with the amount payable based on ING's share price on the vesting date. Payments made to participants on vesting are based on the performance targets established in connection with leo and payments can range from 0% to 200% of target. Performance is based on ING's total shareholder return relative to a peer group as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although immediate vesting will occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the shares, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

The Company recognized compensation expense for the leo options and performance shares of $3.7, $4.1, and $4.5, for the years ended December 31, 2009, 2008, and 2007, respectively.

For leo, the Company recognized tax benefits of $0.1, $0.7, and $3.2, in 2009, 2008, and 2007, respectively.

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the ING 401(k) Plan for ILIAC Agents was filed with the IRS on January 1, 2008, but has not yet received a favorable determination letter on the qualified status of the Plan.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The discontinued subsidy resulted in a release of a previously accrued immaterial liability for any active employees age 50 or older. The life

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

- The ING Americas Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The ING Americas Deferred Compensation Savings Plan, which is a deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2009, 2008, and 2007, were $11.6, $13.2, and $12.7, respectively.

8. Related Party Transactions

Operating Agreements

ILIAC has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative, and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2009, 2008, and 2007, expenses were incurred in the amounts of $35.9, $58.4, and $60.5, respectively.
- Services agreement with ING North America for administrative, management, financial, and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2009, 2008, and 2007, expenses were incurred in the amounts of $140.2, $175.3, and $167.9, respectively.
- Services agreement between ILIAC and its U.S. insurance company affiliates dated January 1, 2001, and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2009, 2008, and 2007, net expenses related to the agreement were incurred in the amount of $26.3, $19.6, and $21.7, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies, whereby DSL serves as the principal underwriter for variable insurance products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2009, 2008, and 2007, commissions were collected in the amount of $275.3, $622.5, and $568.4. Such commissions are, in turn, paid to broker-dealers.

- Services agreements with ING USA and RLNY, whereby DSL receives managerial and supervisory services and incurs a fee that is calculated as a percentage of average assets of each company's variable separate accounts deposited in ING Investors Trust ("IIT"). On August 9, 2007, DSL and ING USA entered into an amendment to the service agreement effective July 31, 2007 to modify the method for calculating the compensation owed to ING USA under the service agreement. As a result of this amendment, DSL pays ING USA the total net revenue DSL earns as investment advisor of IIT which is attributable to ING USA deposits into IIT. For the years ended December 31, 2009, 2008, and 2007, expenses were incurred under these services agreements in the amount of $138.7, $156.2, and $124.4, respectively.

- Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of ING Investors Trust. For the years ended December 31, 2009, 2008, and 2007, expenses were incurred in the amounts of $12.5, $14.9, and $13.1, respectively.

Investment Advisory and Other Fees

Effective January 1, 2007, ILIAC's investment advisory agreement to serve as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"), was assigned to DSL. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $204.1, $245.1, and $312.7, (excludes fees paid to ING Investment Management Co.) in 2009, 2008, and 2007, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

DSL has been retained by IIT, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to IIT. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of IIT. DSL earns a monthly fee based on a percentage of average daily net assets of IIT. DSL has entered into an administrative services subcontract with ING Fund Services, LLC, an affiliate, pursuant to which ING Fund Services, LLC, provides certain management, administrative and other services to IIT and is compensated a portion of the fees received by DSL under the management agreement. For the years ended December 31, 2009, 2008, and 2007, revenue received by DSL under the management agreement (exclusive of fees paid to affiliates) was $270.0, $323.8, and $343.8, respectively. At December 31, 2009 and 2008, DSL had $25.3 and $18.6, respectively, receivable from IIT under the management agreement.

Financing Agreements

Reciprocal Loan Agreement

ILIAC maintains a reciprocal loan agreement with ING AIH, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, either party can borrow from the other up to 3% of ILIAC's statutory net admitted assets, excluding Separate Accounts, as of the preceding December 31. Interest on any ILIAC borrowing is charged at the rate of ING AIH's cost of funds for the interest period, plus 0.15%. Interest on any ING AIH borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, ILIAC incurred an immaterial amount of interest expense for the year ended December 31, 2009 and $0.2, and $3.9, for the years ended December 31, 2008 and 2007, respectively, and earned interest income of $1.0, $4.8, and $1.7, for the years ended December 31, 2009, 2008, and 2007, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Consolidated Statements of Operations. As of December 31, 2009, the Company had a $287.2 receivable from ING AIH and as of December 31, 2008, the Company had $13.0 due to ING AIH under the reciprocal loan agreement.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Note with Affiliate

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to ILIAC, in an offering that was exempt from the registration requirements of the Securities Act of 1933. ILIAC's $175.0 Note from ING USA bears interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income for the years ended December 31, 2009, 2008, and 2007 was $10.0, $11.1 and $11.1, respectively.

Tax Sharing Agreements

Effective January 1, 2006, ILIAC is a party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the ING AIH consolidated group. Under the federal tax allocation agreement, ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

ILIAC has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

Property and Equipment Sale

During the second quarter of 2009, ING's U.S. life insurance companies, including the Company, sold a portion of its property and equipment in a sale/leaseback transaction to an affiliate, ING North America. The fixed assets involved in the sale were capitalized assets generally depreciated over the expected useful lives and software in development. Since the assets were being depreciated using expected useful lives, the current net book value reasonably approximated the current fair value of the assets being transferred. The fixed assets sold to ING North America by the Company totaled $17.4.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

9. **Financing Agreements**

Revolving Note Facility

ILIAC maintains a $50.0 uncommitted, perpetual revolving note facility with the Bank of New York ("BONY"). Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by BONY to ILIAC for the borrowing. Under this agreement, ILIAC incurred no interest expense for the years ended December 31, 2009 and 2008, and minimal interest expense for the year ended December 31, 2007. At December 31, 2009 and 2008, ILIAC had no amounts outstanding under the revolving note facility.

Windsor Property Loan

As of June 1, 2007, the State of Connecticut, acting by the Department of Economic and Community Development ("DECD"), loaned ILIAC $9.9 (the "DECD Loan") in connection with the development of the Windsor Property. The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provides for loan forgiveness at varying amounts up to $5.0 if ILIAC and its affiliates meet certain employment thresholds at the Windsor Property during the term of the loan. ILIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, ING North America.

On December 1, 2008, the DECD determined that the Company met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to the Company in accordance with the terms of the DECD Loan.

At both December 31, 2009 and 2008, the amount of the loan outstanding was $4.9, which was reflected in Notes payable on the Consolidated Balance Sheets.

Also see Financing Agreements in the Related Party Transactions footnote.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

10.   **Reinsurance**

At December 31, 2009, the Company had reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. At December 31, 2009, the Company did not have any outstanding cessions under any reinsurance treaties with affiliated reinsurers. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contractowners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

The Company assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $11.6 and $11.0 were maintained for this contract as of December 31, 2009 and 2008, respectively.

Reinsurance ceded in force for life mortality risks were $18.6 billion and $19.6 billion at December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, net receivables were comprised of the following:

		2009		2008
Claims recoverable from reinsurers	$	2,427.4	$	2,506.6
Payable for reinsurance premiums		(0.7)		(0.9)
Reinsured amounts due to reinsurer		(0.7)		(0.4)
Other		0.3		0.3
Total	$	2,426.3	$	2,505.6

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Premiums and Interest credited and other benefits to contractowners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Deposits ceded under reinsurance	$ 162.4	$ 174.4	$ 188.5
Premiums ceded under reinsurance	0.3	0.3	0.4
Reinsurance recoveries	339.8	309.0	419.7

11.   Commitments and Contingent Liabilities

Leases

Prior to December 31, 2008, the Company leased certain office space and certain equipment under various operating leases and paid substantially all expenses associated with its leased and subleased office properties. Any expenses not paid directly by the Company were paid for by an affiliate and allocated back to the Company. However, as of December 31, 2008, all of the Company's expenses for leased and subleased office properties will be paid for by an affiliate and allocated back to the Company, as all operating leases were terminated or consolidated by ING AIH during the fourth quarter of 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2009, 2008, and 2007, rent expense for leases was $5.1, $6.1, and $17.7, respectively.

For more information on the lease terminations, see the Restructuring Charges footnote.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

At December 31, 2009, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $305.1, of which $218.5 was with related parties. At December 31, 2008, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $353.3, of which $253.7 was with related parties. During 2009 and 2008, $46.8 and $81.3, respectively, was funded to related parties under off-balance sheet commitments.

Collateral

Under the terms of the Company's Over-The-Counter Derivative ISDA Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2009, the Company did not hold any cash collateral and as of December 31, 2008, the Company held $4.4, of cash collateral, which was included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets. In addition, as of December 31, 2009 and 2008, the Company delivered collateral of $130.3 and $93.4, respectively, in fixed maturities pledged under derivatives contracts, which was included in Securities pledged on the Consolidated Balance Sheets.

Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Other Regulatory Matters

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters

Federal and state regulators, and self-regulatory agencies, are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); product administrative issues; and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

12. Restructuring Charges

2008 CitiStreet Integration

During the third quarter of 2008, integration initiatives began related to the acquisition of CitiStreet LLC, now known as ING Institutional Plan Services, LLC, by Lion, which provided significant operational and information technology efficiencies to ING's U.S. retirement services businesses, including the Company, resulted in the recognition of integration and restructuring costs in 2008 and 2009. In addition, the Company implemented an expense reduction program for the purpose of streamlining its overall operations. The restructuring charges related to these expense reduction and integration initiatives include severance and other employee benefits and lease abandonment costs, which are included in Operating Expenses on the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following table illustrates the restructuring reserves and charges for the years ended December 31, 2009 and 2008.

	2009	2008
Restructuring reserve beginning balance	$ 8.3	$ -
Restructuring charges:		
Employee severance and termination benefits[1]	5.1	11.2
Future rent on non-cancelable leases[2]	-	1.5
Total restructuring charges	5.1	12.7
Intercompany charges and payments[3]	(0.4)	(2.5)
Payments applied against reserve[4]	(10.5)	(1.9)
Restructuring reserve at December 31	$ 2.5	$ 8.3

[1] Amounts represent charges to the Company for all severed employees that support the Company, including those within affiliates.

[2] Amounts represent intercompany expense allocations from ING AIH. The expenses were allocated to the Company based upon the department that used the space, and the cash settlement occurred in January 2009 for 2008 expenses.

[3] Amounts represent payments to ING affiliates for severance incurred by another ING entity for employees that supported the Company. Payments were made through ING's intercompany cash settlement process.

[4] Amounts represent payments to employees of the Company.

2009 Expense and Staff Reductions

On January 12, 2009, ING announced expense and staff reductions across all U.S. operations, which resulted in the elimination of 87 current and open positions in the Company. Due to the staff reductions, curtailment of pension benefits occurred during the first quarter of 2009, which resulted in the recognition of an immaterial loss related to unrecognized prior service costs.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

13. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of Accumulated other comprehensive loss as of December 31, 2009, 2008, and 2007.

	2009	2008	2007
Net unrealized capital gains (losses):			
Fixed maturities, available-for-sale, including OTTI of $(46.7) and $(238.8) of cumulative effect of change in accounting principle in 2009	$ 133.4	$ (1,315.5)	$ (64.5)
Equity securities, available-for-sale	12.8	(7.4)	6.3
DAC/VOBA adjustment on available-for-sale securities including $134.0 of cumulative effect of change in accounting principle in 2009	(88.8)	650.9	7.8
Sales inducements adjustment on available-for-sale securities	0.2	2.4	0.2
Other investments	-	(0.3)	(0.7)
Less: allocation to experience-rated contracts	-	-	(16.4)
Unrealized capital gains (losses), before tax	57.6	(669.9)	(34.5)
Deferred income tax asset (liability) (includes $30.4 cumulative effect of change in accounting principle in 2009)	(24.9)	205.8	12.1
Deferred tax asset valuation allowance (includes $(77.3) cumulative effect of change in accounting principle in 2009)	(39.0)	-	(6.4)
Net unrealized capital gains (losses)	(6.3)	(464.1)	(28.8)
Pension liability, net of tax	(8.7)	(18.0)	(5.0)
Accumulated other comprehensive loss	$ (15.0)	$ (482.1)	$ (33.8)

On April 1, 2009, the Company adopted new US GAAP guidance on impairments, included in ASC Topic 320. As prescribed by this accounting guidance, noncredit impairments, reflecting the portion of the impairment between the present value of future cash flows and fair value, were recognized in Other comprehensive loss. As of December 31, 2009, net unrealized capital gains (losses) on available-for-sale fixed maturities included $46.7 of noncredit impairments. In addition, a cumulative transfer of noncredit impairments of $(151.7), after considering the effects of DAC of $134.0 and income taxes of $(46.9), was made from beginning retained earnings to Accumulated other comprehensive loss as of April 1, 2009.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

During 2009 and 2008, as a result of market conditions that resulted in large unrealized losses, the Company reflected net unrealized capital losses allocated to experience-rated contracts in Shareholder's equity on the Consolidated Balance Sheets rather than Future policy benefits and claims reserves and no net unrealized losses were allocated to experience-rated contracts.

Changes in unrealized capital gains (losses) on securities, including securities pledged and noncredit impairments, and excluding those related to experience-rated contracts as recognized in Accumulated other comprehensive income (loss), reported net of DAC, VOBA, and income tax, were as follows for the years ended December 31, 2009, 2008, and 2007.

		2009		2008		2007
Fixed maturities, available-for-sale	$	1,448.9	$	(1,251.0)	$	(19.9)
Equity securities, available-for-sale		20.2		(13.7)		(11.8)
DAC/VOBA adjustment on available-for-sale securities		(739.7)		643.1		3.9
Sales inducements adjustment on available-for-sale securities		(2.2)		2.2		0.1
Premium deficiency reserve adjustment		-		-		37.5
Other investments		0.3		0.4		(1.5)
Less: allocation to experience-rated contracts		-		16.4		36.0
Unrealized capital gains (losses), before tax		727.5		(635.4)		(27.7)
Deferred income tax (liability) asset		(230.7)		193.7		9.7
Net change in unrealized capital gains (losses)	$	496.8	$	(441.7)	$	(18.0)

Changes in unrealized capital gains (losses) on securities, including securities pledged and noncredit impairments, as recognized in Accumulated other comprehensive income (loss), reported net of DAC, VOBA, and income taxes, were as follows for the years ended December 31, 2009, 2008, and 2007.

		2009		2008		2007
Net unrealized capital holding gains (losses) arising during the year [1]	$	513.0	$	(1,192.0)	$	(66.9)
Less: reclassification adjustment for gains (losses) and other items included in Net income (loss) [2]		16.2		(750.3)		(48.9)
Net change in unrealized capital gains (losses) on securities	$	496.8	$	(441.7)	$	(18.0)

[1] Pretax unrealized capital holding gains (losses) arising during the year were $751.2, $(1,714.8), and $(102.9), for the years ended December 31, 2009, 2008, and 2007, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net income (loss) were $23.7, $(1,079.4), and $(75.2), for the years ended December 31, 2009, 2008, and 2007, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The reclassification adjustments for gains (losses) and other items included in Net income (loss) in the above table are determined by specific identification of each security sold or impaired during the period.

The following table identifies the amount of noncredit impairments on fixed maturities recognized in Other comprehensive income (loss) as of the dates indicated.

	2009
Balance at April 1, 2009[1]	$ -
Additional noncredit impairments:	
On securities not previously impaired	53.0
On securities previously impaired	0.3
Reductions:	
Securities sold, matured, prepaid or paid down[2]	(0.8)
Securities with additional credit impairments[2]	(5.8)
Balance at December 31, 2009	$ 46.7

[1] New guidance on recognition and presentation of OTTI, included in ASC Topic 320, was adopted on April 1, 2009.

[2] Represents realization of noncredit impairments to Net income (loss).

FINANCIAL STATEMENTS
Variable Annuity Account B of
ING Life Insurance and Annuity Company
Year ended December 31, 2009
with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Financial Statements
Year ended December 31, 2009

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of the investment divisions (the "Divisions") constituting Variable Annuity Account B of ING Life Insurance and Annuity Company (the "Account") as of December 31, 2009, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
　AIM V.I. Capital Appreciation Fund - Series I Shares
　AIM V.I. Core Equity Fund - Series I Shares
Calvert Variable Series, Inc.:
　Calvert Social Balanced Portfolio
Federated Insurance Series:
　Federated Capital Income Fund II
　Federated Clover Value Fund II - Primary Shares
　Federated Equity Income Fund II
　Federated Fund for U.S. Government Securities II
　Federated High Income Bond Fund II - Primary Shares
　Federated International Equity Fund II
　Federated Mid Cap Growth Strategies Fund II
　Federated Prime Money Fund II
Fidelity® Variable Insurance Products:
　Fidelity® VIP Equity-Income Portfolio - Initial Class
　Fidelity® VIP Growth Portfolio - Initial Class
　Fidelity® VIP High Income Portfolio - Initial Class
　Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
　Fidelity® VIP Contrafund® Portfolio - Initial Class
　Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
　Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Franklin Templeton Variable Insurance Products Trust:
　Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
　ING Balanced Portfolio - Class I
ING Intermediate Bond Portfolio:
　ING Intermediate Bond Portfolio - Class I
ING Investors Trust:
　ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
　ING American Funds Growth Portfolio
　ING American Funds Growth-Income Portfolio
　ING American Funds International Portfolio
　ING Artio Foreign Portfolio - Service Class
　ING BlackRock Large Cap Growth Portfolio - Institutional Class
　ING Clarion Global Real Estate Portfolio - Institutional Class
　ING Clarion Global Real Estate Portfolio - Service Class
　ING Clarion Real Estate Portfolio - Service Class
　ING Evergreen Health Sciences Portfolio - Service Class
　ING Evergreen Omega Portfolio - Institutional Class
　ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class
　ING FMR℠ Diversified Mid Cap Portfolio - Service Class

ING Investors Trust (continued):
　ING Franklin Income Portfolio - Service Class
　ING Franklin Mutual Shares Portfolio - Service Class
　ING Global Resources Portfolio - Service Class
　ING Growth and Income Portfolio II - Institutional Class
　ING Growth and Income Portfolio II - Service Class
　ING Index Plus International Equity Portfolio - Institutional Class
　ING Index Plus International Equity Portfolio - Service Class
　ING Janus Contrarian Portfolio - Service Class
　ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
　ING JPMorgan Emerging Markets Equity Portfolio - Service Class
　ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
　ING JPMorgan Small Cap Core Equity Portfolio - Service Class
　ING JPMorgan Value Opportunities Portfolio - Institutional Class
　ING JPMorgan Value Opportunities Portfolio - Service Class
　ING LifeStyle Aggressive Growth Portfolio - Service Class
　ING LifeStyle Growth Portfolio - Service Class
　ING LifeStyle Moderate Growth Portfolio - Service Class
　ING LifeStyle Moderate Portfolio - Service Class
　ING Lord Abbett Affiliated Portfolio - Institutional Class
　ING Lord Abbett Affiliated Portfolio - Service Class
　ING Marsico Growth Portfolio - Service Class
　ING Marsico International Opportunities Portfolio - Service Class
　ING MFS Total Return Portfolio - Institutional Class
　ING MFS Total Return Portfolio - Service Class
　ING MFS Utilities Portfolio - Service Class
　ING Oppenheimer Main Street Portfolio® - Institutional Class
　ING Oppenheimer Main Street Portfolio® - Service Class
　ING PIMCO High Yield Portfolio - Service Class
　ING Pioneer Equity Income Portfolio - Institutional Class
　ING Pioneer Fund Portfolio - Institutional Class
　ING Pioneer Mid Cap Value Portfolio - Institutional Class
　ING Pioneer Mid Cap Value Portfolio - Service Class
　ING Retirement Growth Portfolio - Adviser Class
　ING Retirement Moderate Growth Portfolio - Adviser Class
　ING Retirement Moderate Portfolio - Adviser Class
　ING T. Rowe Price Capital Appreciation Portfolio - Service Class

ING Investors Trust (continued):
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service Class
  ING Van Kampen Capital Growth Portfolio - Institutional Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Money Market Portfolio:
  ING Money Market Portfolio - Class I
ING Partners, Inc.:
  ING American Century Small-Mid Cap Value Portfolio - Service
    Class
  ING American Century Large Company Value Portfolio -
    Service Class
  ING Baron Asset Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Initial
    Class
  ING Neuberger Berman Partners Portfolio - Initial Class
  ING Neuberger Berman Partners Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Strategic Income Portfolio - Initial Class
  ING Oppenheimer Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio -
    Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Initial Class
  ING Templeton Foreign Equity Portfolio - Initial Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING Thornburg Value Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Initial Class
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio - Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 3
  ING GET U.S. Core Portfolio - Series 4
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10

ING Variable Insurance Trust (continued):
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities
    Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class I
  ING International Index Portfolio - Class I
  ING International Index Portfolio - Class S
  ING Opportunistic Large Cap Growth Portfolio - Class I
  ING Opportunistic Large Cap Portfolio - Class I
  ING Opportunistic Large Cap Portfolio - Class S
  ING Russell™ Large Cap Growth Index Portfolio - Class I
  ING Russell™ Large Cap Index Portfolio - Class I
  ING Russell™ Large Cap Value Index Portfolio - Class I
  ING Russell™ Large Cap Value Index Portfolio - Class S
  ING Russell™ Mid Cap Growth Index Portfolio - Class S
  ING Russell™ Mid Cap Index Portfolio - Class I
  ING Russell™ Small Cap Index Portfolio - Class I
  ING Small Company Portfolio - Class I
  ING U.S. Bond Index Portfolio - Class I
ING Variable Products Trust:
  ING International Value Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class I
  ING SmallCap Opportunities Portfolio - Class S
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Institutional Shares
  Janus Aspen Series Enterprise Portfolio - Institutional Shares
  Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
  Janus Aspen Series Janus Portfolio - Institutional Shares
  Janus Aspen Series Worldwide Portfolio - Institutional Shares
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Oppenheimer Variable Account Funds:
  Oppenheimer Global Securities/VA
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small Cap Fund®/VA
  Oppenheimer MidCap Fund/VA
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Emerging Markets VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I
Premier VIT:
  Premier VIT OpCap Mid Cap Portfolio - Class I
Wanger Advisors Trust:
  Wanger International
  Wanger Select
  Wanger USA

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2009, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Variable Annuity Account B of ING Life Insurance and Annuity Company at December 31, 2009, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP

Atlanta, Georgia
April 7, 2010

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares	Calvert Social Balanced Portfolio	Federated Capital Income Fund II	Federated Clover Value Fund II - Primary Shares
Assets					
Investments in mutual funds					
at fair value	$ 648	$ 1,552	$ 1,241	$ 1,537	$ 7,641
Total assets	648	1,552	1,241	1,537	7,641
Net assets	$ 648	$ 1,552	$ 1,241	$ 1,537	$ 7,641
Net assets					
Accumulation units	$ 597	$ 1,334	$ 1,241	$ 1,530	$ 7,616
Contracts in payout (annuitization)					
period	51	218	-	7	25
Total net assets	$ 648	$ 1,552	$ 1,241	$ 1,537	$ 7,641
Total number of shares	31,851	62,298	809,829	177,253	843,361
Cost of shares	$ 786	$ 1,569	$ 1,425	$ 1,551	$ 12,489

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Federated Equity Income Fund II		Federated Fund for U.S. Government Securities II		Federated High Income Bond Fund II - Primary Shares		Federated International Equity Fund II		Federated Mid Cap Growth Strategies Fund II	
Assets										
Investments in mutual funds										
at fair value	$	2,215	$	1,615	$	4,314	$	1,595	$	2,424
Total assets		2,215		1,615		4,314		1,595		2,424
Net assets	$	2,215	$	1,615	$	4,314	$	1,595	$	2,424
Net assets										
Accumulation units	$	2,146	$	1,615	$	4,276	$	1,580	$	2,424
Contracts in payout (annuitization)										
period		69		-		38		15		-
Total net assets	$	2,215	$	1,615	$	4,314	$	1,595	$	2,424
Total number of shares		185,691		141,056		646,783		115,937		145,677
Cost of shares	$	2,297	$	1,574	$	4,478	$	1,406	$	2,792

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 1,502	$ 65,887	$ 8,618	$ 192	$ 5,452
Total assets	1,502	65,887	8,618	192	5,452
Net assets	$ 1,502	$ 65,887	$ 8,618	$ 192	$ 5,452
Net assets					
Accumulation units	$ 1,502	$ 65,887	$ 8,618	$ -	$ 5,452
Contracts in payout (annuitization)					
period	-	-	-	192	-
Total net assets	$ 1,502	$ 65,887	$ 8,618	$ 192	$ 5,452
Total number of shares	1,502,344	3,919,490	286,876	36,331	362,230
Cost of shares	$ 1,502	$ 92,546	$ 9,815	$ 166	$ 7,332

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 126,570	$ 22,865	$ 914	$ 3,377	$ 80,515
Total assets	126,570	22,865	914	3,377	80,515
Net assets	$ 126,570	$ 22,865	$ 914	$ 3,377	$ 80,515
Net assets					
Accumulation units	$ 126,570	$ 22,865	$ 914	$ 3,377	$ 57,205
Contracts in payout (annuitization) period	-	-	-	-	23,310
Total net assets	$ 126,570	$ 22,865	$ 914	$ 3,377	$ 80,515
Total number of shares	6,138,224	191,148	73,211	264,436	7,726,973
Cost of shares	$ 168,030	$ 22,754	$ 926	$ 4,197	$ 97,507

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class I	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio	ING Artio Foreign Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 104,817	$ 14,407	$ 12,494	$ 16,435	$ 7,153
Total assets	104,817	14,407	12,494	16,435	7,153
Net assets	$ 104,817	$ 14,407	$ 12,494	$ 16,435	$ 7,153
Net assets					
Accumulation units	$ 95,956	$ 12,336	$ 10,671	$ 14,238	$ 7,153
Contracts in payout (annuitization)					
period	8,861	2,071	1,823	2,197	-
Total net assets	$ 104,817	$ 14,407	$ 12,494	$ 16,435	$ 7,153
Total number of shares	9,059,361	335,819	407,916	1,035,588	661,658
Cost of shares	$ 111,916	$ 18,324	$ 15,590	$ 19,964	$ 9,247

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service Class	ING Evergreen Health Sciences Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 24,319	$ 1,713	$ 1,118	$ 1,553	$ 283
Total assets	24,319	1,713	1,118	1,553	283
Net assets	$ 24,319	$ 1,713	$ 1,118	$ 1,553	$ 283
Net assets					
Accumulation units	$ 22,503	$ 1,713	$ 1,118	$ 1,553	$ 283
Contracts in payout (annuitization)					
period	1,816	-	-	-	-
Total net assets	$ 24,319	$ 1,713	$ 1,118	$ 1,553	$ 283
Total number of shares	2,804,937	185,003	121,280	87,497	27,518
Cost of shares	$ 33,016	$ 1,685	$ 1,402	$ 1,670	$ 268

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Evergreen Omega Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 8,990	$ 16,149	$ 1,237	$ 4,595	$ 2,349
Total assets	8,990	16,149	1,237	4,595	2,349
Net assets	$ 8,990	$ 16,149	$ 1,237	$ 4,595	$ 2,349
Net assets					
Accumulation units	$ 7,998	$ 14,371	$ 1,237	$ 4,595	$ 2,349
Contracts in payout (annuitization)					
period	992	1,778	-	-	-
Total net assets	$ 8,990	$ 16,149	$ 1,237	$ 4,595	$ 2,349
Total number of shares	772,958	1,358,194	104,350	489,842	324,511
Cost of shares	$ 8,159	$ 18,330	$ 1,258	$ 4,850	$ 2,717

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Global Resources Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 8,735	$ 1,347	$ 6,191	$ 8,208	$ 2,000
Total assets	8,735	1,347	6,191	8,208	2,000
Net assets	$ 8,735	$ 1,347	$ 6,191	$ 8,208	$ 2,000
Net assets					
Accumulation units	$ 8,735	$ 1,347	$ 6,191	$ 8,208	$ 2,000
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 8,735	$ 1,347	$ 6,191	$ 8,208	$ 2,000
Total number of shares	489,065	127,218	303,779	403,714	191,198
Cost of shares	$ 10,716	$ 1,038	$ 5,920	$ 7,943	$ 2,491

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 143	$ 3,183	$ 500	$ 1,595	$ 5,429
Total assets	143	3,183	500	1,595	5,429
Net assets	$ 143	$ 3,183	$ 500	$ 1,595	$ 5,429
Net assets					
Accumulation units	$ 143	$ 3,183	$ 500	$ 1,595	$ 5,429
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 143	$ 3,183	$ 500	$ 1,595	$ 5,429
Total number of shares	13,793	413,332	64,528	111,005	521,501
Cost of shares	$ 165	$ 4,346	$ 576	$ 1,669	$ 7,461

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Equity Income Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 46,669	$ 1,288	$ 2,238	$ 4,530	$ 3,102
Total assets	46,669	1,288	2,238	4,530	3,102
Net assets	$ 46,669	$ 1,288	$ 2,238	$ 4,530	$ 3,102
Net assets					
Accumulation units	$ 46,669	$ 1,288	$ 2,238	$ 4,530	$ 3,102
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 46,669	$ 1,288	$ 2,238	$ 4,530	$ 3,102
Total number of shares	3,416,491	94,010	186,537	469,479	446,932
Cost of shares	$ 57,464	$ 1,442	$ 2,645	$ 3,989	$ 3,804

The accompanying notes are an integral part of these financial statements.

13

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 11,381	$ 2,620	$ 737	$ 5,625	$ 7,664
Total assets	11,381	2,620	737	5,625	7,664
Net assets	$ 11,381	$ 2,620	$ 737	$ 5,625	$ 7,664
Net assets					
Accumulation units	$ 8,237	$ 2,620	$ 737	$ 5,625	$ 7,664
Contracts in payout (annuitization)					
period	3,144	-	-	-	-
Total net assets	$ 11,381	$ 2,620	$ 737	$ 5,625	$ 7,664
Total number of shares	1,169,702	278,990	78,613	598,427	793,324
Cost of shares	$ 13,104	$ 3,116	$ 748	$ 5,516	$ 7,539

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 9,028	$ 11,020	$ 6,057	$ 489	$ 865
Total assets	9,028	11,020	6,057	489	865
Net assets	$ 9,028	$ 11,020	$ 6,057	$ 489	$ 865
Net assets					
Accumulation units	$ 9,028	$ 11,020	$ 6,057	$ 489	$ 865
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 9,028	$ 11,020	$ 6,057	$ 489	$ 865
Total number of shares	912,801	545,565	581,830	45,924	44,735
Cost of shares	$ 8,904	$ 11,782	$ 6,403	$ 605	$ 974

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING Money Market Portfolio - Class I	ING American Century Small- Mid Cap Value Portfolio - Service Class	ING Baron Asset Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 316	$ 140,358	$ 1,309	$ 338	$ 3,335
Total assets	316	140,358	1,309	338	3,335
Net assets	$ 316	$ 140,358	$ 1,309	$ 338	$ 3,335
Net assets					
Accumulation units	$ 316	$ 134,932	$ 1,309	$ 338	$ 3,335
Contracts in payout (annuitization)					
period	-	5,426	-	-	-
Total net assets	$ 316	$ 140,358	$ 1,309	$ 338	$ 3,335
Total number of shares	39,060	140,357,613	133,566	35,860	222,632
Cost of shares	$ 252	$ 140,358	$ 1,198	$ 370	$ 3,720

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Columbia Small Cap Value Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 663	$ 2,481	$ 1,764	$ 18,675	$ 91,664
Total assets	663	2,481	1,764	18,675	91,664
Net assets	$ 663	$ 2,481	$ 1,764	$ 18,675	$ 91,664
Net assets					
Accumulation units	$ 663	$ 2,481	$ 1,764	$ 17,842	$ 88,583
Contracts in payout (annuitization)					
period	-	-	-	833	3,081
Total net assets	$ 663	$ 2,481	$ 1,764	$ 18,675	$ 91,664
Total number of shares	78,874	155,713	155,168	480,581	7,531,973
Cost of shares	$ 762	$ 2,483	$ 2,205	$ 16,910	$ 96,977

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Oppenheimer Strategic Income Portfolio - Initial Class		ING Oppenheimer Strategic Income Portfolio - Service Class		ING PIMCO Total Return Portfolio - Service Class		ING Pioneer High Yield Portfolio - Initial Class		ING Solution 2015 Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	43,730	$	108	$	14,338	$	19,385	$	3,305
Total assets		43,730		108		14,338		19,385		3,305
Net assets	$	43,730	$	108	$	14,338	$	19,385	$	3,305
Net assets										
Accumulation units	$	40,811	$	-	$	14,338	$	17,337	$	3,305
Contracts in payout (annuitization)										
period		2,919		108		-		2,048		-
Total net assets	$	43,730	$	108	$	14,338	$	19,385	$	3,305
Total number of shares		4,172,731		10,246		1,238,160		1,928,826		325,009
Cost of shares	$	43,860	$	91	$	13,920	$	16,479	$	3,535

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 2,009	$ 2,339	$ 1,200	$ 1,436	$ 42,125
Total assets	2,009	2,339	1,200	1,436	42,125
Net assets	$ 2,009	$ 2,339	$ 1,200	$ 1,436	$ 42,125
Net assets					
Accumulation units	$ 2,009	$ 2,339	$ 1,200	$ 1,436	$ 42,125
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 2,009	$ 2,339	$ 1,200	$ 1,436	$ 42,125
Total number of shares	202,362	233,707	119,954	138,700	6,277,998
Cost of shares	$ 2,047	$ 2,385	$ 1,240	$ 1,385	$ 48,934

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Initial Class		ING Templeton Foreign Equity Portfolio - Initial Class		ING Thornburg Value Portfolio - Initial Class		ING UBS U.S. Large Cap Equity Portfolio - Initial Class		ING Van Kampen Comstock Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	31,789	$	21,070	$	17,350	$	16,616	$	1,025
Total assets		31,789		21,070		17,350		16,616		1,025
Net assets	$	31,789	$	21,070	$	17,350	$	16,616	$	1,025
Net assets										
Accumulation units	$	27,720	$	19,609	$	14,828	$	16,616	$	1,025
Contracts in payout (annuitization)										
period		4,069		1,461		2,522		-		-
Total net assets	$	31,789	$	21,070	$	17,350	$	16,616	$	1,025
Total number of shares		681,428		2,025,941		594,577		2,061,576		114,407
Cost of shares	$	32,431	$	24,917	$	15,832	$	17,266	$	1,220

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 66,795	$ 8,694	$ 8,694	$ 10,045	$ 215,519
Total assets	66,795	8,694	8,694	10,045	215,519
Net assets	$ 66,795	$ 8,694	$ 8,694	$ 10,045	$ 215,519
Net assets					
Accumulation units	$ 66,795	$ 6,108	$ 7,253	$ 7,490	$ 161,970
Contracts in payout (annuitization)					
period	-	2,586	1,441	2,555	53,549
Total net assets	$ 66,795	$ 8,694	$ 8,694	$ 10,045	$ 215,519
Total number of shares	2,152,592	887,137	925,859	1,048,562	11,097,766
Cost of shares	$ 73,228	$ 10,290	$ 11,153	$ 13,183	$ 212,098

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9
Assets					
Investments in mutual funds at fair value	$ 1,481	$ 18,495	$ 10,586	$ 8,683	$ 7,044
Total assets	1,481	18,495	10,586	8,683	7,044
Net assets	$ 1,481	$ 18,495	$ 10,586	$ 8,683	$ 7,044
Net assets					
Accumulation units	$ 1,481	$ 18,495	$ 10,586	$ 8,683	$ 7,044
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 1,481	$ 18,495	$ 10,586	$ 8,683	$ 7,044
Total number of shares	191,122	2,280,496	1,339,950	1,093,590	894,991
Cost of shares	$ 1,815	$ 21,993	$ 12,703	$ 10,427	$ 8,456

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 10		ING GET U.S. Core Portfolio - Series 11		ING GET U.S. Core Portfolio - Series 12		ING GET U.S. Core Portfolio - Series 13		ING GET U.S. Core Portfolio - Series 14	
Assets										
Investments in mutual funds at fair value	$	4,779	$	6,024	$	15,586	$	14,452	$	12,578
Total assets		4,779		6,024		15,586		14,452		12,578
Net assets	$	4,779	$	6,024	$	15,586	$	14,452	$	12,578
Net assets										
Accumulation units	$	4,779	$	6,024	$	15,586	$	14,452	$	12,578
Contracts in payout (annuitization) period		-		-		-		-		-
Total net assets	$	4,779	$	6,024	$	15,586	$	14,452	$	12,578
Total number of shares		595,904		767,346		2,026,810		1,530,984		1,266,629
Cost of shares	$	5,680	$	7,113	$	18,746	$	15,385	$	12,876

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 5,656	$ 84,361	$ 9,299	$ 3,939	$ 11,857
Total assets	5,656	84,361	9,299	3,939	11,857
Net assets	$ 5,656	$ 84,361	$ 9,299	$ 3,939	$ 11,857
Net assets					
Accumulation units	$ 5,656	$ 64,743	$ 9,299	$ 3,939	$ 10,666
Contracts in payout (annuitization)					
period	-	19,618	-	-	1,191
Total net assets	$ 5,656	$ 84,361	$ 9,299	$ 3,939	$ 11,857
Total number of shares	1,129,012	6,792,352	723,696	341,904	1,444,228
Cost of shares	$ 5,389	$ 105,293	$ 12,279	$ 5,313	$ 10,888

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING International Index Portfolio - Class S	ING Opportunistic Large Cap Portfolio - Class I	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 42	$ 13,488	$ 28,908	$ 20,115	$ 10,184
Total assets	42	13,488	28,908	20,115	10,184
Net assets	$ 42	$ 13,488	$ 28,908	$ 20,115	$ 10,184
Net assets					
Accumulation units	$ 42	$ 12,395	$ 28,491	$ 16,168	$ 10,184
Contracts in payout (annuitization) period	-	1,093	417	3,947	-
Total net assets	$ 42	$ 13,488	$ 28,908	$ 20,115	$ 10,184
Total number of shares	5,177	1,405,022	2,251,397	2,255,026	805,094
Cost of shares	$ 39	$ 13,731	$ 24,555	$ 17,088	$ 8,602

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 1,568	$ 101	$ 159	$ 123	$ 30,900
Total assets	1,568	101	159	123	30,900
Net assets	$ 1,568	$ 101	$ 159	$ 123	$ 30,900
Net assets					
Accumulation units	$ 1,568	$ 101	$ 159	$ 123	$ 26,373
Contracts in payout (annuitization) period	-	-	-	-	4,527
Total net assets	$ 1,568	$ 101	$ 159	$ 123	$ 30,900
Total number of shares	124,084	7,677	17,085	12,556	2,085,036
Cost of shares	$ 1,330	$ 91	$ 133	$ 95	$ 38,984

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 675	$ 3,320	$ 523	$ 2,989	$ 320
Total assets	675	3,320	523	2,989	320
Net assets	$ 675	$ 3,320	$ 523	$ 2,989	$ 320
Net assets					
Accumulation units	$ 675	$ 3,320	$ 523	$ 2,989	$ 320
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 675	$ 3,320	$ 523	$ 2,989	$ 320
Total number of shares	64,986	392,428	57,870	337,359	19,872
Cost of shares	$ 667	$ 4,067	$ 442	$ 2,304	$ 232

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares
Assets					
Investments in mutual funds at fair value	$ 2,004	$ 13	$ 2	$ 3	$ 2
Total assets	2,004	13	2	3	2
Net assets	$ 2,004	$ 13	$ 2	$ 3	$ 2
Net assets					
Accumulation units	$ 2,004	$ 13	$ 2	$ 3	$ 2
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 2,004	$ 13	$ 2	$ 3	$ 2
Total number of shares	127,233	496	58	231	81
Cost of shares	$ 2,268	$ 13	$ 2	$ 3	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Janus Aspen Series Worldwide Portfolio - Institutional Shares		Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC		Oppenheimer Global Securities/VA		Oppenheimer Main Street Fund®/VA		Oppenheimer Main Street Small Cap Fund®/VA	
Assets										
Investments in mutual funds at fair value	$	1	$	2,101	$	62	$	288	$	586
Total assets		1		2,101		62		288		586
Net assets	$	1	$	2,101	$	62	$	288	$	586
Net assets										
Accumulation units	$	1	$	2,101	$	62	$	-	$	586
Contracts in payout (annuitization) period		-		-		-		288		-
Total net assets	$	1	$	2,101	$	62	$	288	$	586
Total number of shares		46		158,589		2,345		15,852		40,721
Cost of shares	$	2	$	2,873	$	75	$	367	$	668

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Oppenheimer MidCap Fund/VA		PIMCO Real Return Portfolio - Administrative Class		Pioneer Emerging Markets VCT Portfolio - Class I		Pioneer High Yield VCT Portfolio - Class I		Premier VIT OpCap Mid Cap Portfolio - Class I	
Assets										
Investments in mutual funds at fair value	$	195	$	8,712	$	2,820	$	551	$	708
Total assets		195		8,712		2,820		551		708
Net assets	$	195	$	8,712	$	2,820	$	551	$	708
Net assets										
Accumulation units	$	-	$	8,712	$	2,820	$	551	$	708
Contracts in payout (annuitization) period		195		-		-		-		-
Total net assets	$	195	$	8,712	$	2,820	$	551	$	708
Total number of shares		5,337		700,333		103,158		57,800		59,360
Cost of shares	$	194	$	8,604	$	2,465	$	484	$	608

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Wanger International		Wanger Select		Wanger USA	
Assets						
Investments in mutual funds						
at fair value	$	1,413	$	2,845	$	432
Total assets		1,413		2,845		432
Net assets	$	1,413	$	2,845	$	432
Net assets						
Accumulation units	$	1,413	$	2,845	$	432
Contracts in payout (annuitization)						
period		-		-		-
Total net assets	$	1,413	$	2,845	$	432
Total number of shares		47,622		123,444		15,755
Cost of shares	$	1,356	$	2,791	$	376

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares	Calvert Social Balanced Portfolio	Federated Capital Income Fund II	Federated Clover Value Fund II - Primary Shares
Net investment income (loss)					
Income:					
Dividends	$ 4	$ 26	$ 24	$ 91	$ 206
Total investment income	4	26	24	91	206
Expenses:					
Mortality and expense risk and other charges	5	13	12	20	104
Total expenses	5	13	12	20	104
Net investment income (loss)	(1)	13	12	71	102
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(37)	(50)	(153)	(39)	(2,805)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(37)	(50)	(153)	(39)	(2,805)
Net unrealized appreciation (depreciation) of investments	140	354	366	300	3,446
Net realized and unrealized gain (loss) on investments	103	304	213	261	641
Net increase (decrease) in net assets resulting from operations	$ 102	$ 317	$ 225	$ 332	$ 743

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	Federated Equity Income Fund II	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares	Federated International Equity Fund II	Federated Mid Cap Growth Strategies Fund II
Net investment income (loss)					
Income:					
Dividends	$ 100	$ 89	$ 452	$ 42	$ -
Total investment income	100	89	452	42	-
Expenses:					
Mortality and expense risk and other charges	30	25	55	20	33
Total expenses	30	25	55	20	33
Net investment income (loss)	70	64	397	22	(33)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(45)	2	(288)	(85)	(359)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(45)	2	(288)	(85)	(359)
Net unrealized appreciation (depreciation) of investments	222	(2)	1,488	520	957
Net realized and unrealized gain (loss) on investments	177	-	1,200	435	598
Net increase (decrease) in net assets resulting from operations	$ 247	$ 64	$ 1,597	$ 457	$ 565

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 8	$ 1,326	$ 34	$ 14	$ 103
Total investment income	8	1,326	34	14	103
Expenses:					
Mortality and expense risk and other charges	24	719	70	3	42
Total expenses	24	719	70	3	42
Net investment income (loss)	(16)	607	(36)	11	61
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(7,749)	(419)	(5)	(787)
Capital gains distributions	-	-	7	-	15
Total realized gain (loss) on investments and capital gains distributions	-	(7,749)	(412)	(5)	(772)
Net unrealized appreciation (depreciation) of investments	-	21,907	2,369	62	1,782
Net realized and unrealized gain (loss) on investments	-	14,158	1,957	57	1,010
Net increase (decrease) in net assets resulting from operations	$ (16)	$ 14,765	$ 1,921	$ 68	$ 1,071

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 1,535	$ 519	$ 79	$ 47	$ 3,562
Total investment income	1,535	519	79	47	3,562
Expenses:					
Mortality and expense risk and other charges	1,295	288	13	25	917
Total expenses	1,295	288	13	25	917
Net investment income (loss)	240	231	66	22	2,645
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(7,310)	(579)	(5)	(390)	(3,562)
Capital gains distributions	30	485	4	128	-
Total realized gain (loss) on investments and capital gains distributions	(7,280)	(94)	(1)	(262)	(3,562)
Net unrealized appreciation (depreciation) of investments	40,198	4,408	53	973	13,330
Net realized and unrealized gain (loss) on investments	32,918	4,314	52	711	9,768
Net increase (decrease) in net assets resulting from operations	$ 33,158	$ 4,545	$ 118	$ 733	$ 12,413

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class I	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 6,755	$ -	$ 249	$ 269	$ 512
Total investment income	6,755	-	249	269	512
Expenses:					
Mortality and expense risk and					
other charges	1,238	1	159	140	175
Total expenses	1,238	1	159	140	175
Net investment income (loss)	5,517	(1)	90	129	337
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(5,029)	(53)	(2,097)	(1,206)	(1,646)
Capital gains distributions	-	-	1,705	844	2,352
Total realized gain (loss) on investments					
and capital gains distributions	(5,029)	(53)	(392)	(362)	706
Net unrealized appreciation					
(depreciation) of investments	10,087	71	4,367	3,133	3,731
Net realized and unrealized gain (loss)					
on investments	5,058	18	3,975	2,771	4,437
Net increase (decrease) in net assets					
resulting from operations	$ 10,575	$ 17	$ 4,065	$ 2,900	$ 4,774

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Artio Foreign Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 248	$ 133	$ 28	$ 24	$ 42
Total investment income	248	133	28	24	42
Expenses:					
Mortality and expense risk and other charges	62	267	9	11	9
Total expenses	62	267	9	11	9
Net investment income (loss)	186	(134)	19	13	33
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,259)	(2,825)	(163)	(226)	(394)
Capital gains distributions	-	-	-	-	26
Total realized gain (loss) on investments and capital gains distributions	(2,259)	(2,825)	(163)	(226)	(368)
Net unrealized appreciation (depreciation) of investments	3,193	8,637	477	485	696
Net realized and unrealized gain (loss) on investments	934	5,812	314	259	328
Net increase (decrease) in net assets resulting from operations	$ 1,120	$ 5,678	$ 333	$ 272	$ 361

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Evergreen Health Sciences Portfolio - Service Class	ING Evergreen Omega Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 39	$ 99	$ 5	$ 254
Total investment income	-	39	99	5	254
Expenses:					
Mortality and expense risk and other charges	4	97	178	8	48
Total expenses	4	97	178	8	48
Net investment income (loss)	(4)	(58)	(79)	(3)	206
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(196)	(234)	(1,834)	(108)	(474)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(196)	(234)	(1,834)	(108)	(474)
Net unrealized appreciation (depreciation) of investments	239	2,959	6,478	425	1,308
Net realized and unrealized gain (loss) on investments	43	2,725	4,644	317	834
Net increase (decrease) in net assets resulting from operations	$ 39	$ 2,667	$ 4,565	$ 314	$ 1,040

The accompanying notes are an integral part of these financial statements.

38

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Franklin Mutual Shares Portfolio - Service Class	ING Global Resources Portfolio - Service Class	ING Growth and Income Portfolio II - Institutional Class	ING Growth and Income Portfolio II - Service Class	ING Index Plus International Equity Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 3	$ 23	$ 235	$ 5	$ 617
Total investment income	3	23	235	5	617
Expenses:					
Mortality and expense risk and other charges	24	70	48	1	65
Total expenses	24	70	48	1	65
Net investment income (loss)	(21)	(47)	187	4	552
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(234)	(1,006)	(9,466)	(237)	(10,801)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(234)	(1,006)	(9,466)	(237)	(10,801)
Net unrealized appreciation (depreciation) of investments	726	3,285	10,270	252	11,730
Net realized and unrealized gain (loss) on investments	492	2,279	804	15	929
Net increase (decrease) in net assets resulting from operations	$ 471	$ 2,232	$ 991	$ 19	$ 1,481

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Index Plus International Equity Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 38	$ 7	$ 71	$ 75	$ 14
Total investment income	38	7	71	75	14
Expenses:					
Mortality and expense risk and					
other charges	3	8	58	48	22
Total expenses	3	8	58	48	22
Net investment income (loss)	35	(1)	13	27	(8)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(621)	(37)	(1,259)	(597)	(260)
Capital gains distributions	-	-	-	-	42
Total realized gain (loss) on investments					
and capital gains distributions	(621)	(37)	(1,259)	(597)	(218)
Net unrealized appreciation					
(depreciation) of investments	691	356	3,503	3,534	645
Net realized and unrealized gain (loss)					
on investments	70	319	2,244	2,937	427
Net increase (decrease) in net assets					
resulting from operations	$ 105	$ 318	$ 2,257	$ 2,964	$ 419

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING LifeStyle Aggressive Growth Portfolio - Service Class	ING LifeStyle Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 549	$ 78	$ 39	$ 194
Total investment income	-	549	78	39	194
Expenses:					
Mortality and expense risk and other charges	1	60	10	11	43
Total expenses	1	60	10	11	43
Net investment income (loss)	(1)	489	68	28	151
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(7)	(7,744)	(1,058)	(594)	(2,207)
Capital gains distributions	3	-	-	17	90
Total realized gain (loss) on investments and capital gains distributions	(4)	(7,744)	(1,058)	(577)	(2,117)
Net unrealized appreciation (depreciation) of investments	32	7,825	1,092	803	2,830
Net realized and unrealized gain (loss) on investments	28	81	34	226	713
Net increase (decrease) in net assets resulting from operations	$ 27	$ 570	$ 102	$ 254	$ 864

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING LifeStyle Moderate Growth Portfolio - Service Class	ING LifeStyle Moderate Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 354	$ 458	$ 30	$ 3	$ 13
Total investment income	354	458	30	3	13
Expenses:					
Mortality and expense risk and other charges	67	80	28	6	13
Total expenses	67	80	28	6	13
Net investment income (loss)	287	378	2	(3)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,572)	(1,700)	(1,358)	(157)	(278)
Capital gains distributions	138	102	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(2,434)	(1,598)	(1,358)	(157)	(278)
Net unrealized appreciation (depreciation) of investments	3,476	2,586	1,854	244	650
Net realized and unrealized gain (loss) on investments	1,042	988	496	87	372
Net increase (decrease) in net assets resulting from operations	$ 1,329	$ 1,366	$ 498	$ 84	$ 372

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 65	$ 1,215	$ 30	$ 110	$ 11
Total investment income	65	1,215	30	110	11
Expenses:					
Mortality and expense risk and other charges	59	567	9	18	9
Total expenses	59	567	9	18	9
Net investment income (loss)	6	648	21	92	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,112)	(4,970)	(235)	(645)	(730)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(1,112)	(4,970)	(235)	(645)	(730)
Net unrealized appreciation (depreciation) of investments	2,678	11,208	375	1,101	791
Net realized and unrealized gain (loss) on investments	1,566	6,238	140	456	61
Net increase (decrease) in net assets resulting from operations	$ 1,572	$ 6,886	$ 161	$ 548	$ 63

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Equity Income Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 262	$ -	$ 148	$ 35
Total investment income	1	262	-	148	35
Expenses:					
Mortality and expense risk and other charges	-	36	26	123	20
Total expenses	-	36	26	123	20
Net investment income (loss)	1	226	(26)	25	15
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(53)	(214)	(842)	(695)	(356)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(53)	(214)	(842)	(695)	(356)
Net unrealized appreciation (depreciation) of investments	61	1,210	1,187	2,808	867
Net realized and unrealized gain (loss) on investments	8	996	345	2,113	511
Net increase (decrease) in net assets resulting from operations	$ 9	$ 1,222	$ 319	$ 2,138	$ 526

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 8	$ -	$ -	$ -	$ 184
Total investment income	8	-	-	-	184
Expenses:					
Mortality and expense risk and other charges	8	13	17	21	80
Total expenses	8	13	17	21	80
Net investment income (loss)	-	(13)	(17)	(21)	104
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(253)	3	3	3	(1,192)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(253)	3	3	3	(1,192)
Net unrealized appreciation (depreciation) of investments	378	109	125	124	3,633
Net realized and unrealized gain (loss) on investments	125	112	128	127	2,441
Net increase (decrease) in net assets resulting from operations	$ 125	$ 99	$ 111	$ 106	$ 2,545

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING Van Kampen Capital Growth Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 93	$ 10	$ 235	$ 10	$ 2
Total investment income	93	10	235	10	2
Expenses:					
Mortality and expense risk and					
other charges	48	6	174	7	3
Total expenses	48	6	174	7	3
Net investment income (loss)	45	4	61	3	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,167)	(101)	(16,197)	(205)	(53)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(1,167)	(101)	(16,197)	(205)	(53)
Net unrealized appreciation					
(depreciation) of investments	2,239	215	21,468	373	134
Net realized and unrealized gain (loss)					
on investments	1,072	114	5,271	168	81
Net increase (decrease) in net assets					
resulting from operations	$ 1,117	$ 118	$ 5,332	$ 171	$ 80

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Money Market Portfolio - Class I	ING American Century Large Company Value Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Asset Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 521	$ 3	$ 22	$ -	$ -
Total investment income	521	3	22	-	-
Expenses:					
Mortality and expense risk and					
other charges	2,142	1	10	2	27
Total expenses	2,142	1	10	2	27
Net investment income (loss)	(1,621)	2	12	(2)	(27)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(20)	(248)	(23)	(275)
Capital gains distributions	73	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	73	(20)	(248)	(23)	(275)
Net unrealized appreciation					
(depreciation) of investments	-	19	626	107	1,154
Net realized and unrealized gain (loss)					
on investments	73	(1)	378	84	879
Net increase (decrease) in net assets					
resulting from operations	$ (1,548)	$ 1	$ 390	$ 82	$ 852

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Columbia Small Cap Value Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 9	$ 15	$ 20	$ -	$ 563
Total investment income	9	15	20	-	563
Expenses:					
Mortality and expense risk and					
other charges	8	24	13	212	97
Total expenses	8	24	13	212	97
Net investment income (loss)	1	(9)	7	(212)	466
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(114)	(548)	(181)	439	(10,941)
Capital gains distributions	-	-	24	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(114)	(548)	(157)	439	(10,941)
Net unrealized appreciation					
(depreciation) of investments	254	1,202	496	4,349	12,537
Net realized and unrealized gain (loss)					
on investments	140	654	339	4,788	1,596
Net increase (decrease) in net assets					
resulting from operations	$ 141	$ 645	$ 346	$ 4,576	$ 2,062

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Neuberger Berman Partners Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 6	$ 1,991	$ 1,665	$ 4	$ 397
Total investment income	6	1,991	1,665	4	397
Expenses:					
Mortality and expense risk and other charges	1	948	509	1	103
Total expenses	1	948	509	1	103
Net investment income (loss)	5	1,043	1,156	3	294
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(22)	(2,933)	(694)	(1)	43
Capital gains distributions	-	1,438	-	-	439
Total realized gain (loss) on investments and capital gains distributions	(22)	(1,495)	(694)	(1)	482
Net unrealized appreciation (depreciation) of investments	38	26,495	7,170	20	555
Net realized and unrealized gain (loss) on investments	16	25,000	6,476	19	1,037
Net increase (decrease) in net assets resulting from operations	$ 21	$ 26,043	$ 7,632	$ 22	$ 1,331

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Pioneer High Yield Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1,256	$ 113	$ 56	$ 52	$ 23
Total investment income	1,256	113	56	52	23
Expenses:					
Mortality and expense risk and					
other charges	202	23	11	12	7
Total expenses	202	23	11	12	7
Net investment income (loss)	1,054	90	45	40	16
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(769)	(126)	(258)	(122)	(35)
Capital gains distributions	-	26	1	2	8
Total realized gain (loss) on investments					
and capital gains distributions	(769)	(100)	(257)	(120)	(27)
Net unrealized appreciation					
(depreciation) of investments	7,802	565	574	526	269
Net realized and unrealized gain (loss)					
on investments	7,033	465	317	406	242
Net increase (decrease) in net assets					
resulting from operations	$ 8,087	$ 555	$ 362	$ 446	$ 258

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 82	$ 157	$ 47	$ -	$ -
Total investment income	82	157	47	-	-
Expenses:					
Mortality and expense risk and other charges	11	422	350	211	-
Total expenses	11	422	350	211	-
Net investment income (loss)	71	(265)	(303)	(211)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(140)	(2,117)	376	(2,245)	-
Capital gains distributions	6	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(134)	(2,117)	376	(2,245)	-
Net unrealized appreciation (depreciation) of investments	264	15,853	9,652	7,347	-
Net realized and unrealized gain (loss) on investments	130	13,736	10,028	5,102	-
Net increase (decrease) in net assets resulting from operations	$ 201	$ 13,471	$ 9,725	$ 4,891	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 174	$ 222	$ 22	$ 1,197	$ 678
Total investment income	174	222	22	1,197	678
Expenses:					
Mortality and expense risk and					
other charges	169	186	9	761	105
Total expenses	169	186	9	761	105
Net investment income (loss)	5	36	13	436	573
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	65	(655)	(475)	(3,284)	(886)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	65	(655)	(475)	(3,284)	(886)
Net unrealized appreciation					
(depreciation) of investments	5,152	4,612	691	15,032	1,547
Net realized and unrealized gain (loss)					
on investments	5,217	3,957	216	11,748	661
Net increase (decrease) in net assets					
resulting from operations	$ 5,222	$ 3,993	$ 229	$ 12,184	$ 1,234

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 4
Net investment income (loss)					
Income:					
Dividends	$ 850	$ 858	$ 2,868	$ 335	$ 102
Total investment income	850	858	2,868	335	102
Expenses:					
Mortality and expense risk and other charges	96	115	2,107	60	20
Total expenses	96	115	2,107	60	20
Net investment income (loss)	754	743	761	275	82
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,358)	(1,216)	(5,761)	(1,224)	(533)
Capital gains distributions	465	284	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(893)	(932)	(5,761)	(1,224)	(533)
Net unrealized appreciation (depreciation) of investments	1,880	1,817	54,072	831	434
Net realized and unrealized gain (loss) on investments	987	885	48,311	(393)	(99)
Net increase (decrease) in net assets resulting from operations	$ 1,741	$ 1,628	$ 49,072	$ (118)	$ (17)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9
Net investment income (loss)					
Income:					
Dividends	$ 56	$ 422	$ 264	$ 212	$ 169
Total investment income	56	422	264	212	169
Expenses:					
Mortality and expense risk and					
other charges	25	348	203	163	127
Total expenses	25	348	203	163	127
Net investment income (loss)	31	74	61	49	42
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(72)	(1,088)	(571)	(663)	(343)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(72)	(1,088)	(571)	(663)	(343)
Net unrealized appreciation					
(depreciation) of investments	38	947	393	596	274
Net realized and unrealized gain (loss)					
on investments	(34)	(141)	(178)	(67)	(69)
Net increase (decrease) in net assets					
resulting from operations	$ (3)	$ (67)	$ (117)	$ (18)	$ (27)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14
Net investment income (loss)					
Income:					
Dividends	$ 150	$ 276	$ 558	$ 597	$ 666
Total investment income	150	276	558	597	666
Expenses:					
Mortality and expense risk and other charges	93	117	293	272	279
Total expenses	93	117	293	272	279
Net investment income (loss)	57	159	265	325	387
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(415)	(557)	(1,488)	(354)	(123)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(415)	(557)	(1,488)	(354)	(123)
Net unrealized appreciation (depreciation) of investments	180	192	712	(694)	(825)
Net realized and unrealized gain (loss) on investments	(235)	(365)	(776)	(1,048)	(948)
Net increase (decrease) in net assets resulting from operations	$ (178)	$ (206)	$ (511)	$ (723)	$ (561)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ 2,482	$ 137	$ 64	$ -
Total investment income	-	2,482	137	64	-
Expenses:					
Mortality and expense risk and other charges	51	930	63	28	58
Total expenses	51	930	63	28	58
Net investment income (loss)	(51)	1,552	74	36	(58)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(185)	(3,224)	(608)	(347)	23
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(185)	(3,224)	(608)	(347)	23
Net unrealized appreciation (depreciation) of investments	2,199	16,931	2,701	1,080	1,073
Net realized and unrealized gain (loss) on investments	2,014	13,707	2,093	733	1,096
Net increase (decrease) in net assets resulting from operations	$ 1,963	$ 15,259	$ 2,167	$ 769	$ 1,038

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING International Index Portfolio - Class S	ING Opportunistic Large Cap Growth Portfolio - Class I	ING Opportunistic Large Cap Portfolio - Class I	ING Opportunistic Large Cap Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ 77	$ 146	$ 8	$ -
Total investment income	-	77	146	8	-
Expenses:					
Mortality and expense risk and other charges	-	53	92	2	165
Total expenses	-	53	92	2	165
Net investment income (loss)	-	24	54	6	(165)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2	(672)	(643)	(163)	270
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	2	(672)	(643)	(163)	270
Net unrealized appreciation (depreciation) of investments	3	1,912	1,931	166	4,353
Net realized and unrealized gain (loss) on investments	5	1,240	1,288	3	4,623
Net increase (decrease) in net assets resulting from operations	$ 5	$ 1,264	$ 1,342	$ 9	$ 4,458

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality and expense risk and other charges	115	56	10	-	1
Total expenses	115	56	10	-	1
Net investment income (loss)	(115)	(56)	(10)	-	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	321	188	20	1	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	321	188	20	1	-
Net unrealized appreciation (depreciation) of investments	3,039	1,582	238	10	39
Net realized and unrealized gain (loss) on investments	3,360	1,770	258	11	39
Net increase (decrease) in net assets resulting from operations	$ 3,245	$ 1,714	$ 248	$ 11	$ 38

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ 182	$ 13	$ 48	$ 1
Total investment income	-	182	13	48	1
Expenses:					
Mortality and expense risk and other charges	1	325	4	25	4
Total expenses	1	325	4	25	4
Net investment income (loss)	(1)	(143)	9	23	(3)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(9)	(2,713)	10	(1,727)	(133)
Capital gains distributions	-	-	5	-	-
Total realized gain (loss) on investments and capital gains distributions	(9)	(2,713)	15	(1,727)	(133)
Net unrealized appreciation (depreciation) of investments	38	9,234	4	2,308	280
Net realized and unrealized gain (loss) on investments	29	6,521	19	581	147
Net increase (decrease) in net assets resulting from operations	$ 28	$ 6,378	$ 28	$ 604	$ 144

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares
Net investment income (loss)					
Income:					
Dividends	$ 3	$ -	$ -	$ 1	$ -
Total investment income	3	-	-	1	-
Expenses:					
Mortality and expense risk and other charges	32	3	22	-	-
Total expenses	32	3	22	-	-
Net investment income (loss)	(29)	(3)	(22)	1	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	125	(182)	(167)	-	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	125	(182)	(167)	-	-
Net unrealized appreciation (depreciation) of investments	809	206	658	3	1
Net realized and unrealized gain (loss) on investments	934	24	491	3	1
Net increase (decrease) in net assets resulting from operations	$ 905	$ 21	$ 469	$ 4	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	Janus Aspen Series Worldwide Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Oppenheimer Global Securities/VA
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ 9	$ 1
Total investment income	-	-	-	9	1
Expenses:					
Mortality and expense risk and other charges	-	-	-	16	-
Total expenses	-	-	-	16	-
Net investment income (loss)	-	-	-	(7)	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(1)	-	(594)	(1)
Capital gains distributions	-	-	-	-	1
Total realized gain (loss) on investments and capital gains distributions	-	(1)	-	(594)	-
Net unrealized appreciation (depreciation) of investments	-	2	1	980	17
Net realized and unrealized gain (loss) on investments	-	1	1	386	17
Net increase (decrease) in net assets resulting from operations	$ -	$ 1	$ 1	$ 379	$ 18

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer MidCap Fund/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 4	$ -	$ 225	$ 24
Total investment income	5	4	-	225	24
Expenses:					
Mortality and expense risk and other charges	3	4	1	58	17
Total expenses	3	4	1	58	17
Net investment income (loss)	2	-	(1)	167	7
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(14)	(26)	(22)	(175)	(702)
Capital gains distributions	-	-	-	332	-
Total realized gain (loss) on investments and capital gains distributions	(14)	(26)	(22)	157	(702)
Net unrealized appreciation (depreciation) of investments	76	173	31	821	1,653
Net realized and unrealized gain (loss) on investments	62	147	9	978	951
Net increase (decrease) in net assets resulting from operations	$ 64	$ 147	$ 8	$ 1,145	$ 958

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	Pioneer High Yield VCT Portfolio - Class I	Premier VIT OpCap Mid Cap Portfolio - Class I	Wanger International	Wanger Select	Wanger USA
Net investment income (loss)					
Income:					
Dividends	$ 27	$ 1	$ 29	$ -	$ -
Total investment income	27	1	29	-	-
Expenses:					
Mortality and expense risk and other charges	3	3	6	17	2
Total expenses	3	3	6	17	2
Net investment income (loss)	24	(2)	23	(17)	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(124)	1	(13)	(652)	(107)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(124)	1	(13)	(652)	(107)
Net unrealized appreciation (depreciation) of investments	252	100	224	1,708	219
Net realized and unrealized gain (loss) on investments	128	101	211	1,056	112
Net increase (decrease) in net assets resulting from operations	$ 152	$ 99	$ 234	$ 1,039	$ 110

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares	Calvert Social Balanced Portfolio	Federated Capital Income Fund II
Net assets at January 1, 2008	$ 929	$ 1,492	$ 1,766	$ 2,537
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	17	22	97
Total realized gain (loss) on investments and capital gains distributions	(10)	86	30	163
Net unrealized appreciation (depreciation) of investments	(376)	(600)	(598)	(698)
Net increase (decrease) in net assets from operations	(392)	(497)	(546)	(438)
Changes from principal transactions:				
Total unit transactions	(14)	89	(48)	(608)
Increase (decrease) in assets derived from principal transactions	(14)	89	(48)	(608)
Total increase (decrease)	(406)	(408)	(594)	(1,046)
Net assets at December 31, 2008	523	1,084	1,172	1,491
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	13	12	71
Total realized gain (loss) on investments and capital gains distributions	(37)	(50)	(153)	(39)
Net unrealized appreciation (depreciation) of investments	140	354	366	300
Net increase (decrease) in net assets from operations	102	317	225	332
Changes from principal transactions:				
Total unit transactions	23	151	(156)	(286)
Increase (decrease) in assets derived from principal transactions	23	151	(156)	(286)
Total increase (decrease)	125	468	69	46
Net assets at December 31, 2009	$ 648	$ 1,552	$ 1,241	$ 1,537

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Federated Clover Value Fund II - Primary Shares	Federated Equity Income Fund II	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares
Net assets at January 1, 2008	$ 17,444	$ 4,689	$ 2,125	$ 5,582
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	71	88	73	412
Total realized gain (loss) on investments and capital gains distributions	1,396	61	(9)	(59)
Net unrealized appreciation (depreciation) of investments	(6,707)	(1,429)	(10)	(1,681)
Net increase (decrease) in net assets from operations	(5,240)	(1,280)	54	(1,328)
Changes from principal transactions:				
Total unit transactions	(3,434)	(1,015)	(263)	(766)
Increase (decrease) in assets derived from principal transactions	(3,434)	(1,015)	(263)	(766)
Total increase (decrease)	(8,674)	(2,295)	(209)	(2,094)
Net assets at December 31, 2008	8,770	2,394	1,916	3,488
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	102	70	64	397
Total realized gain (loss) on investments and capital gains distributions	(2,805)	(45)	2	(288)
Net unrealized appreciation (depreciation) of investments	3,446	222	(2)	1,488
Net increase (decrease) in net assets from operations	743	247	64	1,597
Changes from principal transactions:				
Total unit transactions	(1,872)	(426)	(365)	(771)
Increase (decrease) in assets derived from principal transactions	(1,872)	(426)	(365)	(771)
Total increase (decrease)	(1,129)	(179)	(301)	826
Net assets at December 31, 2009	$ 7,641	$ 2,215	$ 1,615	$ 4,314

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Federated International Equity Fund II	Federated Mid Cap Growth Strategies Fund II	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net assets at January 1, 2008	$ 3,549	$ 6,114	$ 1,915	$ 144,175
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(18)	(62)	21	1,007
Total realized gain (loss) on investments and capital gains distributions	111	938	-	1,575
Net unrealized appreciation (depreciation) of investments	(1,453)	(3,095)	-	(56,060)
Net increase (decrease) in net assets from operations	(1,360)	(2,219)	21	(53,478)
Changes from principal transactions:				
Total unit transactions	(805)	(1,355)	(189)	(29,548)
Increase (decrease) in assets derived from principal transactions	(805)	(1,355)	(189)	(29,548)
Total increase (decrease)	(2,165)	(3,574)	(168)	(83,026)
Net assets at December 31, 2008	1,384	2,540	1,747	61,149
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	22	(33)	(16)	607
Total realized gain (loss) on investments and capital gains distributions	(85)	(359)	-	(7,749)
Net unrealized appreciation (depreciation) of investments	520	957	-	21,907
Net increase (decrease) in net assets from operations	457	565	(16)	14,765
Changes from principal transactions:				
Total unit transactions	(246)	(681)	(229)	(10,027)
Increase (decrease) in assets derived from principal transactions	(246)	(681)	(229)	(10,027)
Total increase (decrease)	211	(116)	(245)	4,738
Net assets at December 31, 2009	$ 1,595	$ 2,424	$ 1,502	$ 65,887

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net assets at January 1, 2008	$ 16,955	$ 103	$ 10,176	$ 241,923
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(14)	7	109	(495)
Total realized gain (loss) on investments and capital gains distributions	317	(1)	572	10,627
Net unrealized appreciation (depreciation) of investments	(7,918)	(30)	(4,850)	(103,575)
Net increase (decrease) in net assets from operations	(7,615)	(24)	(4,169)	(93,443)
Changes from principal transactions:				
Total unit transactions	(1,389)	(10)	(1,423)	(38,933)
Increase (decrease) in assets derived from principal transactions	(1,389)	(10)	(1,423)	(38,933)
Total increase (decrease)	(9,004)	(34)	(5,592)	(132,376)
Net assets at December 31, 2008	7,951	69	4,584	109,547
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(36)	11	61	240
Total realized gain (loss) on investments and capital gains distributions	(412)	(5)	(772)	(7,280)
Net unrealized appreciation (depreciation) of investments	2,369	62	1,782	40,198
Net increase (decrease) in net assets from operations	1,921	68	1,071	33,158
Changes from principal transactions:				
Total unit transactions	(1,254)	55	(203)	(16,135)
Increase (decrease) in assets derived from principal transactions	(1,254)	55	(203)	(16,135)
Total increase (decrease)	667	123	868	17,023
Net assets at December 31, 2009	$ 8,618	$ 192	$ 5,452	$ 126,570

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class I
Net assets at January 1, 2008	$ 41,388	$ 1,079	$ 4,263	$ 145,449
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	210	27	14	2,868
Total realized gain (loss) on investments and capital gains distributions	1,050	(4)	300	9,554
Net unrealized appreciation (depreciation) of investments	(15,330)	(69)	(1,705)	(49,597)
Net increase (decrease) in net assets from operations	(14,070)	(46)	(1,391)	(37,175)
Changes from principal transactions:				
Total unit transactions	(5,596)	(157)	(143)	(26,921)
Increase (decrease) in assets derived from principal transactions	(5,596)	(157)	(143)	(26,921)
Total increase (decrease)	(19,666)	(203)	(1,534)	(64,096)
Net assets at December 31, 2008	21,722	876	2,729	81,353
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	231	66	22	2,645
Total realized gain (loss) on investments and capital gains distributions	(94)	(1)	(262)	(3,562)
Net unrealized appreciation (depreciation) of investments	4,408	53	973	13,330
Net increase (decrease) in net assets from operations	4,545	118	733	12,413
Changes from principal transactions:				
Total unit transactions	(3,402)	(80)	(85)	(13,251)
Increase (decrease) in assets derived from principal transactions	(3,402)	(80)	(85)	(13,251)
Total increase (decrease)	1,143	38	648	(838)
Net assets at December 31, 2009	$ 22,865	$ 914	$ 3,377	$ 80,515

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class I	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio
Net assets at January 1, 2008	$ 105,197	$ 183	$ 28,095	$ 24,551
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4,826	(1)	(104)	23
Total realized gain (loss) on investments and capital gains distributions	(276)	(3)	1,440	533
Net unrealized appreciation (depreciation) of investments	(15,079)	(70)	(12,672)	(8,829)
Net increase (decrease) in net assets from operations	(10,529)	(74)	(11,336)	(8,273)
Changes from principal transactions:				
Total unit transactions	5,861	(45)	(4,219)	(4,859)
Increase (decrease) in assets derived from principal transactions	5,861	(45)	(4,219)	(4,859)
Total increase (decrease)	(4,668)	(119)	(15,555)	(13,132)
Net assets at December 31, 2008	100,529	64	12,540	11,419
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5,517	(1)	90	129
Total realized gain (loss) on investments and capital gains distributions	(5,029)	(53)	(392)	(362)
Net unrealized appreciation (depreciation) of investments	10,087	71	4,367	3,133
Net increase (decrease) in net assets from operations	10,575	17	4,065	2,900
Changes from principal transactions:				
Total unit transactions	(6,287)	(81)	(2,198)	(1,825)
Increase (decrease) in assets derived from principal transactions	(6,287)	(81)	(2,198)	(1,825)
Total increase (decrease)	4,288	(64)	1,867	1,075
Net assets at December 31, 2009	$ 104,817	$ -	$ 14,407	$ 12,494

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING American Funds International Portfolio	ING Artio Foreign Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Institutional Class
Net assets at January 1, 2008	$ 29,453	$ 15,744	$ 43,667	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	106	(112)	(329)	(3)
Total realized gain (loss) on investments and capital gains distributions	1,033	959	1,268	(49)
Net unrealized appreciation (depreciation) of investments	(12,561)	(7,252)	(16,599)	(449)
Net increase (decrease) in net assets from operations	(11,422)	(6,405)	(15,660)	(501)
Changes from principal transactions:				
Total unit transactions	(4,597)	(2,183)	(6,581)	1,588
Increase (decrease) in assets derived from principal transactions	(4,597)	(2,183)	(6,581)	1,588
Total increase (decrease)	(16,019)	(8,588)	(22,241)	1,087
Net assets at December 31, 2008	13,434	7,156	21,426	1,087
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	337	186	(134)	19
Total realized gain (loss) on investments and capital gains distributions	706	(2,259)	(2,825)	(163)
Net unrealized appreciation (depreciation) of investments	3,731	3,193	8,637	477
Net increase (decrease) in net assets from operations	4,774	1,120	5,678	333
Changes from principal transactions:				
Total unit transactions	(1,773)	(1,123)	(2,785)	293
Increase (decrease) in assets derived from principal transactions	(1,773)	(1,123)	(2,785)	293
Total increase (decrease)	3,001	(3)	2,893	626
Net assets at December 31, 2009	$ 16,435	$ 7,153	$ 24,319	$ 1,713

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service Class	ING Evergreen Health Sciences Portfolio - Service Class	ING Evergreen Omega Portfolio - Institutional Class
Net assets at January 1, 2008	$ 2,393	$ 1,504	$ 556	$ 11,913
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(21)	6	(5)	(73)
Total realized gain (loss) on investments and capital gains distributions	(488)	(590)	(77)	1,079
Net unrealized appreciation (depreciation) of investments	(385)	(283)	(238)	(3,981)
Net increase (decrease) in net assets from operations	(894)	(867)	(320)	(2,975)
Changes from principal transactions:				
Total unit transactions	(597)	427	430	(1,973)
Increase (decrease) in assets derived from principal transactions	(597)	427	430	(1,973)
Total increase (decrease)	(1,491)	(440)	110	(4,948)
Net assets at December 31, 2008	902	1,064	666	6,965
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	33	(4)	(58)
Total realized gain (loss) on investments and capital gains distributions	(226)	(368)	(196)	(234)
Net unrealized appreciation (depreciation) of investments	485	696	239	2,959
Net increase (decrease) in net assets from operations	272	361	39	2,667
Changes from principal transactions:				
Total unit transactions	(56)	128	(422)	(642)
Increase (decrease) in assets derived from principal transactions	(56)	128	(422)	(642)
Total increase (decrease)	216	489	(383)	2,025
Net assets at December 31, 2009	$ 1,118	$ 1,553	$ 283	$ 8,990

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class	ING FMR℠ Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class
Net assets at January 1, 2008	$ 28,743	$ 1,256	$ 6,948	$ 3,654
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(28)	(2)	89	47
Total realized gain (loss) on investments and capital gains distributions	265	(35)	(205)	(162)
Net unrealized appreciation (depreciation) of investments	(10,098)	(546)	(1,616)	(1,162)
Net increase (decrease) in net assets from operations	(9,861)	(583)	(1,732)	(1,277)
Changes from principal transactions:				
Total unit transactions	(5,304)	142	(1,734)	(492)
Increase (decrease) in assets derived from principal transactions	(5,304)	142	(1,734)	(492)
Total increase (decrease)	(15,165)	(441)	(3,466)	(1,769)
Net assets at December 31, 2008	13,578	815	3,482	1,885
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(79)	(3)	206	(21)
Total realized gain (loss) on investments and capital gains distributions	(1,834)	(108)	(474)	(234)
Net unrealized appreciation (depreciation) of investments	6,478	425	1,308	726
Net increase (decrease) in net assets from operations	4,565	314	1,040	471
Changes from principal transactions:				
Total unit transactions	(1,994)	108	73	(7)
Increase (decrease) in assets derived from principal transactions	(1,994)	108	73	(7)
Total increase (decrease)	2,571	422	1,113	464
Net assets at December 31, 2009	$ 16,149	$ 1,237	$ 4,595	$ 2,349

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Global Resources Portfolio - Service Class	ING Growth and Income Portfolio II - Institutional Class	ING Growth and Income Portfolio II - Service Class	ING Index Plus International Equity Portfolio - Institutional Class
Net assets at January 1, 2008	$ 11,102	$ 21,314	$ 434	$ 24,842
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	73	(128)	(2)	917
Total realized gain (loss) on investments and capital gains distributions	1,390	1,302	11	1,162
Net unrealized appreciation (depreciation) of investments	(6,547)	(11,479)	(237)	(11,378)
Net increase (decrease) in net assets from operations	(5,084)	(10,305)	(228)	(9,299)
Changes from principal transactions:				
Total unit transactions	180	(3,994)	(44)	(5,708)
Increase (decrease) in assets derived from principal transactions	180	(3,994)	(44)	(5,708)
Total increase (decrease)	(4,904)	(14,299)	(272)	(15,007)
Net assets at December 31, 2008	6,198	7,015	162	9,835
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(47)	187	4	552
Total realized gain (loss) on investments and capital gains distributions	(1,006)	(9,466)	(237)	(10,801)
Net unrealized appreciation (depreciation) of investments	3,285	10,270	252	11,730
Net increase (decrease) in net assets from operations	2,232	991	19	1,481
Changes from principal transactions:				
Total unit transactions	305	(8,006)	(181)	(11,316)
Increase (decrease) in assets derived from principal transactions	305	(8,006)	(181)	(11,316)
Total increase (decrease)	2,537	(7,015)	(162)	(9,835)
Net assets at December 31, 2009	$ 8,735	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Index Plus International Equity Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class
Net assets at January 1, 2008	$ 1,345	$ -	$ 9,890	$ 10,312
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	47	-	66	119
Total realized gain (loss) on investments and capital gains distributions	125	(77)	351	822
Net unrealized appreciation (depreciation) of investments	(666)	(47)	(4,720)	(5,878)
Net increase (decrease) in net assets from operations	(494)	(124)	(4,303)	(4,937)
Changes from principal transactions:				
Total unit transactions	(251)	263	(2,259)	(1,191)
Increase (decrease) in assets derived from principal transactions	(251)	263	(2,259)	(1,191)
Total increase (decrease)	(745)	139	(6,562)	(6,128)
Net assets at December 31, 2008	600	139	3,328	4,184
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	35	(1)	13	27
Total realized gain (loss) on investments and capital gains distributions	(621)	(37)	(1,259)	(597)
Net unrealized appreciation (depreciation) of investments	691	356	3,503	3,534
Net increase (decrease) in net assets from operations	105	318	2,257	2,964
Changes from principal transactions:				
Total unit transactions	(705)	890	606	1,060
Increase (decrease) in assets derived from principal transactions	(705)	890	606	1,060
Total increase (decrease)	(600)	1,208	2,863	4,024
Net assets at December 31, 2009	$ -	$ 1,347	$ 6,191	$ 8,208

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class
Net assets at January 1, 2008	$ 4,187	$ 145	$ 27,694	$ 2,897
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(14)	-	412	35
Total realized gain (loss) on investments and capital gains distributions	100	(4)	810	168
Net unrealized appreciation (depreciation) of investments	(1,062)	(40)	(9,990)	(1,247)
Net increase (decrease) in net assets from operations	(976)	(44)	(8,768)	(1,044)
Changes from principal transactions:				
Total unit transactions	(1,292)	1	(8,350)	(427)
Increase (decrease) in assets derived from principal transactions	(1,292)	1	(8,350)	(427)
Total increase (decrease)	(2,268)	(43)	(17,118)	(1,471)
Net assets at December 31, 2008	1,919	102	10,576	1,426
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8)	(1)	489	68
Total realized gain (loss) on investments and capital gains distributions	(218)	(4)	(7,744)	(1,058)
Net unrealized appreciation (depreciation) of investments	645	32	7,825	1,092
Net increase (decrease) in net assets from operations	419	27	570	102
Changes from principal transactions:				
Total unit transactions	(338)	14	(11,146)	(1,528)
Increase (decrease) in assets derived from principal transactions	(338)	14	(11,146)	(1,528)
Total increase (decrease)	81	41	(10,576)	(1,426)
Net assets at December 31, 2009	$ 2,000	$ 143	$ -	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING LifeStyle Aggressive Growth Portfolio - Service Class	ING LifeStyle Growth Portfolio - Service Class	ING LifeStyle Moderate Growth Portfolio - Service Class	ING LifeStyle Moderate Portfolio - Service Class
Net assets at January 1, 2008	$ 2,201	$ 8,193	$ 14,773	$ 12,276
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	23	63	51
Total realized gain (loss) on investments and capital gains distributions	(23)	254	172	26
Net unrealized appreciation (depreciation) of investments	(766)	(3,134)	(4,070)	(3,025)
Net increase (decrease) in net assets from operations	(782)	(2,857)	(3,835)	(2,948)
Changes from principal transactions:				
Total unit transactions	(351)	(559)	(3,941)	(2,014)
Increase (decrease) in assets derived from principal transactions	(351)	(559)	(3,941)	(2,014)
Total increase (decrease)	(1,133)	(3,416)	(7,776)	(4,962)
Net assets at December 31, 2008	1,068	4,777	6,997	7,314
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	28	151	287	378
Total realized gain (loss) on investments and capital gains distributions	(577)	(2,117)	(2,434)	(1,598)
Net unrealized appreciation (depreciation) of investments	803	2,830	3,476	2,586
Net increase (decrease) in net assets from operations	254	864	1,329	1,366
Changes from principal transactions:				
Total unit transactions	(1,322)	(5,641)	(8,326)	(8,680)
Increase (decrease) in assets derived from principal transactions	(1,322)	(5,641)	(8,326)	(8,680)
Total increase (decrease)	(1,068)	(4,777)	(6,997)	(7,314)
Net assets at December 31, 2009	$ -	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class
Net assets at January 1, 2008	$ 7,030	$ 955	$ 2,142	$ 13,733
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	132	8	(8)	(19)
Total realized gain (loss) on investments and capital gains distributions	575	37	(75)	575
Net unrealized appreciation (depreciation) of investments	(3,148)	(351)	(847)	(6,683)
Net increase (decrease) in net assets from operations	(2,441)	(306)	(930)	(6,127)
Changes from principal transactions:				
Total unit transactions	(569)	(191)	73	(2,468)
Increase (decrease) in assets derived from principal transactions	(569)	(191)	73	(2,468)
Total increase (decrease)	(3,010)	(497)	(857)	(8,595)
Net assets at December 31, 2008	4,020	458	1,285	5,138
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(3)	-	6
Total realized gain (loss) on investments and capital gains distributions	(1,358)	(157)	(278)	(1,112)
Net unrealized appreciation (depreciation) of investments	1,854	244	650	2,678
Net increase (decrease) in net assets from operations	498	84	372	1,572
Changes from principal transactions:				
Total unit transactions	(1,335)	(42)	(62)	(1,281)
Increase (decrease) in assets derived from principal transactions	(1,335)	(42)	(62)	(1,281)
Total increase (decrease)	(837)	42	310	291
Net assets at December 31, 2009	$ 3,183	$ 500	$ 1,595	$ 5,429

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Institutional Class
Net assets at January 1, 2008	$ 92,899	$ 1,623	$ 4,096	$ 3,002
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,304	73	74	37
Total realized gain (loss) on investments and capital gains distributions	2,269	75	89	(85)
Net unrealized appreciation (depreciation) of investments	(23,157)	(498)	(1,701)	(939)
Net increase (decrease) in net assets from operations	(17,584)	(350)	(1,538)	(987)
Changes from principal transactions:				
Total unit transactions	(26,475)	(120)	(397)	(567)
Increase (decrease) in assets derived from principal transactions	(26,475)	(120)	(397)	(567)
Total increase (decrease)	(44,059)	(470)	(1,935)	(1,554)
Net assets at December 31, 2008	48,840	1,153	2,161	1,448
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	648	21	92	2
Total realized gain (loss) on investments and capital gains distributions	(4,970)	(235)	(645)	(730)
Net unrealized appreciation (depreciation) of investments	11,208	375	1,101	791
Net increase (decrease) in net assets from operations	6,886	161	548	63
Changes from principal transactions:				
Total unit transactions	(9,057)	(26)	(471)	(1,511)
Increase (decrease) in assets derived from principal transactions	(9,057)	(26)	(471)	(1,511)
Total increase (decrease)	(2,171)	135	77	(1,448)
Net assets at December 31, 2009	$ 46,669	$ 1,288	$ 2,238	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Equity Income Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class
Net assets at January 1, 2008	$ 77	$ 2,850	$ 6,290	$ 21,812
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	165	97	316
Total realized gain (loss) on investments and capital gains distributions	(1)	(156)	(196)	1,196
Net unrealized appreciation (depreciation) of investments	(62)	(580)	(1,671)	(7,916)
Net increase (decrease) in net assets from operations	(60)	(571)	(1,770)	(6,404)
Changes from principal transactions:				
Total unit transactions	95	(531)	(755)	(5,268)
Increase (decrease) in assets derived from principal transactions	95	(531)	(755)	(5,268)
Total increase (decrease)	35	(1,102)	(2,525)	(11,672)
Net assets at December 31, 2008	112	1,748	3,765	10,140
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	226	(26)	25
Total realized gain (loss) on investments and capital gains distributions	(53)	(214)	(842)	(695)
Net unrealized appreciation (depreciation) of investments	61	1,210	1,187	2,808
Net increase (decrease) in net assets from operations	9	1,222	319	2,138
Changes from principal transactions:				
Total unit transactions	(121)	1,560	(982)	(897)
Increase (decrease) in assets derived from principal transactions	(121)	1,560	(982)	(897)
Total increase (decrease)	(112)	2,782	(663)	1,241
Net assets at December 31, 2009	$ -	$ 4,530	$ 3,102	$ 11,381

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class
Net assets at January 1, 2008	$ 3,758	$ 1,247	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	39	3	-	-
Total realized gain (loss) on investments and capital gains distributions	47	(117)	-	-
Net unrealized appreciation (depreciation) of investments	(1,278)	(284)	-	-
Net increase (decrease) in net assets from operations	(1,192)	(398)	-	-
Changes from principal transactions:				
Total unit transactions	(138)	(149)	-	-
Increase (decrease) in assets derived from principal transactions	(138)	(149)	-	-
Total increase (decrease)	(1,330)	(547)	-	-
Net assets at December 31, 2008	2,428	700	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	-	(13)	(17)
Total realized gain (loss) on investments and capital gains distributions	(356)	(253)	3	3
Net unrealized appreciation (depreciation) of investments	867	378	109	125
Net increase (decrease) in net assets from operations	526	125	99	111
Changes from principal transactions:				
Total unit transactions	(334)	(88)	5,526	7,553
Increase (decrease) in assets derived from principal transactions	(334)	(88)	5,526	7,553
Total increase (decrease)	192	37	5,625	7,664
Net assets at December 31, 2009	$ 2,620	$ 737	$ 5,625	$ 7,664

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class
Net assets at January 1, 2008	$ -	$ 9,010	$ 7,362	$ 1,268
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	319	188	(3)
Total realized gain (loss) on investments and capital gains distributions	-	590	32	(119)
Net unrealized appreciation (depreciation) of investments	-	(3,970)	(2,867)	(297)
Net increase (decrease) in net assets from operations	-	(3,061)	(2,647)	(419)
Changes from principal transactions:				
Total unit transactions	-	2,014	(326)	(411)
Increase (decrease) in assets derived from principal transactions	-	2,014	(326)	(411)
Total increase (decrease)	-	(1,047)	(2,973)	(830)
Net assets at December 31, 2008	-	7,963	4,389	438
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(21)	104	45	4
Total realized gain (loss) on investments and capital gains distributions	3	(1,192)	(1,167)	(101)
Net unrealized appreciation (depreciation) of investments	124	3,633	2,239	215
Net increase (decrease) in net assets from operations	106	2,545	1,117	118
Changes from principal transactions:				
Total unit transactions	8,922	512	551	(67)
Increase (decrease) in assets derived from principal transactions	8,922	512	551	(67)
Total increase (decrease)	9,028	3,057	1,668	51
Net assets at December 31, 2009	$ 9,028	$ 11,020	$ 6,057	$ 489

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Van Kampen Capital Growth Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING Money Market Portfolio - Class I
Net assets at January 1, 2008	$ -	$ 1,195	$ 318	$ 204,844
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(299)	30	(1)	8,230
Total realized gain (loss) on investments and capital gains distributions	(854)	41	(32)	411
Net unrealized appreciation (depreciation) of investments	(21,468)	(458)	(50)	(5,671)
Net increase (decrease) in net assets from operations	(22,621)	(387)	(83)	2,970
Changes from principal transactions:				
Total unit transactions	46,179	27	(112)	(436)
Increase (decrease) in assets derived from principal transactions	46,179	27	(112)	(436)
Total increase (decrease)	23,558	(360)	(195)	2,534
Net assets at December 31, 2008	23,558	835	123	207,378
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	61	3	(1)	(1,621)
Total realized gain (loss) on investments and capital gains distributions	(16,197)	(205)	(53)	73
Net unrealized appreciation (depreciation) of investments	21,468	373	134	-
Net increase (decrease) in net assets from operations	5,332	171	80	(1,548)
Changes from principal transactions:				
Total unit transactions	(28,890)	(141)	113	(65,472)
Increase (decrease) in assets derived from principal transactions	(28,890)	(141)	113	(65,472)
Total increase (decrease)	(23,558)	30	193	(67,020)
Net assets at December 31, 2009	$ -	$ 865	$ 316	$ 140,358

The accompanying notes are an integral part of these financial statements.

82

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING American Century Large Company Value Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Asset Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class
Net assets at January 1, 2008	$ 268	$ 1,399	$ 688	$ 5,233
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	25	(1)	(5)	(39)
Total realized gain (loss) on investments and capital gains distributions	(136)	87	(246)	2
Net unrealized appreciation (depreciation) of investments	4	(403)	(140)	(2,082)
Net increase (decrease) in net assets from operations	(107)	(317)	(391)	(2,119)
Changes from principal transactions:				
Total unit transactions	9	118	(31)	(349)
Increase (decrease) in assets derived from principal transactions	9	118	(31)	(349)
Total increase (decrease)	(98)	(199)	(422)	(2,468)
Net assets at December 31, 2008	170	1,200	266	2,765
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	12	(2)	(27)
Total realized gain (loss) on investments and capital gains distributions	(20)	(248)	(23)	(275)
Net unrealized appreciation (depreciation) of investments	19	626	107	1,154
Net increase (decrease) in net assets from operations	1	390	82	852
Changes from principal transactions:				
Total unit transactions	(171)	(281)	(10)	(282)
Increase (decrease) in assets derived from principal transactions	(171)	(281)	(10)	(282)
Total increase (decrease)	(170)	109	72	570
Net assets at December 31, 2009	$ -	$ 1,309	$ 338	$ 3,335

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Columbia Small Cap Value Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
Net assets at January 1, 2008	$ 1,676	$ 3,386	$ 2,982	$ 32,332
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(13)	(11)	23	(321)
Total realized gain (loss) on investments and capital gains distributions	(29)	(51)	165	1,691
Net unrealized appreciation (depreciation) of investments	(484)	(1,332)	(1,009)	(13,101)
Net increase (decrease) in net assets from operations	(526)	(1,394)	(821)	(11,731)
Changes from principal transactions:				
Total unit transactions	(389)	126	(631)	(4,303)
Increase (decrease) in assets derived from principal transactions	(389)	126	(631)	(4,303)
Total increase (decrease)	(915)	(1,268)	(1,452)	(16,034)
Net assets at December 31, 2008	761	2,118	1,530	16,298
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(9)	7	(212)
Total realized gain (loss) on investments and capital gains distributions	(114)	(548)	(157)	439
Net unrealized appreciation (depreciation) of investments	254	1,202	496	4,349
Net increase (decrease) in net assets from operations	141	645	346	4,576
Changes from principal transactions:				
Total unit transactions	(239)	(282)	(112)	(2,199)
Increase (decrease) in assets derived from principal transactions	(239)	(282)	(112)	(2,199)
Total increase (decrease)	(98)	363	234	2,377
Net assets at December 31, 2009	$ 663	$ 2,481	$ 1,764	$ 18,675

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Neuberger Berman Partners Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Initial Class
Net assets at January 1, 2008	$ 40,033	$ 47	$ 159,447	$ 66,638
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(288)	(1)	1,267	2,283
Total realized gain (loss) on investments and capital gains distributions	(865)	(33)	11,929	1,017
Net unrealized appreciation (depreciation) of investments	(15,646)	(39)	(71,805)	(13,035)
Net increase (decrease) in net assets from operations	(16,799)	(73)	(58,609)	(9,735)
Changes from principal transactions:				
Total unit transactions	(9,189)	252	(24,216)	(12,876)
Increase (decrease) in assets derived from principal transactions	(9,189)	252	(24,216)	(12,876)
Total increase (decrease)	(25,988)	179	(82,825)	(22,611)
Net assets at December 31, 2008	14,045	226	76,622	44,027
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	466	5	1,043	1,156
Total realized gain (loss) on investments and capital gains distributions	(10,941)	(22)	(1,495)	(694)
Net unrealized appreciation (depreciation) of investments	12,537	38	26,495	7,170
Net increase (decrease) in net assets from operations	2,062	21	26,043	7,632
Changes from principal transactions:				
Total unit transactions	(16,107)	(247)	(11,001)	(7,929)
Increase (decrease) in assets derived from principal transactions	(16,107)	(247)	(11,001)	(7,929)
Total increase (decrease)	(14,045)	(226)	15,042	(297)
Net assets at December 31, 2009	$ -	$ -	$ 91,664	$ 43,730

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class
Net assets at January 1, 2008	$ 20	$ 8,027	$ 355	$ 1,452
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	339	433	26
Total realized gain (loss) on investments and capital gains distributions	-	218	(453)	113
Net unrealized appreciation (depreciation) of investments	(4)	(649)	(4,889)	(908)
Net increase (decrease) in net assets from operations	(3)	(92)	(4,909)	(769)
Changes from principal transactions:				
Total unit transactions	(1)	2,005	17,222	1,740
Increase (decrease) in assets derived from principal transactions	(1)	2,005	17,222	1,740
Total increase (decrease)	(4)	1,913	12,313	971
Net assets at December 31, 2008	16	9,940	12,668	2,423
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	294	1,054	90
Total realized gain (loss) on investments and capital gains distributions	(1)	482	(769)	(100)
Net unrealized appreciation (depreciation) of investments	20	555	7,802	565
Net increase (decrease) in net assets from operations	22	1,331	8,087	555
Changes from principal transactions:				
Total unit transactions	70	3,067	(1,370)	327
Increase (decrease) in assets derived from principal transactions	70	3,067	(1,370)	327
Total increase (decrease)	92	4,398	6,717	882
Net assets at December 31, 2009	$ 108	$ 14,338	$ 19,385	$ 3,305

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class
Net assets at January 1, 2008	$ 2,417	$ 1,630	$ 1,381	$ 1,264
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	6	2	10
Total realized gain (loss) on investments and capital gains distributions	(30)	(33)	(220)	11
Net unrealized appreciation (depreciation) of investments	(680)	(626)	(308)	(241)
Net increase (decrease) in net assets from operations	(704)	(653)	(526)	(220)
Changes from principal transactions:				
Total unit transactions	(246)	219	(91)	305
Increase (decrease) in assets derived from principal transactions	(246)	219	(91)	305
Total increase (decrease)	(950)	(434)	(617)	85
Net assets at December 31, 2008	1,467	1,196	764	1,349
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	45	40	16	71
Total realized gain (loss) on investments and capital gains distributions	(257)	(120)	(27)	(134)
Net unrealized appreciation (depreciation) of investments	574	526	269	264
Net increase (decrease) in net assets from operations	362	446	258	201
Changes from principal transactions:				
Total unit transactions	180	697	178	(114)
Increase (decrease) in assets derived from principal transactions	180	697	178	(114)
Total increase (decrease)	542	1,143	436	87
Net assets at December 31, 2009	$ 2,009	$ 2,339	$ 1,200	$ 1,436

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Service Class
Net assets at January 1, 2008	$ 68,707	$ 53,823	$ -	$ 1,538
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(392)	16	394	(5)
Total realized gain (loss) on investments and capital gains distributions	8,428	4,236	(1,809)	(26)
Net unrealized appreciation (depreciation) of investments	(35,176)	(25,140)	(11,194)	(45)
Net increase (decrease) in net assets from operations	(27,140)	(20,888)	(12,609)	(76)
Changes from principal transactions:				
Total unit transactions	(8,917)	(7,724)	30,850	(1,462)
Increase (decrease) in assets derived from principal transactions	(8,917)	(7,724)	30,850	(1,462)
Total increase (decrease)	(36,057)	(28,612)	18,241	(1,538)
Net assets at December 31, 2008	32,650	25,211	18,241	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(265)	(303)	(211)	-
Total realized gain (loss) on investments and capital gains distributions	(2,117)	376	(2,245)	-
Net unrealized appreciation (depreciation) of investments	15,853	9,652	7,347	-
Net increase (decrease) in net assets from operations	13,471	9,725	4,891	-
Changes from principal transactions:				
Total unit transactions	(3,996)	(3,147)	(2,062)	-
Increase (decrease) in assets derived from principal transactions	(3,996)	(3,147)	(2,062)	-
Total increase (decrease)	9,475	6,578	2,829	-
Net assets at December 31, 2009	$ 42,125	$ 31,789	$ 21,070	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Net assets at January 1, 2008	$ 27,434	$ 30,926	$ 2,568	$ 112,954
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(134)	254	57	3,379
Total realized gain (loss) on investments and capital gains distributions	1,095	661	61	4,903
Net unrealized appreciation (depreciation) of investments	(11,027)	(12,137)	(955)	(32,701)
Net increase (decrease) in net assets from operations	(10,066)	(11,222)	(837)	(24,419)
Changes from principal transactions:				
Total unit transactions	(3,947)	(4,407)	(361)	(21,242)
Increase (decrease) in assets derived from principal transactions	(3,947)	(4,407)	(361)	(21,242)
Total increase (decrease)	(14,013)	(15,629)	(1,198)	(45,661)
Net assets at December 31, 2008	13,421	15,297	1,370	67,293
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	36	13	436
Total realized gain (loss) on investments and capital gains distributions	65	(655)	(475)	(3,284)
Net unrealized appreciation (depreciation) of investments	5,152	4,612	691	15,032
Net increase (decrease) in net assets from operations	5,222	3,993	229	12,184
Changes from principal transactions:				
Total unit transactions	(1,293)	(2,674)	(574)	(12,682)
Increase (decrease) in assets derived from principal transactions	(1,293)	(2,674)	(574)	(12,682)
Total increase (decrease)	3,929	1,319	(345)	(498)
Net assets at December 31, 2009	$ 17,350	$ 16,616	$ 1,025	$ 66,795

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class I
Net assets at January 1, 2008	$ 13,112	$ 14,104	$ 16,300	$ 339,189
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	333	136	245	947
Total realized gain (loss) on investments and capital gains distributions	641	1,355	1,195	4,363
Net unrealized appreciation (depreciation) of investments	(3,955)	(6,271)	(6,295)	(129,666)
Net increase (decrease) in net assets from operations	(2,981)	(4,780)	(4,855)	(124,356)
Changes from principal transactions:				
Total unit transactions	(1,853)	(886)	(1,837)	(28,154)
Increase (decrease) in assets derived from principal transactions	(1,853)	(886)	(1,837)	(28,154)
Total increase (decrease)	(4,834)	(5,666)	(6,692)	(152,510)
Net assets at December 31, 2008	8,278	8,438	9,608	186,679
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	573	754	743	761
Total realized gain (loss) on investments and capital gains distributions	(886)	(893)	(932)	(5,761)
Net unrealized appreciation (depreciation) of investments	1,547	1,880	1,817	54,072
Net increase (decrease) in net assets from operations	1,234	1,741	1,628	49,072
Changes from principal transactions:				
Total unit transactions	(818)	(1,485)	(1,191)	(20,232)
Increase (decrease) in assets derived from principal transactions	(818)	(1,485)	(1,191)	(20,232)
Total increase (decrease)	416	256	437	28,840
Net assets at December 31, 2009	$ 8,694	$ 8,694	$ 10,045	$ 215,519

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 3		ING GET U.S. Core Portfolio - Series 4		ING GET U.S. Core Portfolio - Series 5		ING GET U.S. Core Portfolio - Series 6	
Net assets at January 1, 2008	$	23,314	$	4,033	$	2,393	$	31,137
Increase (decrease) in net assets								
Operations:								
Net investment income (loss)		64		33		-		57
Total realized gain (loss) on investments								
and capital gains distributions		995		331		268		3,566
Net unrealized appreciation (depreciation)								
of investments		(2,136)		(623)		(479)		(5,913)
Net increase (decrease) in net assets from operations		(1,077)		(259)		(211)		(2,290)
Changes from principal transactions:								
Total unit transactions		(5,430)		(1,231)		(497)		(6,402)
Increase (decrease) in assets derived from principal								
transactions		(5,430)		(1,231)		(497)		(6,402)
Total increase (decrease)		(6,507)		(1,490)		(708)		(8,692)
Net assets at December 31, 2008		16,807		2,543		1,685		22,445
Increase (decrease) in net assets								
Operations:								
Net investment income (loss)		275		82		31		74
Total realized gain (loss) on investments								
and capital gains distributions		(1,224)		(533)		(72)		(1,088)
Net unrealized appreciation (depreciation)								
of investments		831		434		38		947
Net increase (decrease) in net assets from operations		(118)		(17)		(3)		(67)
Changes from principal transactions:								
Total unit transactions		(16,689)		(2,526)		(201)		(3,883)
Increase (decrease) in assets derived from principal								
transactions		(16,689)		(2,526)		(201)		(3,883)
Total increase (decrease)		(16,807)		(2,543)		(204)		(3,950)
Net assets at December 31, 2009	$	-	$	-	$	1,481	$	18,495

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10
Net assets at January 1, 2008	$ 19,355	$ 15,240	$ 11,868	$ 9,950
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	47	36	48	79
Total realized gain (loss) on investments and capital gains distributions	2,401	2,047	1,679	1,178
Net unrealized appreciation (depreciation) of investments	(3,677)	(3,239)	(2,484)	(1,796)
Net increase (decrease) in net assets from operations	(1,229)	(1,156)	(757)	(539)
Changes from principal transactions:				
Total unit transactions	(5,533)	(3,162)	(2,981)	(2,889)
Increase (decrease) in assets derived from principal transactions	(5,533)	(3,162)	(2,981)	(2,889)
Total increase (decrease)	(6,762)	(4,318)	(3,738)	(3,428)
Net assets at December 31, 2008	12,593	10,922	8,130	6,522
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	61	49	42	57
Total realized gain (loss) on investments and capital gains distributions	(571)	(663)	(343)	(415)
Net unrealized appreciation (depreciation) of investments	393	596	274	180
Net increase (decrease) in net assets from operations	(117)	(18)	(27)	(178)
Changes from principal transactions:				
Total unit transactions	(1,890)	(2,221)	(1,059)	(1,565)
Increase (decrease) in assets derived from principal transactions	(1,890)	(2,221)	(1,059)	(1,565)
Total increase (decrease)	(2,007)	(2,239)	(1,086)	(1,743)
Net assets at December 31, 2009	$ 10,586	$ 8,683	$ 7,044	$ 4,779

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14
Net assets at January 1, 2008	$ 11,430	$ 42,061	$ 33,324	$ 25,572
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	70	(4)	54	(15)
Total realized gain (loss) on investments and capital gains distributions	1,405	5,062	1,389	160
Net unrealized appreciation (depreciation) of investments	(1,698)	(8,028)	(1,590)	(20)
Net increase (decrease) in net assets from operations	(223)	(2,970)	(147)	125
Changes from principal transactions:				
Total unit transactions	(3,077)	(18,690)	(13,741)	(4,606)
Increase (decrease) in assets derived from principal transactions	(3,077)	(18,690)	(13,741)	(4,606)
Total increase (decrease)	(3,300)	(21,660)	(13,888)	(4,481)
Net assets at December 31, 2008	8,130	20,401	19,436	21,091
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	159	265	325	387
Total realized gain (loss) on investments and capital gains distributions	(557)	(1,488)	(354)	(123)
Net unrealized appreciation (depreciation) of investments	192	712	(694)	(825)
Net increase (decrease) in net assets from operations	(206)	(511)	(723)	(561)
Changes from principal transactions:				
Total unit transactions	(1,900)	(4,304)	(4,261)	(7,952)
Increase (decrease) in assets derived from principal transactions	(1,900)	(4,304)	(4,261)	(7,952)
Total increase (decrease)	(2,106)	(4,815)	(4,984)	(8,513)
Net assets at December 31, 2009	$ 6,024	$ 15,586	$ 14,452	$ 12,578

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I
Net assets at January 1, 2008	$ 9,192	$ 155,324	$ 14,668	$ 6,359
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(68)	1,188	67	6
Total realized gain (loss) on investments and capital gains distributions	148	18,649	1,344	113
Net unrealized appreciation (depreciation) of investments	(3,138)	(74,251)	(6,555)	(2,004)
Net increase (decrease) in net assets from operations	(3,058)	(54,414)	(5,144)	(1,885)
Changes from principal transactions:				
Total unit transactions	(2,391)	(21,001)	(1,710)	(1,009)
Increase (decrease) in assets derived from principal transactions	(2,391)	(21,001)	(1,710)	(1,009)
Total increase (decrease)	(5,449)	(75,415)	(6,854)	(2,894)
Net assets at December 31, 2008	3,743	79,909	7,814	3,465
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(51)	1,552	74	36
Total realized gain (loss) on investments and capital gains distributions	(185)	(3,224)	(608)	(347)
Net unrealized appreciation (depreciation) of investments	2,199	16,931	2,701	1,080
Net increase (decrease) in net assets from operations	1,963	15,259	2,167	769
Changes from principal transactions:				
Total unit transactions	(50)	(10,807)	(682)	(295)
Increase (decrease) in assets derived from principal transactions	(50)	(10,807)	(682)	(295)
Total increase (decrease)	1,913	4,452	1,485	474
Net assets at December 31, 2009	$ 5,656	$ 84,361	$ 9,299	$ 3,939

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S	ING Opportunistic Large Cap Growth Portfolio - Class I	ING Opportunistic Large Cap Portfolio - Class I
Net assets at January 1, 2008	$ -	$ -	$ 17,364	$ 8,809
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	-	(45)	59
Total realized gain (loss) on investments and capital gains distributions	-	-	663	1,286
Net unrealized appreciation (depreciation) of investments	(104)	-	(7,666)	(4,318)
Net increase (decrease) in net assets from operations	(101)	-	(7,048)	(2,973)
Changes from principal transactions:				
Total unit transactions	312	-	(2,353)	(1,154)
Increase (decrease) in assets derived from principal transactions	312	-	(2,353)	(1,154)
Total increase (decrease)	211	-	(9,401)	(4,127)
Net assets at December 31, 2008	211	-	7,963	4,682
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(58)	-	24	54
Total realized gain (loss) on investments and capital gains distributions	23	2	(672)	(643)
Net unrealized appreciation (depreciation) of investments	1,073	3	1,912	1,931
Net increase (decrease) in net assets from operations	1,038	5	1,264	1,342
Changes from principal transactions:				
Total unit transactions	10,608	37	(9,227)	7,464
Increase (decrease) in assets derived from principal transactions	10,608	37	(9,227)	7,464
Total increase (decrease)	11,646	42	(7,963)	8,806
Net assets at December 31, 2009	$ 11,857	$ 42	$ -	$ 13,488

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Opportunistic Large Cap Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I
Net assets at January 1, 2008	$ 784	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	-	7	-
Total realized gain (loss) on investments and capital gains distributions	44	-	(6)	-
Net unrealized appreciation (depreciation) of investments	(266)	-	(12)	-
Net increase (decrease) in net assets from operations	(219)	-	(11)	-
Changes from principal transactions:				
Total unit transactions	(280)	-	652	-
Increase (decrease) in assets derived from principal transactions	(280)	-	652	-
Total increase (decrease)	(499)	-	641	-
Net assets at December 31, 2008	285	-	641	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	(165)	(115)	(56)
Total realized gain (loss) on investments and capital gains distributions	(163)	270	321	188
Net unrealized appreciation (depreciation) of investments	166	4,353	3,039	1,582
Net increase (decrease) in net assets from operations	9	4,458	3,245	1,714
Changes from principal transactions:				
Total unit transactions	(294)	24,450	16,229	8,470
Increase (decrease) in assets derived from principal transactions	(294)	24,450	16,229	8,470
Total increase (decrease)	(285)	28,908	19,474	10,184
Net assets at December 31, 2009	$ -	$ 28,908	$ 20,115	$ 10,184

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I
Net assets at January 1, 2008	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	(5)	(6)
Net unrealized appreciation (depreciation) of investments	-	-	(13)	(10)
Net increase (decrease) in net assets from operations	-	-	(18)	(16)
Changes from principal transactions:				
Total unit transactions	-	-	47	51
Increase (decrease) in assets derived from principal transactions	-	-	47	51
Total increase (decrease)	-	-	29	35
Net assets at December 31, 2008	-	-	29	35
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10)	-	(1)	(1)
Total realized gain (loss) on investments and capital gains distributions	20	1	-	(9)
Net unrealized appreciation (depreciation) of investments	238	10	39	38
Net increase (decrease) in net assets from operations	248	11	38	28
Changes from principal transactions:				
Total unit transactions	1,320	90	92	60
Increase (decrease) in assets derived from principal transactions	1,320	90	92	60
Total increase (decrease)	1,568	101	130	88
Net assets at December 31, 2009	$ 1,568	$ 101	$ 159	$ 123

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Small Company Portfolio - Class I	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I
Net assets at January 1, 2008	$ 53,080	$ -	$ 6,503	$ 860
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(50)	1	91	(6)
Total realized gain (loss) on investments and capital gains distributions	3,837	1	344	(14)
Net unrealized appreciation (depreciation) of investments	(18,242)	4	(2,981)	(312)
Net increase (decrease) in net assets from operations	(14,455)	6	(2,546)	(332)
Changes from principal transactions:				
Total unit transactions	(10,756)	90	(350)	(30)
Increase (decrease) in assets derived from principal transactions	(10,756)	90	(350)	(30)
Total increase (decrease)	(25,211)	96	(2,896)	(362)
Net assets at December 31, 2008	27,869	96	3,607	498
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(143)	9	23	(3)
Total realized gain (loss) on investments and capital gains distributions	(2,713)	15	(1,727)	(133)
Net unrealized appreciation (depreciation) of investments	9,234	4	2,308	280
Net increase (decrease) in net assets from operations	6,378	28	604	144
Changes from principal transactions:				
Total unit transactions	(3,347)	551	(891)	(119)
Increase (decrease) in assets derived from principal transactions	(3,347)	551	(891)	(119)
Total increase (decrease)	3,031	579	(287)	25
Net assets at December 31, 2009	$ 30,900	$ 675	$ 3,320	$ 523

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares
Net assets at January 1, 2008	$ 6,959	$ 410	$ 4,184	$ 23
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(58)	(3)	(39)	-
Total realized gain (loss) on investments and capital gains distributions	782	(20)	607	2
Net unrealized appreciation (depreciation) of investments	(2,722)	(128)	(1,789)	(5)
Net increase (decrease) in net assets from operations	(1,998)	(151)	(1,221)	(3)
Changes from principal transactions:				
Total unit transactions	(2,241)	263	(1,087)	(4)
Increase (decrease) in assets derived from principal transactions	(2,241)	263	(1,087)	(4)
Total increase (decrease)	(4,239)	112	(2,308)	(7)
Net assets at December 31, 2008	2,720	522	1,876	16
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(29)	(3)	(22)	1
Total realized gain (loss) on investments and capital gains distributions	125	(182)	(167)	-
Net unrealized appreciation (depreciation) of investments	809	206	658	3
Net increase (decrease) in net assets from operations	905	21	469	4
Changes from principal transactions:				
Total unit transactions	(636)	(223)	(341)	(7)
Increase (decrease) in assets derived from principal transactions	(636)	(223)	(341)	(7)
Total increase (decrease)	269	(202)	128	(3)
Net assets at December 31, 2009	$ 2,989	$ 320	$ 2,004	$ 13

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	Janus Aspen Series Worldwide Portfolio - Institutional Shares
Net assets at January 1, 2008	$ 8	$ 12	$ 9	$ 8
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	1	-	-	-
Net unrealized appreciation (depreciation) of investments	(3)	-	(4)	(2)
Net increase (decrease) in net assets from operations	(2)	-	(4)	(2)
Changes from principal transactions:				
Total unit transactions	(5)	(9)	-	(4)
Increase (decrease) in assets derived from principal transactions	(5)	(9)	-	(4)
Total increase (decrease)	(7)	(9)	(4)	(6)
Net assets at December 31, 2008	1	3	5	2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	(1)	-
Net unrealized appreciation (depreciation) of investments	1	-	2	1
Net increase (decrease) in net assets from operations	1	-	1	1
Changes from principal transactions:				
Total unit transactions	-	-	(4)	(2)
Increase (decrease) in assets derived from principal transactions	-	-	(4)	(2)
Total increase (decrease)	1	-	(3)	(1)
Net assets at December 31, 2009	$ 2	$ 3	$ 2	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA
Net assets at January 1, 2008	$ 4,141	$ 84	$ 434	$ 617
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	1	2	(1)
Total realized gain (loss) on investments and capital gains distributions	(235)	5	19	10
Net unrealized appreciation (depreciation) of investments	(1,270)	(37)	(191)	(245)
Net increase (decrease) in net assets from operations	(1,497)	(31)	(170)	(236)
Changes from principal transactions:				
Total unit transactions	(644)	(6)	(9)	1
Increase (decrease) in assets derived from principal transactions	(644)	(6)	(9)	1
Total increase (decrease)	(2,141)	(37)	(179)	(235)
Net assets at December 31, 2008	2,000	47	255	382
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	1	2	-
Total realized gain (loss) on investments and capital gains distributions	(594)	-	(14)	(26)
Net unrealized appreciation (depreciation) of investments	980	17	76	173
Net increase (decrease) in net assets from operations	379	18	64	147
Changes from principal transactions:				
Total unit transactions	(278)	(3)	(31)	57
Increase (decrease) in assets derived from principal transactions	(278)	(3)	(31)	57
Total increase (decrease)	101	15	33	204
Net assets at December 31, 2009	$ 2,101	$ 62	$ 288	$ 586

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Oppenheimer MidCap Fund/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Net assets at January 1, 2008	$ 180	$ 4,609	$ 2,870	$ 1,452
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	176	(10)	62
Total realized gain (loss) on investments and capital gains distributions	(20)	-	(307)	(200)
Net unrealized appreciation (depreciation) of investments	(28)	(764)	(1,479)	(169)
Net increase (decrease) in net assets from operations	(49)	(588)	(1,796)	(307)
Changes from principal transactions:				
Total unit transactions	(94)	1,867	(41)	(837)
Increase (decrease) in assets derived from principal transactions	(94)	1,867	(41)	(837)
Total increase (decrease)	(143)	1,279	(1,837)	(1,144)
Net assets at December 31, 2008	37	5,888	1,033	308
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	167	7	24
Total realized gain (loss) on investments and capital gains distributions	(22)	157	(702)	(124)
Net unrealized appreciation (depreciation) of investments	31	821	1,653	252
Net increase (decrease) in net assets from operations	8	1,145	958	152
Changes from principal transactions:				
Total unit transactions	150	1,679	829	91
Increase (decrease) in assets derived from principal transactions	150	1,679	829	91
Total increase (decrease)	158	2,824	1,787	243
Net assets at December 31, 2009	$ 195	$ 8,712	$ 2,820	$ 551

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Premier VIT OpCap Mid Cap Portfolio - Class I	Wanger International	Wanger Select	Wanger USA
Net assets at January 1, 2008	$ -	$ 1,172	$ 4,305	$ 436
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	2	(26)	(3)
Total realized gain (loss) on investments and capital gains distributions	-	(271)	(189)	(22)
Net unrealized appreciation (depreciation) of investments	-	(185)	(1,660)	(142)
Net increase (decrease) in net assets from operations	-	(454)	(1,875)	(167)
Changes from principal transactions:				
Total unit transactions	-	(312)	(698)	(38)
Increase (decrease) in assets derived from principal transactions	-	(312)	(698)	(38)
Total increase (decrease)	-	(766)	(2,573)	(205)
Net assets at December 31, 2008	-	406	1,732	231
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	23	(17)	(2)
Total realized gain (loss) on investments and capital gains distributions	1	(13)	(652)	(107)
Net unrealized appreciation (depreciation) of investments	100	224	1,708	219
Net increase (decrease) in net assets from operations	99	234	1,039	110
Changes from principal transactions:				
Total unit transactions	609	773	74	91
Increase (decrease) in assets derived from principal transactions	609	773	74	91
Total increase (decrease)	708	1,007	1,113	201
Net assets at December 31, 2009	$ 708	$ 1,413	$ 2,845	$ 432

The accompanying notes are an integral part of these financial statements.

1.   Organization

Variable Annuity Account B of ING Life Insurance and Annuity Company (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware.   ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation over the next four years by divestment of its insurance and investment management operations, including the Account. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales, or combinations thereof.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Account is exclusively for use with Contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2009, the Account had 138 investment divisions (the "Divisions"), 36 of which invest in independently managed mutual funds and 102 of which invest in mutual funds managed by affiliates, either Directed Services LLC ("DSL"), or ING Investments, LLC ("IIL").   The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts").   Investment Divisions with asset balances at December 31, 2009 and related Trusts are as follows:

AIM Variable Insurance Funds:
   AIM V.I. Capital Appreciation Fund - Series I Shares
   AIM V.I. Core Equity Fund - Series I Shares
Calvert Variable Series, Inc.:
   Calvert Social Balanced Portfolio
Federated Insurance Series:
   Federated Capital Income Fund II
   Federated Clover Value Fund II - Primary Shares
   Federated Equity Income Fund II
   Federated Fund for U.S. Government Securities II

Federated Insurance Series (continued):
   Federated High Income Bond Fund II - Primary
    Shares
   Federated International Equity Fund II
   Federated Mid Cap Growth Strategies Fund II
   Federated Prime Money Fund II
Fidelity® Variable Insurance Products:
   Fidelity® VIP Equity-Income Portfolio - Initial Class
   Fidelity® VIP Growth Portfolio - Initial Class
   Fidelity® VIP High Income Portfolio - Initial Class
   Fidelity® VIP Overseas Portfolio - Initial Class

Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Investment Grade Bond Portfolio -
    Initial Class
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class I
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class I
ING Investors Trust:
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio
  ING Artio Foreign Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio -
    Institutional Class
  ING Clarion Global Real Estate Portfolio -
    Institutional Class*
  ING Clarion Global Real Estate Portfolio - Service
    Class
  ING Clarion Real Estate Portfolio - Service Class
  ING Evergreen Health Sciences Portfolio - Service
    Class
  ING Evergreen Omega Portfolio - Institutional Class
  ING FMR^{SM} Diversified Mid Cap Portfolio -
    Institutional Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service
    Class
  ING Franklin Income Portfolio - Service Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Global Resources Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service Class*
  ING JPMorgan Emerging Markets Equity Portfolio -
    Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio -
    Service Class
  ING JPMorgan Small Cap Core Equity Portfolio -
    Institutional Class
  ING JPMorgan Small Cap Core Equity Portfolio -
    Service Class
  ING Lord Abbett Affiliated Portfolio - Institutional
    Class
  ING Lord Abbett Affiliated Portfolio - Service Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio -
    Service Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Equity Income Portfolio - Institutional
    Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Institutional
    Class

ING Investors Trust (continued):
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Retirement Growth Portfolio - Adviser Class**
  ING Retirement Moderate Growth Portfolio - Adviser
    Class**
  ING Retirement Moderate Portfolio - Adviser Class**
  ING T. Rowe Price Capital Appreciation Portfolio -
    Service Class
  ING T. Rowe Price Equity Income Portfolio - Service
    Class
  ING Templeton Global Growth Portfolio - Service
    Class
  ING Van Kampen Growth and Income Portfolio -
    Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio -
    Service Class
ING Money Market Portfolio:
  ING Money Market Portfolio - Class I
ING Partners, Inc.:
  ING American Century Small-Mid Cap Value
    Portfolio - Service Class
  ING Baron Asset Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Service
    Class
  ING Columbia Small Cap Value Portfolio - Service
    Class
  ING Davis New York Venture Portfolio - Service
    Class
  ING JPMorgan Mid Cap Value Portfolio - Service
    Class
  ING Legg Mason Partners Aggressive Growth
    Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Strategic Income Portfolio - Initial
    Class
  ING Oppenheimer Strategic Income Portfolio -
    Service Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Initial
    Class
  ING Templeton Foreign Equity Portfolio - Initial
    Class*
  ING Thornburg Value Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial
    Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio -
    Initial Class

ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio -
    Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology
    Opportunities Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class I
  ING International Index Portfolio - Class I*
  ING International Index Portfolio - Class S**
  ING Opportunistic Large Cap Portfolio - Class I
  ING Russell™ Large Cap Growth Index Portfolio -
    Class I**
  ING Russell™ Large Cap Index Portfolio - Class I*
  ING Russell™ Large Cap Value Index Portfolio -
    Class I**
  ING Russell™ Large Cap Value Index Portfolio -
    Class S**
  ING Russell™ Mid Cap Growth Index Portfolio -
    Class S**
  ING Russell™ Mid Cap Index Portfolio - Class I*
  ING Russell™ Small Cap Index Portfolio - Class I*
  ING Small Company Portfolio - Class I
  ING U.S. Bond Index Portfolio - Class I*

ING Variable Products Trust:
  ING International Value Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class I
  ING SmallCap Opportunities Portfolio - Class S
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Institutional
    Shares
  Janus Aspen Series Enterprise Portfolio - Institutional
    Shares
  Janus Aspen Series Flexible Bond Portfolio -
    Institutional Shares
  Janus Aspen Series Janus Portfolio - Institutional
    Shares
  Janus Aspen Series Worldwide Portfolio -
    Institutional Shares
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Mid-Cap Value Portfolio -
    Class VC
Oppenheimer Variable Account Funds:
  Oppenheimer Global Securities/VA
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small Cap Fund®/VA
  Oppenheimer MidCap Fund/VA
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Emerging Markets VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I
Premier VIT:
  Premier VIT OpCap Mid Cap Portfolio - Class I**
Wanger Advisors Trust:
  Wanger International
  Wanger Select
  Wanger USA

*   Division added in 2008
** Division added in 2009

The names of certain Divisions were changed during 2009. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Federated Insurance Series:	Federated Insurance Series:
Federated Clover Value Fund II - Primary Shares	Federated American Leaders Fund II - Primary Shares
ING Balanced Portfolio, Inc.:	ING VP Balanced Portfolio, Inc.:
ING Balanced Portfolio - Class I	ING VP Balanced Portfolio - Class I
ING Intermediate Bond Portfolio:	ING VP Intermediate Bond Portfolio:
ING Intermediate Bond Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I
ING Investors Trust:	ING Investors Trust:
ING Artio Foreign Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service Class
ING Clarion Global Real Estate Portfolio - Institutional Class	ING Global Real Estate Portfolio - Institutional Class

Current Name	Former Name
ING Investors Trust (continued):	ING Investors Trust (continued):
ING Clarion Global Real Estate Portfolio - Service Class	ING Global Real Estate Portfolio - Service Class
ING Clarion Real Estate Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Service Class
ING Growth and Income Portfolio II - Institutional Class	ING Legg Mason Value Portfolio - Institutional Class
ING Growth and Income Portfolio II - Service Class	ING Legg Mason Value Portfolio - Service Class
ING Index Plus International Equity Portfolio - Institutional Class	ING VP Index Plus International Equity Portfolio - Institutional Class
ING Index Plus International Equity Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Service Class
ING Money Market Portfolio:	ING VP Money Market Portfolio:
ING Money Market Portfolio - Class I	ING VP Money Market Portfolio - Class I
ING Partners, Inc.:	ING Partners, Inc.:
ING Columbia Small Cap Value Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:	ING Strategic Allocation Portfolios, Inc.:
ING Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Conservative Portfolio - Class I
ING Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I
ING Strategic Allocation Moderate Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:	ING Variable Funds:
ING Growth and Income Portfolio - Class I	ING VP Growth and Income Portfolio - Class I
ING Variable Portfolios, Inc.:	ING Variable Portfolios, Inc.:
ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING BlackRock Global Science and Technology Portfolio - Class I
ING Index Plus LargeCap Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I
ING Index Plus MidCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I
ING Index Plus SmallCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I
ING Opportunistic Large Cap Portfolio - Class I	ING Opportunistic Large Cap Value Portfolio - Class I
ING Opportunistic Large Cap Portfolio - Class S	ING Opportunistic Large Cap Value Portfolio - Class S
ING Small Company Portfolio - Class I	ING VP Small Company Portfolio - Class I
ING U.S. Bond Index Portfolio - Class I	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I
ING Variable Products Trust:	ING Variable Products Trust:
ING International Value Portfolio - Class I	ING VP International Value Portfolio - Class I
ING MidCap Opportunities Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I
ING MidCap Opportunities Portfolio - Class S	ING VP MidCap Opportunities Portfolio - Class S
ING SmallCap Opportunities Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class I
ING SmallCap Opportunities Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class S
Janus Aspen Series:	Janus Aspen Series:
Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares
Janus Aspen Series Janus Portfolio - Institutional Shares	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares
Janus Aspen Series Worldwide Portfolio - Institutional Shares	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares

During 2009, the following Divisions were closed to contractowners:

ING Investors Trust:
   ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
   ING Growth and Income Portfolio II - Institutional Class
   ING Growth and Income Portfolio II - Service Class
   ING Index Plus International Equity Portfolio - Institutional Class
   ING Index Plus International Equity Portfolio - Service Class
   ING JPMorgan Value Opportunities Portfolio - Institutional Class
   ING JPMorgan Value Opportunities Portfolio - Service Class
   ING LifeStyle Aggressive Growth Portfolio - Service Class
   ING LifeStyle Growth Portfolio - Service Class
   ING LifeStyle Moderate Growth Portfolio - Service Class
   ING LifeStyle Moderate Portfolio - Service Class
   ING Oppenheimer Main Street Portfolio® - Institutional Class
   ING Oppenheimer Main Street Portfolio® - Service Class
   ING Van Kampen Capital Growth Portfolio - Institutional Class
ING Partners, Inc.:
   ING American Century Large Company Value Portfolio - Service Class
   ING Neuberger Berman Partners Portfolio - Initial Class
   ING Neuberger Berman Partners Portfolio - Service Class
ING Variable Insurance Trust:
   ING GET U.S. Core Portfolio - Series 3
   ING GET U.S. Core Portfolio - Series 4
ING Variable Portfolios, Inc.:
   ING Opportunistic Large Cap Growth Portfolio - Class I

The following Division was available to contractowners during 2009 but had no net assets as of December 31, 2009:

ING Partners, Inc.:
   ING Templeton Foreign Equity Portfolio - Service Class
ING Variable Portfolios, Inc.:
   ING Opportunistic Large Cap Portfolio - Class S

The following Divisions were available to contractowners during 2009, but did not have any activity as of December 31, 2009:

American Funds Insurance Series:
   American Funds Insurance Series® - Growth Income Fund - Class 2
   American Funds Insurance Series® - International Fund - Class 2
BlackRock Funds℠:
   BlackRock Inflation Protected Bond Fund - Institutional Class
Fidelity® Variable Insurance Products V:
   Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
ING Investors Trust:
   ING BlackRock Large Cap Growth Portfolio - Service Class
   ING Global Resources Portfolio - Institutional Class
   ING PIMCO High Yield Portfolio - Institutional Class
   ING Stock Index Portfolio - Institutional Class
   ING Stock Index Portfolio - Service Class

ING Money Market Portfolio:
   ING Money Market Portfolio - Class S
ING Partners, Inc.:
   ING Oppenheimer Global Portfolio - Service Class
   ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
   ING Van Kampen Equity and Income Portfolio - Service Class
ING Variable Funds:
   ING Growth and Income Portfolio - Class S
ING Variable Portfolios, Inc.:
   ING Dow Jones Euro STOXX 50 Index Portfolio - Institutional Class
Oppenheimer Variable Account Funds:
   Oppenheimer Strategic Bond Fund/VA

Effective October 7, 2008, ING Money Market Portfolio changed its investment objective to seeking to maintain a stable share price of $1.00 per share. In connection with this change, ING Money Market Portfolio utilized a stock split and distributed additional shares to its shareholders such that each shareholder's proportionate interest and aggregate value of investment in ING Money Market Portfolio remained the same.

2. **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ILIAC.

Contractowner Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Due to related parties on the Statements of Assets and Liabilities.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2009 and for the years ended December 31, 2009 and 2008, were issued.

3. **Recently Adopted Accounting Standards**

FASB Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2009-01, "Topic 105 - Generally Accepted Accounting Principles: amendments based on Statement of Financial Accounting Standards ("FAS") No. 168 - The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles" ("ASU 2009-01"), which confirms that as of July 1, 2009, the "FASB Accounting Standards Codification™" ("the Codification" or "ASC") is the single official source of authoritative, nongovernmental US GAAP. All existing accounting standard documents are superseded, and all other accounting literature not included in the Codification is considered nonauthoritative.

The Account adopted the Codification as of July 1, 2009. There was no effect on the Account's net assets and results of operations. The Account has revised its disclosures to incorporate references to the Codification topics.

Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Account on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements," which clarifies that an SEC filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Account determined that there was no effect on the Account's net assets and results of operations upon adoption, as the guidance is consistent with that previously applied by the Account under US auditing standards. The disclosure provisions included in ASC Topic 855, as amended, are presented in the Significant Accounting Policies footnote.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued new guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, included in ASC Topic 820, "Fair Value Measurements and Disclosures," which confirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. In addition, this guidance, as included in ASC Topic 820:

- Clarifies factors for determining whether there has been a significant decrease in market activity for an asset or liability;
- Requires an entity to determine whether a transaction is not orderly based on the weight of the evidence; and
- Requires an entity to disclose in interim and annual periods the input and valuation technique used to measure fair value and any change in valuation technique.

These provisions, as included in ASC Topic 820, were adopted by the Account on April 1, 2009. The Account determined, however, that there was no effect on the Account's net assets and results of operations upon adoption, as its guidance is consistent with that previously applied by the Account under US GAAP.

Fair Value Measurements

In September 2006, the FASB issued new guidance on fair value measurements included in ASC Topic 820, "Fair Value Measurements and Disclosures," which provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. ASC Topic 820 does not expand the use of fair value to any new circumstances.

ASC Topic 820 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, ASC Topic 820 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. ASC Topic 820 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

The adoption of ASC Topic 820 on January 1, 2008 did not have an impact on the Account's net assets or results of operations. New disclosures are included in the Financial Instruments footnote.

4.   Financial Instruments

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual Fund Investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2009 and 2008, respectively, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2009.

The ASC Topic 820 fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

▪   Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.

- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

5. Charges and Fees

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.25% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of up to 0.25% of the assets attributable to the Contracts.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $40 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the

Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.

Other Contract Charges

Under the Fixed/Variable Single Premium Immediate Annuity contract, an additional annual charge of 1.00% is deducted daily from the accumulation values for contractowners who select the Guaranteed Minimum Income feature. For Deferred Variable Annuity contracts, an additional annual charge of up to 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds. In addition, an annual charge of up to 0.50% is deducted daily from the accumulation values for contractowners who select the Premium Bonus Option feature.

Fees Waived by ILIAC

Certain charges and fees for various types of Contracts are currently waived by ILIAC. ILIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

6.   **Related Party Transactions**

During the year ended December 31, 2009, management fees were paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Balanced Portfolio, Inc., ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING Variable Products Trust. The annual fee rate ranged from 0.08% to 0.95% of the average net assets of each respective Fund.

Management fees were also paid indirectly to DSL, an affiliate of the Company, in its capacity as investment manager to ING Investors Trust and ING Partners, Inc. The Trusts' advisory agreement provided for fees at annual rates ranging up to 1.25% of the average net assets of each respective Fund.

7. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follows:

	Year ended December 31			
	2009		**2008**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in Thousands)			
AIM Variable Insurance Funds:				
AIM V.I. Capital Appreciation Fund - Series I Shares	$ 98	$ 77	$ 60	$ 79
AIM V.I. Core Equity Fund - Series I Shares	486	322	817	711
Calvert Variable Series, Inc.:				
Calvert Social Balanced Portfolio	209	353	201	205
Federated Insurance Series:				
Federated Capital Income Fund II	111	326	327	839
Federated Clover Value Fund II - Primary Shares	310	2,080	4,312	3,765
Federated Equity Income Fund II	136	492	164	1,093
Federated Fund for U.S. Government Securities II	97	397	163	354
Federated High Income Bond Fund II - Primary Shares	487	861	489	843
Federated International Equity Fund II	67	291	46	870
Federated Mid Cap Growth Strategies Fund II	78	791	1,454	1,575
Federated Prime Money Fund II	1,305	1,549	992	1,160
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Initial Class	2,018	11,438	3,746	32,171
Fidelity® VIP Growth Portfolio - Initial Class	309	1,593	1,524	2,927
Fidelity® VIP High Income Portfolio - Initial Class	461	396	8	10
Fidelity® VIP Overseas Portfolio - Initial Class	823	951	2,551	2,932
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Contrafund® Portfolio - Initial Class	4,286	20,151	12,211	46,184
Fidelity® VIP Index 500 Portfolio - Initial Class	1,437	4,123	2,236	7,260
Fidelity® Variable Insurance Products V:				
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	88	98	41	171
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities Fund - Class 2	755	690	993	807
ING Balanced Portfolio, Inc.:				
ING Balanced Portfolio - Class I	4,550	15,156	16,851	29,930
ING Intermediate Bond Portfolio:				
ING Intermediate Bond Portfolio - Class I	25,841	26,612	41,809	28,452
ING Investors Trust:				
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	15	97	33	53
ING American Funds Growth Portfolio	3,078	3,481	4,934	7,729
ING American Funds Growth-Income Portfolio	1,839	2,690	2,767	6,910
ING American Funds International Portfolio	4,354	3,439	6,993	10,253
ING Artio Foreign Portfolio - Service Class	1,800	2,738	3,580	4,659
ING BlackRock Large Cap Growth Portfolio - Institutional Class	876	3,796	4,359	7,583
ING Clarion Global Real Estate Portfolio - Institutional Class	746	433	1,771	186
ING Clarion Global Real Estate Portfolio - Service Class	210	253	374	991

| | Year ended December 31 | | | |
| | 2009 | | 2008 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in Thousands)			
ING Investors Trust (continued):				
ING Clarion Real Estate Portfolio - Service Class	$ 465	$ 277	$ 1,596	$ 871
ING Evergreen Health Sciences Portfolio - Service Class	96	522	754	296
ING Evergreen Omega Portfolio - Institutional Class	893	1,593	2,164	3,126
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	1,196	3,270	2,739	6,525
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	394	290	693	459
ING Franklin Income Portfolio - Service Class	1,529	1,250	1,455	3,061
ING Franklin Mutual Shares Portfolio - Service Class	371	399	468	908
ING Global Resources Portfolio - Service Class	1,894	1,636	6,615	4,479
ING Growth and Income Portfolio II - Institutional Class	312	8,131	3,518	4,489
ING Growth and Income Portfolio II - Service Class	25	202	96	65
ING Index Plus International Equity Portfolio - Institutional Class	819	11,582	7,205	6,970
ING Index Plus International Equity Portfolio - Service Class	91	760	455	399
ING Janus Contrarian Portfolio - Service Class	1,141	251	416	126
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	2,238	1,619	3,140	4,970
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	2,522	1,436	2,576	3,197
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	128	433	434	1,477
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	26	10	90	79
ING JPMorgan Value Opportunities Portfolio - Institutional Class	599	11,256	2,789	8,707
ING JPMorgan Value Opportunities Portfolio - Service Class	155	1,615	414	567
ING LifeStyle Aggressive Growth Portfolio - Service Class	112	1,389	451	634
ING LifeStyle Growth Portfolio - Service Class	855	6,255	2,268	2,446
ING LifeStyle Moderate Growth Portfolio - Service Class	634	8,535	1,844	5,230
ING LifeStyle Moderate Portfolio - Service Class	2,131	10,332	3,075	4,713
ING Lord Abbett Affiliated Portfolio - Institutional Class	208	1,542	1,243	904
ING Lord Abbett Affiliated Portfolio - Service Class	130	175	215	294
ING Marsico Growth Portfolio - Service Class	487	549	716	651
ING Marsico International Opportunities Portfolio - Service Class	332	1,608	2,940	4,421
ING MFS Total Return Portfolio - Institutional Class	2,292	10,702	11,093	27,605
ING MFS Total Return Portfolio - Service Class	422	427	403	307
ING MFS Utilities Portfolio - Service Class	491	869	1,824	1,748
ING Oppenheimer Main Street Portfolio® - Institutional Class	153	1,661	461	991
ING Oppenheimer Main Street Portfolio® - Service Class	15	136	101	4
ING PIMCO High Yield Portfolio - Service Class	2,892	1,105	792	1,158
ING Pioneer Equity Income Portfolio - Institutional Class	431	1,439	553	1,211
ING Pioneer Fund Portfolio - Institutional Class	1,355	2,227	3,717	8,060
ING Pioneer Mid Cap Value Portfolio - Institutional Class	297	617	882	799
ING Pioneer Mid Cap Value Portfolio - Service Class	253	341	529	618
ING Retirement Growth Portfolio - Adviser Class	5,831	318	-	-
ING Retirement Moderate Growth Portfolio - Adviser Class	7,877	342	-	-
ING Retirement Moderate Portfolio - Adviser Class	9,334	434	-	-

| | Year ended December 31 | | | |
| | 2009 | | 2008 | |
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in Thousands)			
ING Investors Trust (continued):				
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	$ 2,934	$ 2,316	$ 4,214	$ 1,017
ING T. Rowe Price Equity Income Portfolio - Service Class	2,085	1,488	2,369	2,018
ING Templeton Global Growth Portfolio - Service Class	70	134	102	481
ING Van Kampen Capital Growth Portfolio - Institutional Class	554	29,383	53,984	6,968
ING Van Kampen Growth and Income Portfolio - Service Class	175	313	335	195
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	199	88	101	189
ING Money Market Portfolio:				
ING Money Market Portfolio - Class I	26,385	93,406	108,397	100,604
ING Partners, Inc.:				
ING American Century Small-Mid Cap Value Portfolio - Service Class	275	545	613	358
ING American Century Large Company Value Portfolio - Service Class	18	187	356	245
ING Baron Asset Portfolio - Service Class	18	30	313	339
ING Baron Small Cap Growth Portfolio - Service Class	420	730	731	983
ING Columbia Small Cap Value Portfolio - Service Class	41	279	547	941
ING Davis New York Venture Portfolio - Service Class	725	1,017	931	784
ING JPMorgan Mid Cap Value Portfolio - Service Class	231	312	391	803
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	458	2,870	724	5,348
ING Neuberger Berman Partners Portfolio - Initial Class	933	16,574	2,648	12,125
ING Neuberger Berman Partners Portfolio - Service Class	124	367	356	105
ING Oppenheimer Global Portfolio - Initial Class	4,431	12,950	14,308	28,000
ING Oppenheimer Strategic Income Portfolio - Initial Class	4,836	11,608	10,303	20,694
ING Oppenheimer Strategic Income Portfolio - Service Class	80	7	1	2
ING PIMCO Total Return Portfolio - Service Class	5,220	1,420	4,029	1,551
ING Pioneer High Yield Portfolio - Initial Class	4,998	5,315	19,577	1,914
ING Solution 2015 Portfolio - Service Class	866	421	2,713	888
ING Solution 2025 Portfolio - Service Class	694	468	1,453	1,646
ING Solution 2035 Portfolio - Service Class	926	188	1,353	1,080
ING Solution 2045 Portfolio - Service Class	312	110	1,265	1,322
ING Solution Income Portfolio - Service Class	849	887	652	317
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	790	5,050	9,749	10,843
ING T. Rowe Price Growth Equity Portfolio - Initial Class	1,804	5,255	5,385	10,058
ING Templeton Foreign Equity Portfolio - Initial Class	1,554	3,827	36,859	5,614
ING Templeton Foreign Equity Portfolio - Service Class	-	-	128	1,594
ING Thornburg Value Portfolio - Initial Class	1,604	2,893	880	4,961
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	481	3,119	2,055	6,208
ING Van Kampen Comstock Portfolio - Service Class	196	756	302	492
ING Van Kampen Equity and Income Portfolio - Initial Class	1,922	14,167	14,973	27,897

	Year ended December 31			
	2009		2008	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in Thousands)			
ING Strategic Allocation Portfolios, Inc.:				
ING Strategic Allocation Conservative Portfolio - Class I	$ 1,811	$ 2,056	$ 2,563	$ 3,141
ING Strategic Allocation Growth Portfolio - Class I	1,628	1,894	4,894	4,113
ING Strategic Allocation Moderate Portfolio - Class I	1,819	1,984	3,608	3,566
ING Variable Funds:				
ING Growth and Income Portfolio - Class I	13,004	32,475	31,980	59,186
ING Variable Insurance Trust:				
ING GET U.S. Core Portfolio - Series 3	475	16,889	1,435	5,799
ING GET U.S. Core Portfolio - Series 4	159	2,603	516	1,291
ING GET U.S. Core Portfolio - Series 5	62	232	429	531
ING GET U.S. Core Portfolio - Series 6	646	4,456	4,778	6,855
ING GET U.S. Core Portfolio - Series 7	264	2,092	3,411	5,807
ING GET U.S. Core Portfolio - Series 8	222	2,394	2,671	3,410
ING GET U.S. Core Portfolio - Series 9	183	1,200	2,157	3,141
ING GET U.S. Core Portfolio - Series 10	150	1,657	1,743	3,029
ING GET U.S. Core Portfolio - Series 11	294	2,035	1,957	3,231
ING GET U.S. Core Portfolio - Series 12	572	4,611	7,542	19,227
ING GET U.S. Core Portfolio - Series 13	656	4,591	2,428	14,348
ING GET U.S. Core Portfolio - Series 14	786	8,351	571	5,065
ING Variable Portfolios, Inc.:				
ING BlackRock Science and Technology Opportunities Portfolio - Class I	1,629	1,730	874	3,333
ING Index Plus LargeCap Portfolio - Class I	6,406	15,662	33,046	43,389
ING Index Plus MidCap Portfolio - Class I	445	1,052	2,235	2,366
ING Index Plus SmallCap Portfolio - Class I	292	551	690	1,380
ING International Index Portfolio - Class I	11,629	1,079	316	1
ING International Index Portfolio - Class S	56	19	-	-
ING Opportunistic Large Cap Growth Portfolio - Class I	143	9,345	912	3,309
ING Opportunistic Large Cap Portfolio - Class I	9,126	1,608	2,212	2,200
ING Opportunistic Large Cap Portfolio - Class S	10	298	99	288
ING Russell™ Large Cap Growth Index Portfolio - Class I	27,255	2,970	-	-
ING Russell™ Large Cap Index Portfolio - Class I	18,026	1,912	677	18
ING Russell™ Large Cap Value Index Portfolio - Class I	9,784	1,370	-	-
ING Russell™ Large Cap Value Index Portfolio - Class S	1,470	160	-	-
ING Russell™ Mid Cap Growth Index Portfolio - Class S	109	20	-	-
ING Russell™ Mid Cap Index Portfolio - Class I	92	1	91	44
ING Russell™ Small Cap Index Portfolio - Class I	93	34	121	70
ING Small Company Portfolio - Class I	1,610	5,101	8,680	13,830
ING U.S. Bond Index Portfolio - Class I	812	247	343	252

	Year ended December 31			
	2009		2008	
	Purchases	Sales	Purchases	Sales
	(Dollars in Thousands)			
ING Variable Products Trust:				
ING International Value Portfolio - Class I	$ 461	$ 1,328	$ 1,999	$ 1,542
ING MidCap Opportunities Portfolio - Class I	126	249	461	496
ING MidCap Opportunities Portfolio - Class S	174	838	425	2,724
ING SmallCap Opportunities Portfolio - Class I	69	296	515	192
ING SmallCap Opportunities Portfolio - Class S	104	468	622	1,233
Janus Aspen Series:				
Janus Aspen Series Balanced Portfolio - Institutional Shares	1	6	2	4
Janus Aspen Series Enterprise Portfolio - Institutional Shares	-	-	-	6
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	-	-	-	10
Janus Aspen Series Janus Portfolio - Institutional Shares	-	4	-	-
Janus Aspen Series Worldwide Portfolio - Institutional Shares	-	1	-	4
Lord Abbett Series Fund, Inc.:				
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	181	466	450	967
Oppenheimer Variable Account Funds:				
Oppenheimer Global Securities/VA	2	3	6	6
Oppenheimer Main Street Fund®/VA	5	34	114	96
Oppenheimer Main Street Small Cap Fund®/VA	102	44	78	50
Oppenheimer MidCap Fund/VA	294	145	57	153
PIMCO Variable Insurance Trust:				
PIMCO Real Return Portfolio - Administrative Class	5,987	3,809	4,953	2,900
Pioneer Variable Contracts Trust:				
Pioneer Emerging Markets VCT Portfolio - Class I	2,845	2,009	2,437	2,080
Pioneer High Yield VCT Portfolio - Class I	316	201	186	952
Premier VIT:				
Premier VIT OpCap Mid Cap Portfolio - Class I	611	4	-	-
Wanger Advisors Trust:				
Wanger International	1,449	654	624	803
Wanger Select	1,298	1,241	792	1,412
Wanger USA	292	202	178	181

8.   Changes in Units

The changes in units outstanding were as follows:

| | **Year ended December 31** | | | | | |
| | **2009** | | | **2008** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AIM Variable Insurance Funds:						
AIM V.I. Capital Appreciation Fund - Series I Shares	15,047	12,433	2,614	9,363	10,112	(749)
AIM V.I. Core Equity Fund - Series I Shares	75,788	55,158	20,630	51,474	48,460	3,014
Calvert Variable Series, Inc.:						
Calvert Social Balanced Portfolio	14,851	38,693	(23,842)	22,689	25,333	(2,644)
Federated Insurance Series:						
Federated Capital Income Fund II	13	20,716	(20,703)	7,629	45,327	(37,698)
Federated Clover Value Fund II - Primary Shares	799	115,699	(114,900)	2,916	152,103	(149,187)
Federated Equity Income Fund II	420	38,414	(37,994)	1,455	71,692	(70,237)
Federated Fund for U.S. Government Securities II	158	20,472	(20,314)	3,660	18,972	(15,312)
Federated High Income Bond Fund II - Primary Shares	372	43,405	(43,033)	426	40,532	(40,106)
Federated International Equity Fund II	1,020	21,618	(20,598)	2,823	47,374	(44,551)
Federated Mid Cap Growth Strategies Fund II	744	40,712	(39,968)	5,490	58,051	(52,561)
Federated Prime Money Fund II	94,937	111,757	(16,820)	72,065	85,948	(13,883)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	273,940	1,141,026	(867,086)	834,814	2,680,366	(1,845,552)
Fidelity® VIP Growth Portfolio - Initial Class	84,281	148,777	(64,496)	118,381	187,521	(69,140)
Fidelity® VIP High Income Portfolio - Initial Class	52,727	44,351	8,376	1	803	(802)
Fidelity® VIP Overseas Portfolio - Initial Class	85,872	95,732	(9,860)	98,365	174,185	(75,820)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	628,677	1,570,891	(942,214)	1,475,694	3,637,598	(2,161,904)
Fidelity® VIP Index 500 Portfolio - Initial Class	39,274	245,309	(206,035)	76,883	319,320	(242,437)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	1	4,478	(4,477)	1,885	10,993	(9,108)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	71,984	79,435	(7,451)	69,244	75,338	(6,094)

| | Year ended December 31 | | | | | |
| | 2009 | | | 2008 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Balanced Portfolio, Inc.:						
ING Balanced Portfolio - Class I	123,503	898,954	(775,451)	429,348	1,846,534	(1,417,186)
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class I	2,092,218	2,358,671	(266,453)	3,371,594	2,833,690	537,904
ING Investors Trust:						
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	4,191	12,998	(8,807)	3,733	8,238	(4,505)
ING American Funds Growth Portfolio	277,156	543,521	(266,365)	792,784	1,167,629	(374,845)
ING American Funds Growth-Income Portfolio	199,214	425,532	(226,318)	595,310	1,055,808	(460,498)
ING American Funds International Portfolio	237,516	421,162	(183,646)	865,640	1,196,281	(330,641)
ING Artio Foreign Portfolio - Service Class	186,825	324,157	(137,332)	418,585	639,381	(220,796)
ING BlackRock Large Cap Growth Portfolio - Institutional Class	190,264	625,964	(435,700)	324,330	1,157,718	(833,388)
ING Clarion Global Real Estate Portfolio - Institutional Class	98,855	68,330	30,525	204,007	42,042	161,965
ING Clarion Global Real Estate Portfolio - Service Class	35,469	43,225	(7,756)	84,622	151,775	(67,153)
ING Clarion Real Estate Portfolio - Service Class	78,663	64,129	14,534	169,087	145,215	23,872
ING Evergreen Health Sciences Portfolio - Service Class	24,224	68,498	(44,274)	60,573	32,341	28,232
ING Evergreen Omega Portfolio - Institutional Class	93,499	159,508	(66,009)	181,498	355,300	(173,802)
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	246,515	523,391	(276,876)	566,900	1,122,475	(555,575)
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	42,448	32,872	9,576	61,421	55,027	6,394
ING Franklin Income Portfolio - Service Class	215,074	210,719	4,355	421,258	600,010	(178,752)
ING Franklin Mutual Shares Portfolio - Service Class	65,643	66,760	(1,117)	135,252	184,776	(49,524)
ING Global Resources Portfolio - Service Class	323,567	296,460	27,107	531,009	566,735	(35,726)
ING Growth and Income Portfolio II - Institutional Class	51,716	1,460,505	(1,408,789)	257,708	743,831	(486,123)
ING Growth and Income Portfolio II - Service Class	4,868	37,163	(32,295)	2,438	8,407	(5,969)
ING Index Plus International Equity Portfolio - Institutional Class	78,252	1,922,322	(1,844,070)	342,220	1,087,214	(744,994)
ING Index Plus International Equity Portfolio - Service Class	10,088	102,133	(92,045)	23,405	46,680	(23,275)
ING Janus Contrarian Portfolio - Service Class	212,435	52,267	160,168	48,649	22,726	25,923
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	232,513	188,745	43,768	330,835	500,208	(169,373)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	182,617	128,172	54,445	127,532	193,737	(66,205)
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	25,050	62,483	(37,433)	72,598	184,100	(111,502)

| | **Year ended December 31** | | | | | |
| | **2009** | | | **2008** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	2,312	935	1,377	8,569	8,448	121
ING JPMorgan Value Opportunities Portfolio - Institutional Class	63,775	1,481,730	(1,417,955)	524,861	1,340,108	(815,247)
ING JPMorgan Value Opportunities Portfolio - Service Class	13,095	207,888	(194,793)	13,503	54,762	(41,259)
ING LifeStyle Aggressive Growth Portfolio - Service Class	38,189	185,918	(147,729)	65,929	93,526	(27,597)
ING LifeStyle Growth Portfolio - Service Class	115,279	738,752	(623,473)	375,594	422,777	(47,183)
ING LifeStyle Moderate Growth Portfolio - Service Class	88,325	952,120	(863,795)	457,702	830,283	(372,581)
ING LifeStyle Moderate Portfolio - Service Class	285,685	1,141,364	(855,679)	497,420	692,957	(195,537)
ING Lord Abbett Affiliated Portfolio - Institutional Class	49,183	236,015	(186,832)	119,621	179,210	(59,589)
ING Lord Abbett Affiliated Portfolio - Service Class	21,080	25,670	(4,590)	35,575	55,880	(20,305)
ING Marsico Growth Portfolio - Service Class	74,585	82,980	(8,395)	94,737	93,179	1,558
ING Marsico International Opportunities Portfolio - Service Class	53,501	192,342	(138,841)	291,477	486,658	(195,181)
ING MFS Total Return Portfolio - Institutional Class	370,074	1,337,672	(967,598)	1,274,229	3,751,296	(2,477,067)
ING MFS Total Return Portfolio - Service Class	35,478	40,175	(4,697)	29,724	38,146	(8,422)
ING MFS Utilities Portfolio - Service Class	52,339	91,416	(39,077)	107,394	138,813	(31,419)
ING Oppenheimer Main Street Portfolio® - Institutional Class	25,990	212,767	(186,777)	90,194	137,712	(47,518)
ING Oppenheimer Main Street Portfolio® - Service Class	1,818	15,973	(14,155)	8,660	454	8,206
ING PIMCO High Yield Portfolio - Service Class	254,085	105,594	148,491	72,295	121,514	(49,219)
ING Pioneer Equity Income Portfolio - Institutional Class	166,042	340,651	(174,609)	131,663	225,753	(94,090)
ING Pioneer Fund Portfolio - Institutional Class	168,119	272,504	(104,385)	319,611	793,165	(473,554)
ING Pioneer Mid Cap Value Portfolio - Institutional Class	53,856	97,088	(43,232)	113,260	123,148	(9,888)
ING Pioneer Mid Cap Value Portfolio - Service Class	51,790	66,134	(14,344)	88,473	105,774	(17,301)
ING Retirement Growth Portfolio - Adviser Class	633,277	33,374	599,903	-	-	-
ING Retirement Moderate Growth Portfolio - Adviser Class	854,517	59,018	795,499	-	-	-
ING Retirement Moderate Portfolio - Adviser Class	995,166	79,793	915,373	-	-	-
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	324,960	284,558	40,402	289,860	129,004	160,856
ING T. Rowe Price Equity Income Portfolio - Service Class	258,791	225,432	33,359	276,869	286,826	(9,957)
ING Templeton Global Growth Portfolio - Service Class	16,116	25,672	(9,556)	44,848	92,246	(47,398)
ING Van Kampen Capital Growth Portfolio - Institutional Class	142,101	4,534,317	(4,392,216)	5,562,263	1,170,047	4,392,216

| | **Year ended December 31** | | | | | |
| | **2009** | | | **2008** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING Van Kampen Growth and Income Portfolio - Service Class	22,385	37,254	(14,869)	38,785	34,919	3,866
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	31,762	13,261	18,501	18,238	31,664	(13,426)
ING Money Market Portfolio:						
ING Money Market Portfolio - Class I	5,713,101	10,634,733	(4,921,632)	16,497,663	16,723,037	(225,374)
ING Partners, Inc.:						
ING American Century Small-Mid Cap Value Portfolio - Service Class	40,359	55,373	(15,014)	49,253	32,956	16,297
ING American Century Large Company Value Portfolio - Service Class	3,193	24,361	(21,168)	30,053	29,774	279
ING Baron Asset Portfolio - Service Class	2,824	4,752	(1,928)	32,792	54,118	(21,326)
ING Baron Small Cap Growth Portfolio - Service Class	66,262	97,489	(31,227)	109,147	139,596	(30,449)
ING Columbia Small Cap Value Portfolio - Service Class	22,323	55,869	(33,546)	100,634	150,467	(49,833)
ING Davis New York Venture Portfolio - Service Class	139,831	164,697	(24,866)	143,643	133,282	10,361
ING JPMorgan Mid Cap Value Portfolio - Service Class	66,213	57,313	8,900	20,636	57,012	(36,376)
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	68,170	333,603	(265,433)	207,906	679,501	(471,595)
ING Neuberger Berman Partners Portfolio - Initial Class	95,326	2,709,428	(2,614,102)	520,373	1,503,933	(983,560)
ING Neuberger Berman Partners Portfolio - Service Class	26,768	68,355	(41,587)	51,028	13,596	37,432
ING Oppenheimer Global Portfolio - Initial Class	361,352	1,528,009	(1,166,657)	864,388	2,876,782	(2,012,394)
ING Oppenheimer Strategic Income Portfolio - Initial Class	738,914	1,524,521	(785,607)	2,075,003	3,275,379	(1,200,376)
ING Oppenheimer Strategic Income Portfolio - Service Class	8,318	563	7,755	12	139	(127)
ING PIMCO Total Return Portfolio - Service Class	411,921	184,842	227,079	333,457	177,217	156,240
ING Pioneer High Yield Portfolio - Initial Class	558,294	690,660	(132,366)	2,038,499	324,372	1,714,127
ING Solution 2015 Portfolio - Service Class	85,865	54,725	31,140	284,879	124,608	160,271
ING Solution 2025 Portfolio - Service Class	94,029	76,134	17,895	215,667	220,701	(5,034)
ING Solution 2035 Portfolio - Service Class	108,568	26,722	81,846	198,152	166,100	32,052
ING Solution 2045 Portfolio - Service Class	41,522	18,629	22,893	136,159	139,593	(3,434)
ING Solution Income Portfolio - Service Class	45,268	57,471	(12,203)	80,477	47,124	33,353
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	221,453	675,726	(454,273)	526,043	1,274,943	(748,900)
ING T. Rowe Price Growth Equity Portfolio - Initial Class	158,459	310,627	(152,168)	141,950	491,769	(349,819)
ING Templeton Foreign Equity Portfolio - Initial Class	372,466	711,560	(339,094)	3,810,092	898,839	2,911,253

	Year ended December 31					
	2009			**2008**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Partners, Inc. (continued):						
ING Templeton Foreign Equity Portfolio - Service Class	11	11	-	16,208	136,914	(120,706)
ING Thornburg Value Portfolio - Initial Class	143,357	276,675	(133,318)	218,137	634,560	(416,423)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	50,284	324,188	(273,904)	212,690	620,217	(407,527)
ING Van Kampen Comstock Portfolio - Service Class	24,019	86,403	(62,384)	25,861	53,329	(27,468)
ING Van Kampen Equity and Income Portfolio - Initial Class	277,154	1,577,239	(1,300,085)	1,386,209	3,337,397	(1,951,188)
ING Strategic Allocation Portfolios, Inc.:						
ING Strategic Allocation Conservative Portfolio - Class I	84,168	140,161	(55,993)	79,605	191,703	(112,098)
ING Strategic Allocation Growth Portfolio - Class I	35,818	172,862	(137,044)	291,790	296,694	(4,904)
ING Strategic Allocation Moderate Portfolio - Class I	50,859	147,962	(97,103)	99,048	222,583	(123,535)
ING Variable Funds:						
ING Growth and Income Portfolio - Class I	1,402,356	2,163,221	(760,865)	3,552,279	4,068,096	(515,817)
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 3	18,840	1,693,803	(1,674,963)	148,653	678,099	(529,446)
ING GET U.S. Core Portfolio - Series 4	2,902	250,279	(247,377)	82,905	199,364	(116,459)
ING GET U.S. Core Portfolio - Series 5	8,447	28,132	(19,685)	36,058	83,456	(47,398)
ING GET U.S. Core Portfolio - Series 6	48,310	427,379	(379,069)	54,952	662,633	(607,681)
ING GET U.S. Core Portfolio - Series 7	5,681	191,041	(185,360)	74,649	605,594	(530,945)
ING GET U.S. Core Portfolio - Series 8	11,515	230,339	(218,824)	6,622	306,336	(299,714)
ING GET U.S. Core Portfolio - Series 9	18,353	123,182	(104,829)	4,208	289,438	(285,230)
ING GET U.S. Core Portfolio - Series 10	8,470	164,985	(156,515)	16,730	295,504	(278,774)
ING GET U.S. Core Portfolio - Series 11	2,059	187,548	(185,489)	1,370	301,967	(300,597)
ING GET U.S. Core Portfolio - Series 12	2,465	425,873	(423,408)	1,882,165	3,654,875	(1,772,710)
ING GET U.S. Core Portfolio - Series 13	60,925	483,678	(422,753)	1,903,461	3,264,066	(1,360,605)
ING GET U.S. Core Portfolio - Series 14	1,106,881	1,906,670	(799,789)	134,462	595,067	(460,605)

	Year ended December 31					
	2009			**2008**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Variable Portfolios, Inc.:						
ING BlackRock Science and Technology Opportunities Portfolio - Class I	542,180	541,427	753	375,560	958,813	(583,253)
ING Index Plus LargeCap Portfolio - Class I	1,279,906	2,757,182	(1,477,276)	2,664,957	4,441,285	(1,776,328)
ING Index Plus MidCap Portfolio - Class I	57,554	90,970	(33,416)	56,762	135,835	(79,073)
ING Index Plus SmallCap Portfolio - Class I	53,811	73,198	(19,387)	43,798	106,597	(62,799)
ING International Index Portfolio - Class I	1,056,564	102,833	953,731	35,557	25	35,532
ING International Index Portfolio - Class S	4,775	1,450	3,325	-	-	-
ING Opportunistic Large Cap Growth Portfolio - Class I	13,737	1,053,829	(1,040,092)	144,195	384,305	(240,110)
ING Opportunistic Large Cap Portfolio - Class I	731,488	122,505	608,983	40,246	103,713	(63,467)
ING Opportunistic Large Cap Portfolio - Class S	1,521	40,468	(38,947)	24,842	53,948	(29,106)
ING Russell™ Large Cap Growth Index Portfolio - Class I	2,724,954	266,795	2,458,159	-	-	-
ING Russell™ Large Cap Index Portfolio - Class I	1,737,460	183,155	1,554,305	99,969	3,589	96,380
ING Russell™ Large Cap Value Index Portfolio - Class I	925,886	113,716	812,170	-	-	-
ING Russell™ Large Cap Value Index Portfolio - Class S	137,754	12,385	125,369	-	-	-
ING Russell™ Mid Cap Growth Index Portfolio - Class S	9,834	1,976	7,858	-	-	-
ING Russell™ Mid Cap Index Portfolio - Class I	16,541	2,210	14,331	12,024	7,092	4,932
ING Russell™ Small Cap Index Portfolio - Class I	13,743	4,745	8,998	14,079	9,007	5,072
ING Small Company Portfolio - Class I	166,607	388,193	(221,586)	361,534	987,127	(625,593)
ING U.S. Bond Index Portfolio - Class I	80,002	26,463	53,539	35,241	25,813	9,428
ING Variable Products Trust:						
ING International Value Portfolio - Class I	51,096	141,564	(90,468)	124,856	131,674	(6,818)
ING MidCap Opportunities Portfolio - Class I	19,819	33,072	(13,253)	44,028	46,805	(2,777)
ING MidCap Opportunities Portfolio - Class S	43,046	115,337	(72,291)	187,520	384,593	(197,073)
ING SmallCap Opportunities Portfolio - Class I	13,871	42,808	(28,937)	53,788	27,819	25,969
ING SmallCap Opportunities Portfolio - Class S	64,317	120,283	(55,966)	124,585	269,185	(144,600)

| | **Year ended December 31** | | | | | |
| | **2009** | | | **2008** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	-	175	(175)	-	127	(127)
Janus Aspen Series Enterprise Portfolio - Institutional Shares	-	6	(6)	7	180	(173)
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	-	-	-	-	411	(411)
Janus Aspen Series Janus Portfolio - Institutional Shares	4	290	(286)	-	2	(2)
Janus Aspen Series Worldwide Portfolio - Institutional Shares	-	56	(56)	-	152	(152)
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	52,626	85,669	(33,043)	62,246	114,324	(52,078)
Oppenheimer Variable Account Funds:						
Oppenheimer Global Securities/VA	-	132	(132)	-	213	(213)
Oppenheimer Main Street Fund®/VA	25	3,800	(3,775)	13,455	13,761	(306)
Oppenheimer Main Street Small Cap Fund®/VA	13,285	7,094	6,191	6,905	6,669	236
Oppenheimer MidCap Fund/VA	43,038	22,863	20,175	5,708	15,287	(9,579)
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	475,341	336,948	138,393	415,801	266,627	149,174
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	404,192	291,554	112,638	235,013	264,415	(29,402)
Pioneer High Yield VCT Portfolio - Class I	30,462	25,542	4,920	19,880	99,561	(79,681)
Premier VIT:						
Premier VIT OpCap Mid Cap Portfolio - Class I	93,456	2,976	90,480	-	-	-
Wanger Advisors Trust:						
Wanger International	189,878	93,957	95,921	64,931	104,899	(39,968)
Wanger Select	166,783	167,389	(606)	70,554	124,853	(54,299)
Wanger USA	30,356	21,192	9,164	15,180	18,603	(3,423)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

9.   Unit Summary

A summary of units outstanding at December 31, 2009 follows:

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Capital Appreciation Fund - Series I Shares			
Currently payable annuity contracts:	5,586.425	$8.66 to $9.73	$ 51,182
Contracts in accumulation period:			
Non-Qualified V	11,632.060	7.82	90,963
Non-Qualified V (0.75)	60,804.205	8.25	501,635
Non-Qualified IX	350.686	7.61	2,669
Non-Qualified XII	10.029	8.20	82
Non-Qualified XXIII	100.532	8.27	831
Non-Qualified XXIV	20.771	8.33	173
	78,504.708		$ 647,535
AIM V.I. Core Equity Fund - Series I Shares			
Currently payable annuity contracts:	17,666.877	$11.78 to $12.38	$ 218,377
Contracts in accumulation period:			
Non-Qualified V	68,360.280	9.29	635,067
Non-Qualified V (0.75)	60,544.476	9.80	593,336
Non-Qualified IX	2,260.714	9.05	20,459
Non-Qualified XII	15.213	9.75	148
Non-Qualified XX	4,355.983	14.54	63,336
Non-Qualified XXIII	1,851.280	9.57	17,717
Non-Qualified XXIV	418.731	9.64	4,037
	155,473.554		$ 1,552,477
Calvert Social Balanced Portfolio			
Contracts in accumulation period:			
Non-Qualified V	3,479.675	$ 20.75	$ 72,203
Non-Qualified V (0.75)	25,301.445	22.24	562,704
Non-Qualified VII	33,076.447	11.42	377,733
Non-Qualified VIII	7,892.223	11.64	91,865
Non-Qualified IX	6,744.054	20.10	135,555
Non-Qualified XXIII	151.154	9.31	1,407
	76,644.998		$ 1,241,467
Federated Capital Income Fund II			
Currently payable annuity contracts:	395.298	$ 17.19	$ 6,795
Contracts in accumulation period:			
Non-Qualified VII	90,913.375	16.82	1,529,163
Non-Qualified VIII	58.451	14.18	829
	91,367.124		$ 1,536,787
Federated Clover Value Fund II - Primary Shares			
Currently payable annuity contracts:	1,215.321	$ 20.27	$ 24,635
Contracts in accumulation period:			
Non-Qualified VII	383,806.585	19.84	7,614,723
Non-Qualified VIII	103.367	14.46	1,495
	385,125.273		$ 7,640,853

Division/Contract	Units	Unit Value	Extended Value
Federated Equity Income Fund II			
Currently payable annuity contracts:	5,962.211	$ 11.50	$ 68,565
Contracts in accumulation period:			
Non-Qualified VII	161,165.541	13.32	2,146,725
	167,127.752		$ 2,215,290
Federated Fund for U.S. Government Securities II			
Contracts in accumulation period:			
Non-Qualified VII	88,401.267	$ 18.27	$ 1,615,091
Federated High Income Bond Fund II - Primary Shares			
Currently payable annuity contracts:	1,713.841	$ 22.43	$ 38,441
Contracts in accumulation period:			
Non-Qualified VII	194,788.150	21.95	4,275,600
	196,501.991		$ 4,314,041
Federated International Equity Fund II			
Currently payable annuity contracts:	894.932	$ 16.46	$ 14,731
Contracts in accumulation period:			
Non-Qualified VII	98,065.384	16.10	1,578,853
Non-Qualified VIII	113.882	15.05	1,714
	99,074.198		$ 1,595,298
Federated Mid Cap Growth Strategies Fund II			
Contracts in accumulation period:			
Non-Qualified VII	114,234.907	$ 21.22	$ 2,424,065
Federated Prime Money Fund II			
Contracts in accumulation period:			
Non-Qualified VII	111,038.023	$ 13.53	$ 1,502,344
Fidelity® VIP Equity-Income Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	186,032.449	$ 19.35	$ 3,599,728
Non-Qualified V (0.75)	444,584.828	20.74	9,220,689
Non-Qualified VII	1,083,755.864	22.81	24,720,471
Non-Qualified VIII	249,676.845	16.60	4,144,636
Non-Qualified IX	15,585.394	18.74	292,070
Non-Qualified X	10,878.886	19.35	210,506
Non-Qualified XII	6,962.806	11.80	82,161
Non-Qualified XIII	736,760.716	11.39	8,391,705
Non-Qualified XIV	978,625.788	11.00	10,764,884
Non-Qualified XV	296,022.762	10.81	3,200,006
Non-Qualified XVI	37,060.121	10.34	383,202
Non-Qualified XVIII	8,288.697	9.91	82,141
Non-Qualified XIX	42,832.700	10.05	430,469
Non-Qualified XX	5,389.670	12.33	66,455
Non-Qualified XXIII	22,349.618	8.89	198,688
Non-Qualified XXIV	11,028.952	8.96	98,819
	4,135,836.096		$ 65,886,630

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	148,638.705	$ 15.71	$ 2,335,114
Non-Qualified V (0.75)	322,942.324	16.83	5,435,119
Non-Qualified IX	9,932.149	15.21	151,068
Non-Qualified X	1,846.742	15.71	29,012
Non-Qualified XII	10,084.291	10.13	102,154
Non-Qualified XX	2,237.260	11.58	25,907
Non-Qualified XXIII	18,622.082	8.00	148,977
Non-Qualified XXIV	48,436.029	8.06	390,394
	562,739.582		$ 8,617,745
Fidelity® VIP High Income Portfolio - Initial Class			
Currently payable annuity contracts	16,029.856	$11.28 to $13.09	$ 192,189
Fidelity® VIP Overseas Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	92,766.643	$ 16.64	$ 1,543,637
Non-Qualified V (0.75)	202,520.621	17.84	3,612,968
Non-Qualified IX	1,419.011	16.12	22,874
Non-Qualified X	35.515	16.64	591
Non-Qualified XII	989.186	12.38	12,246
Non-Qualified XX	6,206.531	15.16	94,091
Non-Qualified XXIII	7,074.699	8.28	58,579
Non-Qualified XXIV	12,763.731	8.35	106,577
	323,775.937		$ 5,451,563
Fidelity® VIP Contrafund® Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	336,876.315	$ 28.22	$ 9,506,650
Non-Qualified V (0.75)	799,498.256	30.25	24,184,822
Non-Qualified VII	1,129,599.456	30.73	34,712,591
Non-Qualified VIII	223,106.816	24.99	5,575,439
Non-Qualified IX	19,741.076	27.34	539,721
Non-Qualified X	8,960.634	28.22	252,869
Non-Qualified XII	46,297.414	16.81	778,260
Non-Qualified XIII	1,220,934.049	15.56	18,997,734
Non-Qualified XIV	1,396,280.269	15.03	20,986,092
Non-Qualified XV	455,692.460	14.77	6,730,578
Non-Qualified XVI	85,094.158	11.70	995,602
Non-Qualified XVIII	7,162.272	11.22	80,361
Non-Qualified XIX	68,556.178	11.38	780,169
Non-Qualified XX	45,164.650	16.00	722,634
Non-Qualified XXII	2,585.802	9.74	25,186
Non-Qualified XXIII	61,424.941	9.29	570,638
Non-Qualified XXIV	120,815.348	9.36	1,130,832
	6,027,790.094		$ 126,570,178

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Index 500 Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified VII	943,813.174	$ 21.07	$ 19,886,144
Non-Qualified VIII	166,986.452	17.84	2,979,038
	1,110,799.626		$ 22,865,182
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified VII	47,537.619	$ 19.22	$ 913,673
Franklin Small Cap Value Securities Fund - Class 2			
Contracts in accumulation period:			
Non-Qualified V	41,023.651	$ 14.85	$ 609,201
Non-Qualified V (0.75)	165,404.812	15.49	2,562,121
Non-Qualified IX	3,081.226	14.54	44,801
Non-Qualified XII	4,315.200	15.42	66,540
Non-Qualified XX	1,952.827	15.09	29,468
Non-Qualified XXIII	7,167.524	9.03	64,723
	222,945.240		$ 3,376,854
ING Balanced Portfolio - Class I			
Currently payable annuity contracts:	978,929.414	$9.00 to $34.05	$ 23,309,749
Contracts in accumulation period:			
Non-Qualified V	602,421.255	25.04	15,084,628
Non-Qualified V (0.75)	329,103.001	26.83	8,829,834
Non-Qualified VI	11,991.440	21.20	254,219
Non-Qualified VII	608,566.528	24.12	14,678,625
Non-Qualified VIII	143,202.471	17.35	2,484,563
Non-Qualified IX	8,319.193	24.25	201,740
Non-Qualified X	94,481.036	25.83	2,440,445
Non-Qualified XI	1,346.762	21.87	29,454
Non-Qualified XII	4,211.495	12.67	53,360
Non-Qualified XIII	462,951.139	12.19	5,643,374
Non-Qualified XIV	403,317.619	11.77	4,747,048
Non-Qualified XV	173,958.516	11.57	2,012,700
Non-Qualified XVI	18,337.978	9.69	177,695
Non-Qualified XVIII	3,271.304	9.29	30,390
Non-Qualified XIX	7,553.510	9.42	71,154
Non-Qualified XXII	4,725.214	9.46	44,701
Non-Qualified XXIII	42,035.776	9.46	397,658
Non-Qualified XXIV	2,489.022	9.53	23,720
	3,901,212.673		$ 80,515,057

Division/Contract	Units	Unit Value	Extended Value
ING Intermediate Bond Portfolio - Class I			
Currently payable annuity contracts:	352,060.044	$11.27 to $83.24	$ 8,860,597
Contracts in accumulation period:			
Non-Qualified V	448,725.230	20.66	9,270,663
Non-Qualified V (0.75)	669,888.182	22.14	14,831,324
Non-Qualified VI	2,372.647	19.00	45,080
Non-Qualified VII	807,364.399	19.91	16,074,625
Non-Qualified VIII	253,689.102	17.22	4,368,526
Non-Qualified IX	3,657.878	20.01	73,194
Non-Qualified X	80,339.486	21.05	1,691,146
Non-Qualified XI	1,847.267	19.36	35,763
Non-Qualified XII	452.302	15.79	7,142
Non-Qualified XIII	1,038,721.417	15.43	16,027,471
Non-Qualified XIV	1,115,645.863	14.90	16,623,123
Non-Qualified XV	467,820.645	14.65	6,853,572
Non-Qualified XVI	260,531.952	14.01	3,650,053
Non-Qualified XVIII	18,195.705	13.43	244,368
Non-Qualified XIX	425,599.045	13.62	5,796,659
Non-Qualified XX	4,203.402	12.60	52,963
Non-Qualified XXII	1,411.254	10.80	15,242
Non-Qualified XXIII	11,346.040	10.40	117,999
Non-Qualified XXIV	16,917.694	10.48	177,297
	5,980,789.554		$ 104,816,807
ING American Funds Growth Portfolio			
Currently payable annuity contracts:	186,722.884	$ 11.09	$ 2,070,757
Contracts in accumulation period:			
Non-Qualified XIII	379,648.530	10.96	4,160,948
Non-Qualified XIV	460,754.839	10.79	4,971,545
Non-Qualified XV	242,808.826	10.71	2,600,483
Non-Qualified XVI	18,710.976	10.68	199,833
Non-Qualified XVIII	2,436.161	10.43	25,409
Non-Qualified XIX	35,933.621	10.51	377,662
	1,327,015.837		$ 14,406,637
ING American Funds Growth-Income Portfolio			
Currently payable annuity contracts:	186,767.132	$ 9.76	$ 1,822,847
Contracts in accumulation period:			
Non-Qualified XIII	307,722.097	10.06	3,095,684
Non-Qualified XIV	484,756.031	9.91	4,803,932
Non-Qualified XV	251,712.756	9.83	2,474,336
Non-Qualified XVI	11,866.370	9.80	116,290
Non-Qualified XVIII	6,579.625	9.58	63,033
Non-Qualified XIX	12,263.510	9.65	118,343
	1,261,667.521		$ 12,494,465

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING American Funds International Portfolio			
Currently payable annuity contracts:	153,839.204	$ 14.28	$ 2,196,824
Contracts in accumulation period:			
Non-Qualified XIII	306,634.708	14.16	4,341,947
Non-Qualified XIV	468,625.969	13.94	6,532,646
Non-Qualified XV	203,080.341	13.83	2,808,601
Non-Qualified XVI	9,095.359	13.79	125,425
Non-Qualified XVIII	1,780.034	13.47	23,977
Non-Qualified XIX	29,849.968	13.58	405,363
	1,172,905.583		$ 16,434,783
ING Artio Foreign Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	14,681.607	$ 12.91	$ 189,540
Non-Qualified V (0.75)	316,977.459	13.28	4,209,461
Non-Qualified XIII	158,704.112	8.33	1,322,005
Non-Qualified XIV	113,425.976	8.24	934,630
Non-Qualified XV	48,431.044	8.19	396,650
Non-Qualified XVI	2,115.842	8.18	17,308
Non-Qualified XVIII	672.902	8.04	5,410
Non-Qualified XIX	3,245.728	8.09	26,258
Non-Qualified XX	840.126	13.13	11,031
Non-Qualified XXIII	5,105.548	7.88	40,232
	664,200.344		$ 7,152,525
ING BlackRock Large Cap Growth Portfolio -			
Institutional Class			
Currently payable annuity contracts:	238,926.996	$7.60 to $7.70	$ 1,816,086
Contracts in accumulation period:			
Non-Qualified V	158,773.462	8.09	1,284,477
Non-Qualified V (0.75)	207,658.322	8.20	1,702,798
Non-Qualified VII	742,245.229	7.57	5,618,796
Non-Qualified VIII	83,750.591	7.60	636,504
Non-Qualified IX	4,783.932	8.03	38,415
Non-Qualified X	8,553.509	8.10	69,283
Non-Qualified XII	4,129.806	8.19	33,823
Non-Qualified XIII	581,106.184	7.67	4,457,084
Non-Qualified XIV	782,479.496	7.60	5,946,844
Non-Qualified XV	307,528.745	7.57	2,327,993
Non-Qualified XVI	4,210.501	7.56	31,831
Non-Qualified XVIII	4,957.402	7.47	37,032
Non-Qualified XIX	14,878.607	7.50	111,590
Non-Qualified XX	888.413	8.16	7,249
Non-Qualified XXIII	7,694.651	9.28	71,406
Non-Qualified XXIV	13,645.682	9.35	127,587
	3,166,211.528		$ 24,318,798

Division/Contract	Units	Unit Value		Extended Value	
ING Clarion Global Real Estate Portfolio - Institutional Class					
Contracts in accumulation period:					
Non-Qualified V	18,392.763	$	8.85	$	162,776
Non-Qualified V (0.75)	154,656.145		8.91		1,377,986
Non-Qualified IX	8,240.160		8.82		72,678
Non-Qualified XII	11,201.315		8.90		99,692
	192,490.383			$	1,713,132
ING Clarion Global Real Estate Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified XIII	63,621.244	$	9.65	$	613,945
Non-Qualified XIV	34,959.596		9.54		333,515
Non-Qualified XV	11,938.508		9.49		113,296
Non-Qualified XVI	881.607		9.47		8,349
Non-Qualified XVIII	388.787		9.31		3,620
Non-Qualified XIX	4,858.828		9.36		45,479
	116,648.570			$	1,118,204
ING Clarion Real Estate Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	21,816.840	$	8.14	$	177,589
Non-Qualified V (0.75)	153,116.502		8.29		1,269,336
Non-Qualified IX	1,906.851		8.07		15,388
Non-Qualified XII	3,316.297		8.28		27,459
Non-Qualified XX	7,077.558		8.23		58,248
Non-Qualified XXIII	581.486		8.68		5,047
	187,815.534			$	1,553,067
ING Evergreen Health Sciences Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	5,861.590	$	11.29	$	66,177
Non-Qualified V (0.75)	17,823.797		11.55		205,865
Non-Qualified XII	288.738		11.53		3,329
Non-Qualified XX	680.840		11.44		7,789
	24,654.965			$	283,160
ING Evergreen Omega Portfolio - Institutional Class					
Currently payable annuity contracts:	78,528.615	$12.12 to $12.63		$	991,628
Contracts in accumulation period:					
Non-Qualified VII	242,317.102		11.82		2,864,188
Non-Qualified VIII	853.968		11.90		10,162
Non-Qualified XIII	133,378.496		13.45		1,793,941
Non-Qualified XIV	160,854.097		13.26		2,132,925
Non-Qualified XV	76,749.909		13.16		1,010,029
Non-Qualified XVI	5,875.366		13.13		77,144
Non-Qualified XVIII	7,048.097		12.85		90,568
Non-Qualified XIX	1,462.100		12.94		18,920
	707,067.750			$	8,989,505

Division/Contract	Units	Unit Value		Extended Value	
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class					
Currently payable annuity contracts:	189,995.699	$	9.36	$	1,778,360
Contracts in accumulation period:					
Non-Qualified VII	431,214.731		9.24		3,984,424
Non-Qualified VIII	133,777.239		9.29		1,242,791
Non-Qualified XIII	395,312.836		9.39		3,711,988
Non-Qualified XIV	396,490.618		9.29		3,683,398
Non-Qualified XV	157,489.341		9.23		1,453,627
Non-Qualified XVI	13,780.124		9.22		127,053
Non-Qualified XVIII	8,714.848		9.06		78,957
Non-Qualified XIX	9,696.318		9.11		88,333
	1,736,471.754			$	16,148,931
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	19,538.461	$	12.20	$	238,369
Non-Qualified V (0.75)	66,005.879		12.49		824,413
Non-Qualified IX	1,178.453		12.06		14,212
Non-Qualified XII	2,621.363		12.46		32,662
Non-Qualified XX	8,497.689		12.38		105,201
Non-Qualified XXIII	2,344.930		9.25		21,691
	100,186.775			$	1,236,548
ING Franklin Income Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified XIII	168,180.835	$	10.21	$	1,717,126
Non-Qualified XIV	173,291.861		10.10		1,750,248
Non-Qualified XV	92,866.352		10.04		932,378
Non-Qualified XVI	861.601		10.02		8,633
Non-Qualified XVIII	1,274.858		9.85		12,557
Non-Qualified XIX	17,535.071		9.91		173,773
	454,010.578			$	4,594,715
ING Franklin Mutual Shares Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified XIII	100,587.467	$	9.21	$	926,411
Non-Qualified XIV	110,531.036		9.14		1,010,254
Non-Qualified XV	32,737.684		9.10		297,913
Non-Qualified XVI	897.740		9.09		8,160
Non-Qualified XVIII	1,420.551		8.97		12,742
Non-Qualified XIX	10,430.981		9.01		93,983
	256,605.459			$	2,349,463

Division/Contract	Units	Unit Value	Extended Value
ING Global Resources Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	119,040.324	$ 10.65	$ 1,267,779
Non-Qualified V (0.75)	423,671.754	10.82	4,584,128
Non-Qualified VII	41,961.894	11.18	469,134
Non-Qualified IX	9,296.175	10.57	98,261
Non-Qualified X	2,441.915	10.65	26,006
Non-Qualified XII	12,298.974	10.80	132,829
Non-Qualified XIII	90,284.659	10.46	944,378
Non-Qualified XIV	70,791.643	10.35	732,694
Non-Qualified XV	26,729.497	10.29	275,047
Non-Qualified XVI	3,476.228	10.27	35,701
Non-Qualified XVIII	290.981	10.10	2,939
Non-Qualified XIX	4,071.905	10.15	41,330
Non-Qualified XX	1,960.368	10.75	21,074
Non-Qualified XXIII	12,222.783	8.46	103,405
	818,539.100		$ 8,734,705
ING Janus Contrarian Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	43.489	$ 7.18	$ 312
Non-Qualified V (0.75)	179,920.171	7.24	1,302,622
Non-Qualified IX	620.154	7.15	4,434
Non-Qualified XII	5,440.390	7.24	39,388
Non-Qualified XX	66.494	7.22	480
	186,090.698		$ 1,347,236
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified VII	185,985.586	$ 16.47	$ 3,063,183
Non-Qualified VIII	26,228.861	16.58	434,875
Non-Qualified XIII	78,938.243	12.94	1,021,461
Non-Qualified XIV	89,400.676	12.80	1,144,329
Non-Qualified XV	33,655.177	12.73	428,430
Non-Qualified XVI	4,103.643	12.70	52,116
Non-Qualified XVIII	1,198.185	12.49	14,965
Non-Qualified XIX	2,519.969	12.56	31,651
	422,030.340		$ 6,191,010
ING JPMorgan Emerging Markets Equity Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	35,236.051	$ 20.05	$ 706,483
Non-Qualified V (0.75)	338,692.663	20.52	6,949,973
Non-Qualified IX	18,351.226	19.81	363,538
Non-Qualified XII	1,243.809	20.47	25,461
Non-Qualified XX	6,304.098	20.33	128,162
Non-Qualified XXIII	3,385.700	10.01	33,891
	403,213.547		$ 8,207,508

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified XIII	70,121.472	$ 11.36	$ 796,580
Non-Qualified XIV	80,748.003	11.20	904,378
Non-Qualified XV	21,962.536	11.12	244,223
Non-Qualified XVI	1,861.730	11.10	20,665
Non-Qualified XVIII	107.850	10.86	1,171
Non-Qualified XIX	3,008.876	10.94	32,917
	177,810.467		$ 1,999,934
ING JPMorgan Small Cap Core Equity Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	2,267.372	$ 10.99	$ 24,918
Non-Qualified V (0.75)	10,393.193	11.25	116,923
Non-Qualified XXIII	172.740	9.31	1,608
	12,833.305		$ 143,449
ING Lord Abbett Affiliated Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified V	67,092.238	$ 8.21	$ 550,827
Non-Qualified V (0.75)	294,077.378	8.36	2,458,487
Non-Qualified IX	4,629.776	8.14	37,686
Non-Qualified XII	6,510.010	8.35	54,359
Non-Qualified XX	2,692.930	8.30	22,351
Non-Qualified XXIII	6,520.326	9.04	58,944
	381,522.658		$ 3,182,654
ING Lord Abbett Affiliated Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified XIII	17,654.939	$ 8.25	$ 145,653
Non-Qualified XIV	30,398.993	8.16	248,056
Non-Qualified XV	12,455.440	8.12	101,138
Non-Qualified XVI	647.490	8.10	5,245
	61,156.862		$ 500,092
ING Marsico Growth Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	13,277.103	$ 9.99	$ 132,638
Non-Qualified V (0.75)	98,865.818	10.23	1,011,397
Non-Qualified IX	2,398.007	9.87	23,668
Non-Qualified XII	1,330.779	10.20	13,574
Non-Qualified XIII	9,310.485	8.64	80,443
Non-Qualified XIV	23,541.667	8.54	201,046
Non-Qualified XV	9,535.145	8.49	80,953
Non-Qualified XVI	2,531.337	8.48	21,466
Non-Qualified XIX	2,268.300	8.38	19,008
Non-Qualified XXIII	1,205.413	9.08	10,945
	164,264.054		$ 1,595,138

Division/Contract	Units	Unit Value	Extended Value
ING Marsico International Opportunities Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	22,921.315	$ 12.28	$ 281,474
Non-Qualified V (0.75)	98,497.138	12.57	1,238,109
Non-Qualified VII	153,348.848	8.58	1,315,733
Non-Qualified VIII	7,501.688	8.63	64,740
Non-Qualified IX	2,847.746	12.14	34,572
Non-Qualified XII	3,513.799	12.54	44,063
Non-Qualified XIII	65,179.522	12.45	811,485
Non-Qualified XIV	91,953.650	12.28	1,129,191
Non-Qualified XV	26,140.644	12.19	318,654
Non-Qualified XVI	9,593.681	12.16	116,659
Non-Qualified XIX	4,414.567	11.99	52,931
Non-Qualified XX	297.314	12.46	3,705
Non-Qualified XXIII	2,127.231	8.23	17,507
	488,337.143		$ 5,428,823
ING MFS Total Return Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified VII	1,055,337.324	$ 10.60	$ 11,186,576
Non-Qualified VIII	251,456.837	10.68	2,685,559
Non-Qualified XIII	1,106,608.392	10.83	11,984,569
Non-Qualified XIV	1,386,918.314	10.68	14,812,288
Non-Qualified XV	470,787.308	10.60	4,990,345
Non-Qualified XVI	63,883.921	10.57	675,253
Non-Qualified XVIII	12,436.540	10.35	128,718
Non-Qualified XIX	19,765.623	10.42	205,958
	4,367,194.259		$ 46,669,266
ING MFS Total Return Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	8,680.628	$ 12.76	$ 110,765
Non-Qualified V (0.75)	80,830.995	13.20	1,066,969
Non-Qualified IX	681.186	13.08	8,910
Non-Qualified XII	5,614.278	13.15	73,828
Non-Qualified XX	1,163.944	13.02	15,155
Non-Qualified XXIII	1,247.838	9.87	12,316
	98,218.869		$ 1,287,943
ING MFS Utilities Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	34,396.964	$ 14.96	$ 514,579
Non-Qualified V (0.75)	98,842.255	15.31	1,513,275
Non-Qualified IX	1,802.679	14.78	26,644
Non-Qualified XII	1,112.800	15.28	17,004
Non-Qualified XX	9,650.574	15.17	146,399
Non-Qualified XXIII	2,238.168	9.18	20,546
	148,043.440		$ 2,238,447

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO High Yield Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	16,450.637	$ 12.93	$ 212,707
Non-Qualified V (0.75)	156,647.327	13.24	2,074,011
Non-Qualified VII	154,484.738	12.88	1,989,763
Non-Qualified VIII	10,442.109	12.97	135,434
Non-Qualified IX	6,480.241	12.78	82,817
Non-Qualified XII	246.009	13.21	3,250
Non-Qualified XX	1,456.824	13.11	19,099
Non-Qualified XXII	931.714	12.22	11,386
Non-Qualified XXIII	169.356	11.87	2,010
	347,308.955		$ 4,530,477
ING Pioneer Equity Income Portfolio - Institutional **Class**			
Contracts in accumulation period:			
Non-Qualified V	80,172.599	$ 7.00	$ 561,208
Non-Qualified V (0.75)	226,769.718	7.13	1,616,868
Non-Qualified IX	3,810.384	6.93	26,406
Non-Qualified XII	12,094.669	7.11	85,993
Non-Qualified XX	7,817.632	7.07	55,271
Non-Qualified XXIII	5,259.541	8.62	45,337
Non-Qualified XXIV	81,775.040	8.69	710,625
	417,699.583		$ 3,101,708
ING Pioneer Fund Portfolio - Institutional Class			
Currently payable annuity contracts:	299,259.351	$9.46 to $10.51	$ 3,143,511
Contracts in accumulation period:			
Non-Qualified V	7,777.333	8.92	69,374
Non-Qualified V (0.75)	19,958.254	9.09	181,421
Non-Qualified XIII	219,668.495	10.66	2,341,666
Non-Qualified XIV	352,635.063	10.51	3,706,195
Non-Qualified XV	174,370.390	10.43	1,818,683
Non-Qualified XVI	1,243.061	10.41	12,940
Non-Qualified XVIII	3,593.252	10.19	36,615
Non-Qualified XIX	6,899.739	10.26	70,791
	1,085,404.938		$ 11,381,196
ING Pioneer Mid Cap Value Portfolio - Institutional **Class**			
Contracts in accumulation period:			
Non-Qualified V	41,918.689	$ 9.08	$ 380,622
Non-Qualified V (0.75)	192,829.541	9.25	1,783,673
Non-Qualified IX	9,341.618	9.00	84,075
Non-Qualified XII	21,487.236	9.23	198,327
Non-Qualified XX	7,167.740	9.18	65,800
Non-Qualified XXIII	11,541.720	9.29	107,223
	284,286.544		$ 2,619,720

Division/Contract	Units	Unit Value		Extended Value	
ING Pioneer Mid Cap Value Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified XIII	31,755.503	$	9.08	$	288,340
Non-Qualified XIV	39,316.329		8.98		353,061
Non-Qualified XV	7,627.385		8.93		68,113
Non-Qualified XVI	1,901.507		8.91		16,942
Non-Qualified XIX	1,240.751		8.81		10,931
	81,841.475			$	737,387
ING Retirement Growth Portfolio - Adviser Class					
Contracts in accumulation period:					
Non-Qualified XIII	201,604.866	$	9.38	$	1,891,054
Non-Qualified XIV	212,628.984		9.38		1,994,460
Non-Qualified XV	161,335.124		9.37		1,511,710
Non-Qualified XVI	495.411		9.37		4,642
Non-Qualified XVIII	1,635.544		9.36		15,309
Non-Qualified XIX	22,203.170		9.37		208,044
	599,903.099			$	5,625,219
ING Retirement Moderate Growth Portfolio - Adviser Class					
Contracts in accumulation period:					
Non-Qualified XIII	288,917.750	$	9.64	$	2,785,167
Non-Qualified XIV	349,777.262		9.63		3,368,355
Non-Qualified XV	136,409.479		9.63		1,313,623
Non-Qualified XVI	17,283.872		9.63		166,444
Non-Qualified XIX	3,110.557		9.62		29,924
	795,498.920			$	7,663,513
ING Retirement Moderate Portfolio - Adviser Class					
Contracts in accumulation period:					
Non-Qualified XIII	234,550.713	$	9.87	$	2,315,016
Non-Qualified XIV	396,344.079		9.86		3,907,953
Non-Qualified XV	183,782.825		9.86		1,812,099
Non-Qualified XVI	68,533.675		9.86		675,742
Non-Qualified XVIII	3,822.411		9.85		37,651
Non-Qualified XIX	28,339.093		9.85		279,140
	915,372.796			$	9,027,601
ING T. Rowe Price Capital Appreciation Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	189,202.621	$	12.02	$	2,274,216
Non-Qualified V (0.75)	622,325.714		12.31		7,660,830
Non-Qualified IX	23,433.686		11.88		278,392
Non-Qualified XII	13,598.305		12.28		166,987
Non-Qualified XX	51,655.934		12.19		629,686
Non-Qualified XXIII	1,026.027		10.05		10,312
	901,242.287			$	11,020,423

Division/Contract	Units	Unit Value		Extended Value	
ING T. Rowe Price Equity Income Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	48,566.201	$	13.30	$	645,930
Non-Qualified V (0.75)	260,912.845		13.75		3,587,552
Non-Qualified IX	1,717.877		13.92		23,913
Non-Qualified XIII	49,927.857		8.92		445,356
Non-Qualified XIV	100,785.035		8.82		888,924
Non-Qualified XV	28,252.782		8.77		247,777
Non-Qualified XVI	874.941		8.75		7,656
Non-Qualified XVIII	509.544		8.60		4,382
Non-Qualified XIX	3,891.786		8.65		33,664
Non-Qualified XX	10,488.961		13.57		142,335
Non-Qualified XXII	2,815.721		9.04		25,454
Non-Qualified XXIII	418.356		9.33		3,903
	509,161.906			$	6,056,846
ING Templeton Global Growth Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified XIII	8,986.062	$	8.85	$	79,527
Non-Qualified XIV	19,973.727		8.75		174,770
Non-Qualified XV	8,492.905		8.71		73,973
Non-Qualified XVI	5,574.585		8.69		48,443
Non-Qualified XVIII	3,229.766		8.54		27,582
Non-Qualified XIX	9,817.636		8.59		84,333
	56,074.681			$	488,628
ING Van Kampen Growth and Income Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	21,276.105	$	10.50	$	223,399
Non-Qualified V (0.75)	55,298.935		10.75		594,464
Non-Qualified IX	3,099.825		10.38		32,176
Non-Qualified XXIII	1,579.670		9.58		15,133
	81,254.535			$	865,172
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	37.647	$	8.53	$	321
Non-Qualified V (0.75)	939.158		8.69		8,161
Non-Qualified XIII	9,086.314		8.57		77,870
Non-Qualified XIV	16,897.772		8.48		143,293
Non-Qualified XV	9,532.157		8.43		80,356
Non-Qualified XVI	552.611		8.41		4,647
Non-Qualified XIX	114.817		8.32		955
	37,160.476			$	315,603

Division/Contract	Units	Unit Value	Extended Value
ING Money Market Portfolio - Class I			
Currently payable annuity contracts:	423,888.031	$11.07 to $12.85	$ 5,426,323
Contracts in accumulation period:			
Non-Qualified V	290,405.638	15.26	4,431,590
Non-Qualified V (0.75)	891,666.205	16.35	14,578,742
Non-Qualified VI	3,622.496	14.99	54,301
Non-Qualified VII	2,004,541.209	14.86	29,787,482
Non-Qualified VIII	376,030.661	13.67	5,140,339
Non-Qualified IX	5,720.624	14.78	84,551
Non-Qualified X	71,097.977	15.26	1,084,955
Non-Qualified XII	9,998.892	13.20	131,985
Non-Qualified XIII	2,035,983.321	12.94	26,345,624
Non-Qualified XIV	2,595,400.659	12.49	32,416,554
Non-Qualified XV	1,122,090.553	12.28	13,779,272
Non-Qualified XVI	311,641.318	11.21	3,493,499
Non-Qualified XVIII	2,778.887	10.74	29,845
Non-Qualified XIX	287,994.483	10.89	3,136,260
Non-Qualified XX	11,063.374	11.19	123,799
Non-Qualified XXII	188.490	10.72	2,021
Non-Qualified XXIII	12,722.211	10.02	127,477
Non-Qualified XXIV	18,118.044	10.10	182,992
	10,474,953.073		$ 140,357,611
ING American Century Small-Mid Cap Value Portfolio - **Service Class**			
Contracts in accumulation period:			
Non-Qualified V	13,092.133	$ 14.67	$ 192,062
Non-Qualified V (0.75)	58,029.943	15.24	884,376
Non-Qualified XII	282.130	15.18	4,283
Non-Qualified XX	3,362.998	17.22	57,911
Non-Qualified XXIV	15,932.498	10.69	170,318
	90,699.702		$ 1,308,950
ING Baron Asset Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	2,965.428	$ 8.38	$ 24,850
Non-Qualified V (0.75)	36,338.266	8.53	309,965
Non-Qualified XX	221.626	8.47	1,877
Non-Qualified XXIII	160.783	9.11	1,465
	39,686.103		$ 338,157

Division/Contract	Units	Unit Value	Extended Value
ING Baron Small Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	30,733.967	$ 14.17	$ 435,500
Non-Qualified V (0.75)	134,657.045	14.73	1,983,498
Non-Qualified IX	37.005	13.90	514
Non-Qualified XII	7,462.606	14.67	109,476
Non-Qualified XIII	33,265.734	8.28	275,440
Non-Qualified XIV	36,955.437	8.19	302,665
Non-Qualified XV	13,115.471	8.15	106,891
Non-Qualified XVI	1,114.443	8.13	9,060
Non-Qualified XVIII	739.284	8.00	5,914
Non-Qualified XIX	1,787.966	8.04	14,375
Non-Qualified XX	3,608.699	16.13	58,208
Non-Qualified XXIII	3,589.375	9.33	33,489
	267,067.032		$ 3,335,030
ING Columbia Small Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	1,455.130	$ 8.21	$ 11,947
Non-Qualified V (0.75)	6,544.161	8.36	54,709
Non-Qualified XIII	31,590.263	8.30	262,199
Non-Qualified XIV	22,632.023	8.20	185,583
Non-Qualified XV	16,283.229	8.16	132,871
Non-Qualified XVI	329.785	8.14	2,684
Non-Qualified XIX	1,656.795	8.05	13,337
	80,491.386		$ 663,330
ING Davis New York Venture Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	16,709.356	$ 10.55	$ 176,284
Non-Qualified V (0.75)	74,854.896	10.97	821,158
Non-Qualified IX	112.702	10.10	1,138
Non-Qualified XIII	54,870.196	8.89	487,796
Non-Qualified XIV	61,405.807	8.79	539,757
Non-Qualified XV	32,119.524	8.74	280,725
Non-Qualified XVI	3,468.528	8.73	30,280
Non-Qualified XIX	12,182.745	8.63	105,137
Non-Qualified XX	102.216	12.92	1,321
Non-Qualified XXII	2,708.228	8.99	24,347
Non-Qualified XXIII	1,350.376	9.31	12,572
	259,884.574		$ 2,480,515
ING JPMorgan Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	28,882.717	$ 14.34	$ 414,178
Non-Qualified V (0.75)	46,482.605	14.90	692,591
Non-Qualified IX	3,404.144	14.07	47,896
Non-Qualified XX	7,047.811	16.52	116,430
Non-Qualified XXIII	4,214.982	9.40	39,621
Non-Qualified XXIV	47,892.318	9.47	453,540
	137,924.577		$ 1,764,256

Division/Contract	Units	Unit Value	Extended Value
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class			
Currently payable annuity contracts:	93,966.624	$8.83 to $9.57	$ 832,774
Contracts in accumulation period:			
Non-Qualified V	151,591.453	13.02	1,973,721
Non-Qualified V (0.75)	126,049.359	13.96	1,759,649
Non-Qualified VII	716,445.589	12.34	8,840,939
Non-Qualified VIII	113,592.262	8.52	967,806
Non-Qualified IX	4,477.315	12.61	56,459
Non-Qualified X	5,469.020	13.02	71,207
Non-Qualified XII	1,774.967	7.60	13,490
Non-Qualified XIII	208,999.253	7.16	1,496,435
Non-Qualified XIV	272,758.492	6.91	1,884,761
Non-Qualified XV	83,406.281	6.79	566,329
Non-Qualified XVI	6,003.032	4.76	28,574
Non-Qualified XVIII	4,654.112	4.57	21,269
Non-Qualified XIX	1,450.121	4.63	6,714
Non-Qualified XX	201.051	12.65	2,543
Non-Qualified XXIII	16,550.837	9.04	149,620
Non-Qualified XXIV	339.022	9.11	3,088
	1,807,728.790		$ 18,675,378
ING Oppenheimer Global Portfolio - Initial Class			
Currently payable annuity contracts:	265,806.563	$11.59 to $11.67	$ 3,080,728
Contracts in accumulation period:			
Non-Qualified V	523,838.003	11.61	6,081,759
Non-Qualified V (0.75)	1,328,169.671	11.90	15,805,219
Non-Qualified VII	2,762,723.241	11.88	32,821,152
Non-Qualified VIII	416,753.104	11.97	4,988,535
Non-Qualified IX	31,255.058	11.47	358,496
Non-Qualified X	17,609.885	11.61	204,451
Non-Qualified XII	11,042.940	11.87	131,080
Non-Qualified XIII	957,210.010	12.14	11,620,530
Non-Qualified XIV	930,293.612	11.97	11,135,615
Non-Qualified XV	287,307.348	11.88	3,413,211
Non-Qualified XVI	20,321.059	11.86	241,008
Non-Qualified XVIII	5,689.552	11.60	65,999
Non-Qualified XIX	15,168.374	11.69	177,318
Non-Qualified XX	29,597.662	11.78	348,660
Non-Qualified XXIII	67,822.697	9.70	657,880
Non-Qualified XXIV	54,500.277	9.77	532,468
	7,725,109.056		$ 91,664,109

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Strategic Income Portfolio - Initial Class			
Currently payable annuity contracts:	250,151.250	$11.13 to $11.92	$ 2,919,011
Contracts in accumulation period:			
Non-Qualified V	191,664.073	11.53	2,209,887
Non-Qualified V (0.75)	391,756.202	11.82	4,630,558
Non-Qualified VII	909,241.113	11.56	10,510,827
Non-Qualified VIII	194,503.044	11.65	2,265,960
Non-Qualified IX	979.311	11.39	11,154
Non-Qualified X	2,837.854	11.53	32,720
Non-Qualified XII	4,522.561	11.79	53,321
Non-Qualified XIII	669,256.920	11.81	7,903,924
Non-Qualified XIV	730,572.312	11.65	8,511,167
Non-Qualified XV	289,140.779	11.56	3,342,467
Non-Qualified XVI	48,283.250	11.54	557,189
Non-Qualified XVIII	4,005.333	11.29	45,220
Non-Qualified XIX	41,876.422	11.37	476,135
Non-Qualified XX	8,891.391	11.70	104,029
Non-Qualified XXIII	7,877.393	10.05	79,168
Non-Qualified XXIV	7,649.160	10.13	77,486
	3,753,208.368		$ 43,730,223
ING Oppenheimer Strategic Income Portfolio - Service Class			
Currently payable annuity contracts:	9,379.718	$ 11.47	$ 107,585
Contracts in accumulation period:			
	9,379.718		$ 107,585
ING PIMCO Total Return Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	149,707.408	$ 13.92	$ 2,083,927
Non-Qualified V (0.75)	775,910.577	14.46	11,219,667
Non-Qualified IX	27,362.168	13.65	373,494
Non-Qualified XII	551.212	14.41	7,943
Non-Qualified XX	36,314.514	13.92	505,498
Non-Qualified XXII	1,559.429	12.27	19,134
Non-Qualified XXIII	11,510.649	11.14	128,229
	1,002,915.957		$ 14,337,892

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer High Yield Portfolio - Initial Class			
Currently payable annuity contracts:	170,093.278	$ 12.04	$ 2,047,923
Contracts in accumulation period:			
Non-Qualified V	11,872.989	12.75	151,381
Non-Qualified V (0.75)	77,022.236	12.99	1,000,519
Non-Qualified VII	454,661.468	11.92	5,419,565
Non-Qualified VIII	89,982.377	11.95	1,075,289
Non-Qualified IX	2,210.218	12.64	27,937
Non-Qualified XII	797.948	12.97	10,349
Non-Qualified XIII	257,635.952	12.00	3,091,631
Non-Qualified XIV	388,307.777	11.95	4,640,278
Non-Qualified XV	117,949.200	11.92	1,405,954
Non-Qualified XVI	24,272.937	11.91	289,091
Non-Qualified XVIII	3,925.435	11.84	46,477
Non-Qualified XIX	12,784.262	11.86	151,621
Non-Qualified XX	2,070.231	12.89	26,685
	1,613,586.308		$ 19,384,700
ING Solution 2015 Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	28,040.980	$ 10.53	$ 295,272
Non-Qualified V (0.75)	236,773.189	10.78	2,552,415
Non-Qualified IX	18,187.832	10.41	189,335
Non-Qualified XXIII	27,891.586	9.62	268,317
	310,893.587		$ 3,305,339
ING Solution 2025 Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	4,925.039	$ 10.17	$ 50,088
Non-Qualified V (0.75)	95,650.304	10.41	995,720
Non-Qualified IX	802.234	10.05	8,062
Non-Qualified XX	1,306.929	10.31	13,474
Non-Qualified XXIII	83,979.786	9.28	779,332
Non-Qualified XXIV	17,409.520	9.35	162,779
	204,073.812		$ 2,009,455
ING Solution 2035 Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	5,111.672	$ 10.23	$ 52,292
Non-Qualified V (0.75)	109,325.749	10.47	1,144,641
Non-Qualified XXIII	120,312.887	9.18	1,104,472
Non-Qualified XXIV	4,108.115	9.25	38,000
	238,858.423		$ 2,339,405

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2045 Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	9,705.008	$ 10.19	$ 98,894
Non-Qualified V (0.75)	64,571.681	10.44	674,128
Non-Qualified IX	146.110	10.08	1,473
Non-Qualified XX	405.208	10.34	4,190
Non-Qualified XXIII	39,094.539	8.96	350,287
Non-Qualified XXIV	7,815.145	9.03	70,571
	121,737.691		$ 1,199,543
ING Solution Income Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	2,065.352	$ 10.81	$ 22,326
Non-Qualified V (0.75)	111,465.154	11.07	1,233,919
Non-Qualified XXIII	17,769.725	10.09	179,297
	131,300.231		$ 1,435,542
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	423,966.622	$ 10.87	$ 4,608,517
Non-Qualified V (0.75)	538,382.106	11.14	5,997,577
Non-Qualified VII	867,640.283	11.38	9,873,746
Non-Qualified VIII	141,226.657	11.46	1,618,457
Non-Qualified IX	25,487.522	10.73	273,481
Non-Qualified X	15,072.850	10.87	163,842
Non-Qualified XII	10,529.202	11.11	116,979
Non-Qualified XIII	731,147.041	11.62	8,495,929
Non-Qualified XIV	636,043.860	11.46	7,289,063
Non-Qualified XV	259,729.245	11.38	2,955,719
Non-Qualified XVI	8,212.909	11.35	93,217
Non-Qualified XVIII	3,012.964	11.11	33,474
Non-Qualified XIX	7,899.744	11.19	88,398
Non-Qualified XX	1,878.860	11.03	20,724
Non-Qualified XXII	2,262.261	10.29	23,279
Non-Qualified XXIII	42,803.578	9.16	392,081
Non-Qualified XXIV	8,753.618	9.24	80,883
	3,724,049.322		$ 42,125,366

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity Portfolio - Initial Class			
Currently payable annuity contracts:	292,679.471	$10.85 to $13.96	$ 4,069,097
Contracts in accumulation period:			
Non-Qualified V	105,889.568	20.95	2,218,386
Non-Qualified V (0.75)	197,314.280	22.46	4,431,679
Non-Qualified VII	708,641.193	26.18	18,552,226
Non-Qualified VIII	80,437.002	19.25	1,548,412
Non-Qualified IX	5,053.431	20.30	102,585
Non-Qualified X	12,199.524	20.95	255,580
Non-Qualified XII	3,140.568	13.25	41,613
Non-Qualified XX	8,922.835	14.39	128,400
Non-Qualified XXIII	25,535.798	9.42	240,547
Non-Qualified XXIV	21,060.414	9.50	200,074
	1,460,874.084		$ 31,788,599
ING Templeton Foreign Equity Portfolio - Initial Class			
Currently payable annuity contracts:	179,449.557	$8.14 to $8.21	$ 1,461,162
Contracts in accumulation period:			
Non-Qualified V	415,687.365	8.20	3,408,636
Non-Qualified V (0.75)	408,573.611	8.27	3,378,904
Non-Qualified VII	247,399.176	8.13	2,011,355
Non-Qualified VIII	50,188.104	8.16	409,535
Non-Qualified IX	14,550.588	8.17	118,878
Non-Qualified X	5,164.163	8.20	42,346
Non-Qualified XII	1,504.614	8.27	12,443
Non-Qualified XIII	472,634.052	8.20	3,875,599
Non-Qualified XIV	549,593.376	8.16	4,484,682
Non-Qualified XV	147,113.431	8.13	1,196,032
Non-Qualified XVI	32,282.755	8.13	262,459
Non-Qualified XVIII	9,432.970	8.07	76,124
Non-Qualified XIX	17,756.513	8.09	143,650
Non-Qualified XX	2,427.141	8.24	20,000
Non-Qualified XXIII	10,810.505	9.10	98,376
Non-Qualified XXIV	7,590.760	9.17	69,607
	2,572,158.681		$ 21,069,788

Division/Contract	Units	Unit Value	Extended Value
ING Thornburg Value Portfolio - Initial Class			
Currently payable annuity contracts:	151,036.779	$11.36 to $16.78	$ 2,521,508
Contracts in accumulation period:			
Non-Qualified V	88,751.334	27.54	2,444,212
Non-Qualified V (0.75)	83,805.571	29.51	2,473,102
Non-Qualified VII	206,135.272	12.85	2,648,838
Non-Qualified VIII	46,661.615	13.09	610,801
Non-Qualified IX	3,436.842	26.67	91,661
Non-Qualified X	3,543.577	27.54	97,590
Non-Qualified XIII	260,562.120	10.85	2,827,099
Non-Qualified XIV	257,396.974	10.48	2,697,520
Non-Qualified XV	69,205.357	10.30	712,815
Non-Qualified XVI	12,847.022	6.51	83,634
Non-Qualified XVIII	105.814	6.24	660
Non-Qualified XIX	9,259.090	6.32	58,517
Non-Qualified XX	375.637	14.03	5,270
Non-Qualified XXIII	7,415.542	10.32	76,528
	1,200,538.546		$ 17,349,755
ING UBS U.S. Large Cap Equity Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	144,255.747	$ 13.70	$ 1,976,304
Non-Qualified V (0.75)	132,491.891	14.68	1,944,981
Non-Qualified VI	16,554.115	11.65	192,855
Non-Qualified VII	514,451.027	13.33	6,857,632
Non-Qualified VIII	77,411.136	9.31	720,698
Non-Qualified IX	9,511.677	13.27	126,220
Non-Qualified X	56,770.767	13.70	777,760
Non-Qualified XI	783.824	11.65	9,132
Non-Qualified XIII	160,161.672	9.25	1,481,495
Non-Qualified XIV	198,123.722	8.93	1,769,245
Non-Qualified XV	62,257.960	8.78	546,625
Non-Qualified XVI	10,615.614	6.56	69,638
Non-Qualified XVIII	6,204.982	6.28	38,967
Non-Qualified XIX	2,532.104	6.37	16,130
Non-Qualified XX	244.046	12.73	3,107
Non-Qualified XXIII	9,439.114	9.06	85,518
	1,401,809.398		$ 16,616,307
ING Van Kampen Comstock Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	15,755.520	$ 11.02	$ 173,626
Non-Qualified V (0.75)	65,822.899	11.45	753,672
Non-Qualified IX	1,350.242	10.81	14,596
Non-Qualified XX	4,003.668	13.06	52,288
Non-Qualified XXIII	3,270.516	9.45	30,906
	90,202.845		$ 1,025,088

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Equity and Income Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	301,174.122	$ 11.15	$ 3,358,091
Non-Qualified V (0.75)	517,740.361	11.43	5,917,772
Non-Qualified VII	1,364,024.980	11.28	15,386,202
Non-Qualified VIII	331,790.615	11.36	3,769,141
Non-Qualified IX	5,624.684	11.01	61,928
Non-Qualified X	3,941.246	11.15	43,945
Non-Qualified XII	428.818	11.40	4,889
Non-Qualified XIII	1,309,701.342	11.52	15,087,759
Non-Qualified XIV	1,456,310.040	11.36	16,543,682
Non-Qualified XV	486,862.691	11.28	5,491,811
Non-Qualified XVI	22,793.839	11.25	256,431
Non-Qualified XVIII	2,422.119	11.01	26,668
Non-Qualified XIX	22,225.287	11.09	246,478
Non-Qualified XX	13,233.300	11.32	149,801
Non-Qualified XXIII	4,096.051	10.22	41,862
Non-Qualified XXIV	39,656.983	10.30	408,467
	5,882,026.478		$ 66,794,927
ING Strategic Allocation Conservative Portfolio - Class I			
Currently payable annuity contracts:	173,116.226	$ 14.94	$ 2,586,356
Contracts in accumulation period:			
Non-Qualified V	27,916.057	16.91	472,061
Non-Qualified V (0.75)	26,907.386	18.12	487,562
Non-Qualified VII	237,654.673	16.53	3,928,432
Non-Qualified VIII	76,344.800	15.66	1,195,560
Non-Qualified IX	847.258	16.38	13,878
Non-Qualified XXIII	1,040.036	9.71	10,099
	543,826.436		$ 8,693,948
ING Strategic Allocation Growth Portfolio - Class I			
Currently payable annuity contracts:	125,492.020	$8.39 to $11.58	$ 1,440,623
Contracts in accumulation period:			
Non-Qualified V	40,958.001	16.86	690,552
Non-Qualified V (0.75)	116,614.911	18.07	2,107,231
Non-Qualified VII	203,432.902	16.48	3,352,574
Non-Qualified VIII	41,383.393	14.89	616,199
Non-Qualified IX	2,687.015	16.33	43,879
Non-Qualified X	3,998.861	17.62	70,460
Non-Qualified XX	4,515.817	12.43	56,132
Non-Qualified XXIII	28,572.757	9.12	260,584
Non-Qualified XXIV	6,047.937	9.19	55,581
	573,703.614		$ 8,693,815

Division/Contract	Units	Unit Value	Extended Value
ING Strategic Allocation Moderate Portfolio - Class I			
Currently payable annuity contracts:	214,421.394	$9.08 to $11.95	$ 2,554,886
Contracts in accumulation period:			
Non-Qualified V	37,700.553	16.78	632,615
Non-Qualified V (0.75)	58,434.270	17.98	1,050,648
Non-Qualified VII	290,134.474	16.40	4,758,205
Non-Qualified VIII	63,187.344	15.09	953,497
Non-Qualified XX	4,349.038	12.38	53,841
Non-Qualified XXIII	2,026.803	9.43	19,113
Non-Qualified XXIV	2,359.436	9.50	22,415
	672,613.312		$ 10,045,220
ING Growth and Income Portfolio - Class I			
Currently payable annuity contracts:	1,191,217.223	$6.57 to $258.97	$ 53,549,119
Contracts in accumulation period:			
Non-Qualified 1964	958.684	219.48	210,412
Non-Qualified V	1,472,079.422	20.45	30,104,024
Non-Qualified V (0.75)	2,430,699.305	21.91	53,256,622
Non-Qualified VI	505,661.815	19.27	9,744,103
Non-Qualified VII	1,260,360.454	20.04	25,257,623
Non-Qualified VIII	267,183.772	13.62	3,639,043
Non-Qualified IX	41,966.704	19.81	831,360
Non-Qualified X	562,384.567	21.10	11,866,314
Non-Qualified XI	6,610.806	19.89	131,489
Non-Qualified XII	39,726.270	8.80	349,591
Non-Qualified XIII	1,032,614.178	8.38	8,653,307
Non-Qualified XIV	967,784.977	8.10	7,839,058
Non-Qualified XV	434,520.523	7.96	3,458,783
Non-Qualified XVI	385,109.695	7.09	2,730,428
Non-Qualified XVIII	28,833.253	6.79	195,778
Non-Qualified XIX	274,978.650	6.89	1,894,603
Non-Qualified XX	26,992.876	12.55	338,761
Non-Qualified XXII	7,643.739	9.39	71,775
Non-Qualified XXIII	121,549.633	9.23	1,121,903
Non-Qualified XXIV	29,517.714	9.30	274,515
	11,088,394.260		$ 215,518,611
ING GET U.S. Core Portfolio - Series 5			
Contracts in accumulation period:			
Non-Qualified VII	12,114.581	$ 10.45	$ 126,597
Non-Qualified VIII	2,705.194	10.54	28,513
Non-Qualified XIII	99,943.366	10.72	1,071,393
Non-Qualified XIV	9,080.408	10.54	95,708
Non-Qualified XV	2,797.113	10.45	29,230
Non-Qualified XVI	2,314.441	10.42	24,116
Non-Qualified XIX	10,306.293	10.25	105,640
	139,261.396		$ 1,481,197

Division/Contract	Units	Unit Value		Extended Value	
ING GET U.S. Core Portfolio - Series 6					
Contracts in accumulation period:					
Non-Qualified VII	232,041.888	$	10.23	$	2,373,789
Non-Qualified VIII	25,681.452		10.31		264,776
Non-Qualified XIII	451,389.185		10.48		4,730,559
Non-Qualified XIV	670,705.405		10.31		6,914,973
Non-Qualified XV	374,311.207		10.23		3,829,204
Non-Qualified XVI	756.414		10.20		7,715
Non-Qualified XIX	37,232.237		10.04		373,812
	1,792,117.788			$	18,494,828
ING GET U.S. Core Portfolio - Series 7					
Contracts in accumulation period:					
Non-Qualified VII	123,467.135	$	10.16	$	1,254,426
Non-Qualified VIII	4,885.016		10.24		50,023
Non-Qualified XIII	211,665.838		10.40		2,201,325
Non-Qualified XIV	341,672.053		10.24		3,498,722
Non-Qualified XV	316,188.836		10.16		3,212,479
Non-Qualified XVI	1,714.340		10.13		17,366
Non-Qualified XIX	35,196.799		9.98		351,264
	1,034,790.017			$	10,585,605
ING GET U.S. Core Portfolio - Series 8					
Contracts in accumulation period:					
Non-Qualified VII	109,934.911	$	10.23	$	1,124,634
Non-Qualified VIII	10,263.661		10.31		105,818
Non-Qualified XIII	293,942.225		10.43		3,065,817
Non-Qualified XIV	221,389.792		10.28		2,275,887
Non-Qualified XV	202,486.718		10.21		2,067,389
Non-Qualified XVI	4,279.069		10.18		43,561
	842,296.376			$	8,683,106
ING GET U.S. Core Portfolio - Series 9					
Contracts in accumulation period:					
Non-Qualified VII	21,934.153	$	10.18	$	223,290
Non-Qualified XIII	253,806.467		10.38		2,634,511
Non-Qualified XIV	230,096.983		10.24		2,356,193
Non-Qualified XV	179,755.512		10.17		1,828,114
Non-Qualified XVI	45.231		10.14		459
Non-Qualified XIX	101.121		10.01		1,012
	685,739.467			$	7,043,579
ING GET U.S. Core Portfolio - Series 10					
Contracts in accumulation period:					
Non-Qualified VII	8,900.649	$	10.02	$	89,184
Non-Qualified VIII	10,567.647		10.10		106,733
Non-Qualified XIII	154,585.271		10.20		1,576,770
Non-Qualified XIV	180,960.745		10.07		1,822,275
Non-Qualified XV	118,277.561		10.00		1,182,776
Non-Qualified XVI	141.322		9.98		1,410
	473,433.195			$	4,779,148

Division/Contract	Units	Unit Value		Extended Value	
ING GET U.S. Core Portfolio - Series 11					
Contracts in accumulation period:					
Non-Qualified VII	16,152.177	$	10.18	$	164,429
Non-Qualified VIII	637.061		10.25		6,530
Non-Qualified XIII	203,977.799		10.38		2,117,290
Non-Qualified XIV	248,085.095		10.25		2,542,872
Non-Qualified XV	87,983.463		10.18		895,672
Non-Qualified XVI	28,092.594		10.16		285,421
Non-Qualified XIX	1,140.429		10.04		11,450
	586,068.618			$	6,023,664
ING GET U.S. Core Portfolio - Series 12					
Contracts in accumulation period:					
Non-Qualified VII	41,546.273	$	10.15	$	421,695
Non-Qualified VIII	768.898		10.21		7,850
Non-Qualified XIII	619,082.812		10.33		6,395,125
Non-Qualified XIV	454,369.781		10.21		4,639,115
Non-Qualified XV	362,600.436		10.15		3,680,394
Non-Qualified XVI	22,235.679		10.13		225,247
Non-Qualified XVIII	13,475.723		9.96		134,218
Non-Qualified XIX	8,235.941		10.02		82,524
	1,522,315.543			$	15,586,168
ING GET U.S. Core Portfolio - Series 13					
Contracts in accumulation period:					
Non-Qualified VII	31,968.013	$	10.01	$	320,000
Non-Qualified VIII	2,142.345		10.07		21,573
Non-Qualified XIII	664,502.938		10.18		6,764,640
Non-Qualified XIV	404,556.324		10.07		4,073,882
Non-Qualified XV	293,712.573		10.01		2,940,063
Non-Qualified XVI	8,531.159		9.99		85,226
Non-Qualified XIX	24,985.071		9.89		247,102
	1,430,398.423			$	14,452,486
ING GET U.S. Core Portfolio - Series 14					
Contracts in accumulation period:					
Non-Qualified VII	25,803.825	$	10.06	$	259,586
Non-Qualified VIII	4,289.743		10.11		43,369
Non-Qualified XIII	584,134.309		10.20		5,958,170
Non-Qualified XIV	411,022.551		10.11		4,155,438
Non-Qualified XV	135,786.485		10.06		1,366,012
Non-Qualified XVI	8,837.652		10.05		88,818
Non-Qualified XVIII	244.728		9.91		2,425
Non-Qualified XIX	70,734.087		9.95		703,804
	1,240,853.380			$	12,577,622

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Science and Technology Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	127,832.642	$ 4.44	$ 567,577
Non-Qualified V (0.75)	333,174.800	4.66	1,552,595
Non-Qualified VII	276,299.265	4.37	1,207,428
Non-Qualified VIII	31,935.392	4.44	141,793
Non-Qualified IX	6,178.984	4.33	26,755
Non-Qualified XII	1,494.500	4.64	6,934
Non-Qualified XIII	233,269.740	4.57	1,066,043
Non-Qualified XIV	195,951.527	4.44	870,025
Non-Qualified XV	28,506.108	4.37	124,572
Non-Qualified XVI	3,294.679	4.55	14,991
Non-Qualified XVIII	753.518	4.36	3,285
Non-Qualified XIX	4,206.805	4.42	18,594
Non-Qualified XX	1,207.346	14.96	18,062
Non-Qualified XXIII	3,617.655	10.42	37,696
	1,247,722.961		$ 5,656,350
ING Index Plus LargeCap Portfolio - Class I			
Currently payable annuity contracts:	1,391,415.459	$7.31 to $15.02	$ 19,618,243
Contracts in accumulation period:			
Non-Qualified V	89,767.308	17.09	1,534,123
Non-Qualified V (0.75)	624,513.785	18.26	11,403,622
Non-Qualified VII	478,482.670	16.73	8,005,015
Non-Qualified VIII	169,441.144	16.78	2,843,222
Non-Qualified IX	5,209.526	16.55	86,218
Non-Qualified XII	15,033.765	10.61	159,508
Non-Qualified XIII	1,564,083.702	10.08	15,765,964
Non-Qualified XIV	1,446,039.280	9.73	14,069,962
Non-Qualified XV	577,336.355	9.56	5,519,336
Non-Qualified XVI	295,836.664	7.32	2,165,524
Non-Qualified XVIII	19,839.748	7.02	139,275
Non-Qualified XIX	223,224.690	7.12	1,589,360
Non-Qualified XX	88,619.377	12.15	1,076,725
Non-Qualified XXIII	19,227.849	9.14	175,743
Non-Qualified XXIV	22,711.637	9.21	209,174
	7,030,782.959		$ 84,361,014
ING Index Plus MidCap Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	44,795.644	$ 18.63	$ 834,543
Non-Qualified V (0.75)	396,878.734	19.75	7,838,355
Non-Qualified IX	4,116.997	18.09	74,476
Non-Qualified XII	9,104.421	20.51	186,732
Non-Qualified XX	2,694.601	14.68	39,557
Non-Qualified XXII	292.528	9.24	2,703
Non-Qualified XXIII	11,467.788	8.96	102,751
Non-Qualified XXIV	24,405.533	9.03	220,382
	493,756.246		$ 9,299,499

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus SmallCap Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	40,401.609	$ 13.15	$ 531,281
Non-Qualified V (0.75)	203,558.394	13.95	2,839,640
Non-Qualified IX	3,917.838	12.77	50,031
Non-Qualified XII	15,806.568	14.96	236,466
Non-Qualified XX	2,761.032	13.91	38,406
Non-Qualified XXIII	7,443.506	9.03	67,215
Non-Qualified XXIV	19,307.530	9.10	175,699
	293,196.477		$ 3,938,738
ING International Index Portfolio - Class I			
Currently payable annuity contracts:	88,802.641	$13.41 to $13.45	$ 1,190,945
Contracts in accumulation period:			
Non-Qualified V	14,760.404	7.47	110,260
Non-Qualified V (0.75)	264,084.437	7.53	1,988,556
Non-Qualified VII	283,363.408	13.96	3,955,753
Non-Qualified VIII	43,393.933	13.98	606,647
Non-Qualified IX	896.484	7.44	6,670
Non-Qualified XII	11,379.222	7.53	85,686
Non-Qualified XIII	114,512.230	14.01	1,604,316
Non-Qualified XIV	101,063.941	13.98	1,412,874
Non-Qualified XV	45,562.725	13.96	636,056
Non-Qualified XVI	10,015.516	13.96	139,817
Non-Qualified XVIII	1,384.003	13.91	19,251
Non-Qualified XIX	3,353.272	13.93	46,711
Non-Qualified XX	3,335.204	7.51	25,047
Non-Qualified XXIII	3,355.938	8.50	28,525
	989,263.358		$ 11,857,114
ING International Index Portfolio - Class S			
Contracts in accumulation period:			
Non-Qualified V	3,325.267	$ 12.72	$ 42,297

Division/Contract	Units	Unit Value	Extended Value
ING Opportunistic Large Cap Portfolio - Class I			
Currently payable annuity contracts:	98,664.178	$11.08 to $11.10	$ 1,093,328
Contracts in accumulation period:			
Non-Qualified V	29,008.895	16.03	465,013
Non-Qualified V (0.75)	142,806.540	17.08	2,439,136
Non-Qualified VII	261,558.825	15.70	4,106,474
Non-Qualified VIII	62,776.488	16.01	1,005,052
Non-Qualified IX	2,000.761	15.52	31,052
Non-Qualified X	5,302.135	16.03	84,993
Non-Qualified XII	3,098.970	11.52	35,700
Non-Qualified XIII	138,647.083	12.69	1,759,431
Non-Qualified XIV	146,751.288	12.66	1,857,871
Non-Qualified XV	24,247.681	12.65	306,733
Non-Qualified XVI	7,279.939	12.65	92,091
Non-Qualified XVIII	253.580	12.60	3,195
Non-Qualified XIX	5,535.739	12.62	69,861
Non-Qualified XX	1,679.360	11.05	18,557
Non-Qualified XXIII	8,500.197	8.75	74,377
Non-Qualified XXIV	5,141.955	8.82	45,352
	943,253.614		$ 13,488,216
ING Russell™ Large Cap Growth Index Portfolio - Class I			
Currently payable annuity contracts:	32,735.060	$ 12.73	$ 416,717
Contracts in accumulation period:			
Non-Qualified V	921.033	12.54	11,550
Non-Qualified V (0.75)	8,263.273	12.58	103,952
Non-Qualified VII	1,068,844.117	11.74	12,548,230
Non-Qualified VIII	136,708.892	11.74	1,604,962
Non-Qualified XIII	478,661.585	11.76	5,629,060
Non-Qualified XIV	518,846.858	11.74	6,091,262
Non-Qualified XV	183,720.536	11.74	2,156,879
Non-Qualified XVI	12,637.824	11.73	148,242
Non-Qualified XVIII	4,836.294	11.71	56,633
Non-Qualified XIX	11,983.478	11.72	140,446
	2,458,158.950		$ 28,907,933

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Index Portfolio - Class I			
Currently payable annuity contracts:	309,257.258	$12.68 to $12.77	$ 3,946,990
Contracts in accumulation period:			
Non-Qualified V	18,178.637	8.10	147,247
Non-Qualified V (0.75)	219,742.158	8.16	1,793,096
Non-Qualified VII	324,176.635	12.89	4,178,637
Non-Qualified VIII	104,678.948	12.90	1,350,358
Non-Qualified IX	349.270	8.06	2,815
Non-Qualified XIII	208,860.329	12.93	2,700,564
Non-Qualified XIV	319,622.718	12.90	4,123,133
Non-Qualified XV	116,950.595	12.89	1,507,493
Non-Qualified XVI	15,093.910	12.89	194,560
Non-Qualified XVIII	6,808.115	12.84	87,416
Non-Qualified XIX	5,086.850	12.86	65,417
Non-Qualified XXIII	1,879.848	9.10	17,107
	1,650,685.271		$ 20,114,833
ING Russell™ Large Cap Value Index Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified XIII	332,531.760	$ 12.56	$ 4,176,599
Non-Qualified XIV	340,110.362	12.53	4,261,583
Non-Qualified XV	106,473.458	12.52	1,333,048
Non-Qualified XVI	12,293.573	12.52	153,916
Non-Qualified XVIII	786.654	12.47	9,810
Non-Qualified XIX	19,974.308	12.49	249,479
	812,170.115		$ 10,184,435
ING Russell™ Large Cap Value Index Portfolio - Class S			
Contracts in accumulation period:			
Non-Qualified VII	119,513.112	$ 12.51	$ 1,495,109
Non-Qualified VIII	5,855.725	12.52	73,314
	125,368.837		$ 1,568,423
ING Russell™ Mid Cap Growth Index Portfolio - Class S			
Contracts in accumulation period:			
Non-Qualified V	5,084.792	$ 12.82	$ 65,187
Non-Qualified V (0.75)	1,978.309	12.86	25,441
Non-Qualified IX	794.664	12.80	10,172
	7,857.765		$ 100,800
ING Russell™ Mid Cap Index Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	2,878.028	$ 8.18	$ 23,542
Non-Qualified V (0.75)	16,385.462	8.25	135,180
	19,263.490		$ 158,722
ING Russell™ Small Cap Index Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	1,150.299	$ 8.69	$ 9,996
Non-Qualified V (0.75)	12,919.502	8.76	113,175
	14,069.801		$ 123,171

Division/Contract	Units	Unit Value	Extended Value
ING Small Company Portfolio - Class I			
Currently payable annuity contracts:	183,257.658	$12.23 to $25.18	$ 4,526,654
Contracts in accumulation period:			
Non-Qualified V	15,095.067	24.99	377,226
Non-Qualified V (0.75)	104,932.597	26.63	2,794,355
Non-Qualified VII	299,734.238	24.48	7,337,494
Non-Qualified VIII	81,100.333	24.96	2,024,264
Non-Qualified IX	2,081.579	24.20	50,374
Non-Qualified X	4,066.013	24.99	101,610
Non-Qualified XII	1,519.119	18.33	27,845
Non-Qualified XIII	371,325.507	17.72	6,579,888
Non-Qualified XIV	311,927.542	17.11	5,337,080
Non-Qualified XV	73,186.847	16.82	1,231,003
Non-Qualified XVI	11,733.023	12.19	143,026
Non-Qualified XVIII	3,614.435	11.69	42,253
Non-Qualified XIX	11,720.836	11.85	138,892
Non-Qualified XX	415.231	16.13	6,698
Non-Qualified XXIII	18,412.388	9.21	169,578
Non-Qualified XXIV	1,292.100	9.28	11,991
	1,495,414.513		$ 30,900,231
ING U.S. Bond Index Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	13,382.249	$ 10.65	$ 142,521
Non-Qualified V (0.75)	47,303.244	10.74	508,037
Non-Qualified XX	1,305.029	10.70	13,964
Non-Qualified XXIII	976.552	10.94	10,683
	62,967.074		$ 675,205
ING International Value Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	32,897.280	$ 13.04	$ 428,981
Non-Qualified V (0.75)	196,239.205	13.60	2,668,853
Non-Qualified IX	8,924.738	12.77	113,969
Non-Qualified XII	5,125.934	13.54	69,405
Non-Qualified XX	384.671	14.75	5,674
Non-Qualified XXIII	3,931.291	8.41	33,062
	247,503.119		$ 3,319,944
ING MidCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	9,620.655	$ 12.75	$ 122,663
Non-Qualified V (0.75)	27,424.690	13.30	364,748
Non-Qualified XII	588.659	13.24	7,794
Non-Qualified XXIII	2,806.295	9.75	27,361
	40,440.299		$ 522,566

Division/Contract	Units	Unit Value	Extended Value
ING MidCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Non-Qualified XIII	120,545.131	$ 11.53	$ 1,389,885
Non-Qualified XIV	85,586.484	11.23	961,136
Non-Qualified XV	39,788.436	11.09	441,254
Non-Qualified XVI	8,308.418	11.04	91,725
Non-Qualified XVIII	1,712.311	10.61	18,168
Non-Qualified XIX	8,077.336	10.75	86,831
	264,018.116		$ 2,988,999
ING SmallCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	9,884.051	$ 8.09	$ 79,962
Non-Qualified V (0.75)	23,568.005	8.44	198,914
Non-Qualified XII	4,167.304	8.40	35,005
Non-Qualified XX	275.177	14.14	3,891
Non-Qualified XXIII	195.945	9.07	1,777
	38,090.482		$ 319,549
ING SmallCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Non-Qualified XIII	106,954.747	$ 7.74	$ 827,830
Non-Qualified XIV	87,766.359	7.53	660,881
Non-Qualified XV	50,334.391	7.44	374,488
Non-Qualified XVI	10,713.170	7.40	79,277
Non-Qualified XIX	8,522.484	7.21	61,447
	264,291.151		$ 2,003,923
Janus Aspen Series Balanced Portfolio - Institutional Shares			
Contracts in accumulation period:			
Non-Qualified V (0.75)	375.064	$ 35.54	$ 13,330
Janus Aspen Series Enterprise Portfolio - Institutional Shares			
Contracts in accumulation period:			
Non-Qualified V (0.75)	2.383	$ 26.50	$ 63
Non-Qualified IX	72.057	23.95	1,726
	74.440		$ 1,789
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares			
Contracts in accumulation period:			
Non-Qualified V (0.75)	103.433	$ 28.12	$ 2,909
Janus Aspen Series Janus Portfolio - Institutional Shares			
Contracts in accumulation period:			
Non-Qualified IX	96.143	$ 17.95	$ 1,726
Janus Aspen Series Worldwide Portfolio - Institutional Shares			
Contracts in accumulation period:			
Non-Qualified V (0.75)	55.355	$ 21.67	$ 1,200

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC			
Contracts in accumulation period:			
Non-Qualified V	42,969.004	$ 11.07	$ 475,667
Non-Qualified V (0.75)	111,301.811	11.55	1,285,536
Non-Qualified IX	9,384.387	10.84	101,727
Non-Qualified XX	2,427.983	13.40	32,535
Non-Qualified XXIII	9,115.547	9.07	82,678
Non-Qualified XXIV	13,474.662	9.14	123,158
	188,673.394		$ 2,101,301
Oppenheimer Global Securities/VA			
Contracts in accumulation period:			
Non-Qualified V (0.75)	2,887.660	$ 21.52	$ 62,142
Oppenheimer Main Street Fund®/VA			
Currently payable annuity contracts	31,462.356	$8.55 to $10.11	$ 288,194
Oppenheimer Main Street Small Cap Fund®/VA			
Contracts in accumulation period:			
Non-Qualified V	2,856.922	$ 10.81	$ 30,883
Non-Qualified V (0.75)	41,146.215	11.06	455,077
Non-Qualified IX	3,571.438	10.68	38,143
Non-Qualified XX	5,013.245	10.96	54,945
Non-Qualified XXIII	784.766	9.34	7,330
	53,372.586		$ 586,378
Oppenheimer MidCap Fund/VA			
Currently payable annuity contracts	25,606.710	$7.20 to $9.05	$ 194,897
PIMCO Real Return Portfolio - Administrative Class			
Contracts in accumulation period:			
Non-Qualified V	59,767.724	$ 12.68	$ 757,855
Non-Qualified V (0.75)	603,609.695	13.04	7,871,070
Non-Qualified IX	2,400.938	12.50	30,012
Non-Qualified XX	110.278	12.90	1,423
Non-Qualified XXIII	4,912.800	10.54	51,781
	670,801.435		$ 8,712,141
Pioneer Emerging Markets VCT Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	49,325.632	$ 9.06	$ 446,890
Non-Qualified V (0.75)	228,958.025	9.18	2,101,835
Non-Qualified IX	2,368.479	9.00	21,316
Non-Qualified XII	15,623.743	9.17	143,270
Non-Qualified XX	7,532.082	9.13	68,768
Non-Qualified XXII	278.609	9.15	2,549
Non-Qualified XXIII	4,066.351	8.78	35,703
	308,152.921		$ 2,820,331

Division/Contract	Units	Unit Value		Extended Value	
Pioneer High Yield VCT Portfolio - Class I					
Contracts in accumulation period:					
Non-Qualified V	12,878.699	$	12.13	$	156,219
Non-Qualified V (0.75)	28,793.010		12.48		359,337
Non-Qualified IX	2,382.738		11.96		28,498
Non-Qualified XXIII	633.408		10.70		6,777
	44,687.855			$	550,831
Premier VIT OpCap Mid Cap Portfolio - Class I					
Contracts in accumulation period:					
Non-Qualified V	2,842.288	$	7.73	$	21,971
Non-Qualified V (0.75)	87,433.799		7.83		684,607
Non-Qualified XX	203.760		7.79		1,587
	90,479.847			$	708,165
Wanger International					
Contracts in accumulation period:					
Non-Qualified V	10,527.241	$	8.33	$	87,692
Non-Qualified V (0.75)	144,515.736		8.44		1,219,713
Non-Qualified XII	4,417.113		8.43		37,236
Non-Qualified XX	6,779.973		8.39		56,884
Non-Qualified XXIII	1,270.571		9.36		11,893
	167,510.634			$	1,413,418
Wanger Select					
Contracts in accumulation period:					
Non-Qualified V	24,692.663	$	13.12	$	323,968
Non-Qualified V (0.75)	184,110.100		13.50		2,485,486
Non-Qualified IX	1,005.009		12.94		13,005
Non-Qualified XX	952.338		13.35		12,714
Non-Qualified XXIII	1,079.055		9.46		10,208
	211,839.165			$	2,845,381
Wanger USA					
Contracts in accumulation period:					
Non-Qualified V	3,977.893	$	11.80	$	46,939
Non-Qualified V (0.75)	25,891.002		12.13		314,058
Non-Qualified IX	5,502.597		11.63		63,995
Non-Qualified XXIII	792.549		9.45		7,490
	36,164.041			$	432,482

Non-Qualified 1964

Individual Contracts issued from December 1, 1964 to March 14, 1967.

Non-Qualified V

Certain AetnaPlus Contracts issued in connection with deferred compensation plans issued since August 28, 1992, and certain individual non-qualified Contracts.

Non-Qualified V (0.75)

Subset of Non-Qualified V Contracts having a mortality and expense charge of 0.75%

Non-Qualified VI

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Non-Qualified I).

Non-Qualified VII

Certain individual and group Contracts issued as non-qualified deferred annuity contracts or Individual retirement annuity Contracts issued since May 4, 1994.

Non-Qualified VIII

Certain individual retirement annuity Contracts issued since May 1, 1998.

Non-Qualified IX

Group Aetna Plus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with deferred compensation plans.

Non-Qualified X

Group AetnaPlus contracts containing contractual limits on fees, issued in connection with deferred compensation plans and as individual non-qualified Contracts, resulting in reduced daily charges for certain funding options effective May 29, 1997.

Non-Qualified XI

Certain Contracts, previously valued under Non-Qualified VI, containing contractual limits on fees, resulting in reduced daily charges for certain funding options effective May 29, 1997.

Non-Qualified XII

Certain individual retirement annuity contracts issued since March 1999.

Non-Qualified XIII

Certain individual retirement annuity Contracts issued since October 1, 1998.

Non-Qualified XIV

Certain individual retirement annuity Contracts issued since September 1, 1998.

Non-Qualified XV

Certain individual retirement annuity Contracts issued since September 1, 1998.

Non-Qualified XVI

Certain individual retirement annuity Contracts issued since August 2000.

Non-Qualified XVIII

Certain individual retirement annuity Contracts issued since September 2000.

Non-Qualified XIX

Certain individual retirement annuity Contracts issued since August 2000.

Non-Qualified XX

Certain deferred compensation Contracts issued since December 2002.

Non-Qualified XXII

Certain AetnaPlus Contracts issued in conjunction with deferred compensation plans issued since August 28, 1992, and certain individual non-qualified contracts having a mortality and expense charge of 0.90%.

Non-Qualified XXIII

Certain contracts issued in connection with deferred compensation plans since July 2008 and having mortality and expense charge of 0.70%.

Non-Qualified XXIV

Certain contracts issued in connection with deferred compensation plans since June 2009 and having mortality and expense charge of 0.35%.

10. Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, follows:

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
AIM V.I. Capital Appreciation Fund - Series I Shares												
2009	79	$7.61	to	$9.73	$648	0.68%	0.35%	to	1.50%	19.28%	to	20.72%
2008	76	$6.38	to	$8.13	$523	-	0.70%	to	1.50%	-43.39%	to	-42.94%
2007	77	$11.27	to	$14.32	$929	-	0.75%	to	1.50%	10.38%	to	11.18%
2006	99	$10.21	to	$12.95	$1,077	0.08%	0.75%	to	1.50%	4.94%	to	5.56%
2005	44	$9.92	to	$10.25	$448	-	0.75%	to	1.25%	7.59%	to	8.01%
AIM V.I. Core Equity Fund - Series I Shares												
2009	155	$9.05	to	$14.54	$1,552	1.97%	0.35%	to	1.50%	26.40%	to	28.02%
2008	135	$7.16	to	$11.44	$1,084	2.41%	0.70%	to	1.50%	-31.15%	to	-30.63%
2007	132	$10.40	to	$16.53	$1,492	1.16%	0.75%	to	1.50%	6.45%	to	7.25%
2006	154	$9.77	to	$13.27	$1,623	0.72%	0.75%	to	1.50%	15.08%	to	15.90%
2005	101	$8.49	to	$8.93	$893	0.08%	0.75%	to	1.50%	3.66%	to	4.46%
Calvert Social Balanced Portfolio												
2009	77	$9.31	to	$22.24	$1,241	1.99%	0.70%	to	1.50%	23.46%	to	24.32%
2008	100	$7.49	to	$17.89	$1,172	2.65%	0.70%	to	1.40%	-32.28%	to	-31.82%
2007	103	$13.66	to	$26.24	$1,766	2.22%	0.75%	to	1.40%	1.34%	to	1.98%
2006	130	$13.48	to	$25.73	$2,101	2.00%	0.75%	to	1.40%	7.24%	to	7.97%
2005	153	$12.57	to	$23.83	$2,190	1.77%	0.75%	to	1.40%	4.14%	to	4.84%
Federated Capital Income Fund II												
2009	91	$14.18	to	$17.19	$1,537	6.01%	1.25%	to	1.40%	26.47%	to	26.72%
2008	112	$11.19	to	$13.57	$1,491	6.21%	1.25%	to	1.40%	-21.49%	to	-21.38%
2007	150	$14.24	to	$17.26	$2,537	5.27%	1.25%	to	1.40%	2.54%	to	2.74%
2006	184	$13.86	to	$16.80	$3,039	5.95%	1.25%	to	1.40%	14.09%	to	14.21%
2005	232	$12.14	to	$14.48	$3,367	5.79%	1.25%	to	1.40%	4.78%	to	5.02%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Federated Clover Value Fund II - Primary Shares												
2009	385	$14.46	to	$20.27	$7,641	2.51%	1.25%	to	1.40%	13.11%	to	13.24%
2008	500	$12.77	to	$17.90	$8,770	1.93%	1.25%	to	1.40%	-34.72%	to	-34.60%
2007	649	$19.53	to	$27.37	$17,444	1.57%	1.25%	to	1.40%	-10.94%	to	-10.82%
2006	822	$21.90	to	$30.69	$24,783	1.52%	1.25%	to	1.40%	15.20%	to	15.38%
2005	1,104	$18.98	to	$26.19	$28,971	1.66%	1.25%	to	1.40%	3.56%	to	3.72%
Federated Equity Income Fund II												
2009	167	$11.50	to	$13.32	$2,215	4.34%	1.25%	to	1.40%	13.65%	to	13.86%
2008	205	$10.10	to	$11.72	$2,394	3.90%	1.25%	to	1.40%	-31.42%	to	-31.34%
2007	275	$14.71	to	$17.09	$4,689	3.05%	1.25%	to	1.40%	0.65%	to	0.75%
2006	366	$14.60	to	$16.98	$6,196	2.25%	1.25%	to	1.40%	21.37%	to	21.67%
2005	473		$13.99		$6,708	2.27%		1.40%			1.89%	
Federated Fund for U.S. Government Securities II												
2009	88		$18.27		$1,615	5.04%		1.40%			3.69%	
2008	109		$17.62		$1,916	5.00%		1.40%			2.86%	
2007	124		$17.13		$2,125	4.43%		1.40%			4.77%	
2006	146		$16.35		$2,385	4.88%		1.40%			2.70%	
2005	259		$15.92		$4,124	4.54%		1.40%			0.57%	
Federated High Income Bond Fund II - Primary Shares												
2009	197	$21.95	to	$22.43	$4,314	11.59%	1.25%	to	1.40%	50.76%	to	50.94%
2008	240	$14.56	to	$14.86	$3,488	10.54%	1.25%	to	1.40%	-27.05%	to	-26.91%
2007	280	$19.96	to	$20.33	$5,582	8.28%	1.25%	to	1.40%	1.99%	to	2.11%
2006	333	$19.57	to	$19.91	$6,523	8.64%	1.25%	to	1.40%	9.27%	to	9.46%
2005	413		$17.91		$7,437	9.23%		1.40%			1.19%	
Federated International Equity Fund II												
2009	99	$15.05	to	$16.46	$1,595	2.82%	1.25%	to	1.40%	39.27%	to	39.49%
2008	120	$10.79	to	$11.80	$1,384	0.65%	1.25%	to	1.40%	-46.51%	to	-46.37%
2007	164	$20.12	to	$22.01	$3,549	0.19%	1.25%	to	1.40%	8.05%	to	8.17%
2006	192	$18.60	to	$20.35	$3,845	0.21%	1.25%	to	1.40%	17.23%	to	17.43%
2005	252	$15.85	to	$17.06	$4,318	-	1.25%	to	1.40%	7.50%	to	7.75%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Federated Mid Cap Growth Strategies Fund II												
2009	114	$21.22			$2,424	-	1.40%			28.84%		
2008	154	$16.47			$2,540	-	1.40%			-44.30%		
2007	207	$29.57			$6,114	-	1.40%			16.37%		
2006	253	$25.41			$6,433	-	1.40%			6.72%		
2005	358	$23.81			$8,518	-	1.40%			11.11%		
Federated Prime Money Fund II												
2009	111	$13.53			$1,502	0.49%	1.40%			-0.95%		
2008	128	$13.66			$1,747	2.68%	1.40%			1.11%		
2007	142	$13.51			$1,915	4.73%	1.40%			3.45%		
2006	161	$13.06			$2,102	4.36%	1.40%			3.08%		
2005	197	$12.67			$2,500	2.40%	1.40%			1.28%		
Fidelity® VIP Equity-Income Portfolio - Initial Class												
2009	4,136	$8.89	to	$22.81	$65,887	2.09%	0.35%	to	1.90%	27.71%	to	29.24%
2008	5,003	$6.88	to	$17.76	$61,149	2.21%	0.70%	to	1.90%	-43.73%	to	-43.06%
2007	6,848	$13.79	to	$31.42	$144,175	1.66%	0.75%	to	1.90%	-0.43%	to	75.00%
2006	9,118	$13.85	to	$31.39	$187,746	3.26%	0.75%	to	1.90%	17.97%	to	19.32%
2005	11,050	$11.74	to	$26.48	$191,800	1.68%	0.75%	to	1.90%	3.80%	to	5.06%
Fidelity® VIP Growth Portfolio - Initial Class												
2009	563	$8.00	to	$16.83	$8,618	0.41%	0.35%	to	1.50%	26.33%	to	27.39%
2008	627	$6.28	to	$13.22	$7,951	0.81%	0.70%	to	1.50%	-47.95%	to	-47.56%
2007	696	$15.18	to	$25.21	$16,955	0.80%	0.75%	to	1.50%	25.09%	to	25.99%
2006	728	$12.05	to	$20.01	$14,214	0.65%	0.75%	to	1.50%	5.24%	to	6.10%
2005	6,697	$6.49	to	$24.43	$90,041	0.51%	0.75%	to	1.90%	3.84%	to	5.01%
Fidelity® VIP High Income Portfolio - Initial Class												
2009	16	$11.28	to	$13.09	$192	10.73%	0.80%	to	1.25%	42.24%	to	42.90%
2008	8	$7.93	to	$9.16	$69	9.30%	0.80%	to	1.25%	-25.96%	to	-25.59%
2007	8	$10.71	to	$12.31	$103	5.52%	0.80%	to	1.25%	1.52%		
2006	20	$10.55	to	$12.08	$223	0.24%	0.80%	to	1.25%	9.78%	to	10.42%
2005	3,628	$8.87	to	$13.08	$39,781	14.63%	0.95%	to	1.90%	0.70%	to	1.77%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP Overseas Portfolio - Initial Class												
2009	324	$8.28	to	$17.84	$5,452	2.05%	0.35%	to	1.50%	24.67%	to	25.64%
2008	334	$6.59	to	$14.20	$4,584	2.41%	0.70%	to	1.50%	-44.65%	to	-44.23%
2007	409	$17.69	to	$25.46	$10,176	3.36%	0.75%	to	1.50%	15.53%	to	16.42%
2006	399	$15.20	to	$21.87	$8,523	1.26%	0.75%	to	1.50%	16.34%	to	17.20%
2005	808	$12.98	to	$19.38	$15,059	0.62%	0.75%	to	1.50%	17.27%	to	18.18%
Fidelity® VIP Contrafund® Portfolio - Initial Class												
2009	6,028	$9.29	to	$30.73	$126,570	1.30%	0.35%	to	1.90%	33.10%	to	34.83%
2008	6,970	$6.89	to	$22.97	$109,547	0.91%	0.70%	to	1.90%	-43.57%	to	-42.94%
2007	9,132	$12.72	to	$40.52	$241,923	0.86%	0.75%	to	1.90%	15.37%	to	16.73%
2006	11,979	$10.91	to	$34.95	$267,443	1.27%	0.75%	to	1.90%	9.56%	to	10.88%
2005	14,205	$11.82	to	$31.73	$286,196	0.28%	0.75%	to	1.90%	14.76%	to	16.07%
Fidelity® VIP Index 500 Portfolio - Initial Class												
2009	1,111	$17.84	to	$21.07	$22,865	2.33%	1.25%	to	1.40%	24.82%	to	25.02%
2008	1,317	$14.27	to	$16.88	$21,722	2.06%	1.25%	to	1.40%	-37.87%	to	-37.77%
2007	1,559	$22.93	to	$27.17	$41,388	3.60%	1.25%	to	1.40%	3.98%	to	4.09%
2006	1,948	$22.03	to	$26.13	$49,643	1.82%	1.25%	to	1.40%	14.10%	to	14.32%
2005	2,538	$19.27	to	$22.90	$56,445	1.88%	1.25%	to	1.40%	3.34%	to	3.49%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class												
2009	48		$19.22		$914	8.83%		1.40%			14.13%	
2008	52		$16.84		$876	4.19%		1.40%			-4.64%	
2007	61		$17.66		$1,079	4.37%		1.40%			2.91%	
2006	71		$17.16		$1,210	4.63%		1.40%			2.88%	
2005	105	$16.40	to	$16.68	$1,759	3.82%	1.25%	to	1.40%	0.79%	to	0.92%
Franklin Small Cap Value Securities Fund - Class 2												
2009	223	$9.03	to	$15.49	$3,377	1.54%	0.70%	to	1.50%	27.21%	to	28.27%
2008	230	$7.04	to	$12.08	$2,729	1.32%	0.70%	to	1.50%	-34.01%	to	-33.52%
2007	236	$17.32	to	$18.17	$4,263	0.74%	0.75%	to	1.50%	-3.83%	to	-3.14%
2006	267	$18.01	to	$18.76	$4,969	0.65%	0.75%	to	1.50%	15.30%	to	16.09%
2005	278	$15.62	to	$16.16	$4,461	0.61%	0.75%	to	1.50%	7.13%	to	8.02%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Balanced Portfolio - Class I												
2009	3,901	$9.00	to	$34.05	$80,515	4.40%	0.35%	to	2.25%	16.58%	to	18.98%
2008	4,677	$7.72	to	$28.83	$81,353	3.74%	0.70%	to	2.25%	-29.69%	to	-28.64%
2007	6,094	$10.98	to	$40.47	$145,449	2.69%	0.75%	to	2.25%	3.20%	to	4.78%
2006	7,358	$10.64	to	$38.70	$165,989	2.39%	0.75%	to	2.25%	7.47%	to	9.16%
2005	6,847	$10.08	to	$27.78	$174,465	2.33%	0.75%	to	1.90%	2.34%	to	3.50%
ING Intermediate Bond Portfolio - Class I												
2009	5,981	$10.40	to	$83.24	$104,817	6.58%	0.35%	to	2.25%	9.09%	to	11.25%
2008	6,247	$9.39	to	$75.43	$100,529	5.89%	0.70%	to	2.25%	-10.54%	to	-9.18%
2007	5,709	$10.77	to	$83.34	$105,197	3.54%	0.75%	to	2.25%	3.67%	to	5.26%
2006	6,657	$10.25	to	$79.47	$115,703	3.76%	0.75%	to	2.25%	1.75%	to	3.26%
2005	7,208	$11.62	to	$20.25	$130,583	3.70%	0.75%	to	1.90%	1.18%	to	2.38%
ING American Funds Growth Portfolio												
2009	1,327	$10.43	to	$11.09	$14,407	1.85%	0.95%	to	1.90%	35.98%	to	43.28%
2008	1,593	$7.67	to	$7.98	$12,540	0.80%	0.95%	to	1.90%	-45.33%	to	-44.81%
2007	1,968	$14.03	to	$14.46	$28,095	0.26%	0.95%	to	1.90%	5.55%	to	10.72%
2006	2,461	$12.80	to	$13.33	$31,969	0.17%	0.95%	to	1.90%	7.65%	to	8.56%
2005	1,596	$11.89	to	$12.03	$20,435	-	0.95%	to	1.90%	13.35%	to	14.57%
ING American Funds Growth-Income Portfolio												
2009	1,262	$9.58	to	$10.06	$12,494	2.25%	0.95%	to	1.90%	28.07%	to	29.31%
2008	1,488	$7.48	to	$7.78	$11,419	1.40%	0.95%	to	1.90%	-41.41%	to	-38.79%
2007	1,948	$12.33	to	$12.92	$24,551	0.99%	0.95%	to	1.90%	2.49%	to	3.50%
2006	2,517	$12.03	to	$12.53	$30,744	0.73%	0.95%	to	1.90%	12.43%	to	13.49%
2005	1,896	$10.70	to	$10.82	$22,150	0.42%	0.95%	to	1.90%	3.28%	to	4.34%
ING American Funds International Portfolio												
2009	1,173	$13.47	to	$14.28	$16,435	3.43%	0.95%	to	1.90%	39.59%	to	46.31%
2008	1,357	$9.65	to	$10.04	$13,434	1.78%	0.95%	to	1.90%	-45.38%	to	-43.02%
2007	1,687	$17.09	to	$17.87	$29,453	0.89%	0.95%	to	1.90%	17.14%	to	18.33%
2006	2,095	$14.59	to	$15.16	$30,978	0.86%	0.95%	to	1.90%	16.07%	to	17.15%
2005	2,168	$12.57	to	$12.71	$27,749	0.53%	0.95%	to	1.90%	18.70%	to	19.79%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Artio Foreign Portfolio - Service Class												
2009	664	$7.88	to	$13.28	$7,153	3.47%	0.70%	to	1.90%	17.89%	to	19.39%
2008	802	$6.60	to	$11.13	$7,156	-	0.70%	to	1.90%	-44.69%	to	-44.04%
2007	1,022	$12.33	to	$19.89	$15,744	0.09%	0.75%	to	1.90%	14.27%	to	15.57%
2006	1,083	$10.79	to	$17.21	$13,881	-	0.75%	to	1.90%	27.57%	to	28.24%
2005	163	$13.31	to	$13.42	$2,191	0.08%	0.75%	to	1.25%		14.51%	
ING BlackRock Large Cap Growth Portfolio - **Institutional Class**												
2009	3,166	$7.47	to	$9.35	$24,319	0.58%	0.35%	to	1.90%	28.13%	to	29.79%
2008	3,602	$5.83	to	$7.15	$21,426	0.20%	0.70%	to	1.90%	-40.14%	to	-39.43%
2007	4,435	$9.74	to	$10.45	$43,667	(c)	0.75%	to	1.90%		(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
ING Clarion Global Real Estate Portfolio - Institutional Class												
2009	192	$8.82	to	$8.91	$1,713	2.00%	0.75%	to	1.50%	31.84%	to	32.79%
2008	162	$6.69	to	$6.71	$1,087	(d)	0.75%	to	1.50%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
ING Clarion Global Real Estate Portfolio - Service Class												
2009	117	$9.31	to	$9.65	$1,118	2.38%	0.95%	to	1.90%	30.94%	to	32.19%
2008	124	$7.11	to	$7.30	$902	-	0.95%	to	1.90%	-42.43%	to	-41.83%
2007	192	$12.35	to	$12.55	$2,393	3.72%	0.95%	to	1.90%	-9.06%	to	-8.19%
2006	148	$13.58	to	$13.67	$2,017	(b)	0.95%	to	1.90%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Clarion Real Estate Portfolio - Service Class												
2009	188	$8.07	to	$8.68	$1,553	3.21%	0.70%	to	1.50%	33.83%	to	34.99%
2008	173	$6.03	to	$6.43	$1,064	1.48%	0.70%	to	1.50%	-39.40%	to	-38.93%
2007	149	$9.95	to	$10.07	$1,504	2.63%	0.75%	to	1.50%	-18.97%	to	-18.40%
2006	88	$11.88	to	$12.34	$1,079	(b)	0.75%	to	1.50%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Evergreen Health Sciences Portfolio - Service Class												
2009	25	$11.29	to	$11.55	$283	-	0.75%	to	1.25%	18.59%	to	19.20%
2008	69	$9.52	to	$9.69	$666	0.16%	0.75%	to	1.25%	-29.53%	to	-29.22%
2007	41	$13.51	to	$13.69	$556	0.18%	0.75%	to	1.25%	7.22%	to	7.71%
2006	44	$12.60	to	$12.71	$562	-	0.75%	to	1.25%	12.40%	to	13.08%
2005	45	$11.21	to	$11.24	$505	(a)	0.75%	to	1.25%		(a)	
ING Evergreen Omega Portfolio - Institutional Class												
2009	707	$11.82	to	$13.45	$8,990	0.49%	0.95%	to	1.90%	39.98%	to	41.43%
2008	773	$8.40	to	$9.51	$6,965	0.51%	0.95%	to	1.90%	-28.73%	to	-28.01%
2007	947	$11.72	to	$13.21	$11,913	0.33%	0.95%	to	1.90%	9.80%	to	10.82%
2006	1,258	$10.62	to	$11.92	$14,399	-	0.95%	to	1.90%	3.90%	to	4.93%
2005	1,492	$10.17	to	$11.36	$17,454	(a)	0.95%	to	1.90%		(a)	
ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class												
2009	1,736	$9.06	to	$9.39	$16,149	0.67%	0.95%	to	1.90%	36.86%	to	38.29%
2008	2,013	$6.62	to	$6.79	$13,578	1.14%	0.95%	to	1.90%	-40.14%	to	-39.59%
2007	2,569	$11.06	to	$11.27	$28,743	0.26%	0.95%	to	1.90%	12.63%	to	13.65%
2006	2,932	$9.82	to	$9.94	$28,943	(b)	0.95%	to	1.90%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class												
2009	100	$9.25	to	$12.49	$1,237	0.49%	0.70%	to	1.50%	37.05%	to	38.16%
2008	91	$8.80	to	$9.04	$815	0.77%	0.75%	to	1.50%	-40.05%	to	-39.61%
2007	84	$14.68	to	$14.97	$1,256	0.07%	0.75%	to	1.50%	12.84%	to	13.58%
2006	125	$13.01	to	$13.18	$1,644	-	0.75%	to	1.50%	10.58%	to	11.13%
2005	30	$11.82	to	$11.86	$356	(a)	0.75%	to	1.25%		(a)	
ING Franklin Income Portfolio - Service Class												
2009	454	$9.85	to	$10.21	$4,595	6.29%	0.95%	to	1.90%	29.43%	to	30.73%
2008	450	$7.61	to	$7.81	$3,482	3.07%	0.95%	to	1.90%	-30.57%	to	-29.89%
2007	628	$10.96	to	$11.14	$6,948	1.10%	0.95%	to	1.90%	0.64%	to	1.64%
2006	395	$10.89	to	$10.96	$4,316	(b)	0.95%	to	1.90%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Franklin Mutual Shares Portfolio - Service Class												
2009	257	$8.97	to	$9.21	$2,349	0.14%	0.95%	to	1.90%	24.07%	to	25.31%
2008	258	$7.23	to	$7.35	$1,885	3.00%	0.95%	to	1.90%	-38.99%	to	-38.34%
2007	307	$11.85	to	$11.92	$3,654	(c)	0.95%	to	1.90%		(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
ING Global Resources Portfolio - Service Class												
2009	819	$8.46	to	$11.18	$8,735	0.31%	0.70%	to	1.90%	34.85%	to	36.45%
2008	791	$6.20	to	$8.25	$6,198	2.14%	0.70%	to	1.90%	-42.07%	to	-41.43%
2007	827	$12.93	to	$14.18	$11,102	0.02%	0.75%	to	1.90%	30.74%	to	31.93%
2006	162	$9.89	to	$9.96	$1,610	(b)	0.95%	to	1.90%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Janus Contrarian Portfolio - Service Class												
2009	186	$7.15	to	$7.24	$1,347	0.94%	0.75%	to	1.50%	34.71%	to	35.33%
2008	26	$5.33	to	$5.35	$139	(d)	0.75%	to	1.25%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class												
2009	422	$12.49	to	$16.58	$6,191	1.49%	0.95%	to	1.90%	68.78%	to	70.26%
2008	378	$7.40	to	$9.76	$3,328	2.42%	0.95%	to	1.90%	-52.10%	to	-51.59%
2007	548	$15.45	to	$20.23	$9,890	1.13%	0.95%	to	1.90%	36.12%	to	37.48%
2006	319	$11.35	to	$14.76	$4,487	0.62%	0.95%	to	1.90%	34.28%	to	34.55%
2005	110		$10.97		$1,210	(a)	1.25%	to	1.40%		(a)	
ING JPMorgan Emerging Markets Equity Portfolio - Service Class												
2009	403	$10.01	to	$20.52	$8,208	1.21%	0.70%	to	1.50%	69.03%	to	70.53%
2008	349	$5.87	to	$12.05	$4,184	2.52%	0.70%	to	1.50%	-52.01%	to	-51.65%
2007	415	$24.42	to	$24.92	$10,312	0.96%	0.75%	to	1.50%	36.42%	to	37.45%
2006	349	$17.90	to	$18.13	$6,325	0.56%	0.75%	to	1.50%	33.78%	to	34.80%
2005	195	$13.38	to	$13.45	$2,620	(a)	0.75%	to	1.50%		(a)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class												
2009	178	$10.86	to	$11.36	$2,000	0.71%	0.95%	to	1.90%	24.97%	to	26.22%
2008	215	$8.69	to	$9.00	$1,919	0.72%	0.95%	to	1.90%	-30.98%	to	-30.34%
2007	327	$12.59	to	$12.92	$4,187	0.32%	0.95%	to	1.90%	-3.45%	to	-2.49%
2006	524	$13.04	to	$13.25	$6,901	0.08%	0.95%	to	1.90%	14.79%	to	15.82%
2005	803	$11.36	to	$11.44	$9,171	(a)	0.95%	to	1.90%		(a)	
ING JPMorgan Small Cap Core Equity Portfolio - Service Class												
2009	13	$9.31	to	$11.25	$143	-	0.70%	to	1.25%	25.74%	to	26.40%
2008	11	$7.37	to	$8.90	$102	0.81%	0.70%	to	1.25%	-30.80%	to	-30.47%
2007	11	$12.63	to	$12.80	$145	0.40%	0.75%	to	1.25%	-2.92%	to	-2.44%
2006	27	$13.01	to	$13.12	$358	-	0.75%	to	1.25%		15.80%	
2005	1		$11.33		$16	(a)		0.75%			(a)	
ING Lord Abbett Affiliated Portfolio - Institutional Class												
2009	382	$8.14	to	$9.04	$3,183	0.83%	0.70%	to	1.50%	17.29%	to	18.17%
2008	568	$6.94	to	$7.65	$4,020	3.22%	0.70%	to	1.50%	-37.31%	to	-36.84%
2007	628	$11.07	to	$11.21	$7,030	0.06%	0.75%	to	1.50%	3.06%	to	3.51%
2006	4	$10.79	to	$10.83	$45	(b)	0.75%	to	1.25%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Lord Abbett Affiliated Portfolio - Service Class												
2009	61	$8.10	to	$8.25	$500	0.63%	0.95%	to	1.45%	17.05%	to	17.69%
2008	66	$6.86	to	$7.01	$458	2.41%	0.95%	to	1.75%	-37.75%	to	-37.24%
2007	86	$11.02	to	$11.17	$955	1.58%	0.95%	to	1.75%	2.32%	to	3.23%
2006	99	$10.75	to	$10.82	$1,071	(b)	0.95%	to	1.90%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Marsico Growth Portfolio - Service Class												
2009	164	$8.38	to	$10.23	$1,595	0.90%	0.70%	to	1.75%	26.78%	to	28.07%
2008	173	$6.61	to	$7.99	$1,285	0.58%	0.70%	to	1.75%	-41.40%	to	-40.73%
2007	171	$11.25	to	$13.48	$2,142	-	0.75%	to	1.90%	11.94%	to	13.28%
2006	83	$10.05	to	$11.90	$918	-	0.75%	to	1.90%	3.60%	to	4.20%
2005	18	$11.39	to	$11.42	$210	(a)	0.75%	to	1.25%		(a)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Marsico International Opportunities Portfolio - Service Class												
2009	488	$8.23	to	$12.57	$5,429	1.23%	0.70%	to	1.75%	35.17%	to	36.71%
2008	627	$6.02	to	$9.21	$5,138	1.03%	0.70%	to	1.90%	-50.48%	to	-49.86%
2007	822	$12.70	to	$18.37	$13,733	1.00%	0.75%	to	1.90%	18.26%	to	19.67%
2006	952	$10.69	to	$15.35	$13,618	0.03%	0.75%	to	1.90%	21.75%	to	23.10%
2005	677	$12.37	to	$12.47	$8,410	(a)	0.75%	to	1.90%		(a)	
ING MFS Total Return Portfolio - Institutional Class												
2009	4,367	$10.35	to	$10.83	$46,669	2.54%	0.95%	to	1.90%	15.90%	to	17.08%
2008	5,335	$8.93	to	$9.25	$48,840	5.92%	0.95%	to	1.90%	-23.61%	to	-22.92%
2007	7,812	$11.69	to	$12.00	$92,899	3.07%	0.95%	to	1.90%	2.27%	to	3.27%
2006	10,701	$11.43	to	$11.62	$123,605	2.62%	0.95%	to	1.90%	10.01%	to	11.09%
2005	13,910	$10.39	to	$10.46	$145,082	(a)	0.95%	to	1.90%		(a)	
ING MFS Total Return Portfolio - Service Class												
2009	98	$9.87	to	$13.20	$1,288	2.46%	0.70%	to	1.50%	16.16%	to	17.08%
2008	103	$8.43	to	$11.28	$1,153	6.12%	0.70%	to	1.50%	-23.51%	to	-22.90%
2007	111	$14.29	to	$14.72	$1,623	2.99%	0.75%	to	1.50%	2.44%	to	3.25%
2006	118	$13.92	to	$14.37	$1,658	2.36%	0.75%	to	1.50%	10.28%	to	11.07%
2005	187	$12.59	to	$13.03	$2,374	2.65%	0.75%	to	1.50%	1.40%	to	2.16%
ING MFS Utilities Portfolio - Service Class												
2009	148	$9.18	to	$15.31	$2,238	5.00%	0.70%	to	1.50%	30.80%	to	31.90%
2008	187	$6.96	to	$11.62	$2,161	3.26%	0.70%	to	1.50%	-38.65%	to	-38.16%
2007	219	$18.42	to	$18.79	$4,096	0.87%	0.75%	to	1.50%	25.48%	to	26.45%
2006	81	$14.68	to	$14.86	$1,201	0.06%	0.75%	to	1.50%	28.88%	to	29.78%
2005	41	$11.39	to	$11.45	$469	(a)	0.75%	to	1.50%		(a)	
ING PIMCO High Yield Portfolio - Service Class												
2009	347	$11.87	to	$13.24	$4,530	8.35%	0.70%	to	1.50%	47.37%	to	48.38%
2008	199	$8.00	to	$8.93	$1,748	8.39%	0.70%	to	1.40%	-23.67%	to	-23.08%
2007	248	$10.75	to	$11.61	$2,850	6.50%	0.75%	to	1.40%	1.42%	to	2.11%
2006	346	$10.55	to	$11.37	$3,918	6.45%	0.75%	to	1.50%	7.42%	to	8.08%
2005	284	$10.48	to	$10.54	$2,987	(a)	0.75%	to	1.40%		(a)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Pioneer Equity Income Portfolio - Institutional Class												
2009	418	$6.93	to	$8.69	$3,102	-	0.35%	to	1.50%	10.88%	to	11.95%
2008	592	$6.25	to	$7.70	$3,765	2.84%	0.70%	to	1.50%	-31.09%	to	-30.69%
2007	686	$9.07	to	$9.19	$6,290	(c)	0.75%	to	1.50%		(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
ING Pioneer Fund Portfolio - Institutional Class												
2009	1,085	$8.92	to	$10.66	$11,381	1.38%	0.75%	to	2.25%	21.75%	to	23.51%
2008	1,190	$7.26	to	$8.64	$10,140	3.23%	0.75%	to	2.25%	-36.00%	to	-34.98%
2007	1,663	$11.18	to	$13.33	$21,812	1.25%	0.75%	to	2.25%	2.97%	to	4.52%
2006	2,078	$10.78	to	$12.77	$26,316	-	0.75%	to	2.25%	14.47%	to	15.88%
2005	2,096	$10.95	to	$11.02	$27,255	(a)	0.95%	to	1.90%		(a)	
ING Pioneer Mid Cap Value Portfolio - Institutional Class												
2009	284	$9.00	to	$9.29	$2,620	1.39%	0.70%	to	1.50%	23.63%	to	24.53%
2008	328	$7.28	to	$7.46	$2,428	2.07%	0.70%	to	1.50%	-33.94%	to	-33.42%
2007	337	$11.02	to	$11.16	$3,758	0.11%	0.75%	to	1.50%		4.99%	
2006	3		$10.63		$36	(b)		0.75%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Pioneer Mid Cap Value Portfolio - Service Class												
2009	82	$8.81	to	$9.08	$737	1.11%	0.95%	to	1.75%	23.04%	to	24.04%
2008	96	$7.14	to	$7.32	$700	1.54%	0.95%	to	1.90%	-34.38%	to	-33.76%
2007	113	$10.88	to	$11.05	$1,247	0.88%	0.95%	to	1.90%	3.61%	to	4.44%
2006	33	$10.52	to	$10.58	$344	(b)	0.95%	to	1.75%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Retirement Growth Portfolio - Adviser Class												
2009	600	$9.36	to	$9.38	$5,625	(e)	0.95%	to	1.90%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Retirement Moderate Growth Portfolio - Adviser Class												
2009	795	$9.62	to	$9.64	$7,664	(e)	0.95%	to	1.75%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
ING Retirement Moderate Portfolio - Adviser Class												
2009	915	$9.85	to	$9.87	$9,028	(e)	0.95%	to	1.90%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
ING T. Rowe Price Capital Appreciation Portfolio - Service Class												
2009	901	$10.05	to	$12.31	$11,020	1.94%	0.70%	to	1.50%	31.27%	to	32.41%
2008	861	$7.59	to	$9.30	$7,963	4.70%	0.70%	to	1.50%	-28.63%	to	-28.07%
2007	700	$12.68	to	$12.93	$9,010	1.88%	0.75%	to	1.50%	2.84%	to	3.61%
2006	466	$12.33	to	$12.48	$5,804	1.29%	0.75%	to	1.50%	13.27%	to	13.76%
2005	80	$10.93	to	$10.97	$878	(a)	0.75%	to	1.25%		(a)	
ING T. Rowe Price Equity Income Portfolio - Service Class												
2009	509	$8.60	to	$13.92	$6,057	1.78%	0.70%	to	1.90%	22.51%	to	23.99%
2008	476	$7.02	to	$11.30	$4,389	4.20%	0.75%	to	1.90%	-36.93%	to	-36.15%
2007	486	$11.13	to	$17.84	$7,362	1.39%	0.75%	to	1.90%	1.09%	to	2.30%
2006	419	$11.01	to	$17.57	$6,350	1.24%	0.75%	to	1.90%	17.29%	to	18.16%
2005	333	$14.18	to	$14.98	$4,775	1.58%	0.75%	to	1.50%	2.39%	to	3.16%
ING Templeton Global Growth Portfolio - Service Class												
2009	56	$8.54	to	$8.85	$489	2.16%	0.95%	to	1.90%	29.79%	to	30.92%
2008	66	$6.58	to	$6.76	$438	1.06%	0.95%	to	1.90%	-40.88%	to	-40.23%
2007	113	$11.13	to	$11.31	$1,268	1.33%	0.95%	to	1.90%	0.45%	to	1.43%
2006	62	$11.08	to	$11.15	$692	(b)	0.95%	to	1.90%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Van Kampen Growth and Income Portfolio - Service Class												
2009	81	$9.58	to	$10.75	$865	1.18%	0.70%	to	1.50%	22.12%	to	23.14%
2008	96	$7.78	to	$8.74	$835	3.84%	0.70%	to	1.50%	-33.23%	to	-32.72%
2007	92	$12.73	to	$12.99	$1,195	1.42%	0.75%	to	1.50%	1.03%	to	1.80%
2006	116	$12.60	to	$12.76	$1,476	1.35%	0.75%	to	1.50%	14.34%	to	15.16%
2005	121	$11.02	to	$11.08	$1,341	(a)	0.75%	to	1.50%		(a)	
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class												
2009	37	$8.32	to	$8.69	$316	0.91%	0.75%	to	1.75%	27.80%	to	29.12%
2008	19	$6.51	to	$6.73	$123	0.91%	0.75%	to	1.75%	-33.98%	to	-33.23%
2007	32	$9.86	to	$10.08	$318	-	0.75%	to	1.75%	-5.37%	to	-4.45%
2006	36	$10.42	to	$10.55	$374	(b)	0.75%	to	1.75%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Money Market Portfolio - Class I												
2009	10,475	$10.02	to	$16.35	$140,358	0.30%	0.35%	to	1.90%	-1.56%	to	0.10%
2008	15,397	$10.06	to	$16.42	$207,378	5.24%	0.70%	to	1.90%	0.65%	to	1.92%
2007	15,622	$10.59	to	$16.11	$204,844	4.10%	0.75%	to	1.90%	3.14%	to	4.34%
2006	18,036	$10.17	to	$15.44	$224,967	2.87%	0.75%	to	2.25%	2.49%	to	4.11%
2005	17,339	$10.21	to	$14.83	$214,217	1.08%	0.75%	to	1.90%	1.09%	to	2.21%
ING American Century Small-Mid Cap Value Portfolio - Service Class												
2009	91	$10.69	to	$17.22	$1,309	1.75%	0.35%	to	1.25%	34.10%	to	34.63%
2008	106	$10.76	to	$12.82	$1,200	0.69%	0.75%	to	1.50%	-27.69%	to	-27.11%
2007	89	$14.88	to	$17.62	$1,399	0.39%	0.75%	to	1.50%	-4.31%	to	-3.60%
2006	102	$15.55	to	$18.32	$1,650	0.01%	0.75%	to	1.50%	13.67%	to	14.58%
2005	107	$13.68	to	$16.02	$1,511	0.24%	0.75%	to	1.50%	6.29%	to	7.08%
ING Baron Asset Portfolio - Service Class												
2009	40	$8.38	to	$9.11	$338	-	0.70%	to	1.25%	32.59%	to	33.38%
2008	42	$6.32	to	$6.83	$266	-	0.70%	to	1.25%	-41.75%	to	-41.50%
2007	63	$10.85	to	$10.94	$688	-	0.75%	to	1.25%	7.53%	to	8.10%
2006	1	$10.09	to	$10.12	$7	(b)	0.75%	to	1.25%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Baron Small Cap Growth Portfolio - Service Class												
2009	267	$8.00	to	$16.13	$3,335	-	0.70%	to	1.90%	32.67%	to	34.28%
2008	298	$6.03	to	$12.04	$2,765	-	0.70%	to	1.90%	-42.35%	to	-41.71%
2007	329	$10.46	to	$20.69	$5,233	-	0.75%	to	1.90%	4.08%	to	5.32%
2006	541	$10.05	to	$19.69	$7,061	-	0.75%	to	1.90%	13.49%	to	14.40%
2005	248	$15.20	to	$17.25	$3,883	-	0.75%	to	1.50%	5.78%	to	6.55%
ING Columbia Small Cap Value Portfolio - Service Class												
2009	80	$8.05	to	$8.36	$663	1.26%	0.75%	to	1.75%	22.53%	to	23.85%
2008	114	$6.54	to	$6.75	$761	0.08%	0.75%	to	1.90%	-35.38%	to	-34.59%
2007	164	$10.12	to	$10.32	$1,676	0.08%	0.75%	to	1.90%	1.00%	to	2.18%
2006	327	$10.02	to	$10.10	$3,294	(b)	0.75%	to	1.90%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Davis New York Venture Portfolio - Service Class												
2009	260	$8.63	to	$12.92	$2,481	0.65%	0.70%	to	1.75%	29.39%	to	30.76%
2008	285	$6.65	to	$9.91	$2,118	0.76%	0.70%	to	1.90%	-40.36%	to	-39.73%
2007	274	$11.15	to	$13.92	$3,386	0.26%	0.75%	to	1.90%	2.20%	to	3.42%
2006	173	$10.91	to	$15.96	$2,083	-	0.75%	to	1.90%	12.11%	to	13.01%
2005	83	$11.31	to	$14.15	$982	-	0.75%	to	1.50%	2.35%	to	3.12%
ING JPMorgan Mid Cap Value Portfolio - Service Class												
2009	138	$9.40	to	$16.52	$1,764	1.21%	0.35%	to	1.50%	23.86%	to	24.83%
2008	129	$7.53	to	$13.27	$1,530	1.91%	0.70%	to	1.50%	-34.07%	to	-33.54%
2007	165	$17.23	to	$20.01	$2,982	0.52%	0.75%	to	1.50%	0.82%	to	1.58%
2006	156	$17.09	to	$19.74	$2,766	-	0.75%	to	1.50%	14.78%	to	15.69%
2005	137	$14.89	to	$17.10	$2,101	0.28%	0.75%	to	1.50%	6.89%	to	7.67%
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class												
2009	1,808	$4.57	to	$13.96	$18,675	-	0.35%	to	1.90%	29.83%	to	31.40%
2008	2,073	$3.52	to	$10.63	$16,298	-	0.70%	to	1.90%	-40.34%	to	-39.64%
2007	2,545	$5.90	to	$17.61	$32,332	-	0.75%	to	1.90%	-3.44%	to	-2.34%
2006	3,252	$6.11	to	$18.04	$42,509	-	0.75%	to	1.90%	8.14%	to	9.47%
2005	3,880	$5.65	to	$16.48	$48,357	-	0.75%	to	1.90%	9.28%	to	10.60%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Oppenheimer Global Portfolio - Initial Class												
2009	7,725	$9.70	to	$12.14	$91,664	2.37%	0.35%	to	1.90%	36.95%	to	38.57%
2008	8,892	$7.00	to	$8.78	$76,622	2.27%	0.70%	to	1.90%	-41.47%	to	-40.72%
2007	10,904	$12.18	to	$14.86	$159,447	1.08%	0.75%	to	1.90%	4.48%	to	5.77%
2006	13,690	$13.51	to	$14.07	$190,280	0.07%	0.75%	to	1.90%	15.80%	to	17.09%
2005	15,774	$11.62	to	$12.04	$193,562	(a)	0.75%	to	1.90%		(a)	
ING Oppenheimer Strategic Income Portfolio - Initial Class												
2009	3,753	$10.05	to	$11.92	$43,730	3.79%	0.35%	to	2.25%	18.91%	to	20.74%
2008	4,539	$8.33	to	$9.88	$44,027	5.46%	0.70%	to	2.25%	-17.39%	to	-16.18%
2007	5,739	$11.33	to	$11.79	$66,638	4.56%	0.75%	to	2.25%	6.29%	to	7.95%
2006	6,500	$10.54	to	$10.93	$70,286	0.38%	0.75%	to	2.25%	6.07%	to	7.66%
2005	7,202	$9.99	to	$10.13	$75,516	(a)	0.75%	to	1.90%		(a)	
ING Oppenheimer Strategic Income Portfolio - Service Class												
2009	9		$11.47		$108	6.45%		1.25%			19.85%	
2008	2		$9.57		$16	5.56%		1.25%			-16.85%	
2007	2		$11.51		$20	9.52%		1.25%			7.27%	
2006	-		$10.73		$1	(b)		1.25%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING PIMCO Total Return Portfolio - Service Class												
2009	1,003	$11.14	to	$14.46	$14,338	3.27%	0.70%	to	1.50%	10.98%	to	11.85%
2008	776	$9.96	to	$12.94	$9,940	4.66%	0.70%	to	1.50%	-1.68%	to	-0.92%
2007	620	$12.51	to	$13.06	$8,027	3.35%	0.75%	to	1.50%	7.75%	to	8.56%
2006	563	$11.61	to	$12.03	$6,721	1.62%	0.75%	to	1.50%	2.47%	to	3.26%
2005	492	$11.31	to	$11.65	$5,693	1.55%	0.75%	to	1.50%	0.53%	to	1.30%
ING Pioneer High Yield Portfolio - Initial Class												
2009	1,614	$11.84	to	$12.99	$19,385	7.84%	0.75%	to	1.90%	63.99%	to	65.90%
2008	1,746	$7.22	to	$7.83	$12,668	7.56%	0.75%	to	1.90%	-30.23%	to	-29.96%
2007	32	$11.08	to	$11.18	$355	23.40%	0.75%	to	1.25%	4.73%	to	5.37%
2006	2	$10.58	to	$10.61	$21	(b)	0.75%	to	1.25%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2015 Portfolio - Service Class												
2009	311	$9.62	to	$10.78	$3,305	3.95%	0.70%	to	1.50%	20.49%	to	21.46%
2008	280	$7.92	to	$8.88	$2,423	2.37%	0.70%	to	1.50%	-27.94%	to	-27.39%
2007	119	$11.99	to	$12.23	$1,452	0.58%	0.75%	to	1.50%	3.01%	to	3.82%
2006	82	$11.64	to	$11.78	$959	0.27%	0.75%	to	1.50%	9.36%	to	9.89%
2005	6	$10.68	to	$10.72	$68	(a)	0.75%	to	1.25%		(a)	
ING Solution 2025 Portfolio - Service Class												
2009	204	$9.28	to	$10.41	$2,009	3.22%	0.35%	to	1.50%	24.18%	to	24.90%
2008	186	$7.43	to	$8.34	$1,467	1.08%	0.70%	to	1.25%	-34.64%	to	-34.33%
2007	191	$12.53	to	$12.70	$2,417	0.43%	0.75%	to	1.25%	3.30%	to	3.84%
2006	70	$12.13	to	$12.23	$853	0.23%	0.75%	to	1.25%	11.18%	to	11.79%
2005	11	$10.91	to	$10.94	$125	(a)	0.75%	to	1.25%		(a)	
ING Solution 2035 Portfolio - Service Class												
2009	239	$9.18	to	$10.47	$2,339	2.94%	0.35%	to	1.25%	26.77%	to	27.50%
2008	157	$7.20	to	$8.22	$1,196	1.34%	0.70%	to	1.25%	-37.78%	to	-37.49%
2007	125	$12.97	to	$13.15	$1,630	0.58%	0.75%	to	1.25%	4.01%	to	4.53%
2006	36	$12.47	to	$12.58	$453	0.11%	0.75%	to	1.25%		12.65%	
2005	-		$11.07		$3	(a)		1.25%			(a)	
ING Solution 2045 Portfolio - Service Class												
2009	122	$8.96	to	$10.44	$1,200	2.34%	0.35%	to	1.50%	28.18%	to	28.92%
2008	99	$6.95	to	$8.10	$764	1.03%	0.70%	to	1.25%	-40.58%	to	-40.27%
2007	102	$13.38	to	$13.56	$1,381	0.36%	0.75%	to	1.25%	4.45%	to	4.95%
2006	21	$12.81	to	$12.92	$272	0.05%	0.75%	to	1.25%		13.66%	
2005	-		$11.27		$3	(a)		1.25%			(a)	
ING Solution Income Portfolio - Service Class												
2009	131	$10.09	to	$11.07	$1,436	5.89%	0.70%	to	1.25%	16.28%	to	16.38%
2008	144	$8.67	to	$9.52	$1,349	1.53%	0.70%	to	0.75%		-17.29%	
2007	110	$11.35	to	$11.51	$1,264	1.20%	0.75%	to	1.25%	3.94%	to	4.45%
2006	37	$10.92	to	$11.02	$408	0.18%	0.75%	to	1.25%		6.02%	
2005	13		$10.30		$138	(a)		1.25%			(a)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class												
2009	3,724	$9.16	to	$11.62	$42,125	0.42%	0.35%	to	1.90%	43.73%	to	45.43%
2008	4,178	$6.30	to	$8.01	$32,650	0.46%	0.70%	to	1.90%	-44.27%	to	-43.58%
2007	4,927	$12.59	to	$14.23	$68,707	0.19%	0.75%	to	1.90%	11.23%	to	12.51%
2006	6,287	$11.90	to	$12.67	$78,292	-	0.75%	to	1.90%	7.04%	to	8.35%
2005	7,857	$11.07	to	$11.73	$90,830	(a)	0.75%	to	1.90%		(a)	
ING T. Rowe Price Growth Equity Portfolio - Initial Class												
2009	1,461	$9.42	to	$26.18	$31,789	0.16%	0.35%	to	1.50%	40.87%	to	41.88%
2008	1,613	$6.64	to	$18.58	$25,211	1.34%	0.70%	to	1.50%	-43.09%	to	-42.62%
2007	1,963	$12.35	to	$32.60	$53,823	0.49%	0.75%	to	1.50%	8.25%	to	9.05%
2006	2,343	$12.35	to	$30.09	$60,240	0.23%	0.75%	to	1.50%	11.65%	to	12.44%
2005	2,307	$13.30	to	$26.93	$64,310	0.49%	0.75%	to	1.50%	4.59%	to	5.39%
ING Templeton Foreign Equity Portfolio - Initial Class												
2009	2,572	$8.07	to	$9.17	$21,070	-	0.35%	to	1.90%	29.74%	to	31.31%
2008	2,911	$6.22	to	$6.93	$18,241	(d)	0.70%	to	1.90%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
ING Thornburg Value Portfolio - Initial Class												
2009	1,201	$6.24	to	$29.51	$17,350	1.13%	0.70%	to	1.90%	42.02%	to	43.73%
2008	1,334	$4.39	to	$20.54	$13,421	0.52%	0.70%	to	1.90%	-40.92%	to	-40.20%
2007	1,750	$7.43	to	$34.35	$27,434	0.48%	0.75%	to	1.90%	5.24%	to	6.45%
2006	2,035	$7.06	to	$32.27	$28,919	0.47%	0.75%	to	1.90%	14.61%	to	15.95%
2005	2,322	$6.16	to	$27.83	$30,602	0.78%	0.75%	to	1.90%	-0.32%	to	0.80%
ING UBS U.S. Large Cap Equity Portfolio - Initial Class												
2009	1,402	$6.28	to	$14.68	$16,616	1.39%	0.70%	to	1.90%	29.22%	to	30.74%
2008	1,676	$4.86	to	$11.23	$15,297	2.38%	0.70%	to	1.90%	-40.95%	to	-40.20%
2007	2,083	$8.23	to	$18.78	$30,926	0.72%	0.75%	to	1.90%	-0.72%	to	0.43%
2006	2,519	$8.29	to	$18.70	$36,982	0.79%	0.75%	to	1.90%	12.33%	to	13.68%
2005	3,105	$7.38	to	$16.45	$40,268	0.88%	0.75%	to	1.90%	7.27%	to	8.51%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Van Kampen Comstock Portfolio - Service Class												
2009	90	$9.45	to	$13.06	$1,025	1.84%	0.70%	to	1.50%	26.58%	to	27.53%
2008	153	$7.41	to	$10.26	$1,370	3.71%	0.70%	to	1.50%	-37.39%	to	-36.94%
2007	180	$13.64	to	$16.31	$2,568	1.24%	0.75%	to	1.50%	-3.74%	to	-3.00%
2006	221	$14.17	to	$16.85	$3,248	0.66%	0.75%	to	1.50%	14.09%	to	14.99%
2005	252	$12.42	to	$14.68	$3,224	0.60%	0.75%	to	1.50%	1.97%	to	2.74%
ING Van Kampen Equity and Income Portfolio - Initial Class												
2009	5,882	$10.22	to	$11.52	$66,795	1.79%	0.35%	to	1.90%	20.33%	to	21.86%
2008	7,182	$8.39	to	$9.48	$67,293	4.97%	0.70%	to	1.90%	-24.82%	to	-23.94%
2007	9,133	$12.07	to	$12.49	$112,954	2.44%	0.75%	to	1.90%	1.59%	to	2.83%
2006	11,772	$11.84	to	$12.18	$142,375	1.91%	0.75%	to	1.90%	10.52%	to	11.84%
2005	13,462	$10.66	to	$10.91	$146,295	(a)	0.75%	to	1.90%		(a)	
ING Strategic Allocation Conservative Portfolio - Class I												
2009	544	$9.71	to	$18.12	$8,694	7.99%	0.70%	to	1.50%	16.09%	to	16.99%
2008	600	$8.30	to	$15.49	$8,278	4.46%	0.70%	to	1.50%	-24.71%	to	-24.14%
2007	712	$17.01	to	$20.42	$13,112	3.40%	0.75%	to	1.50%	4.23%	to	4.99%
2006	802	$16.28	to	$19.45	$14,115	2.69%	0.75%	to	1.50%	6.77%	to	7.58%
2005	795	$15.95	to	$18.08	$16,483	1.95%	0.75%	to	1.50%	2.31%	to	3.08%
ING Strategic Allocation Growth Portfolio - Class I												
2009	574	$8.39	to	$18.07	$8,694	9.92%	0.35%	to	2.25%	22.48%	to	24.86%
2008	711	$6.85	to	$14.54	$8,438	2.39%	0.70%	to	2.25%	-37.50%	to	-36.53%
2007	716	$10.96	to	$22.91	$14,104	1.78%	0.75%	to	2.25%	2.62%	to	4.28%
2006	800	$10.68	to	$21.97	$15,119	1.35%	0.75%	to	2.25%	10.67%	to	12.32%
2005	633	$16.45	to	$19.56	$14,815	1.22%	0.75%	to	1.50%	4.65%	to	5.39%
ING Strategic Allocation Moderate Portfolio - Class I												
2009	673	$9.08	to	$17.98	$10,045	8.73%	0.35%	to	2.25%	19.16%	to	21.48%
2008	770	$7.62	to	$14.87	$9,608	3.23%	0.70%	to	2.25%	-32.02%	to	-31.00%
2007	893	$11.21	to	$21.55	$16,300	2.24%	0.75%	to	2.25%	3.13%	to	4.71%
2006	1,165	$10.87	to	$20.58	$20,258	1.93%	0.75%	to	2.25%	8.70%	to	10.35%
2005	953	$12.95	to	$18.65	$21,319	1.57%	0.75%	to	1.50%	3.15%	to	3.90%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Growth and Income Portfolio - Class I												
2009	11,088	$6.57	to	$258.97	$215,519	1.43%	0.35%	to	2.25%	27.33%	to	29.89%
2008	11,849	$5.16	to	$200.72	$186,679	1.48%	0.70%	to	2.25%	-39.08%	to	-38.10%
2007	12,365	$8.47	to	$324.86	$339,189	1.33%	0.75%	to	2.25%	5.09%	to	6.62%
2006	14,714	$8.06	to	$305.35	$372,591	1.14%	0.75%	to	2.25%	11.63%	to	13.32%
2005	15,346	$7.36	to	$231.60	$383,782	0.99%	0.75%	to	1.90%	6.05%	to	7.34%
ING GET U.S. Core Portfolio - Series 5												
2009	139	$10.25	to	$10.72	$1,481	3.54%	1.45%	to	2.25%	-0.58%	to	0.19%
2008	159	$10.31	to	$10.70	$1,685	1.67%	1.45%	to	2.25%	-9.48%	to	-8.70%
2007	206	$11.32	to	$11.72	$2,393	1.73%	1.45%	to	2.40%	-0.35%	to	0.69%
2006	284	$11.36	to	$11.64	$3,282	1.93%	1.45%	to	2.40%	8.60%	to	9.60%
2005	374	$10.46	to	$10.62	$3,957	0.98%	1.45%	to	2.40%	0.19%	to	1.14%
ING GET U.S. Core Portfolio - Series 6												
2009	1,792	$10.04	to	$10.48	$18,495	2.06%	1.45%	to	2.25%	-0.59%	to	0.19%
2008	2,171	$10.10	to	$10.46	$22,445	1.88%	1.45%	to	2.25%	-8.27%	to	-7.52%
2007	2,779	$10.96	to	$11.31	$31,137	2.38%	1.45%	to	2.40%	0.83%	to	1.80%
2006	3,851	$10.87	to	$11.11	$42,523	2.61%	1.45%	to	2.40%	7.84%	to	8.81%
2005	6,780	$10.08	to	$10.21	$68,984	0.38%	1.45%	to	2.40%	0.20%	to	1.19%
ING GET U.S. Core Portfolio - Series 7												
2009	1,035	$9.98	to	$10.40	$10,586	2.28%	1.45%	to	2.25%	-1.29%	to	-0.48%
2008	1,220	$10.11	to	$10.45	$12,593	2.00%	1.45%	to	2.25%	-7.16%	to	-6.36%
2007	1,751	$10.84	to	$11.16	$19,355	2.47%	1.45%	to	2.40%	0.84%	to	1.73%
2006	2,664	$10.75	to	$10.97	$29,018	2.50%	1.45%	to	2.40%	7.61%	to	8.72%
2005	4,298	$9.99	to	$10.09	$43,222	0.06%	1.45%	to	2.40%	-0.10%	to	0.90%
ING GET U.S. Core Portfolio - Series 8												
2009	842	$10.18	to	$10.43	$8,683	2.16%	1.45%	to	1.95%	-0.10%	to	0.38%
2008	1,061	$10.02	to	$10.39	$10,922	1.90%	1.45%	to	2.40%	-8.74%	to	-7.81%
2007	1,361	$10.98	to	$11.27	$15,240	1.97%	1.45%	to	2.40%	1.10%	to	2.08%
2006	2,552	$10.86	to	$11.04	$28,056	1.80%	1.45%	to	2.40%	8.06%	to	9.09%
2005	3,197	$10.05	to	$10.12	$32,287	(a)	1.45%	to	2.40%		(a)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 9												
2009	686	$10.01	to	$10.38	$7,044	2.23%	1.45%	to	2.25%	-0.69%	to	0.10%
2008	791	$10.08	to	$10.37	$8,130	2.08%	1.45%	to	2.25%	-7.35%	to	-6.58%
2007	1,076	$10.88	to	$11.10	$11,868	2.53%	1.45%	to	2.25%	1.59%	to	2.49%
2006	1,856	$10.71	to	$10.83	$20,035	1.29%	1.45%	to	2.25%	7.64%	to	8.52%
2005	2,337	$9.94	to	$10.00	$23,302	(a)	1.45%	to	2.40%		(a)	
ING GET U.S. Core Portfolio - Series 10												
2009	473	$9.98	to	$10.20	$4,779	2.65%	1.45%	to	1.95%	-2.82%	to	-2.30%
2008	630	$10.17	to	$10.44	$6,522	2.65%	1.45%	to	2.25%	-6.01%	to	-5.26%
2007	909	$10.82	to	$11.02	$9,950	2.31%	1.45%	to	2.25%	1.22%	to	2.04%
2006	1,672	$10.69	to	$10.80	$18,001	0.75%	1.45%	to	2.25%	7.33%	to	8.22%
2005	2,176	$9.96	to	$10.00	$21,698	(a)	1.45%	to	2.40%		(a)	
ING GET U.S. Core Portfolio - Series 11												
2009	586	$10.04	to	$10.38	$6,024	3.90%	1.45%	to	2.25%	-3.00%	to	-2.17%
2008	772	$10.30	to	$10.61	$8,130	2.27%	1.45%	to	2.40%	-1.90%	to	-0.93%
2007	1,072	$10.50	to	$10.71	$11,430	3.86%	1.45%	to	2.40%	-0.38%	to	0.56%
2006	1,783	$10.54	to	$10.65	$18,897	0.11%	1.45%	to	2.40%	5.29%	to	6.29%
2005	2,425	$10.01	to	$10.02	$24,279	(a)	0.95%	to	1.90%		(a)	
ING GET U.S. Core Portfolio - Series 12												
2009	1,522	$9.96	to	$10.33	$15,586	3.10%	1.45%	to	2.40%	-2.92%	to	-2.09%
2008	1,946	$10.26	to	$10.55	$20,401	1.62%	1.45%	to	2.40%	-8.47%	to	-7.54%
2007	3,718	$11.21	to	$11.41	$42,061	1.30%	1.45%	to	2.40%	0.54%	to	1.51%
2006	4,373	$11.15	to	$11.24	$48,943	(b)	1.45%	to	2.40%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING GET U.S. Core Portfolio - Series 13												
2009	1,430	$9.89	to	$10.18	$14,452	3.52%	1.45%	to	2.25%	-4.26%	to	-3.42%
2008	1,853	$10.33	to	$10.54	$19,436	2.20%	1.45%	to	2.25%	0.10%	to	0.86%
2007	3,214	$10.30	to	$10.45	$33,324	0.61%	1.45%	to	2.40%	2.39%	to	3.36%
2006	4,416	$10.06	to	$10.11	$44,505	(b)	1.45%	to	2.40%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 14												
2009	1,241	$9.91	to	$10.20	$12,578	3.96%	1.45%	to	2.40%	-3.22%	to	-2.30%
2008	2,041	$10.24	to	$10.44	$21,091	1.89%	1.45%	to	2.40%	0.59%	to	1.56%
2007	2,501	$10.18	to	$10.28	$25,572	-	1.45%	to	2.40%	2.50%	to	2.80%
2006	9		$10.00		$85	(b)	0.95%	to	1.25%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING BlackRock Science and Technology Opportunities Portfolio - Class I												
2009	1,248	$4.33	to	$14.96	$5,656	-	0.70%	to	1.90%	49.83%	to	51.79%
2008	1,247	$2.88	to	$9.89	$3,743	-	0.70%	to	1.90%	-40.97%	to	-40.27%
2007	1,830	$4.86	to	$16.58	$9,192	-	0.75%	to	1.90%	16.82%	to	18.20%
2006	1,911	$4.14	to	$14.07	$8,139	-	0.75%	to	1.90%	5.24%	to	6.60%
2005	2,617	$3.92	to	$13.24	$10,507	-	0.75%	to	1.90%	9.56%	to	10.87%
ING Index Plus LargeCap Portfolio - Class I												
2009	7,031	$7.02	to	$18.26	$84,361	3.02%	0.35%	to	2.25%	20.43%	to	22.96%
2008	8,508	$5.80	to	$14.93	$79,909	2.29%	0.70%	to	2.25%	-38.56%	to	-37.69%
2007	10,284	$9.42	to	$23.96	$155,324	1.17%	0.75%	to	2.25%	2.70%	to	4.22%
2006	9,664	$9.15	to	$22.99	$152,360	1.09%	0.75%	to	2.25%	11.99%	to	13.70%
2005	9,069	$8.14	to	$20.22	$161,314	1.24%	0.75%	to	1.90%	3.43%	to	4.62%
ING Index Plus MidCap Portfolio - Class I												
2009	494	$8.96	to	$20.51	$9,299	1.60%	0.35%	to	1.50%	29.77%	to	31.44%
2008	527	$6.85	to	$15.69	$7,814	1.43%	0.70%	to	1.50%	-38.51%	to	-38.02%
2007	606	$11.44	to	$25.34	$14,668	0.80%	0.75%	to	1.50%	3.90%	to	4.68%
2006	724	$10.94	to	$24.21	$16,714	0.62%	0.75%	to	1.50%	7.81%	to	8.63%
2005	859	$16.06	to	$22.30	$18,302	0.44%	0.75%	to	1.50%	9.52%	to	10.34%
ING Index Plus SmallCap Portfolio - Class I												
2009	293	$9.03	to	$14.96	$3,939	1.73%	0.35%	to	1.50%	22.91%	to	24.49%
2008	313	$7.28	to	$12.08	$3,465	0.94%	0.70%	to	1.50%	-34.53%	to	-34.09%
2007	375	$15.87	to	$18.33	$6,359	0.46%	0.75%	to	1.50%	-7.63%	to	-6.92%
2006	480	$11.11	to	$19.70	$8,727	0.41%	0.75%	to	1.50%	12.07%	to	13.00%
2005	614	$15.33	to	$17.45	$9,917	0.31%	0.75%	to	1.50%	6.09%	to	6.79%

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING International Index Portfolio - Class I									
2009	989	$7.44 to	$14.01	$11,857	-	0.70% to	1.90%	25.89% to	26.77%
2008	36	$5.91 to	$5.94	$211	(d)	0.75% to	1.50%	(d)	
2007	(d)	(d)		(d)	(d)	(d)		(d)	
2006	(d)	(d)		(d)	(d)	(d)		(d)	
2005	(d)	(d)		(d)	(d)	(d)		(d)	
ING International Index Portfolio - Class S									
2009	3	$12.72		$42	(e)	1.25%		(e)	
2008	(e)	(e)		(e)	(e)	(e)		(e)	
2007	(e)	(e)		(e)	(e)	(e)		(e)	
2006	(e)	(e)		(e)	(e)	(e)		(e)	
2005	(e)	(e)		(e)	(e)	(e)		(e)	
ING Opportunistic Large Cap Portfolio - Class I									
2009	943	$8.75 to	$17.08	$13,488	1.61%	0.35% to	1.90%	13.37% to	14.84%
2008	334	$7.66 to	$14.95	$4,682	2.09%	0.70% to	1.50%	-36.59% to	-36.08%
2007	398	$15.20 to	$23.39	$8,809	1.74%	0.75% to	1.50%	1.50% to	2.23%
2006	531	$11.05 to	$22.88	$11,521	1.42%	0.75% to	1.50%	14.29% to	15.15%
2005	684	$12.96 to	$19.87	$12,906	1.88%	0.75% to	1.50%	5.44% to	6.20%
ING Russell™ Large Cap Growth Index Portfolio - Class I									
2009	2,458	$11.71 to	$12.73	$28,908	(e)	0.75% to	1.90%	(e)	
2008	(e)	(e)		(e)	(e)	(e)		(e)	
2007	(e)	(e)		(e)	(e)	(e)		(e)	
2006	(e)	(e)		(e)	(e)	(e)		(e)	
2005	(e)	(e)		(e)	(e)	(e)		(e)	
ING Russell™ Large Cap Index Portfolio - Class I									
2009	1,651	$8.06 to	$12.93	$20,115	-	0.70% to	2.25%	22.17% to	22.71%
2008	96	$6.63 to	$6.65	$641	(d)	0.75% to	1.25%	(d)	
2007	(d)	(d)		(d)	(d)	(d)		(d)	
2006	(d)	(d)		(d)	(d)	(d)		(d)	
2005	(d)	(d)		(d)	(d)	(d)		(d)	

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)
ING Russell™ Large Cap Value Index Portfolio - Class I								
2009	812	$12.47 to	$12.56	$10,184	(e)	0.95% to	1.90%	(e)
2008	(e)	(e)		(e)	(e)	(e)		(e)
2007	(e)	(e)		(e)	(e)	(e)		(e)
2006	(e)	(e)		(e)	(e)	(e)		(e)
2005	(e)	(e)		(e)	(e)	(e)		(e)
ING Russell™ Large Cap Value Index Portfolio - Class S								
2009	125	$12.51 to	$12.52	$1,568	(e)	1.25% to	1.40%	(e)
2008	(e)	(e)		(e)	(e)	(e)		(e)
2007	(e)	(e)		(e)	(e)	(e)		(e)
2006	(e)	(e)		(e)	(e)	(e)		(e)
2005	(e)	(e)		(e)	(e)	(e)		(e)
ING Russell™ Mid Cap Growth Index Portfolio - Class S								
2009	8	$12.80 to	$12.86	$101	(e)	0.75% to	1.50%	(e)
2008	(e)	(e)		(e)	(e)	(e)		(e)
2007	(e)	(e)		(e)	(e)	(e)		(e)
2006	(e)	(e)		(e)	(e)	(e)		(e)
2005	(e)	(e)		(e)	(e)	(e)		(e)
ING Russell™ Mid Cap Index Portfolio - Class I								
2009	19	$8.18 to	$8.25	$159	-	0.75% to	1.25%	39.12%
2008	5	$5.93		$29	(d)	0.75%		(d)
2007	(d)	(d)		(d)	(d)	(d)		(d)
2006	(d)	(d)		(d)	(d)	(d)		(d)
2005	(d)	(d)		(d)	(d)	(d)		(d)
ING Russell™ Small Cap Index Portfolio - Class I								
2009	14	$8.69 to	$8.76	$123	-	0.75% to	1.25%	25.68%
2008	5	$6.97		$35	(d)	0.75%		(d)
2007	(d)	(d)		(d)	(d)	(d)		(d)
2006	(d)	(d)		(d)	(d)	(d)		(d)
2005	(d)	(d)		(d)	(d)	(d)		(d)

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Small Company Portfolio - Class I												
2009	1,495	$9.21	to	$26.63	$30,900	0.62%	0.35%	to	1.90%	25.16%	to	27.30%
2008	1,717	$7.27	to	$21.03	$27,869	1.10%	0.70%	to	1.90%	-32.37%	to	-31.57%
2007	2,343	$13.38	to	$30.74	$53,080	0.20%	0.75%	to	1.90%	3.91%	to	5.13%
2006	3,127	$13.29	to	$29.24	$68,006	0.41%	0.75%	to	1.90%	14.57%	to	15.93%
2005	3,533	$11.60	to	$25.23	$72,337	0.14%	0.75%	to	1.90%	8.21%	to	9.46%
ING U.S. Bond Index Portfolio - Class I												
2009	63	$10.65	to	$10.94	$675	3.37%	0.70%	to	1.25%	4.51%	to	5.09%
2008	9	$10.19	to	$10.22	$96	(d)	0.75%	to	1.25%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
ING International Value Portfolio - Class I												
2009	248	$8.41	to	$14.75	$3,320	1.39%	0.70%	to	1.50%	25.32%	to	26.28%
2008	338	$6.66	to	$11.71	$3,607	2.63%	0.70%	to	1.50%	-43.61%	to	-43.17%
2007	345	$18.07	to	$20.65	$6,503	1.89%	0.75%	to	1.50%	11.75%	to	12.58%
2006	401	$16.17	to	$18.38	$6,725	2.18%	0.75%	to	1.50%	27.52%	to	28.53%
2005	304	$12.68	to	$14.33	$3,967	2.79%	0.75%	to	1.50%	7.82%	to	8.62%
ING MidCap Opportunities Portfolio - Class I												
2009	40	$9.75	to	$13.30	$523	0.20%	0.70%	to	1.25%	39.80%	to	40.49%
2008	54	$6.94	to	$9.47	$498	-	0.70%	to	1.25%	-38.42%	to	-38.10%
2007	56	$14.81	to	$15.30	$860	-	0.75%	to	1.25%	24.14%	to	24.80%
2006	34	$11.93	to	$12.26	$411	-	0.75%	to	1.25%	6.42%	to	7.00%
2005	33	$11.21	to	$11.46	$379	-	0.75%	to	1.25%	9.05%	to	9.56%
ING MidCap Opportunities Portfolio - Class S												
2009	264	$10.61	to	$11.53	$2,989	0.11%	0.95%	to	1.90%	38.33%	to	39.59%
2008	336	$7.67	to	$8.26	$2,720	-	0.95%	to	1.90%	-38.88%	to	-38.27%
2007	533	$12.55	to	$13.38	$6,959	-	0.95%	to	1.90%	23.04%	to	24.23%
2006	742	$10.20	to	$10.77	$7,822	-	0.95%	to	1.90%	5.59%	to	6.63%
2005	1,074	$9.66	to	$10.10	$10,674	-	0.95%	to	1.90%	8.05%	to	9.07%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING SmallCap Opportunities Portfolio - Class I												
2009	38	$8.09	to	$14.14	$320	-	0.70%	to	1.25%	29.44%	to	30.13%
2008	67	$6.25	to	$10.89	$522	-	0.70%	to	1.25%	-35.30%	to	-34.97%
2007	41	$9.66	to	$16.79	$410	-	0.75%	to	1.25%	8.66%	to	9.31%
2006	26	$8.89	to	$15.40	$241	-	0.75%	to	1.25%	11.12%	to	11.61%
2005	11	$8.00	to	$13.81	$88	-	0.75%	to	1.25%	7.82%	to	8.34%
ING SmallCap Opportunities Portfolio - Class S												
2009	264	$7.21	to	$7.74	$2,004	-	0.95%	to	1.75%	28.52%	to	29.43%
2008	320	$5.55	to	$5.98	$1,876	-	0.95%	to	1.90%	-35.84%	to	-35.14%
2007	465	$8.65	to	$9.22	$4,184	-	0.95%	to	1.90%	7.72%	to	8.73%
2006	629	$8.03	to	$8.48	$5,223	-	0.95%	to	1.90%	10.30%	to	11.29%
2005	810	$7.28	to	$7.62	$6,065	-	0.95%	to	1.90%	6.74%	to	7.78%
Janus Aspen Series Balanced Portfolio - Institutional Shares												
2009	-		$35.54		$13	6.90%		0.75%			24.92%	
2008	1		$28.45		$16	-		0.75%			-16.45%	
2007	1		$34.05		$23	4.55%		0.75%			9.70%	
2006	1		$31.04		$21	2.16%		0.75%			9.88%	
2005	1		$28.25		$19	-		0.75%			7.17%	
Janus Aspen Series Enterprise Portfolio - Institutional Shares												
2009	-	$23.95	to	$26.50	$2	-	0.75%	to	1.50%	42.64%	to	43.79%
2008	-	$16.79	to	$18.43	$1	-	0.75%	to	1.50%	-44.55%	to	-44.15%
2007	-	$30.28	to	$33.00	$8	-	0.75%	to	1.50%	20.21%	to	21.10%
2006	-	$25.19	to	$27.25	$7	-	0.75%	to	1.50%	11.96%	to	12.79%
2005	-	$22.50	to	$24.16	$6	-	0.75%	to	1.50%	10.62%	to	11.44%
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares												
2009	-		$28.12		$3	-		0.75%			12.35%	
2008	-		$25.03		$3	-		0.75%			5.26%	
2007	1		$23.78		$12	8.33%		0.75%			6.21%	
2006	1		$22.39		$12	4.88%		0.75%			3.47%	
2005	1		$21.64		$11	-		0.75%			1.22%	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Janus Aspen Series Janus Portfolio - Institutional Shares												
2009	-		$17.95		$2	-		1.50%			34.36%	
2008	-	$13.36	to	$14.67	$5	-	0.75%	to	1.50%	-40.62%	to	-40.20%
2007	-	$22.50	to	$24.53	$9	-	0.75%	to	1.50%	13.35%	to	14.25%
2006	-	$19.85	to	$21.47	$8	0.49%	0.75%	to	1.50%	9.73%	to	10.56%
2005	-	$18.09	to	$19.42	$7	-	0.75%	to	1.50%	2.73%	to	3.52%
Janus Aspen Series Worldwide Portfolio - Institutional Shares												
2009	-		$21.67		$1	-		0.75%			36.63%	
2008	-		$15.86		$2	-		0.75%			-45.06%	
2007	-		$28.87		$8	-		0.75%			8.82%	
2006	-		$26.53		$7	1.72%		0.75%			17.29%	
2005	-		$22.62		$6	-		0.75%			5.11%	
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC												
2009	189	$9.07	to	$13.40	$2,101	0.44%	0.35%	to	1.50%	24.74%	to	26.24%
2008	222	$7.21	to	$10.69	$2,000	1.17%	0.70%	to	1.50%	-40.23%	to	-39.78%
2007	274	$14.54	to	$17.79	$4,141	0.43%	0.75%	to	1.50%	-0.95%	to	-0.20%
2006	306	$11.47	to	$17.86	$4,642	0.42%	0.75%	to	1.50%	10.54%	to	11.36%
2005	434	$13.28	to	$16.06	$5,924	0.52%	0.75%	to	1.50%	6.67%	to	7.43%
Oppenheimer Global Securities/VA												
2009	3		$21.52		$62	1.83%		0.75%			38.75%	
2008	3		$15.51		$47	1.53%		0.75%			-40.64%	
2007	3		$26.13		$84	1.20%		0.75%			5.53%	
2006	3		$24.76		$83	0.98%		0.75%			16.79%	
2005	3		$21.20		$72	2.12%		0.75%			13.49%	
Oppenheimer Main Street Fund®/VA												
2009	31	$8.55	to	$10.11	$288	1.84%	0.80%	to	1.25%	26.67%	to	27.33%
2008	35	$6.75	to	$7.94	$255	1.74%	0.80%	to	1.25%	-39.24%	to	-38.97%
2007	36	$11.11	to	$13.01	$434	0.98%	0.80%	to	1.25%		3.06%	
2006	32	$10.78	to	$12.56	$381	2.21%	0.80%	to	1.25%	13.59%	to	14.08%
2005	4,588	$8.60	to	$14.43	$58,462	1.38%	0.95%	to	1.90%	3.99%	to	4.98%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Oppenheimer Main Street Small Cap Fund®/VA												
2009	53	$9.34	to	$11.06	$586	0.83%	0.70%	to	1.50%	35.19%	to	36.21%
2008	47	$6.86	to	$8.12	$382	0.60%	0.70%	to	1.50%	-38.76%	to	-38.34%
2007	47	$12.90	to	$13.17	$617	0.30%	0.75%	to	1.50%	-2.71%	to	-1.94%
2006	54	$13.26	to	$13.43	$723	0.10%	0.75%	to	1.50%	13.65%	to	14.20%
2005	3	$11.72	to	$11.76	$41	(a)	0.75%	to	1.25%		(a)	
Oppenheimer MidCap Fund/VA												
2009	26	$7.20	to	$9.05	$195	-	0.80%	to	1.25%	30.91%	to	31.54%
2008	5	$5.50	to	$6.88	$37	-	0.80%	to	1.25%	-49.68%	to	-49.49%
2007	15	$10.93	to	$13.62	$180	-	0.80%	to	1.25%		5.00%	
2006	6	$10.41	to	$12.91	$74	-	0.80%	to	1.25%	1.66%	to	2.14%
2005	2,781	$5.20	to	$16.97	$32,591	-	0.95%	to	1.90%	10.32%	to	11.25%
PIMCO Real Return Portfolio - Administrative Class												
2009	671	$10.54	to	$13.04	$8,712	3.08%	0.70%	to	1.50%	16.60%	to	17.50%
2008	532	$8.97	to	$11.10	$5,888	4.40%	0.70%	to	1.50%	-8.21%	to	-7.81%
2007	383	$11.82	to	$12.04	$4,609	3.17%	0.75%	to	1.25%	9.14%	to	9.75%
2006	224	$10.75	to	$10.97	$2,452	4.26%	0.75%	to	1.50%	-0.37%	to	0.09%
2005	139	$10.87	to	$10.96	$1,526	3.42%	0.75%	to	1.25%		1.29%	
Pioneer Emerging Markets VCT Portfolio - Class I												
2009	308	$8.78	to	$9.18	$2,820	1.25%	0.70%	to	1.50%	72.08%	to	73.52%
2008	196	$5.06	to	$5.30	$1,033	0.51%	0.70%	to	1.50%	-58.85%	to	-58.50%
2007	225	$12.71	to	$12.77	$2,870	(c)	0.75%	to	1.50%		(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
Pioneer High Yield VCT Portfolio - Class I												
2009	45	$10.70	to	$12.48	$551	6.29%	0.70%	to	1.50%	57.99%	to	59.46%
2008	40	$6.71	to	$7.84	$308	7.95%	0.70%	to	1.50%	-36.33%	to	-35.90%
2007	119	$11.89	to	$12.23	$1,452	5.69%	0.75%	to	1.50%	4.53%	to	5.07%
2006	42	$11.48	to	$11.64	$480	4.35%	0.75%	to	1.25%		7.68%	
2005	12		$10.81		$133	6.30%		0.75%			1.22%	

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
Premier VIT OpCap Mid Cap Portfolio - Class I									
2009	90	$7.73 to	$7.83	$708	(e)	0.75% to	1.25%	(e)	
2008	(e)	(e)		(e)	(e)	(e)		(e)	
2007	(e)	(e)		(e)	(e)	(e)		(e)	
2006	(e)	(e)		(e)	(e)	(e)		(e)	
2005	(e)	(e)		(e)	(e)	(e)		(e)	
Wanger International									
2009	168	$8.33 to	$9.36	$1,413	3.19%	0.70% to	1.25%	47.96% to	48.81%
2008	72	$5.63 to	$6.29	$406	1.14%	0.70% to	1.25%	-46.28% to	-45.96%
2007	112	$10.46 to	$10.51	$1,172	(c)	0.75% to	1.50%	(c)	
2006	(c)	(c)		(c)	(c)	(c)		(c)	
2005	(c)	(c)		(c)	(c)	(c)		(c)	
Wanger Select									
2009	212	$9.46 to	$13.50	$2,845	-	0.70% to	1.50%	63.80% to	65.10%
2008	212	$5.73 to	$8.19	$1,732	-	0.70% to	1.50%	-49.84% to	-49.41%
2007	267	$15.75 to	$16.19	$4,305	-	0.75% to	1.50%	7.73% to	8.58%
2006	140	$14.62 to	$14.91	$2,085	0.29%	0.75% to	1.50%	18.23% to	18.80%
2005	44	$12.45 to	$12.55	$554	-	0.75% to	1.25%	9.61%	
Wanger USA									
2009	36	$9.45 to	$12.13	$432	-	0.70% to	1.50%	40.12% to	41.26%
2008	27	$6.69 to	$8.60	$231	-	0.70% to	1.50%	-40.59% to	-40.11%
2007	30	$13.97 to	$14.36	$436	-	0.75% to	1.50%	3.79% to	4.59%
2006	42	$13.46 to	$13.73	$569	0.39%	0.75% to	1.50%	6.53% to	7.10%
2005	43	$12.72 to	$12.82	$552	-	0.75% to	1.25%	10.42%	

(a)   As investment Division was not available until 2005, this data is not meaningful and is therefore not presented.

(b)   As investment Division was not available until 2006, this data is not meaningful and is therefore not presented.

(c)   As investment Division was not available until 2007, this data is not meaningful and is therefore not presented.

(d)   As investment Division was not available until 2008, this data is not meaningful and is therefore not presented.

(e)   As investment Division was not available until 2009, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying Fund In which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges, as defined in Note 5. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

*   Includes units for annuity contracts in payout beginning in 2006.